

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Via E-mail
Scott W. McCarthy
President
BA Credit Card Funding, LLC
214 North Tryon Street
Suite #21–39, NC1-027-21-04
Charlotte, North Carolina 28255

> **Re: BA Credit Card Funding, LLC**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted February 19, 2015**
> **CIK No. 0001370238**

Dear Mr. McCarthy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

1. In many of the comments we have issued below, it is not clear from the disclosure in the form of prospectus that is part of your registration statement, where you have eliminated the prospectus supplement format to comply with the new rules, what information is being provided in the prospectus that is specific to the notes that will be offered off of the

registration statement. When responding to our comments in this comment letter that request revisions, please be sure to include bracketed information in the prospectus rather than only supplementally confirming that you intend to or will provide the information requested.

2. We note your response to prior comment 4 and reissue. Please revise your disclosure throughout the prospectus to clearly indicate:
   - the specific impact that future issuances of additional series, certificates, or notes has or may have on the notes being offered pursuant to this prospectus;
   - whether the disclosure relates to series, certificates, or notes are currently outstanding; and
   - whether the disclosure describes series, certificates, or notes that will not be offered under this prospectus because it contains information that is required to be provided by post-effective amendment.

   Refer to Item 1113(e) of Regulation AB and Rule 430D(d)(2) under the Securities Act.

3. On page 164 of the prospectus, you indicate that for purposes of provisions "requiring or permitting actions with the consent of, or at the direction of, certificateholders holding a specified percentage of the aggregate unpaid principal amount of investor certificates," each noteholder will be deemed an investor certificateholder. In addition, on page 82 of the prospectus, you state "all references to 'holders' of notes means DTC." Please revise throughout as applicable to clarify when the issuing entity acts at the direction of the noteholders, and whether such actions are or must be conducted through DTC, or when the issuing entity acts or makes determinations at the direction of Funding as beneficiary of the issuing entity.

Form of Prospectus

Summary of Terms

Asset Backed Securities Being Offered, page 1

4. We note your response to prior comment 10 and reissue in part. We note that on page 2 under "Accumulation Reserve Account Targeted Deposit," you indicate that the targeted deposit for the Accumulation Reserve Account is 0.5% of the outstanding dollar principal amount of the offered notes. However, on pages 23 and 106, you indicate that the targeted deposit for the Accumulation Reserve Account is zero unless there is more than one budgeted deposit required to accumulate. Please revise for consistency or revise to clarify the differences between the various disclosures.

Prospectus Summary

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation
Amount of Notes, Outstanding Dollar Principal Amount, page 13

5. We note your response to prior comment 11 and reissue. Please revise to include
    bracketed disclosure both here and on page 67 of the procedure for the calculation of the
    outstanding dollar principal amount of discount notes.

Sources of Funds to Pay the Notes, page 17

6. We note your response to prior comment 13 and reissue. Please revise to clarify that
    derivatives will be limited to interest rate and currency derivatives or advise how the
    agreements would meet the definition of asset-backed security. Refer to Section
    III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and
    Items 1114 and 1115 of Regulation AB.

Early Redemption of Notes, page 19

7. You indicate here and on page 77 that it is possible that notes that have the benefit of a
    derivative agreement may not be redeemed prior to such notes' expected principal
    payment date. Please revise to disclose the actual terms of the notes in the prospectus. If
    specific terms may or may not be included, such terms should be included as bracketed
    disclosure.

BAseries Accumulation Reserve Account, page 23

8. We note your response to prior comment 15 and reissue in part. Please revise to include
    disclosure about the number of budgeted deposits with respect to the tranches of notes
    actually being offered under this prospectus. We note that you indicate under "Sources
    of Funds to Pay Notes— Targeted Deposits of BAseries Available Principal Amounts to
    the Principal Funding Account" that there will be twelve deposits unless otherwise
    indicated, and the number of deposits may be reduced in certain circumstances. The
    disclosure here indicates that some tranches may only have one budgeted deposit. We
    were unable to locate disclosure about the number of budgeted deposits with respect to
    the tranches of notes actually being offered under this prospectus.

9. We note your response to prior comment 15 and reissue in part. Please confirm that such
    a change in the targeted amount would be communicated to noteholders via Form 10-D
    and consider revising to disclose that such change would be provided in Form 10-D.

Shared Excess Available Funds, page 23

10. We note your response to prior comment 16 and reissue. The disclosure in "Sources of
    Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Shared
    Excess Available Funds" indicates how excess funds will be shared by series within
    Group A, but does not describe the allocation of cash flows between groups of notes.

Please revise your disclosure here or elsewhere in the form of prospectus to include a description of the allocation of cash flows between groups of notes.

Fees and Expenses Payable from BAseries Available Funds and BAseries Available Principal Amounts, page 28

11. We note your response to prior comment 20 and reissue in part. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Please include all of the fees and expenses disclosed on page 153 under "Servicing Compensation and Payment of Expenses." These fees and expenses are required to be itemized and included in a table. Refer to Item 1113(c) of Regulation AB. Also consider adding explanatory notes or footnotes to provide information on how transaction parties are compensated and reimbursed.

BAseries Required Subordinated Amounts and Required Class D Investor Interest, page 29

12. We note your response to prior comment 21 and reissue in part. Specific disclosure about the payments or cash flows to the Class A (2001-Emerald) notes are not included in the sections referenced in your response. You indicate that more than $10 billion in Class A (2001-Emerald) notes may be issued. As such a large amount of issuance could materially impact the cash flows to investors, please revise to include disclosure about the payments or cash flows to Class A (2001-Emerald) notes. If payments or cash flows to any other series of notes or investor certificates outstanding or reasonably contemplated to be offered in the future, either under this registration statement or otherwise, could impact the notes offered under this form of prospectus, please revise to include disclosure about such payments or cash flows. Refer to Item 1113(e) of Regulation AB.

The asset representations review process is a process . . ., page 49

13. We note your response to prior comment 26. If you retain this risk factor, please revise it so that it no longer reads as a disclaimer of your responsibilities, which include the responsibility to design a review of compliance with the representations and warranties and the responsibility to review the assets under Rule 193 of the Securities Act.

14. We note your response to prior comment 26. You indicate that "there can be no assurance that the asset representations review will provide the transferor or the master trust II trustee with an effective tool to identify a breach of any contractual provision or to address the enforceability of any related repurchase obligation."   Please advise as to why the registrant believes that a repurchase obligation related to a breach may be unenforceable. If the registrant believes that repurchase obligations related to breaches may be unenforceable, please consider an additional risk factor about such risk.

BA Credit Card Trust, page 53

15. We note your response to prior comment 30 and reissue in part. In your response to prior comment 30, you indicate that certain actions to be taken at the direction of the collateral

certificateholder will be directed by the noteholders. On page 7 of the prospectus you indicate the issuing entity is the collateral certificateholder, and on page 54 of the prospectus you indicate that "all determinations of and actions taken by the issuing entity will be made or taken by either [Funding], on behalf of the issuing entity, or by the owner trustee at the direction of [Funding], on behalf of the issuing entity." Taken together these statements appear to indicate that Funding will direct the collateral certificateholder, not the noteholder. Please revise your disclosure as appropriate throughout the form of prospectus to make it clear which party is actually exercising discretion or taking action.

BA Master Credit Card Trust II, page 54

16. We note your response to prior comment 33 and reissue. Unless the registrant determines that the required static pool information is not material, such information is required to be disclosed, regardless of the age of the portfolio. Item 1105(b) of Regulation AB does not include an exclusion for assets originated 60 or more months prior to the disclosure of the static pool information. Please revise or if you do not revise, please tell us why the static pool information concerning the accounts and receivables is not material and whether the asset pool information presented elsewhere in the prospectus satisfies the static pool requirement.

BANA and Affiliates—Certain Interests in Master Trust II and the Issuing Entity, page 59

17. We note your response to prior comment 37 and reissue. Please revise your disclosure to include bracketed disclosure of the percentage of the seller's interest that the sponsor expects to retain at the closing of the securitization transaction, as a percentage of the aggregate unpaid principal balance of all outstanding investor ABS interests issued, or as a percentage of the aggregate unpaid principal balance of outstanding investor ABS interests. This required disclosure must be provided a reasonable time prior to the sale of asset-backed securities, may use measurement date calculations and "may include adjustments to the amount of securitized assets for additions or removals the sponsor expects to make before the closing date and adjustments to the amount of outstanding investor ABS interests for expected increases and decreases of those interests under the control of the sponsor." Please refer to Rule 5(k)(2) of Regulation RR.

18. We note your response to prior comment 38 and reissue in part. Please tell us why you believe that it would be reasonable to delay the filing of the sponsor's post-closing disclosure of a material difference between the pre-closing disclosure of the seller's interest and the percentage of the seller's interest actually retained until the filing of the Form 10-D for the distribution period in which the next measurement date occurs, which could take place more than 30 days after the sale of the asset-backed securities. Please note that Regulation RR permits you to use data from the measurement date preceding the sale and to make "adjustments to the amount of securitized assets for additions or removals the sponsor expects to make before the closing date and adjustments to the amount of outstanding investor ABS interests for expected increases and decreases of

those interests under the control of the sponsor." Please refer to Rule 5(k)(1)(ii) and Rule 5(k)(2) of Regulation RR.

19. We note your response to prior comment 40 and reissue. If the required disclosures with respect to the use of offsetting horizontal retention interests are unavailable at this time, please delete this disclosure. If you believe that the use of these risk retention options in the future could materially impact the cash flows to investors in the notes offered under this form of prospectus, please revise to include the required disclosures.

Use of Proceeds, page 63

20. We note your response to prior comment 44 and reissue in part. Please confirm that the issuing entity and/or Funding does not use proceeds of note issuances to pay for the [past] acquisition of receivables. Please include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

The Notes

Interest, page 65

21. Please revise to include bracketed disclosure of "any applicable credit enhancement, if necessary, and from certain other amounts determined in connection with the issuance of such notes" for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

22. You indicate that "accreted principal will be capitalized as part of the principal of the note and paid to the holder of the Transferor Interest to maintain the Investor Interest of Series 2001-D." Please revise the disclosure to explain the process by which capitalization of principal of a note also serves as a payment to the holder of the Transferor Interest. Additionally, please revise the disclosure to explain the process by which a payment to the holder of the Transferor Interest works to maintain the Investor Interest of Series 2001-D.

23. Please revise to include bracketed disclosure of how the "interest rate to be borne by a discount note after an event of default or after its expected principal payment date will be determined" for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount, page 70

24. You indicate that interest and principal payments on subordinated classes of notes may be subordinated. Please revise to include bracketed disclosure of the actual subordination of the subordinated notes being offered under this prospectus.

Sources of Funds to Pay Notes

The Collateral Certificate, page 86

25. We note your response to prior comment 45 and reissue. Please revise your disclosure here and throughout the prospectus to clearly state that Series 2001-D is the sole series of investor certificate outstanding, that the issuing entity is the sole master trust II investor at this time, and all master trust II investors, including master trust II investors who invest after the date of this registration statement will receive pro rata allocations.

26. You indicate that "collections of principal receivables allocated to Series 2001-D will be paid to the holder of the Transferor Interest to maintain the Investor Interest of Series 2001-D." Please revise the disclosure to explain the process by which a payment to the holder of the Transferor Interest works to maintain the Investor Interest of Series 2001-D.

Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds, page 91

27. We note your response to prior comment 47 and reissue. The payments to supplemental credit enhancement providers should be included in the disclosure, in brackets if applicable. In your response you indicate that the supplemental credit enhancement provider may be paid from sources other than the BAseries Available Funds. Please provide disclosure with respect to the sources of payments to supplemental credit enhancement providers other than the BAseries Available Funds.

Deposit and Application of Funds for the BAseries—Withdrawals from the Class C Reserve Account, page 105

28. We note that the description of withdrawals from the Class C Reserve Account is qualified by the phrase "unless otherwise determined in connection with the issuance of a tranche of Class C notes." Please revise this disclosure so that it is specific to the notes actually being offered under this prospectus or in the alternative, delete the clause. Such disclosure may be provided in brackets.

Derivative Agreements, page 109 and Supplemental Credit Enhancement Agreements and Supplemental Liquidity Agreement, page 109

29. We note your response to prior comment 48 and reissue. Please tell us whether such arrangements have been included in previous offerings of now-outstanding securities by the registrant and if so, whether the agreements that you contemplate adding to the securities being offered off this registration statement materially differ from the enhancements provided in connection with previous offerings. Please also provide bracketed disclosure about the terms of the agreements. Refer to our comment 1 above. We note, as examples, that the prospectus does not provide additional information about the specific liquidity risk mitigated by the inclusion of such a liquidity agreement, if a draw under the liquidity agreement would need to be repaid and how such a repayment

would be made as well as similar additional information about the nature of the supplemental credit enhancement agreement.

30. In addition, the prospectus indicates that guaranteed investment contracts may be included in the asset pool. No additional information is provided about the kinds of guaranteed investment contracts that may be used, how the rate of return would be calculated (e.g., LIBOR plus a spread or a fixed rate) or what kinds of risks these guaranteed investment contracts would be expected to mitigate, or if risk mitigation is the impact of the inclusion of these guaranteed investment contracts. Please revise to include a clear discussion of the manner in which a guaranteed investment contract is designed to affect or ensure timely payment of the asset-backed securities. Please confirm that the primary purpose of such a guaranteed investment contract is not to provide credit enhancement related to the pool assets or the asset-backed securities and payment on the asset-backed securities is based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

The Indenture—Early Redemption Events, page 188

31. Please revise to include bracketed disclosure about the priority of payments for redeemed notes for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

BANA's Credit Card Portfolio

The Receivables Purchase Agreement, page 132

32. We note your response to prior comment 55 and reissue. Your response appears to indicate that even if a repurchase of the assets has been made, the funds paid for the repurchase are not paid to investors of the trust that previously owned the assets. Please tell us whether our reading of your response is correct and if so, why investors would not receive the benefit of the repurchase. We note that you have indicated that Funding would have paid for the receivables. Please explain why payment received from investors of the securities would not weigh into your consideration here. Please also revise your disclosure with respect to repurchase to clarify whether how repurchase benefits flow through to investors. Please refer to Item 1111(e)(1) of Regulation AB. We may have further comment.

Master Trust II

Addition of Master Trust II Assets, page 142

33. We note your response to prior comment 59 and reissue in part. Please revise to provide bracketed disclosure indicating that you will provide information about the nature of the review of assets added to the pool (including during the revolving period) performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from

       disclosed underwriting criteria or other criteria (refer to Items 1111(g)(6), 1111(g)(7) and 1111(g)(8) of Regulation AB).

34. We note your response to prior comment 60 that you are unable to provide us with an analysis of whether the addition of participations to the pool will require the delivery of a prospectus other than this one and separate registration of the participation. Therefore, please delete language about the participations from this prospectus.

New Requirements for SEC Shelf Registration

Asset Representations Review—Delinquency Trigger, page 167

35. We note your response to prior comment 69 and reissue in part. We do not object to a delinquency trigger that is subject to review and adjustment upon the filing of a new registration statement (but not the filing of an amendment to a registration statement) or the occurrence of a change in law or regulation that could reasonably be expected to have a material effect (but not any effect) on the delinquency rate for the asset pool or the manner by which delinquencies are defined or determined. In other respects, we generally expect that the delinquency trigger will be an objective, specified threshold "negotiated by sponsors and investors in advance of the ABS issuance." Please revise accordingly. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Asset Representations Review—Voting Trigger, pages 169

36. We note your response to prior comment 72 and reissue. As we noted in the prior comment, a quorum provision is not included as a permissible restriction under General Instruction I.B.1(b)(C) of Form SF-3. We do not object, however, to a quorum requirement that up to 5% of the total interest in the pool be required to vote in order for a review to occur, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote.

Asset Representation Review—Asset Review, page 171

37. We note your response to prior comment 74 and reissue in part. To the extent an asset representations review was conducted previously with respect to a receivable or account, we do not object if such receivable or account is not included in any further asset representations reviews, unless either such receivable or account is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release.

38. We note your response to prior comment 76 and reissue. The revised language does not make it clear that the representations and warranties to be reviewed concern either or both the accounts and the receivables. Please revise to clarify that the asset representations reviewer will review both the accounts and the receivables for compliance with all of the representations and warranties concerning both the accounts and the receivables.

Asset Representations Review—Limitation on Liability; Indemnification, page 173

39. We note your response to prior comments 78 and reissue. Please tell us why it is appropriate that to limit the ability of noteholders or the trustee to change the scope of the review. Please confirm that the registrant and the asset representations reviewer has determined that the scope of the asset representations review adequately allows the asset representations reviewer to determine compliance with the representations and warranties and the shelf registration requirements have been met.

Plan of Distribution, page 189

40. Please revise the bracketed disclosure so that it is definitive and describes the actual offering of notes under the prospectus. To the extent that the registrant reasonably intends to use more than one plan of distribution, such disclosure may be bracketed.

Glossary of Defined Terms

Available Principal Amounts, page 192

41. Please revise the disclosure to include specific details of "any other amounts, or allocable portion thereof, to be treated as Available Principal Amounts" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Minimum Transferor Interest, page 202

42. We note your response to prior comments 87 and 88. Please revise your disclosure to indicate the differences between the calculation of the Minimum Transferor Interest and the seller's interest calculation required under the risk retention rule.

Please contact David Beaning at (202) 551-6455 or me at (202) 551-3262 with any other questions.

Sincerely,

Katherine Hsu
Office Chief

cc: Mike Mitchell, Esq.

Chapman and Cutler LLP

Attorneys at Law · Focused on Finance®

Michael H. Mitchell
Partner

1717 Rhode Island Ave, N.W.
Washington, D.C. 20036

T 202.478.6446
F 202.478.6447
mitchell_DC@chapman.com

September 1, 2015

Via email to ABSdrafts@sec.gov

Ms. Katherine Hsu, Esq.
Office Chief
Office of Structured Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: BA Credit Card Funding, LLC
                 BA Credit Card Trust
                 BA Master Credit Card Trust II
                 Draft ABS Registration Statement on Form SF-3
                 CIK No. 0001370238

Dear Ms. Hsu:

In connection with the draft filing review program for revised Regulation AB, we are pleased to submit a third draft ABS Registration Statement on Form SF-3 (the "Registration Statement") on behalf of BA Credit Card Funding, LLC ("Funding" or the "Registrant"), as transferor to BA Master Credit Card Trust II and BA Credit Card Trust. We have reviewed your letter dated July 23, 2015 (the "Comment Letter") providing comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the second draft submission delivered to the Staff on June 19, 2015. The Registrant's responses to the Staff's comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to "we," "us," "our" and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable. Included with this letter is a clean copy of the Registration Statement together with a copy marked to show changes made in response to the Staff's comments included in the Comment Letter.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant's response.

We also want to call to your attention that, on July 8, 2015, Banc of America Consumer Card Services, LLC ("BACCS") was removed as the seller of receivables to Funding. The Second Amended and Restated Receivables Contribution and Sale Agreement (the "RCSA"), between Bank of America, National Association ("BANA") and BACCS, and the Amended and Restated Receivables Purchase Agreement (the "RPA"), between BACCS and Funding, each dated as of October 1, 2014, have been amended, restated and merged into a single agreement embodied by the Second Amended and Restated Receivables Purchase Agreement, dated as of July 8, 2015 (the "Second Amended and Restated RPA"), among BANA, BACCS and Funding. Under the Second Amended and Restated RPA, BANA sells receivables directly to Funding. Bank of America retains all of its obligations previously incurred under the RCSA and has assumed all obligations of BACCS as seller of receivables to Funding under the RPA. All of the rights of BACCS under the RCSA have been assigned to Funding.

Prior to July 8, 2015, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On July 8, 2015, BACCS assigned all of the equity in Funding to BANA and now Funding is a direct subsidiary of BANA. On July 17, 2015, BANA dissolved BACCS. The removal described above was the result of internal corporate restructuring, and BANA does not anticipate that it will have a material adverse effect on the Master Trust II Portfolio or the noteholders. On July 8, 2015, Funding filed a current report on Form 8-K disclosing the succession and related events described above and each of the documents listed under "Item 9.01(d). Exhibits" in that Form 8-K report was filed as an exhibit thereto. We have updated the form of prospectus to give effect to the succession and related events and have also updated "Item 14. Exhibits" in this Registration Statement to list and incorporate relevant documents filed with the Form 8-K report.

Draft Registration Statement on Form SF-3

General

Comment 1. In many of the comments we have issued below, we note where it is not clear from the disclosure in the form of prospectus that is part of your registration statement, which eliminates the prospectus supplement format, what information is being provided in the prospectus that is specific to the notes that will be offered off of the registration statement. When responding to our comments in this comment letter that request revisions, please be sure to include bracketed information in the prospectus rather than only supplementally confirming that you intend to or will provide the information requested at a future date.

Response 1. As requested, in responding to the Staff's comments contained in the Comment Letter that request revisions to the form of prospectus, we have included bracketed information in the form of prospectus, unless that information is unknown or not reasonably

available to the issuer, as contemplated by Rule 430D(a) under the Securities Act of 1933 (the "Securities Act").

Comment 2. We note your response to prior comment 4 and reissue. Please revise your disclosure throughout the prospectus to clearly indicate:

- **the specific impact that future issuances of additional series, certificates, or notes has or may have on the notes being offered pursuant to this prospectus;**

- **whether the disclosure relates to series, certificates, or notes are currently outstanding; and**

- **whether the disclosure describes series, certificates, or notes that will not be offered under this prospectus because it contains information that is required to be provided by post-effective amendment.**

Refer to Item 1113(e) of Regulation AB and Rule 430D(d)(2) under the Securities Act.

Response 2. We have revised the form of prospectus in response to comment 2 to make it clearer when information contained in the prospectus relates to the offered notes.

Comment 3. On page 164 of the prospectus, you indicate that for purposes of provisions "requiring or permitting actions with the consent of, or at the direction of, certificateholders holding a specified percentage of the aggregate unpaid principal amount of investor certificates," each noteholder will be deemed an investor certificateholder. In addition, on page 82 of the prospectus, you state "all references to 'holders' of notes means DTC." Please revise throughout as applicable to clarify when the issuing entity acts at the direction of the noteholders, and whether such actions are or must be conducted through DTC, or when the issuing entity acts or makes determinations at the direction of Funding as beneficiary of the issuing entity.

Response 3. In responding to comment 3, we think it is important to distinguish between (i) a person that is authorized to direct the affairs of an entity (*i.e.*, to take action on behalf of the entity), such as an officer or director of a corporation or, in the issuing entity's case, Funding as its sole beneficiary, and (ii) a person that has the right to give direction to the entity, such as a noteholder or other creditor, but who is *not* authorized to take action on behalf of the entity. In the former case, authority to direct the affairs of the entity is conferred on a person or persons by the terms of the entity's organizational documents; in the latter case, the right is conferred on a person or persons by the terms of an indenture or other transaction document. Entities are frequently subject to both forms of direction at the same time.

As disclosed under "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust*," the issuing entity does not have any officers or directors and Funding, as the sole beneficiary, is authorized to take action on behalf of the issuing entity, and to direct the owner trustee to take certain ministerial actions on behalf of the issuing entity, with respect to management of the issuing entity and its assets. The issuing entity takes action, therefore, at the direction of Funding, as the sole beneficiary.

Noteholders are not authorized to take action on behalf of the issuing entity, but certain provisions of the indenture do require or permit action to be taken with the consent of, or at the direction of, noteholders. For example, following the occurrence of an event of default, the indenture permits noteholders holding a specified percentage of the outstanding notes to declare the principal of the notes to be immediately due and payable. See "*The Indenture—Events of Defaults Remedies*." As another example, the indenture prohibits the issuer and the indenture trustee from amending the indenture in some cases without the consent of noteholders holding a specified percentage of the outstanding notes. See "*The Indenture—Amendments to the Indenture and Indenture Supplements*."

Similarly, certain provisions of the master trust II agreement and the Series 2001-D supplement require or permit action to be taken with the consent of, or at the direction of certificateholders, and the disclosure cited by the Staff on page 164 of our second draft submission simply indicates that noteholders will be treated as certificateholders under those agreements for purposes of actions to be taken with the consent of, or at the direction of, certificateholders. The form of prospectus repeats this point under "*New Requirements for SEC Shelf Registration—Asset Representations Review—Voting Trigger*," which indicates that, for purposes of the voting trigger, noteholders will be treated as certificateholders. In response to comment 3, we have revised the form of prospectus to repeat this point in several other sections of the prospectus. See "*Master Trust II—Representations and Warranties*," "*—Servicer Default*," and "*—Amendments to the Master Trust II Agreement*."

Each of the instances where the transaction documents require or permit action to be taken with the consent of, or at the direction of, certificateholders and noteholders is disclosed in the prospectus, but these provisions do not authorize those holders to take action on behalf of the issuing entity. Instead, they simply obligate the issuing entity (and the indenture trustee in some cases) to take action *upon the direction* of certificateholders and noteholders. Put another way, certificateholders and noteholders may direct the issuing entity and the indenture trustee to take certain actions, but only Funding is authorized to then take those actions on behalf of the issuing entity (just as only the officers and directors of the indenture trustee will then take those actions on behalf of the indenture trustee).

We believe the prospectus, particularly as revised in response to comment 3, accurately describes the person that is authorized to direct the affairs of the issuing entity (*i.e.*, Funding), as

well as the instances where noteholders have the right to give direction to the issuing entity and master trust II.

As noted in the Staff's comment, for so long as the notes remain in book-entry form, references to the noteholders means DTC. DTC has advised, however, that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the investors, as the beneficial owners of the notes. Similarly, the indenture trustee will accept notices and directions solely from DTC. Accordingly, if a beneficial owner is not a participant in DTC, then it must rely on the procedures of the participant through which that person owns its interest in order to exercise any rights of a holder of notes under the indenture. This is disclosed under "*The Notes—Book-Entry Notes*" in a manner that is consistent with the disclosure practice of virtually every other issuer of asset-backed securities of which we are aware, if not every other issuer of fixed-income securities more broadly. We are also confident that investors understand that actions to be taken at the direction of noteholders must be conducted in accordance with the procedures of DTC and that investors must rely on those procedures in order to exercise any rights of a holder of notes under the indenture.

Form of Prospectus

Summary of Terms

Asset Backed Securities Being Offered, page 1

Comment 4. We note your response to prior comment 10 and reissue in part. We note that on page 2 under "Accumulation Reserve Account Targeted Deposit," you indicate that the targeted deposit for the Accumulation Reserve Account is 0.5% of the outstanding dollar principal amount of the offered notes. However, on pages 23 and 106, you indicate that the targeted deposit for the Accumulation Reserve Account is zero unless there is more than one budgeted deposit required to accumulate. Please revise for consistency or revise to clarify the differences between the various disclosures.

Response 4. We have revised the disclosure as requested.

Prospectus Summary

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes, Outstanding Dollar Principal Amount, page 13

Comment 5. We note your response to prior comment 11 and reissue. Please revise to include bracketed disclosure both here and on page 67 of the procedure for the calculation of the outstanding dollar principal amount of discount notes.

Response 5. We have revised the form of prospectus to eliminate the option of issuing discount notes under this Registration Statement and, as a consequence, have removed the disclosure that is the subject of comment 5.

Sources of Funds to Pay the Notes, page 17

Comment 6. We note your response to prior comment 13 and reissue. Please revise to clarify that derivatives will be limited to interest rate and currency derivatives or advise how the agreements would meet the definition of asset-backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Items 1114 and 1115 of Regulation AB.

Response 6. We do not believe it is appropriate to limit derivatives to interest rate and currency derivatives because there are swaps and other derivatives in addition to interest rate and currency derivatives that are permissible in an ABS transaction under Regulation AB so long as they are used to reduce or alter risk resulting from assets contained in the pool (as opposed to creating "synthetic" exposure to an asset that is not in the pool). The Commission itself acknowledged that even a credit derivative such as a credit default swap would be permissible in an ABS transaction under Regulation AB if it were used to provide credit enhancement for the ABS.[1] We believe, therefore, that it is inappropriate to require the registrant to affirmatively indicate that derivatives will be limited to interest rate and currency derivatives.

As indicated in our response to prior comment 13, however, we once again supplementally confirm to the Staff that, in advance of any election to include additional types of derivatives agreements permitted under Regulation AB, Funding will file a post-effective amendment to the registration statement of which this prospectus forms a part to identify any such additional types of derivative agreements.

Early Redemption of Notes, page 19

Comment 7. You indicate here and on page 77 that it is possible that notes that have the benefit of a derivative agreement may not be redeemed prior to such notes' expected principal payment date. Please revise to disclose the actual terms of the notes in the prospectus. If specific terms may or may not be included, such terms should be included as bracketed disclosure.

Response 7. We have revised the disclosure as requested.

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[1] *See* 2004 Regulation AB Adopting Release, Section III.A.2.a.

BAseries Accumulation Reserve Account, page 23

Comment 8. We note your response to prior comment 15 and reissue in part. Please revise to include disclosure about the number of budgeted deposits with respect to the tranches of notes actually being offered under this prospectus. We note that you indicate under "Sources of Funds to Pay Notes— Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account" that there will be twelve deposits unless otherwise indicated, and the number of deposits may be reduced in certain circumstances. The disclosure here indicates that some tranches may only have one budgeted deposit. We were unable to locate disclosure about the number of budgeted deposits with respect to the tranches of notes actually being offered under this prospectus.

Response 8. The number of budgeted deposits to accumulate and pay the principal amount for any tranche of notes corresponds to the number of months between the end of the revolving period and the expected principal payment date for that tranche. As disclosed, if the issuing entity reasonably expects to need less than twelve calendar months to fully accumulate the outstanding dollar principal amount of the related tranche of notes, the end of the revolving period may be delayed, thereby shortening the accumulation period and reducing the number of budgeted deposits. A description of the basis on which the issuing entity may determine to delay the end of the revolving period is set forth under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*." Any decision to delay the end of the revolving period (and, therefore, to postpone the date on which budgeted deposits to accumulate and pay principal commences) will be made by the issuing entity in the time leading up to the twelfth month before the expected principal payment date. As disclosed, the revolving period will end between 12 and 1 months prior to the expected principal payment date (with the number of budgeted deposits corresponding to the number of months), but the actual number of months (and the actual number of budgeted deposits) within that range will not be known until the period of time leading up to the end of the revolving period.

Comment 9. We note your response to prior comment 15 and reissue in part. Please confirm that such a change in the targeted amount would be communicated to noteholders via Form 10-D and consider revising to disclose that such change would be provided in Form 10-D.

Response 9. We supplementally confirm that a change in the targeted deposit for the Accumulation Period Reserve Account from that disclosed in the prospectus would be disclosed in the issuing entity's distribution report on Form 10-D for the distribution period in which the change occurred. As noted in our response to prior comment 15, we have disclosed under "*The Indenture—Reports*" that monthly reports containing information on the notes and the collateral securing the notes will be filed with the SEC. We once again respectfully submit that this

disclosure is sufficient to advise investors of where they can access current material information relating to the notes and underlying assets. We continue to believe that it would be impractical to attempt to delineate every possible category of information originally disclosed in the prospectus that, if changed, would be disclosed in the issuing entity's monthly reports and, consequently, would strongly prefer to avoid such an approach in this case.

Shared Excess Available Funds, page 23

Comment 10. We note your response to prior comment 16 and reissue. The disclosure in "Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds" indicates how excess funds will be shared by series within Group A, but does not describe the allocation of cash flows between groups of notes. Please revise your disclosure here or elsewhere in the form of prospectus to include a description of the allocation of cash flows between groups of notes.

Response 10. As disclosed, shared excess available funds will be available to cover shortfalls in Available Funds for other series of notes in Group A and, if those shared excess available funds exceed those shortfalls, the balance will be paid to the issuing entity. Accordingly, there is no allocation of shared excess available funds between groups of notes.

As disclosed under "*Prospectus Summary—Shared Excess Available Funds*," the BAseries is included in Group A and the issuing entity may issue other series of notes that are included in Group A. We have revised the form of prospectus to repeat this disclosure under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds*" in the body of the form of prospectus.

Fees and Expenses Payable from BAseries Available Funds and BAseries Available Principal Amounts, page 28

Comment 11. We note your response to prior comment 20 and reissue in part. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Please include all of the fees and expenses disclosed on page 153 under "Servicing Compensation and Payment of Expenses." These fees and expenses are required to be itemized and included in a table. Refer to Item 1113(c) of Regulation AB. Also consider adding explanatory notes or footnotes to provide information on how transaction parties are compensated and reimbursed.

Response 11. As noted in comment 11, Item 1113(c) of Regulation AB requires the registrant to provide in a table an itemized list of all fees and expenses to be paid or payable out of the cash flows from the pool assets. At this time, only the servicing fee is paid or payable out of the cash flows from the pool assets. The other expense items identified are paid by the

servicer, *not* out of the cash flows from the pool assets. In other words, the servicer is responsible for paying these other expense items, irrespective of amounts received by the servicer as its servicing fee, and the payee has no recourse to cash flows from the pool assets. Item 1113(c) is intended to capture fees and expenses the payment of which may impact the amount of cash flows available to investors. None of these other expense items will have any impact on those cash flows.

The description of these other expense items included in our disclosure is intended simply to explain the purpose and amount of the servicing fee. As such, we have revised the description of those other expense items to be parallel with the description on page 153 of our second draft submission, but they are not required to be included or itemized in the table under Item 1113(c).

We have not yet determined the method by which fees and expenses of the asset representations reviewer will be paid. If any portion of those fees and expenses is to be paid or payable out of the cash flows from the pool assets, we will revise the table to include and itemize them.

BAseries Required Subordinated Amounts and Required Class D Investor Interest, page 29

Comment 12. We note your response to prior comment 21 and reissue in part. Specific disclosure about the payments or cash flows to the Class A (2001-Emerald) notes are not included in the sections referenced in your response. You indicate that more than $10 billion in Class A (2001-Emerald) notes may be issued. As such a large amount of issuance could materially impact the cash flows to investors, please revise to include disclosure about the payments or cash flows to Class A (2001-Emerald) notes. If payments or cash flows to any other series of notes or investor certificates outstanding or reasonably contemplated to be offered in the future, either under this registration statement or otherwise, could impact the notes offered under this form of prospectus, please revise to include disclosure about such payments or cash flows. Refer to Item 1113(e) of Regulation AB.

Response 12. We have revised the form of prospectus in response to comment 12.

The asset representations review process is a process . . ., page 49

Comment 13. We note your response to prior comment 26. If you retain this risk factor, please revise it so that it no longer reads as a disclaimer of your responsibilities, which include the responsibility to design a review of compliance with the representations and warranties and the responsibility to review the assets under Rule 193 of the Securities Act.

Chapman and Cutler LLP

Response 13. We have further revised the risk factor in response to comment 13 in an effort to eliminate any unintended disclaimer of our responsibilities.

Comment 14. We note your response to prior comment 26. You indicate that "there can be no assurance that the asset representations review will provide the transferor or the master trust II trustee with an effective tool to identify a breach of any contractual provision or to address the enforceability of any related repurchase obligation." Please advise as to why the registrant believes that a repurchase obligation related to a breach may be unenforceable. If the registrant believes that repurchase obligations related to breaches may be unenforceable, please consider an additional risk factor about such risk.

Response 14. This statement was intended merely to highlight to investors that the asset representations review process is new and untested and that no assurance can be given as to its effectiveness. We have revised the sentence in question to eliminate the unintended implication put forth by the Staff.

BA Credit Card Trust, page 53

Comment 15. We note your response to prior comment 30 and reissue in part. In your response to prior comment 30, you indicate that certain actions to be taken at the direction of the collateral certificateholder will be directed by the noteholders. On page 7 of the prospectus you indicate the issuing entity is the collateral certificateholder, and on page 54 of the prospectus you indicate that "all determinations of and actions taken by the issuing entity will be made or taken by either [Funding], on behalf of the issuing entity, or by the owner trustee at the direction of [Funding], on behalf of the issuing entity." Taken together these statements appear to indicate that Funding will direct the collateral certificateholder, not the noteholder. Please revise your disclosure as appropriate throughout the form of prospectus to make it clear which party is actually exercising discretion or taking action.

Response 15. As disclosed in the prospectus under "*Master Trust II—Treatment of Noteholders*," for purposes of any provision of the master trust II agreement or the Series 2001-D supplement requiring or permitting actions with the consent of, or at the direction of, certificateholders, each noteholder will be deemed to be an investor certificateholder. The collateral certificateholder will, therefore, be disregarded and, instead, each noteholder will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the outstanding principal amount of its notes. We have revised the disclosure to make this point clearer.

Chapman and Cutler LLP

BA Master Credit Card Trust II, page 54

Comment 16. We note your response to prior comment 33 and reissue. Unless the registrant determines that the required static pool information is not material, such information is required to be disclosed, regardless of the age of the portfolio. Item 1105(b) of Regulation AB does not include an exclusion for assets originated 60 or more months prior to the disclosure of the static pool information. Please revise or if you do not revise, please tell us why the static pool information concerning the accounts and receivables is not material and whether the asset pool information presented elsewhere in the prospectus satisfies the static pool requirement.

Response 16. As disclosed in the form of prospectus, and as indicated in our response to prior comment 33, all of the accounts relating to the receivables in the Master Trust II Portfolio are 60 or more months past the date on which they were originated. As a result, the Master Trust II Portfolio is currently a pool comprised entirely of seasoned accounts whose long-term performance attributes have stabilized and, consequently, the segmentation of the portfolio by vintage origination year would no longer provide insights into the portfolio's performance and risk that are material and that are not otherwise evident from information relating to the pool's performance that is presented elsewhere in the form of prospectus, including in Annex I. The registrant has determined, therefore, that such static pool information is not material. We have revised this discussion in the form of prospectus to more fully explain the absence of static pool information, as contemplated by Item 1105(c) of Regulation AB.

BANA and Affiliates—Certain Interests in Master Trust II and the Issuing Entity, page 59

Comment 17. We note your response to prior comment 37 and reissue. Please revise your disclosure to include bracketed disclosure of the percentage of the seller's interest that the sponsor expects to retain at the closing of the securitization transaction, as a percentage of the aggregate unpaid principal balance of all outstanding investor ABS interests issued, or as a percentage of the aggregate unpaid principal balance of outstanding investor ABS interests. This required disclosure must be provided a reasonable time prior to the sale of asset-backed securities, may use measurement date calculations and "may include adjustments to the amount of securitized assets for additions or removals the sponsor expects to make before the closing date and adjustments to the amount of outstanding investor ABS interests for expected increases and decreases of those interests under the control of the sponsor." Please refer to Rule 5(k)(2) of Regulation RR.

Response 17. We have revised the form of prospectus to include bracketed disclosure of the percentage of the seller's interest that the sponsor expects to retain at the closing of the securitization transaction, measured in accordance with the provisions of Regulation RR.

Comment 18. We note your response to prior comment 38 and reissue in part. Please tell us why you believe that it would be reasonable to delay the filing of the sponsor's post-closing disclosure of a material difference between the pre-closing disclosure of the seller's interest and the percentage of the seller's interest actually retained until the filing of the Form 10-D for the distribution period in which the next measurement date occurs, which could take place more than 30 days after the sale of the asset-backed securities. Please note that Regulation RR permits you to use data from the measurement date preceding the sale and to make "adjustments to the amount of securitized assets for additions or removals the sponsor expects to make before the closing date and adjustments to the amount of outstanding investor ABS interests for expected increases and decreases of those interests under the control of the sponsor." Please refer to Rule 5(k)(1)(ii) and Rule 5(k)(2) of Regulation RR.

Response 18. We have revised the form of prospectus to indicate that the amount of Funding's interest in the Transferor Interest retained at closing of the securitization transaction will be disclosed by the issuing entity in a current report on Form 8-K within a reasonable time after closing if that amount is materially different from the amount disclosed in the prospectus.

Comment 19. We note your response to prior comment 40 and reissue. If the required disclosures with respect to the use of offsetting horizontal retention interests are unavailable at this time, please delete this disclosure. If you believe that the use of these risk retention options in the future could materially impact the cash flows to investors in the notes offered under this form of prospectus, please revise to include the required disclosures.

Response 19. The disclosure indicates that BANA will initially comply with U.S. risk retention requirements through retention by Funding of an interest in the Transferor Interest but that, in the future, BANA may elect to comply with U.S. risk retention requirements through any other means permitted under the U.S. risk retention rule, including retention by Funding of an interest in the Transferor Interest and one or more offsetting horizontal retention interests. Based on the limitations in Regulation RR, the issuing entity has no ABS interests outstanding at this time that would appear to qualify as eligible horizontal residual interests, and so it is not possible to provide the disclosures contemplated by Regulation RR at this time. Funding could, however, seek to amend its program structure at some future time to create an ABS interest that would qualify as an eligible horizontal residual interest, and then elect to comply with U.S. risk retention requirements through the retention by Funding of an interest in the Transferor Interest and such offsetting horizontal interest.[2] Because BANA could make such an election at a time

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[2] We note that any such offsetting eligible horizontal residual interest would have the subordination features set forth in the definition of "eligible horizontal residual interest" under Regulation RR, and so would serve as an additional source of credit enhancement for more senior classes of notes.

when notes offered by means of the current prospectus remain outstanding, we continue to believe it is appropriate to advise investors that such an election is possible. We have, however, revised the form of prospectus to indicate that, in making any such election, BANA will comply with the provisions of the U.S. risk retention rule, including applicable disclosure requirements.

As indicated in our response to prior comment 40, in advance of any such election, Funding would discuss its intentions with the Staff and, if required by the Staff, would file a post-effective amendment to the registration statement of which this prospectus forms a part to comply with applicable disclosure requirements under the U.S. risk retention rule. We favor an approach that couples more robust disclosure to current investors with an undertaking to discuss any such election with the Staff (and to file a post-effective amendment, if required) over an approach where the registrant removes disclosure regarding any such future election even though such an election could occur.

Use of Proceeds, page 63

Comment 20. We note your response to prior comment 44 and reissue in part. Please confirm that the issuing entity and/or Funding does not use proceeds of note issuances to pay for the [past] acquisition of receivables. Please include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

Response 20. Prior comment 44 sought confirmation, consistent with Item 1107(j) of Regulation AB, that no expenses incurred in connection with the selection and acquisition of receivables are payable from the offering proceeds. We understand comment 20 to be seeking confirmation that no expenses incurred in connection with the selection and [past] acquisition of receivables have been paid from the offering proceeds of note issuances. We supplementally confirm that no expenses incurred in connection with the selection and acquisition of receivables have been or are expected to be paid from the offering proceeds of note issuances.

Proceeds of note issuances will be used by Funding to increase the investor interest of the collateral certificate, purchase additional receivables from BANA, and for its general corporate purposes. We have expanded the discussion under "*Use of Proceeds*" accordingly.

The Notes

Interest, page 65

Comment 21. Please revise to include bracketed disclosure of "any applicable credit enhancement, if necessary, and from certain other amounts determined in connection with

the issuance of such notes" for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

Response 21. As indicated in our response to comment 29, we have revised the form of prospectus to eliminate the option that notes offered from time to time under this Registration Statement may have the benefit of supplemental credit enhancement agreements. As a result, we have revised this section of the prospectus to remove the reference to "any applicable credit enhancement." We have also removed the disclosure indicating that interest payments or deposits in respect of the notes may be funded "from certain other amounts determined in connection with the issuance of such notes."

Comment 22. You indicate that "accreted principal will be capitalized as part of the principal of the note and paid to the holder of the Transferor Interest to maintain the Investor Interest of Series 2001-D." Please revise the disclosure to explain the process by which capitalization of principal of a note also serves as a payment to the holder of the Transferor Interest. Additionally, please revise the disclosure to explain the process by which a payment to the holder of the Transferor Interest works to maintain the Investor Interest of Series 2001-D.

Response 22. We have revised the form of prospectus to eliminate the option of issuing discount notes under this Registration Statement and, as a consequence, have removed the disclosure that is the subject of comment 22.

Comment 23. Please revise to include bracketed disclosure of how the "interest rate to be borne by a discount note after an event of default or after its expected principal payment date will be determined" for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

Response 23. We have revised the form of prospectus to eliminate the option of issuing discount notes under this Registration Statement and, as a consequence, have removed the disclosure that is the subject of comment 23.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount, page 70

Comment 24. You indicate that interest and principal payments on subordinated classes of notes may be subordinated. Please revise to include bracketed disclosure of the actual subordination of the subordinated notes being offered under this prospectus.

Response 24. We have revised the disclosure as requested.

Chapman and Cutler LLP

Sources of Funds to Pay Notes

The Collateral Certificate, page 86

Comment 25. We note your response to prior comment 45 and reissue. Please revise your disclosure here and throughout the prospectus to clearly state that Series 2001-D is the sole series of investor certificate outstanding, that the issuing entity is the sole master trust II investor at this time, and all master trust II investors, including master trust II investors who invest after the date of this registration statement will receive pro rata allocations.

Response 25. We indicate on the inside front cover of the form of prospectus, under "*Information Presented in this Prospectus*," that Series 2001-D is the only issued and outstanding series of master trust II at this time. We include a cross-reference to "*Annex III: Outstanding Master Trust II Series of Investor Certificates*" under the same caption and in the first paragraph under "*Summary of Terms*," which also indicates that Series 2001-D is the only issued and outstanding series of master trust II. We also indicate that the issuing entity is the collateral certificateholder under "*Prospectus Summary—Master Trust II*."

The disclosure throughout the prospectus includes the information that is material to investors in the notes regardless of whether there is one or several series of investor certificates outstanding and regardless of the number or identity of master trust II investors. We believe, therefore, that repeating the information requested by the Staff in comment 25 throughout the prospectus would be of no material value to investors. Nevertheless, as requested, we have repeated this information under "*Sources of Funds to Pay the Notes—The Collateral Certificate*."

With regard to the request that the disclosure make clear that all master trust II investors will receive *pro rata* allocations, as indicated in our response to prior comment 45, the disclosure under this caption already indicates that, allocations of defaults and collections of finance charge receivables are made *pro rata* among each series of investor certificates and that allocations of collections of principal receivables are made in a different manner when the principal amount of a series of investor certificates begins to accumulate or amortize. Specifically, and as disclosed, allocations of collections of principal receivables to investor in such a series of certificates is based on an Investor Interest that "fixes" at the end of its related revolving period.

Comment 26. You indicate that "collections of principal receivables allocated to Series 2001-D will be paid to the holder of the Transferor Interest to maintain the Investor Interest of Series 2001-D." Please revise the disclosure to explain the process by which a payment to the holder of the Transferor Interest works to maintain the Investor Interest of Series 2001-D.

Chapman and Cutler LLP

Response 26. We have revised the disclosure as requested.

Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds, page 91

Comment 27. We note your response to prior comment 47 and reissue. The payments to supplemental credit enhancement providers should be included in the disclosure, in brackets if applicable. In your response you indicate that the supplemental credit enhancement provider may be paid from sources other than the BAseries Available Funds. Please provide disclosure with respect to the sources of payments to supplemental credit enhancement providers other than the BAseries Available Funds.

Response 27. As indicated in our response to comment 29, we have revised the form of prospectus to eliminate the option that notes offered from time to time under this Registration Statement may have the benefit of supplemental credit enhancement agreements. As a result, we have revised this section of the prospectus to remove references to payments to supplemental credit enhancement providers.

Deposit and Application of Funds for the BAseries—Withdrawals from the Class C Reserve Account, page 105

Comment 28. We note that the description of withdrawals from the Class C Reserve Account is qualified by the phrase "unless otherwise determined in connection with the issuance of a tranche of Class C notes." Please revise this disclosure so that it is specific to the notes actually being offered under this prospectus or in the alternative, delete the clause. Such disclosure may be provided in brackets.

Response 28. We have revised this disclosure to remove the clause referenced in comment 28.

Derivative Agreements, page 109 and Supplemental Credit Enhancement Agreements and Supplemental Liquidity Agreement, page 109

Comment 29. We note your response to prior comment 48 and reissue. Please tell us whether such arrangements have been included in previous offerings of now-outstanding securities by the registrant and if so, whether the agreements that you contemplate adding to the securities being offered off this registration statement materially differ from the enhancements provided in connection with previous offerings. Please also provide bracketed disclosure about the terms of the agreements. Refer to our comment 1 above. We note, as examples, that the prospectus does not provide additional information about the specific liquidity risk mitigated by the inclusion of such a liquidity agreement, if a draw

under the liquidity agreement would need to be repaid and how such a repayment would be made as well as similar additional information about the nature of the supplemental credit enhancement agreement.

Response 29. The registrant does have outstanding ABS that have the benefits of derivative agreements, but does not have outstanding ABS that have the benefits of supplemental credit enhancement agreements or supplemental liquidity agreements. We do not expect interest rate swaps entered into in connection with notes offered from time to time under this Registration Statement to differ materially from those entered into in connection with previously-issued notes. As requested, we have revised the form of prospectus to include bracketed disclosure regarding the terms of such interest rate swaps. We have also revised the form of prospectus to eliminate the option that notes offered from time to time under this Registration Statement may have the benefits of currency swaps, supplemental credit enhancement agreements or supplemental liquidity agreements.

Comment 30. In addition, the prospectus indicates that guaranteed investment contracts may be included in the asset pool. No additional information is provided about the kinds of guaranteed investment contracts that may be used, how the rate of return would be calculated (e.g., LIBOR plus a spread or a fixed rate) or what kinds of risks these guaranteed investment contracts would be expected to mitigate, or if risk mitigation is the impact of the inclusion of these guaranteed investment contracts. Please revise to include a clear discussion of the manner in which a guaranteed investment contract is designed to affect or ensure timely payment of the asset-backed securities. Please confirm that the primary purpose of such a guaranteed investment contract is not to provide credit enhancement related to the pool assets or the asset-backed securities and payment on the asset-backed securities is based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

Response 30. We have revised the form of prospectus to eliminate the option that notes offered from time to time under this Registration Statement may have the benefit of guaranteed investment contracts.

The Indenture—Early Redemption Events, page 188

Comment 31. Please revise to include bracketed disclosure about the priority of payments for redeemed notes for the notes actually being offered under this prospectus or indicate where such disclosure may be found, as applicable.

Response 31. We have revised this section as requested.

BANA's Credit Card Portfolio

The Receivables Purchase Agreement, page 132

Comment 32. We note your response to prior comment 55. Your response appears to indicate that even if a repurchase of the assets has been made, the funds paid for the repurchase are not paid to investors of the trust that previously owned the assets. Please tell us whether our reading of your response is correct and if so, why investors would not receive the benefit of the repurchase. We note that you have indicated that Funding would have paid for the receivables. Please explain why payment received from investors of the securities would not weigh into your consideration here. Please also revise your disclosure with respect to repurchase to clarify whether how repurchase benefits flow through to investors. Please refer to Item 1111(e)(1) of Regulation AB. We may have further comment.

Response 32. Prior comment 55 and our response to that comment related to a repurchase of receivables by BACCS under the receivables purchase agreement — an agreement relating to the purchase and sale of receivables between BACCS and Funding. The question of how repurchase benefits flow through to investors is addressed in connection with reassignment or repurchase of receivables by Funding under the master trust II agreement — an agreement relating to the transfer of receivables between Funding and master trust II.

At such time as Funding becomes obligated to accept reassignment of ineligible receivables under the master trust II agreement, it will accept reassignment of each applicable ineligible receivable by directing the servicer to deduct the amount of each such ineligible receivable from the aggregate amount of principal receivables used to calculate the Transferor Interest. In the event that the exclusion of an ineligible receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be a negative number, on the date of reassignment of such ineligible receivable, Funding must make a deposit in the collection account in immediately available funds in an amount equal to the amount by which the Transferor Interest would be reduced below zero. In the event that Funding becomes obligated to accept reassignment of the Master Trust II Portfolio, it will be required to pay a reassignment deposit in an amount equal to (i) the investor interest for each series outstanding under master trust II, net of any amount previously allocated for payment of principal to such investors, *plus* (ii) all accrued and unpaid interest, net of any amount previously allocated for payment of such interest.

All of this is disclosed under "*Master Trust II—Representations and Warranties*" in the form of prospectus. We have, however, revised this disclosure in response to comment 32 to clarify that, in deducting the amount of each ineligible receivable from the aggregate amount of principal receivables used the calculate the Transferor Interest, Funding's interest in master trust

II is thereby reduced. We believe that the disclosure, particularly as revised, indicates how repurchase benefits flow through to investors.

Master Trust II

Addition of Master Trust II Assets, page 142

Comment 33. We note your response to prior comment 59 and reissue in part. Please revise to provide bracketed disclosure indicating that you will provide information about the nature of the review of assets added to the pool (including during the revolving period) performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria (refer to Items 1111(g)(6), 1111(g)(7) and 1111(g)(8) of Regulation AB).

Response 33. In response to comment 33, we have placed brackets around the caption "*Review of Receivables in Master Trust II Portfolio*," which appears under "*Master Trust II—The Receivables*," and included a notation indicating that the Rule 193 review will encompass the receivables currently comprising the Master Trust II Portfolio, including receivables added to the pool prior to the date of the prospectus, and will address whether those receivables deviate from disclosed underwriting criteria or any other criteria or benchmark used to evaluate the assets, as contemplated by Items 1111(a)(7) and (8) of Regulation AB.

Comment 34. We note from your response to prior comment 60 that you are unable to provide us with an analysis of whether the addition of participations to the pool will require the delivery of a prospectus other than this one and separate registration of the participation. Therefore, please delete language about the participations from this prospectus.

Response 34. Our response to prior comment 60 indicated that the question of whether the addition of participations to the pool would satisfy the conditions set forth in Rule 190(c) would depend on the specific facts and circumstances presented. Consequently, our response went on to indicate that, in the event Funding intends to add participations to master trust II, it will comply with the registration, disclosure and prospectus delivery obligations set forth in Rule 190(b) in respect of such participations or, alternatively, in advance of adding any such participations, it will discuss its plans with the Staff, including its analysis regarding whether and how the inclusion of such participations may trigger application of Rule 190. We believe our response should have eliminated any concerns for the Staff, as we undertook either to comply fully with the registration, disclosure and delivery requirements of Rule 190, which are set forth in Rule 190(b), or to review our plans and analysis with the Staff in advance of adding any such participations.

Our ability to add participations to the pool has been a provision of this issuance platform since its inception in August 1994. Over the intervening period of time, as market innovations such as the two-tiered note issuance platform arose, we have proactively engaged the Staff to review the particular facts and circumstances presented and to analyze how best to apply the registration, disclosure and prospectus delivery obligations arising under the Securities Act of 1933 to those facts and circumstances. Indeed, we believe our discussions with the Staff on such matters aided the Staff in creating the framework for Rule 190 that was ultimately adopted by the Commission in 2004 under Regulation AB I. We also participated in the Regulation AB I pilot program in 2005 during which the Staff was once again aware of our ability to add participations to the pool and through which we confirmed that we would comply with newly-adopted Rule 190 in connection with the addition of any such participations. We are, therefore, surprised that the Staff appears to be treating our ability to add participations to the pool as a matter of first impression at this time.

As disclosed in the prospectus, Funding is permitted to add to master trust II participations representing interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by BANA or an affiliate of BANA. Funding might seek to do this, for example, if a change in law or regulation made it necessary or desirable to transfer to master trust II a participation in credit card receivables, as opposed to "whole" receivables. This circumstance could have arisen most recently had the final credit risk retention rule included an option to satisfy required risk retention through the pooling of participations in an underlying portfolio of assets. In that case, the addition of participations to the pool would have satisfied some of the conditions set forth in Rule 190(c), including the condition that the pool asset is created solely to satisfy legal requirements or otherwise facilitate the structuring of the ABS transaction, but it may not have satisfied one of the more technical conditions set forth in Rule 190(c) — namely, that both the issuing entity for the ABS and the entity issuing the pool asset were established under the direction of the same sponsor and depositor. Because of this, as indicated in our response to prior comment 60, we would either comply with the registration, disclosure and prospectus delivery obligations set forth in Rule 190(b) in respect of such participations or discuss our circumstances with the Staff in advance of adding any such participations.

Funding could also seek to add participations to master trust II in a case where BANA or an affiliate of BANA acquires a portfolio of credit card accounts, a portion of which had been designated to another master trust ABS issuance platform. In that case, BANA or an affiliate of BANA would have also become the depositor to that other master trust. BANA might then want to consolidate the two credit card master trust ABS issuance platforms and, similar to the collateral certificate issued by master trust II and transferred to the issuing entity, the depositor to that other master trust could cause it to issue a collateral certificate to Funding and Funding in turn could transfer it to master trust II. In that case, the addition of the collateral certificate to the pool would once again satisfy some of the conditions set forth in Rule 190(c), including the

condition that the pool asset is created solely to satisfy legal requirements or otherwise facilitate the structuring of the ABS transaction, but it may or may not satisfy the condition that both the issuing entity for the ABS and the entity issuing the pool asset were established under the direction of the same sponsor or depositor, depending on the facts at hand. Because of this, as indicated in our response to prior comment 60, we would once again either comply with the registration, disclosure and prospectus delivery obligations set forth in Rule 190(b) in respect of such collateral certificate or discuss our circumstances with the Staff in advance of adding any such collateral certificate.

We believe that our response to prior comment 60, as supplemented by our response to this comment 34, should eliminate any continuing concerns for the Staff.

New Requirements for SEC Shelf Registration

Asset Representations Review—Delinquency Trigger, page 167

Comment 35. We note your response to prior comment 69 and reissue in part. We do not object to a delinquency trigger that is subject to review and adjustment upon the filing of a new registration statement (but not the filing of an amendment to a registration statement) or the occurrence of a change in law or regulation that could reasonably be expected to have a material effect (but not any effect) on the delinquency rate for the asset pool or the manner by which delinquencies are defined or determined. In other respects, we generally expect that the delinquency trigger will be an objective, specified threshold "negotiated by sponsors and investors in advance of the ABS issuance." Please revise accordingly. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Response 35. We have revised the form of prospectus to conform the circumstances under which the delinquency trigger will be reviewed and may be adjusted to the standards described in comment 35.

Asset Representations Review—Voting Trigger, pages 169

Comment 36. We note your response to prior comment 72 and reissue. As we noted in the prior comment, a quorum provision is not included as a permissible restriction under General Instruction I.B.1(b)(C) of Form SF-3. We do not object, however, to a quorum requirement that up to 5% of the total interest in the pool be required to vote in order for a review to occur, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote.

Response 36. We have revised the form of prospectus to reduce the quorum requirement to 5%.

Asset Representation Review—Asset Review, page 171

Comment 37. We note your response to prior comment 74 and reissue in part. To the extent an asset representations review was conducted previously with respect to a receivable or account, we do not object if such receivable or account is not included in any further asset representations reviews, unless either such receivable or account is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release.

Response 37. We acknowledge the Staff's view as set forth in comment 37. At such time as the registrant has selected an asset representations reviewer and negotiated the terms of the asset representations review agreement, the registrant expects that the review process will include a provision whereby accounts and receivables arising in those accounts that have been the subject of a previous asset representations review would not be reviewed again in connection with any subsequent review, unless either of the circumstances described in comment 37 exists.

Comment 38. We note your response to prior comment 76 and reissue. The revised language does not make it clear that the representations and warranties to be reviewed concern either or both the accounts and the receivables. Please revise to clarify that the asset representations reviewer will review both the accounts and the receivables for compliance with all of the representations and warranties concerning both the accounts and the receivables.

Response 38. As disclosed in the form of prospectus, the terms of the asset representations agreement will provide that, once both the delinquency trigger and the voting trigger have occurred, the asset representations reviewer will conduct a review of the accounts with receivables that are 60 or more days delinquent and the receivables arising in those accounts for compliance with representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement. The disclosure makes clear that both the accounts and the receivables will be reviewed. The representations and warranties made in the master trust II agreement and the receivables purchase agreement are, however, representations and warranties made with respect to the receivables. One of those representations and warranties is that the receivables arose in Eligible Accounts. And so, while

any review will include a review of the accounts to assess their eligibility, the representations and warranties are nevertheless made with respect to the receivables, not the accounts.

Asset Representations Review—Limitation on Liability; Indemnification, page 173

Comment 39. We note your response to prior comments 78 and reissue. Please tell us why it is appropriate that to limit the ability of noteholders or the trustee to change the scope of the review. Please confirm that the registrant and the asset representations reviewer has determined that the scope of the asset representations review adequately allows the asset representations reviewer to determine compliance with the representations and warranties and the shelf registration requirements have been met.

Response 39. We acknowledge and agree that it is the responsibility of the registrant, working with the asset representations reviewer, to develop a review process the objective of which is to identify non-compliance with the representations and warranties on the pool assets and it is the responsibility of the asset representations reviewer to perform that review. As indicated in our response to prior comment 26, however, while the objective of the asset representations review is to determine whether the underlying assets comply with those representations and warranties, the final rules do not require (nor, given the variety of scope, subject matter and other differences in representations made, would it be appropriate to require) that the registrant guarantee or provide any other form of assurance as to the results of any such review. We believe the Commission recognized this in its commentary on the final rules when it indicated "[t]he magnitude of [the review's] benefits will depend on whether the reviewers are able to correctly evaluate the contractual terms to identify non-compliance with the representations and warranties about the pool assets." Nevertheless, in response to the comment 39, we have expanded the disclosure to indicate that the objective of the review process is to enable the asset representations reviewer to independently identify non-compliance with a representation or warranty concerning the receivables.

Plan of Distribution, page 189

Comment 40. Please revise the bracketed disclosure so that it is definitive and describes the actual offering of notes under the prospectus. To the extent that the registrant reasonably intends to use more than one plan of distribution, such disclosure may be bracketed.

Response 40. We have revised this section as requested.

Chapman and Cutler LLP

Glossary of Defined Terms

Available Principal Amounts, page 192

Comment 41. Please revise the disclosure to include specific details of "any other amounts, or allocable portion thereof, to be treated as Available Principal Amounts" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Response 41. We have revised this disclosure to remove the clause referenced in comment 41.

Minimum Transferor Interest, page 202

Comment 42. We note your response to prior comments 87 and 88. Please revise your disclosure to indicate the differences between the calculation of the Minimum Transferor Interest and the seller's interest calculation required under the risk retention rule.

Response 42. We have revised the disclosure under "*Transaction Parties; Legal Proccedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates—Credit Risk Retention*" and "*Master Trust II—The Receivables*" in response to comment 42. This disclosure will be included in prospectuses in connection with takedowns completed after the compliance date for the U.S. risk retention rule.

*   *   *   *   *

Chapman and Cutler LLP

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have any questions or comments concerning this response, please do not hesitate to contact any of the following individuals.

Scott McCarthy	Greg Lumelsky	Michael Mitchell
Managing Director	Asst. General Counsel	Chapman and Cutler LLP
Bank of America, N.A.	Bank of America, N.A.	1717 Rhode Island Ave, NW
1020 N. French Street	214 N. Tryon Street	8th Floor
DE5-002-02-06	NC 1-027 - 20-05	Washington, DC 20036
Wilmington, DE 19884	Charlotte, NC 28255	202-478-6446
302-432-4908	980-388-6357	mitchell_DC@chapman.com
scott.mccarthy@bankofamerica.com	greg.lumelsky@bankofamerica.com	

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc: Michelle Stasny, Esq.
        Securities and Exchange Commission

cc: Greg Lumelsky, Esq.
        Bank of America, N.A.

cc: Scott McCarthy
        Bank of America, N.A.

cc: Douglas L. Madsen, Esq.
        Chapman and Cutler LLP

As filed with the Securities and Exchange Commission on _____

Registration Nos. 333-[●], 333-[●] and 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BA CREDIT CARD TRUST
(Issuing entity in respect of the Notes)

BA MASTER CREDIT CARD TRUST II
(Issuing entity in respect of the Collateral Certificate)

BA CREDIT CARD FUNDING, LLC
(Depositor)
(Exact name of registrant as specified in its charter)

Delaware	**01-0864848**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-136122

Central Index Key Number of depositor: 0001370238

BA Credit Card Funding, LLC
(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001102113

Bank of America, National Association
(Exact name of sponsor as specified in its charter)

BA Credit Card Funding, LLC
214 North Tryon Street
Suite #21–39, NC1-027-21-04
Charlotte, North Carolina 28255
(980) 683-4915

(Address, Including zip code, and telephone number, including area code, of registrant's principal executive offices)

Greg Lumelsky, Esq.
Bank of America Corporation
214 N. Tryon Street, NC1-027-20-05
Charlotte, North Carolina 28255
(980) 388-6357

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas L. Madsen, Esq.	**James S. Stringfellow, Esq.**
Chapman and Cutler LLP	**Skadden, Arps, Slate, Meagher & Flom LLP**
1717 Rhode Island Avenue, NW	**4 Times Square**
Washington, D.C. 20036	**New York, New York 10036**
(202) 478-6444	**(212) 735-3000**

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form SF–3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form SF–3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

CALCULATION OF REGISTRATION FEE[(a)]

Title of each class of securities to be registered	Amount to be registered[(b)(c)]	Proposed maximum offering price per unit[(d)]	Proposed maximum aggregate offering price[(d)]	Amount of registration fee
Notes				
Collateral Certificate[(e)]		—	—	—

(a) Pursuant to Rule 415(a)(6) under the Securities Act of 1933, this Registration Statement and the prospectus included herein relate to $[•] aggregate principal amount of Notes that were previously registered, but which remain unsold, under a registration statement on Form S-3 (File nos. 333-166895, 333-166895-01 and 333-166895-02), initially filed on June 19, 2013 with an initial effective date of July 8, 2013. A filing fee of $[•] was previously paid in connection with such unsold Notes.

(b) With respect to any securities issued with original issue discount, the amount to be registered is calculated based on the initial public offering price thereof.

(c) With respect to any securities denominated in any foreign currency, the amount to be registered shall be the U.S. dollar equivalent thereof based on the prevailing exchange rate at the time such security is first offered.

(d) Estimated solely for the purpose of calculating the registration fee.

(e) This Registration Statement and the prospectus included herein also relate to a Collateral Certificate, which is pledged as security for the Notes, and which, pursuant to Commission regulations, is deemed to constitute part of any distribution of the Notes. No additional consideration will be paid by the purchasers of the Notes for the Collateral Certificate and, pursuant to Rule 457(t) under the Securities Act, no separate registration fee for the Collateral Certificate is required to be paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement includes a representative form of prospectus relating to the offering by the BA Credit Card Trust of a multiple tranche series of asset-backed notes.

SUBJECT TO COMPLETION DATED [_____] [__], 2015

Prospectus Dated [•] [•], 201[•]



Bank of America, National Association

Sponsor, Servicer and Originator (CIK: 0001102113)

BA Credit Card Funding, LLC

Transferor and Depositor (CIK: 0001370238)

BA Credit Card Trust

Issuing Entity (CIK: 0001128250)

BAseries

The issuing entity will issue and sell:	Class [•](201[•]-[•]) Notes
Principal amount	$[•]
Interest rate	[[•]-month LIBOR *plus*] [•]% per year [(determined as described in this prospectus)]
Interest payment dates	[•]th day of each month, beginning in [•] 201[•]
Expected principal payment date	[•] [•], 20[•]
Legal maturity date	[•] [•], 20[•]
Expected issuance date	[•] [•], 201[•]
Price to public	$[•] (or [•]%)
Underwriting discount	$[•] (or [•]%)
Proceeds to the issuing entity	$[•] (or [•]%)

The Class [•](201[•]-[•]) notes are a tranche of the Class [•] notes of the BAseries [and will be offered by the underwriters to investors at varying prices to be determined at the applicable time of sale. The compensation of the underwriters will be a commission representing the difference between the purchase price for the Class [•](201[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](201[•]-[•]) notes paid to the underwriters by investors].

[Subordination: [Interest and principal on the Class B notes of the BAseries are subordinated to payments on the Class A notes as described in this prospectus.] [Interest and principal on the Class C notes of the BAseries are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.]]

Credit Enhancement: [Interest and principal on the Class B notes and the Class C notes of the BAseries and the Class D certificate, Series 2001-D are subordinated to payments on the Class A notes as described in this prospectus.] [Interest and principal on the Class C notes of the BAseries and the Class D certificate, Series 2001-D are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.] [Principal on the Class D certificate, Series 2001-D is subordinated to payments on the Class A notes, the Class B notes and the Class C notes of the BAseries as described in this prospectus. The Class C(201[•]-[•]) notes will have the benefit of a Class C reserve subaccount as described in this prospectus.]

[The Class [•](201[•]-[•]) notes will have the benefit of a [type of derivative agreement] provided by [NAME OF PROVIDER], as derivative counterparty.]

You should consider the discussion under "Risk Factors" beginning on page 36 of this prospectus before you purchase any notes.

The primary asset of the issuing entity is the collateral certificate, Series 2001-D. The collateral certificate represents an undivided interest in BA Master Credit Card Trust II. Master Trust II's assets include receivables arising in a portfolio of unsecured consumer revolving credit card accounts.

The notes are obligations of the issuing entity only and are not obligations of BA Credit Card Funding, LLC, Bank of America, National Association, their affiliates or any other person.

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement. Noteholders will have no recourse to any other assets of the issuing entity for payment of the BAseries notes.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the SEC nor any state securities commission has approved the notes or determined that this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

BofA Merrill Lynch

Information Presented in this Prospectus

BA Credit Card Trust will issue notes in series and we expect that most series will consist of multiple classes and that most classes will consist of multiple tranches. As of the date of this prospectus, the BAseries is the only issued and outstanding series of BA Credit Card Trust. The Class [•](201[•]-[•]) notes are a tranche of the Class [•] notes of the BAseries. This prospectus describes the specific terms of your series, class and tranche of notes and also provides general information about other series, classes and tranches of notes that have been and may be issued from time to time. Other series, classes and tranches of BA Credit Card Trust notes, including other tranches of notes that are included in the BAseries as a part of the Class [•] notes or other notes that are included in the Class [•](201[•]-[•]) tranche, may be issued by BA Credit Card Trust in the future without the consent of, or prior notice to, any noteholders. No series, class or tranche of notes, other than the Class [•](201[•]-[•]) notes, is being offered pursuant to this prospectus. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" in this prospectus for information on the other notes previously issued by BA Credit Card Trust.

The primary asset of BA Credit Card Trust is the collateral certificate, Series 2001-D, which represents an undivided interest in BA Master Credit Card Trust II. BA Master Credit Card Trust II may issue other series of certificates and any such series may consist of one or more classes. As of the date of this prospectus, Series 2001-D is the only issued and outstanding series of BA Master Credit Card Trust II. This prospectus describes the specific terms of the collateral certificate and also provides general information about other series of certificates that may be issued from time to time. Other series of BA Master Credit Card Trust II certificates may be issued by BA Master Credit Card Trust II in the future without the consent of, or prior notice to, any noteholders or certificateholders. No such series of certificates is being offered pursuant to this prospectus. See "*Annex III: Outstanding Master Trust II Series of Investor Certificates*" in this prospectus for information on the other certificates previously issued by BA Master Credit Card Trust II.

See "*Risk Factors—Issuance of additional notes or master trust II investor certificates may affect your voting rights and the timing and amount of payments to you*" for a discussion of the potential impact that the issuance of additional notes or certificates could have on the Class [•](201[•]-[•]) notes.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

We are not offering the Class [•](201[•]-[•]) notes in any state where the offer is not permitted.

Information regarding certain entities that are not affiliates of Bank of America, National Association or BA Credit Card Funding, LLC has been provided in this prospectus. See in particular "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*", "*—Wilmington Trust Company*" and "*—[ASSET REPRESENTATIONS REVIEWER]*." The information contained in those sections of this prospectus was prepared solely by the party described in that section without the involvement of Bank of America, National Association, BA Credit Card Funding, LLC or any of their affiliates.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the "*Glossary of Defined Terms*" beginning on page 195.

Compliance with the Capital Requirements Regulation

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, known as the Capital Requirements Regulation (the CRR), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as institutions) regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. The CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

None of Bank of America, National Association, BA Credit Card Funding, LLC, BA Master Credit Card Trust II, BA Credit Card Trust, the Master Trust II Trustee, the Owner Trustee, the Indenture Trustee or any affiliate makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of the CRR or any corresponding rules applicable to EEA-regulated investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the CRR or any corresponding rules applicable to EEA-regulated investors.

Volcker Rule Considerations

BA Credit Card Trust is not now, and immediately following the issuance of the Class [•](201[•]-[•]) notes pursuant to the indenture will not be, a "covered fund" for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly known as the "Volcker Rule." In reaching this conclusion, although other statutory or regulatory exclusions or exemptions under the Investment Company Act of 1940, as amended, or the Volcker Rule may be available, we have relied on the exclusion from registration set forth in Rule 3a-7 under the Investment Company Act.

Forward-Looking Statements

This prospectus, including information incorporated by reference in this prospectus, may contain forward-looking statements. Such statements are subject to risks and uncertainties. Actual conditions, events or results may differ materially from those set forth in such forward-looking statements. Words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "could" or similar expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any such statements. Factors which could cause the actual financial and other results to differ materially from those projected by us in forward-looking statements include, but are not limited to, the following:

- local, regional and national business, political or economic conditions may differ from those expected;

- the effects and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board, may adversely affect Funding's or BANA's business;

- the timely development and acceptance of new products and services may be different than anticipated;

- technological changes instituted by Funding or BANA and by persons who may affect Funding's or BANA's business may be more difficult to accomplish or more expensive than anticipated or may have unforeseen consequences;

- the ability to increase market share and control expenses may be more difficult than anticipated;

- competitive pressures among financial services companies may increase significantly;

- Funding's or BANA's reputation risk arising from negative public opinion;

- changes in laws and regulations may adversely affect Funding, BANA or their businesses;

- changes in accounting policies and practices, as may be adopted by regulatory agencies and the Financial Accounting Standards Board, may affect expected financial reporting or business results;

- the costs, effects and outcomes of litigation may adversely affect Funding, BANA or their businesses; and

- Funding or BANA may not manage the risks involved in the foregoing as well as anticipated.

_____

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS

(continued)

Page

Summary of Terms

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Only the Class [•](201[•]-[•]) notes are being offered through this prospectus. Other series, classes and tranches of BA Credit Card Trust notes, including other tranches of notes that are included in the BAseries as a part of the Class [•] notes or other notes that are included in the Class[•](201[•]-[•]) tranche, may be issued by BA Credit Card Trust in the future without the consent of, or prior notice to, any noteholders. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" in this prospectus for information on the other notes previously issued by BA Credit Card Trust. See "*Annex III: Outstanding Master Trust II Series of Investor Certificates*" in this prospectus for information on the certificates previously issued by BA Master Credit Card Trust II.

Other series of certificates of master trust II may be issued without the consent of, or prior notice to, any noteholders or certificateholders.

Transaction Parties

Issuing Entity of the Notes	BA Credit Card Trust (issuing entity)
Issuing Entity of the Collateral Certificate	BA Master Credit Card Trust II (master trust II)
Sponsor, Servicer and Originator	Bank of America, National Association (BANA)
Transferor and Depositor	BA Credit Card Funding, LLC (Funding)
Master Trust II Trustee, Indenture Trustee	The Bank of New York Mellon
Owner Trustee	Wilmington Trust Company
Asset Representations Reviewer	[Name of Asset Representations Reviewer]
[*Derivative Counterparty*]	[NAME OF COUNTERPARTY]

Assets

Primary Asset of the Issuing Entity	Master trust II, Series 2001-D Collateral Certificate	
Collateral Certificate	Undivided interest in master trust II	
Primary Assets of Master Trust II	Receivables in unsecured consumer revolving credit card accounts	
Receivables (as of beginning of the day on [•] [•], 201[•])	Principal receivables:	$[•]
	Finance charge receivables:	$[•]

Asset Backed Securities Offered   Class [•](201[•]-[•])

Class	Class [•]
Series	BAseries
Initial Principal Amount	$[•]
Initial Nominal Liquidation Amount	$[•]
Expected Issuance Date	[•] [•], 201[•]
[*Subordination*	[The Class B(201[•]-[•]) notes will be subordinated to the Class A notes.]] [The Class C(201[•]-[•]) notes will be subordinated to the Class A and Class B notes.]]
[*Credit Enhancement*	[Subordination of the Class B notes, the Class C notes and the Class D certificate] [Subordination of the Class C notes and the Class D certificate] [Subordination of the Class D certificate]]
[*Credit Enhancement Amount*	Required Subordinated Amount and Required Class D Investor Interest]

[*Required Subordinated Amount of Class B Notes*	Applicable required subordination percentage of Class B notes *multiplied by* the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.]
[*Required Subordination Percentage of Class B Notes*	[•]%. However, see "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount*" for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]
[*Required Subordinated Amount of Class C Notes*	[Applicable required subordination percentage of Class C notes *multiplied by* the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.] [An amount equal to [•]% of the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes that are not providing credit enhancement to the Class A notes, plus 100% of the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes' pro rata share of the Class A required subordinated amount of Class C notes for all Class A notes. See "*The Notes— Required Subordinated Amount*" for a discussion of the calculation of the Class B(201[•]-[•]) notes' required subordinated amount of Class C notes, and the method by which that calculation may be changed in the future.]]
[*Required Subordination Percentage of Class C Notes*	[•]%. However, see "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount*" for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]
Required Class D Investor Interest	The required Class D investor interest is approximately equal to 10.50% of the sum of the aggregate adjusted outstanding dollar principal amount of the BAseries notes. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount—The Class D Certificate*" for a more specific description of how the required Class D investor interest is calculated.
Accumulation Reserve Account Targeted Deposit	0.5% of the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes; *provided, however,* that if the Class [•](201[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of the Class [•](201[•]-[•]) notes on the expected principal payment date, the accumulation reserve account targeted deposit will be zero. See "*Prospectus Summary—BAseries Accumulation Reserve Account*" for a description of how the accumulation reserve account targeted deposit can be changed.
[*Class C Reserve Account Targeted Deposit*	Nominal liquidation amount of all BAseries notes *multiplied by* the applicable funding percentage.]

[*Funding Percentage*	Three-month average excess available funds	Funding %
	4.50% or greater	0.00%
	4.00% to 4.49%	1.25%
	3.50% to 3.99%	2.00%
	3.00% to 3.49%	2.75%
	2.50% to 2.99%	3.50%
	2.00% to 2.49%	4.50%
	1.99% or less	6.00%

Increases in the funding percentage will lead to a larger targeted deposit to the Class C reserve account, and therefore also to the related Class C reserve subaccount for these Class C(201[•]-[•]) notes. Funds on deposit in this Class C reserve subaccount will be available to cover shortfalls in interest and principal on the Class C(201[•]-[•]) notes. However, amounts on deposit in the Class C reserve subaccount may have been reduced due to withdrawals to cover shortfalls in interest or principal due in prior periods. In addition, the Class C reserve subaccount may not be fully funded if Available Funds after giving effect to prior required deposits are insufficient to make the full targeted deposit into the Class C reserve subaccount.]

[*Excess Available Funds Percentage*   Excess of Portfolio Yield over Base Rate. See "*Prospectus Summary—BAseries Class C Reserve Account*."]

**[[Asset-Backed Securities][Other Interests]
 Not Offered**   [Description of [asset-backed securities][other interests] not offered by this prospectus.]]

Interest

Interest Rate   [London interbank offered rate for U.S. dollar deposits for a [•]-month period [(or, for the first interest accrual period, the rate that corresponds to the actual number of days in the first interest accrual period)] (LIBOR) as of each LIBOR determination date *plus*] [•]% per year.

[*LIBOR Determination Dates*   [•] [•], 201[•] for the period from and including the issuance date to but excluding [•] [•], 201[•], and for each interest accrual period thereafter, the date that is two London Business Days before each distribution date.]

Distribution Dates   The [•]th day of each calendar month (or the next Business Day if the [•]th is not a Business Day)

[*London Business Day*   London, New York, New York, Newark, Delaware, and Charlotte, North Carolina banking day.]

Interest Accrual Method   [Actual] [30]/360

Interest Accrual Periods   From and including the issuance date to but excluding the [•]th day of the calendar month in which the first interest payment date occurs and then from and including the [•]th day of each calendar month to but excluding the [•]th day in the next calendar month. The first interest accrual period will begin on and include the issuance date for the Class [•](201[•]-[•]) notes and end on but exclude the first interest payment date for the Class [•](201[•]-[•]) notes, [•] [•], 201[•].

Interest Payment Dates   Each distribution date starting on [•] [•], 201[•]

First Interest Payment Date   [•] [•], 201[•]

[*First Interest Payment* *Business Day*	$[•]] New York, New York, Newark, Delaware, and Charlotte, North Carolina banking day

Principal

Expected Principal Payment Date	[•] [•], 20[•]
Legal Maturity Date	[•] [•], 20[•]
Revolving Period End	Between 12 and 1 months prior to expected principal payment date

Servicing Fee

2% of the Series 2001-D investor interest

[Derivative Agreement

The Class [•](201[•]-[•]) notes will have the benefit of an interest rate swap agreement (referred to as the derivative agreement) provided by [NAME OF COUNTERPARTY], as derivative counterparty. Under the derivative agreement, for each Transfer Date:

- the derivative counterparty will make a payment to the issuing entity, based on the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes, at a rate equal to [•]% per year; and

- the issuing entity will make a payment to the derivative counterparty, based on the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes, at a rate not to exceed [•]-month LIBOR (for the related interest period) plus [•]% per year.

For a more detailed discussion of the derivative agreement, see "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes.*"]

[Derivative Counterparties

Add name, organizational form and general character of the business of any derivative counterparty to the extent required. Disclose other information regarding the derivative counterparty as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

Early Redemption Events

Early redemption events applicable to the Class [•](201[•]-[•]) notes include the following: (i) the occurrence of the expected principal payment date for such notes; (ii) each of the Pay Out Events described under "*Master Trust II—Pay Out Events*" in this prospectus; (iii) the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended; (iv) for any date the amount of Excess Available Funds for the BAseries averaged over the 3 preceding calendar months is less than the Required Excess Available Funds for the BAseries for such date[; and (v) specify any other early redemption event]. See "*The Indenture—Early Redemption Events*" in this prospectus.

[If an early redemption event (other than clause (iii) above) applicable to the Class [•](201[•]-[•]) notes occurs and the derivative agreement has not been terminated or an interest reserve account event has not occurred, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be paid to the holders of the Class [•](201[•]-[•]) notes, but instead will be retained in the principal funding subaccount and paid to the Class [•](201[•]-[•]) noteholders on the expected principal payment date of the Class [•](201[•]-[•]) notes. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes.*"

If following an early redemption event for the Class [•](201[•]-[•]) notes (i) the derivative agreement terminates, (ii) an interest reserve account event occurs, (iii) the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended or (iv) an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs, Available Principal Amounts will be paid to the Class [•](201[•]-[•]) noteholders. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes.*"

See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the events leading to the occurrence of an interest reserve account event.]

Events of Default	Events of default applicable to the Class [•](201[•]-[•]) notes include the following: (i) the issuing entity's failure, for a period of 35 days, to pay interest upon such notes when such interest becomes due and payable; (ii) the issuing entity's failure to pay the principal amount of such notes on the applicable legal maturity date; (iii) the issuing entity's default in the performance, or breach, of any other of its covenants or warranties, as discussed in this prospectus; and (iv) the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity. See "*The Indenture—Events of Default*" in this prospectus.
Optional Redemption	If the nominal liquidation amount is less than 5% of the highest outstanding dollar principal amount.
ERISA Eligibility	Yes, subject to important considerations described under "*Benefit Plan Investors*" in this prospectus (**investors are cautioned to consult with their counsel**). By purchasing the Class [•](201[•]-[•]) notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would be exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code.

Tax Treatment	Debt for U.S. federal income tax purposes, subject to important considerations described under "*Federal Income Tax Consequences*" in this prospectus (**investors are cautioned to consult with their tax counsel**).
[Stock Exchange Listing	The issuing entity will apply to list the Class [•](201[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](201[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust Company, Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890-0001, telephone number: (302) 651-1000.]
Clearing and Settlement	DTC/Clearstream/Euroclear

Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Securities Offered

The issuing entity may periodically offer notes in one or more series, classes, or tranches. The notes will be issued pursuant to an indenture between the issuing entity and The Bank of New York Mellon, as indenture trustee. Each series of notes will be issued pursuant to a supplement to the indenture between the issuing entity and the indenture trustee.

The issuing entity is offering only the Class [•](201[•]-[•]) notes by means of this prospectus. The Class [•](201[•]-[•]) notes are part of a series of notes called the BAseries. As of the date of this prospectus, the BA series is the only issued and outstanding series of the issuing entity. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" for information about other outstanding notes issued by the issuing entity. The BAseries consists of Class [•] notes, Class B notes and Class C notes. The Class [•](201[•]-[•]) notes are a tranche of Class [•] notes of the BAseries. When issued, the Class [•](201[•]-[•]) notes will be issued by, and obligations of, BA Credit Card Trust.

On the expected issuance date, the Class [•](201[•]-[•]) notes are expected to be the [•] tranche of Class [•] notes currently outstanding in the BAseries (excluding Class A(2001-Emerald), which currently has a nominal liquidation amount of $[•]).

Risk Factors

Investment in the Class [•](201[•]-[•]) notes involves risks. You should consider carefully the risk factors beginning on page 36 in this prospectus.

Issuing Entity

BA Credit Card Trust, a Delaware statutory trust, is the issuing entity of the notes. The address of the issuing entity is BA Credit Card Trust, c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001. Its telephone number is (302) 651-1000.

BA Credit Card Funding, LLC is the beneficiary of the issuing entity.

Funding

BA Credit Card Funding, LLC (referred to as Funding), a limited liability company formed under the laws of Delaware and a direct subsidiary of BANA, is the transferor and depositor of the issuing entity. The address for Funding is Hearst Tower, 214 North Tryon Street, Suite #21-39, NC1-027-21-04, Charlotte, North Carolina 28255 and its telephone number is (980) 683-4915. In addition, Funding is the holder of the transferor interest in BA Master Credit Card Trust II, the beneficiary of the issuing entity, and the holder of the Class D certificate.

On October 20, 2006, Funding was substituted for FIA Card Services, National Association (referred to as FIA, and to which BANA has succeeded by merger as of October 1, 2014 (referred to as the merger date)) as the transferor of receivables to master trust II, as holder of the transferor interest in master trust II, and as beneficiary of the issuing entity. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Funding, LLC.*"

Master Trust II

The issuing entity's primary asset is an investor certificate issued by BA Master Credit Card Trust II (referred to as master trust II), a Delaware trust. This investor certificate, referred to as the collateral certificate, is a part of Series 2001-D and represents an undivided interest in master trust II. For a description of the collateral certificate, see "*Sources of Funds to Pay the Notes—The Collateral Certificate*."

Also as a part of Series 2001-D, master trust II has issued the Class D certificate, which is an investor certificate that represents an undivided interest in master trust II. The Class D certificate provides credit enhancement to the collateral certificate, and therefore provides credit enhancement to the notes as well. For a description of the Class D certificate, see "*Master Trust II—The Class D Certificate*."

Master trust II's assets primarily include receivables from certain unsecured revolving credit card accounts that meet the eligibility criteria for inclusion in master trust II. These eligibility criteria are discussed in "*Master Trust II—Addition of Master Trust II Assets*."

The credit card receivables in master trust II consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances, and all other fees billed to cardholders that are not considered finance charge receivables.

In addition, Funding is permitted to add to master trust II participations representing interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by BANA. For a description of master trust II, see "*Master Trust II*."

Funding may add additional receivables to master trust II at any time without limitation, provided the receivables are eligible receivables, Funding does not expect the addition to cause a Pay Out Event, and the rating agencies confirm the ratings on the outstanding investor certificates and notes. Under certain limited circumstances, Funding may be required to add additional receivables to master trust II to maintain the minimum transferor interest or to maintain a minimum required amount of principal receivables in master trust II.

Funding may also remove receivables from master trust II provided Funding does not expect the removal to cause a Pay Out Event and the rating agencies confirm the ratings on the outstanding investor certificates and notes. The amount of any such removal is limited and, except in limited circumstances, may generally occur only once in a calendar month. In addition, except in limited circumstances, the receivables removed from master trust II must be selected randomly. However, if Funding breaches certain representations or warranties relating to the eligibility of receivables added to master trust II, Funding may be required to immediately remove those receivables from master trust II.

If the composition of master trust II changes over time due to Funding's ability to add and remove receivables, noteholders will not be notified of that change. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission (the SEC). These reports will not be sent to noteholders. See "*Where You Can Find More Information*" for information as to how these reports may be accessed.

BANA and Affiliates

Bank of America, National Association (referred to as BANA) is a national banking association. The address of BANA's principal offices is 100 N. Tryon Street, Charlotte, North Carolina 28255. Its telephone number is (980) 683-4915. On the merger date, FIA merged with and into BANA, with BANA as the surviving entity, and BANA succeeded to all of FIA's rights and obligations with respect to its credit card business, among other things. References to "BANA" in this summary and elsewhere in this prospectus include BANA's predecessors, including FIA, unless the context requires otherwise. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates—Merger of FIA into BANA*" for information on the merger.

Prior to the Substitution Date, FIA formed master trust II and transferred credit card receivables arising in accounts originated or acquired by FIA to master trust II. Currently, BANA originates and owns credit card accounts from which receivables in accounts designated for inclusion in master trust II are sold to Funding for inclusion in master trust II.

During the period from the Substitution Date to July 8, 2015 (referred to as the BACCS Removal Date), with certain limited exceptions, BANA transferred all of the receivables arising in its U.S. credit card accounts to Banc of America Consumer Card Services, LLC (referred to as BACCS), a limited liability company formed under the laws of North Carolina and a direct subsidiary of BANA. The receivables transferred to BACCS that arose in accounts designated for inclusion in master trust II were then sold by BACCS to Funding for inclusion in master trust II. On the BACCS Removal Date, BACCS was removed as the seller of receivables to Funding and replaced by BANA as the current seller of receivables to Funding as described above. BANA retains all of its obligations previously incurred in connection with the sales of receivables in designated accounts to BACCS and has assumed all obligations of BACCS as seller of receivables to Funding. See "*Transaction Parties—BANA and Affiliates—Removal and Dissolution of BACC*S" for additional information.

Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and Funding became a direct subsidiary of BANA.

BACCS was dissolved through a liquidating distribution of its assets to its parent, BANA, on July 17, 2015.

The removal of BACCS as seller of receivables to Funding and the subsequent dissolution of BACCS were the result of an internal corporate restructuring and BANA does not anticipate that either the removal or the dissolution will have a material adverse effect on the master trust II portfolio or the noteholders.

BANA is also the servicer for master trust II and is therefore responsible for servicing the credit card receivables in master trust II. BANA may delegate certain of its servicing functions to an affiliate of BANA or third parties. However, notwithstanding that delegation, BANA would remain obligated to service the receivables in master trust II. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates*."

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes.

Under the terms of the indenture, the role of the indenture trustee is limited. See "*The Indenture—Indenture Trustee*."

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*."

Owner Trustee

Wilmington Trust Company, a Delaware corporation with trust powers, is the owner trustee of the issuing entity. Under the terms of the trust agreement, the role of the owner trustee is limited. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust*."

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Wilmington Trust Company*."

Asset Representations Reviewer

[Name of Asset Representations Reviewer]

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—[Name of Asset Representations Reviewer]*."

Parties, Transferred Assets and Operating Documents



Series, Classes and Tranches of Notes

The notes will be issued in series. Each series is secured by a shared security interest in the collateral certificate and the collection account. It is expected that most series will consist of multiple classes. A class designation determines the relative seniority for receipt of cash flows and funding of uncovered Investor Default Amounts allocated to the related series of notes. For example, subordinated classes of notes provide credit enhancement for senior classes of notes in the same series.

Some series of notes will be multiple tranche series, meaning that they may have classes consisting of multiple tranches. Tranches of notes within a class may be issued on different dates and have different stated principal amounts, rates of interest, interest payment dates, expected principal payment dates, legal maturity dates and other material terms.

In a multiple tranche series, the expected principal payment dates and the legal maturity dates of the senior and subordinated classes of such series may be different. As such, certain subordinated tranches of notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of such series. However, subordinated notes will not be repaid before their legal maturity dates, unless, after payment, the remaining subordinated notes provide the required enhancement for the senior notes. In addition, senior notes will not be issued unless, after issuance, there are enough outstanding subordinated notes to provide the required subordinated amount for the senior notes. See "*The Notes—Issuances of New Series, Classes and Tranches of Notes*."

Some series may not be multiple tranche series. For these series, there will be only one tranche per class and each class will generally be issued on the same date. The expected principal payment dates and legal maturity dates of the subordinated classes of such a series will either be the same as or later than those of the senior classes of that series.

BAseries Notes

The Class [•](201[•]-[•]) notes are part of the BAseries. The BAseries is a multiple tranche series. Each class of notes in the BAseries may consist of multiple tranches. Whenever a "class" of notes is referred to in this prospectus, it includes all tranches of that class of notes, unless the context otherwise requires. Notes of any tranche can be issued on any date so long as there is sufficient credit enhancement on that date, either in the form of outstanding subordinated notes or other forms of credit enhancement. See "*The Notes—Issuances of New Series, Classes and Tranches of Notes*." The expected principal payment dates and legal maturity dates of tranches of senior and subordinated classes of the BAseries may be different. Therefore, subordinated notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of the BAseries. Subordinated notes will generally not be paid before their legal maturity date unless, after payment, the remaining outstanding subordinated notes provide the credit enhancement required for the senior notes.

In general, the subordinated notes of the BAseries serve as credit enhancement for all of the senior notes of the BAseries, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of the BAseries. However, certain tranches of senior notes may not require subordination from each class of notes subordinated to it. For example, if a tranche of Class A notes requires credit enhancement solely from Class C notes, the Class B notes will not, in that case, provide credit enhancement for that tranche of Class A notes. The amount of credit exposure of any particular tranche of notes is a function of, among other things, the total amount of notes issued, the required subordinated amount, the amount of usage of the required subordinated amount and the amount on deposit in the senior tranches' principal funding subaccounts.

As of the date of this prospectus, the BAseries is the only issued and outstanding series of the issuing entity. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" for information about the other outstanding notes issued by the issuing entity. Other series, classes and tranches of notes, including other tranches of notes that are included in the BAseries, may be issued by the issuing entity in the future without the consent of, or prior notice to, any noteholders.

Interest Payments

Each tranche of notes will bear interest from the date and at the rate set forth or as determined in the related prospectus. Interest on the notes will be paid on the interest payment dates determined in connection with the issuance of such notes.

Interest on the Class [•](201[•]-[•]) notes will accrue at [a floating rate equal to the London interbank offered rate for U.S. dollar deposits for a [•]-month period [(or, for the first interest accrual period, the rate that corresponds to the actual number of days in the first interest accrual period)] (LIBOR) *plus* a spread as] [the fixed rate] specified on the cover page of this prospectus.

[LIBOR appears on Reuters Screen LIBOR01 Page (or comparable replacement page) and will be the rate available at 11:00 a.m., London time, on the related LIBOR determination date. If the rate does not appear on that page, the rate will be the average of the rates offered by four prime banks in London. If fewer than two London banks provide a rate at the request of the indenture trustee, the rate will be the average of the rates offered by four major banks in New York City.]

Interest on the Class [•](201[•]-[•]) notes for any interest payment date will equal [one-twelfth of] the product of:

- the Class [•](201[•]-[•]) note interest rate [for the applicable interest accrual period]; *multiplied by*

- [the actual number of days in the related interest accrual period *divided by* 360; *multiplied by*]

- the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes as of the related record date.

[The payment of interest on the Class A(201[•]-[•]) notes on any payment date is senior to the payment of interest on Class B and Class C notes of the BAseries on that date.] [The payment of interest on the Class B(201[•]-[•]) notes on any payment date is senior to the payment of interest on Class C notes of the BAseries on that date.] Generally, no payment of interest will be made on any Class B BAseries note until the required payment of interest has been made to all Class A BAseries notes. Likewise, generally, no payment of interest will be made on any Class C BAseries note until the required payment of interest has been made to all Class A and Class B BAseries notes. However, funds on deposit in the Class C reserve account will be available only to holders of Class C notes to cover shortfalls of interest on Class C notes on any interest payment date. [The Class B(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes have received their full interest payment on that date.] [The Class C(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes and Class B notes have received their full interest payment on that date.]

The issuing entity will pay interest on the Class [•](201[•]-[•]) notes solely from the portion of BAseries Available Funds and from other amounts that are available to the Class [•](201[•]-[•]) notes under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the interest on the Class [•](201[•]-[•]) notes, Class [•](201[•]-[•])

noteholders will have no recourse to any other assets of the issuing entity, BANA, Funding or any other person or entity for the payment of interest on those notes.

Expected Principal Payment Date and Legal Maturity Date

It is expected that the issuing entity will pay the stated principal amount of each note in one payment on that note's expected principal payment date. The expected principal payment date of a note is generally 29 months before its legal maturity date. The legal maturity date is the date on which a note is legally required to be fully paid in accordance with its terms. The issuing entity will generally be obligated to pay the stated principal amount of a note on its expected principal payment date, or upon the occurrence of an early redemption event or event of default and acceleration or other optional or mandatory redemption, only to the extent that funds are available for that purpose and only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. The remedies a noteholder may exercise following an event of default and acceleration or on the legal maturity date are described in "*The Indenture—Events of Default Remedies*" and "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.*"

[Payments of principal on the Class A(201[•]-[•]) notes are not subordinated to any other notes.][Payments of principal on the Class B(201[•]-[•]) notes are subordinated to payments of principal on the BAseries Class A notes.][Payments of principal on the Class C(201[•]-[•]) notes are subordinated to payments of principal on the BAseries Class A notes and the BAseries Class B notes.] [See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocations to Principal Funding Subaccounts*" for a detailed discussion of the subordination of interest and principal payments for the Class B notes and Class C notes of the BAseries.]

The issuing entity expects to pay the stated principal amount of the Class [•](201[•]-[•]) notes in one payment on the expected principal payment date specified on the cover page of this prospectus, and is obligated to do so if funds are available for that purpose [and not required for subordination]. If the stated principal amount of the Class [•](201[•]-[•]) notes is not paid in full on the expected principal payment date due to insufficient funds [or insufficient credit enhancement], noteholders will generally not have any remedies against the issuing entity until the legal maturity date of the Class [•](201[•]-[•]) notes.

In addition, if the stated principal amount of the Class [•](201[•]-[•]) notes is not paid in full on the expected principal payment date, then an early redemption event will occur for the Class [•](201[•]-[•]) notes and [, subject to the principal payment rules described under "—*Subordination*," "—*BAseries Credit Enhancement*" and "—*BAseries Required Subordinated Amount*" below,] principal and interest payments on the Class [•](201[•]-[•]) notes will be made monthly until they are paid in full or until the legal maturity date occurs, whichever is earlier.

Principal of the Class [•](201[•]-[•]) notes will begin to be paid earlier than the expected principal payment date if any other early redemption event or an event of default and acceleration occurs for the Class [•](201[•]-[•]) notes. See "*The Notes—Early Redemption of Notes*," "*The Indenture—Early Redemption Events*" and "—*Events of Default*" in this prospectus.

The issuing entity will pay principal on the Class [•](201[•]-[•]) notes solely from the portion of BAseries Available Principal Amounts and from other amounts which are available to the Class [•](201[•]-[•]) notes under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the principal of the Class [•](201[•]-[•]) notes, Class [•](201[•]-[•]) noteholders will have no recourse to any other assets of the issuing entity, Funding, BANA or any other person or entity for the payment of principal on those notes.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

- *Stated Principal Amount*. The stated principal amount of a note is the amount that is stated on the face of the note to be payable to the holder. It can be denominated in U.S. dollars or a foreign currency.

- *Outstanding Dollar Principal Amount*. For U.S. dollar notes, the outstanding dollar principal amount is the same as the initial dollar principal amount of the notes, less principal payments to noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties for principal.

In addition, the Class [•](201[•]-[•]) notes will, and other notes may, have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount is the same as the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note.

- *Nominal Liquidation Amount*. The nominal liquidation amount of a note is a U.S. dollar amount based on the outstanding dollar principal amount of the note, but after deducting:

  - that note's share of reallocations of Available Principal Amounts used to pay interest on senior classes of notes or a portion of the master trust II servicing fee allocated to its series;

  - that note's share of charge-offs resulting from uncovered Investor Default Amounts; and

  - amounts on deposit in the principal funding subaccount for that note;

  and adding back all reimbursements from Excess Available Funds allocated to that note of (i) reallocations of Available Principal Amounts used to pay interest on senior classes of notes or the master trust II servicing fee or (ii) charge-offs resulting from uncovered Investor Default Amounts. Excess Available Funds are Available Funds that remain after the payment of interest and other required payments for the notes.

The nominal liquidation amount of a note corresponds to the portion of the investor interest of the collateral certificate that is allocated to support that note.

The aggregate nominal liquidation amount of all of the notes *plus* the Class D Investor Interest is equal to the Investor Interest of Series 2001-D. The Investor Interest of Series 2001-D corresponds to the amount of principal receivables in master trust II that is allocated to support Series 2001-D. Anything that increases or decreases the aggregate nominal liquidation amount of the notes or the Class D Investor Interest will also increase or decrease the Investor Interest of Series 2001-D.

Upon a sale of credit card receivables held by master trust II (i) following the insolvency of Funding, (ii) following an event of default and acceleration for a note, or (iii) on a note's legal maturity date, each as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," the nominal liquidation amount of a note will be reduced to zero.

For a detailed discussion of nominal liquidation amount, see "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.*"

Subordination

Payment of principal of and interest on subordinated classes of notes will be subordinated to the payment of principal of and interest on senior classes of notes except to the extent provided in this prospectus. [The Class A notes, including the Class A(201[•]-[•]) notes, will not be subordinated to any other BAseries notes.] [The Class B(201[•]-[•]) notes will be subordinated to the Class A BAseries notes.]] [The Class C(201[•]-[•]) notes will be subordinated to the Class A and Class B BAseries notes.]]

Available Principal Amounts allocable to subordinate classes of BAseries notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] may be reallocated to pay interest on [the Class A BAseries notes] [the Class A BAseries notes and the Class B BAseries notes] or a portion of the master trust II servicing fee allocable to the BAseries. In addition, the nominal liquidation amount of a subordinated class of BAseries notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] will generally be reduced for charge-offs resulting from uncovered Investor Default Amounts prior to any reductions in the nominal liquidation amount of the senior classes of BAseries. While in a multiple tranche series (including the BAseries) charge-offs from uncovered Investor Default Amounts allocable to the series initially will be allocated to each tranche *pro rata*, these charge-offs will then be reallocated from tranches in the senior classes to tranches in the subordinated classes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] to the extent credit enhancement in the form of subordination is still available to such senior tranches.

In addition, Available Principal Amounts are first utilized to fund targeted deposits to the principal funding subaccounts of senior classes before being applied to the principal funding subaccounts of the subordinated classes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes].

In a multiple tranche series (including the BAseries), subordinated notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, will not be paid to the extent that those notes are necessary to provide the required subordination for senior classes of notes of the same series. If a tranche of subordinated notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] cannot be paid because of the subordination provisions of its respective indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the same series will begin, as described in this prospectus (in the case of the BAseries) and in the related prospectus (in the case of other multiple tranche series). See "*The Notes—Principal*". After that time, the subordinated notes will be paid only to the extent that:

- the principal funding subaccounts for the senior classes of notes of that series are prefunded in an amount such that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

- new tranches of subordinated notes of that series are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

- enough notes of senior classes of that series are repaid so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination; or

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- the subordinated notes reach their legal maturity date.

On the legal maturity date of a tranche of notes, Available Principal Amounts, if any, allocable to that tranche and proceeds from any sale of receivables will be paid to the noteholders of that tranche, even if payment would reduce the amount of available subordination below the required subordination for the senior classes of that series.

BAseries Credit Enhancement

Credit enhancement for the BAseries notes generally will be provided through subordination. [Credit enhancement for the Class A(201[•]-[•]) notes will be provided through subordination of the Class B and Class C BAseries notes and the Class D certificate] [Credit enhancement for the Class B(201[•]-[•]) notes will be provided through subordination of the Class C BAseries notes and the Class D certificate] [Credit enhancement for the Class C(201[•]-[•]) notes will be provided through subordination of the Class D certificate]. [Additional credit enhancement for Class C(201[•]-[•]) notes will be provided by the Class C reserve account.] The amount of subordination available to provide credit enhancement to any tranche of BAseries notes is limited to its available subordinated amount of each class or tranche of BAseries notes that is subordinated to it. Each senior tranche of BAseries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. "Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes. See "*Prospectus Summary—BAseries Required Subordinated Amount*" and "*The Notes—Required Subordinated Amount*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries*" for more information regarding required subordinated amounts, usage, and available subordinated amounts. If the available subordinated amount for any tranche of BAseries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of BAseries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

[Subordinated classes of BAseries notes generally will not receive interest payments on any payment date until the senior classes of BAseries notes, including the Class A(201[•]-[•]) notes, have received their full interest payment on such date.] [The Class B(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes of the BAseries have received their full interest payment on such date.] [The Class C(201[•]-[•]) notes will generally not receive interest payments on any payment date until the Class A notes and the Class B notes of the BAseries have received their full interest payment on such date.] Available Principal Amounts allocable to the subordinated classes of BAseries notes may be applied to make interest payments on the senior classes of BAseries notes or to pay a portion of the master trust II servicing fee allocable to the BAseries. Available Principal Amounts remaining on any payment date after any reallocations for interest on the senior classes of notes or for a

portion of the master trust II servicing fee allocable to the BAseries will be first applied to make targeted deposits to the principal funding subaccounts of senior classes of BAseries notes on such date before being applied to make required deposits to the principal funding subaccounts of the subordinated classes of BAseries notes on such date.

In addition, principal payments on subordinated classes of BAseries notes are subject to the principal payment rules described below in "—*BAseries Required Subordinated Amount*."

BAseries Required Subordinated Amount

In order to issue a senior class of BAseries notes, the required subordinated amount of subordinated notes must be outstanding and available on the issuance date. Generally, the required subordinated amount of a subordinated class of BAseries notes for any date is an amount equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of the senior tranche of notes for such date. Generally, the required subordinated amount for a tranche of Class A BAseries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. Similarly, the Class B required subordinated amount of Class C notes for each tranche of Class B BAseries notes is equal to a percentage of its Adjusted Outstanding Dollar Principal Amount. However, the Class B required subordinated amount of Class C notes for any tranche of Class B BAseries notes may be adjusted to reflect its *pro rata* share of the portion of the Adjusted Outstanding Dollar Principal Amount of all Class B BAseries notes which is not providing credit enhancement to the Class A BAseries notes.

The required subordinated amount for any tranche of BAseries notes will generally be determined as depicted in the chart "*BAseries Required Subordinated Amounts*" below. [For the Class A(201[•]-[•]) notes, the required subordinated amount of Class B notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes, and the required subordinated amount of Class C notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.]

[The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A notes. For the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes *multiplied by* the sum of:

> (i) the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes *divided by* the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes; *plus*

> (ii) [•]% *multiplied by* a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes *minus* the required subordinated amount of Class B notes for all Class A BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes.

Therefore, for the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes can increase if the share of the Class B(201[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A BAseries notes increases, or if the share of the Class B(201[•]-[•]) notes that is

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providing credit enhancement to Class A BAseries notes increases. Similarly, for the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes can decrease (but will never be less than [•]% of its adjusted outstanding dollar principal amount) if the share of the Class B(201[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A BAseries notes decreases, or if the share of the Class B(201[•]-[•]) notes that is providing credit enhancement to Class A BAseries notes decreases.

For a further description of how to calculate the Class B required subordinated amount of Class C notes for the Class B(201[•]-[•]) notes, see "*The Notes—Required Subordinated Amount—BAseries*."]

[The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A BAseries notes.]

For a more detailed description of how to calculate the required subordinated amount of any tranche of BAseries notes, see "*The Notes—Required Subordinated Amount—BAseries*."

Limit on Repayment of All Notes

You may not receive full repayment of your Class [•](201[•]-[•]) notes if:

- the nominal liquidation amount of your Class [•](201[•]-[•]) notes has been reduced by charge-offs due to uncovered Investor Default Amounts [or as a result of reallocations of Available Principal Amounts to pay interest on senior classes of notes or a portion of the master trust II servicing fee, and those amounts have not been reimbursed from Available Funds]; or

- receivables are sold (i) following the insolvency of Funding, (ii) following an event of default and acceleration or (iii) on the legal maturity date, and the proceeds from the sale of receivables, *plus* any available amounts on deposit in the applicable subaccounts allocable to your notes are insufficient.

Sources of Funds to Pay the Notes

The issuing entity will have the following sources of funds to pay principal of and interest on the notes (including the Class [•](201[•]-[•]) notes):

- *Collateral Certificate.* The collateral certificate is an investor certificate issued as a part of "Series 2001-D" by master trust II to the issuing entity. It represents an undivided interest in master trust II. Master trust II owns primarily receivables arising in selected MasterCard, Visa and American Express revolving credit card accounts. BANA or Funding has transferred, and Funding may continue to transfer, credit card receivables to master trust II in accordance with the terms of the master trust II agreement. Both collections of principal receivables and finance charge receivables will be allocated among holders of interests in master trust II— including the collateral certificate—based generally on the investment in principal receivables of each interest in master trust II. If collections of receivables allocable to the collateral certificate are less than expected, payments of principal of and interest on the notes could be delayed or remain unpaid.

- *Derivative Agreements*. Some notes may have the benefit of one or more derivative agreements, including interest rate swaps, or other agreements described in "*Sources of Funds to Pay the Notes—Derivative Agreements*."

- *The Issuing Entity Accounts*. The issuing entity will establish a collection account for the purpose of receiving collections of finance charge receivables and principal receivables and other related amounts from master trust II payable under the collateral certificate. The issuing entity may establish supplemental accounts for any series, class or tranche of notes.

Each month, distributions on the collateral certificate will be deposited into the collection account. Those deposits will then be allocated among each series of notes and applied as described in this prospectus.

[Derivative Agreement for Class [•](201[•]-[•]) Notes]

[The amount payable by the derivative counterparty to the issuing entity under the derivative agreement will be, for each Transfer Date, an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest period, the initial dollar principal amount of the Class [•](201[•]-[•]) notes). In the case of the first Transfer Date, such amounts will include accrued amounts for the period from and including the issuance date to but excluding the first interest payment date. Payments from the derivative counterparty to the issuing entity will be calculated on the basis of a 360-day year and twelve 30-day months.

The amount payable by the issuing entity to the derivative counterparty under the derivative agreement will be, for each Transfer Date, an amount equal to the product of:

(i) a fraction, the numerator of which is the actual number of days in the interest period relating to such Transfer Date, and the denominator of which is 360;

(ii) a rate not to exceed LIBOR prevailing on the related LIBOR determination date with respect to such interest period plus [•]% per year; and

(iii) the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest period, the initial dollar principal amount of the Class [•](201[•]-[•]) notes).

An "interest period" begins on and includes an interest payment date and ends on but excludes the next interest payment date. However, the first interest period will begin on and include the issuance date. "LIBOR" is the London interbank offered rate for U.S. dollar deposits for a [•]-month period as of each LIBOR determination date. A "LIBOR determination date" means [•] [•], 201[•] for the period from and including the issuance date to but excluding [•] [•], 201[•] and for each interest period thereafter, the second London business day prior to the interest payment date on which such interest period commences. A "London business day" means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

For each Transfer Date, the net derivative receipt, if any, will be treated as Available Funds. The net derivative payment, if any, will be paid to the derivative counterparty out of Available Funds and certain other available amounts allocated to the Class [•](201[•]-[•]) notes and deposited into the related interest funding subaccount, including amounts on deposit in the accumulation reserve subaccount and reallocated Available Principal Amounts, based on the respective amounts due as described under

"Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Funds to the Interest Funding Account" in this prospectus.

The "net derivative payment," for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the floating amount for such date exceeds the fixed amount for such date, and (b) otherwise, an amount equal to the floating amount for such date.

The "net derivative receipt," for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the fixed amount for such date exceeds the floating amount for such date, and (b) otherwise, an amount equal to the fixed amount for such date.

The netting provisions of the derivative agreement will apply unless the issuing entity elects gross payments to be made pursuant to the provisions of the derivative agreement. If the issuing entity elects gross payments under the derivative agreement, the issuing entity's obligation to pay the floating amount on any Transfer Date to the derivative counterparty pursuant to the terms of the derivative agreement is conditioned upon the prior receipt of the fixed amount from the derivative counterparty for such date.

The "fixed amount," for any Transfer Date, means an amount equal to the fixed amount (including any termination payments pursuant to the derivative agreement) payable by the derivative counterparty to the issuing entity for such date pursuant to the terms of the derivative agreement.

The "floating amount," for any Transfer Date, means an amount equal to the floating amount payable by the issuing entity to the derivative counterparty for such date pursuant to the derivative agreement minus the excess of (i) the targeted amount of principal funding subaccount earnings for the Class [•](201[•]-[•]) notes for the related month over (ii) the sum of the amount actually earned on such funds for the related month, plus amounts withdrawn from the applicable accumulation reserve subaccount, plus collections of finance charge receivables allocable to the designated portion of the Transferor Interest, if any, plus amounts withdrawn from a derivative reserve account, in each case, to cover shortfalls on principal funding subaccount earnings, if any. The floating amount does not include any termination payments payable by the issuing entity to the derivative counterparty pursuant to the derivative agreement.

The derivative agreement will terminate by its terms, whether or not the Class [•](201[•]-[•]) notes have been paid in full prior to such termination, upon the earliest to occur of:

(i)   the termination of the issuing entity pursuant to the terms of the indenture;

(ii)   the payment in full of the Class [•](201[•]-[•]) notes;

(iii)   the expected principal payment date for the Class [•](201[•]-[•]) notes;

(iv)   the insolvency, conservatorship or receivership of the derivative counterparty;

(v)   the failure on the part of the issuing entity or the derivative counterparty to make any payment under the derivative agreement within the applicable grace period, if any;

(vi)   illegality on the part of the issuing entity or the derivative counterparty to be a party to, or perform an obligation under, the derivative agreement;

(vii)   either the issuing entity or the derivative counterparty will, or there is a substantial likelihood that it will, be required to pay certain taxes or deduct or withhold part of payment received for or on account of a tax;

(viii)   failure of the derivative counterparty to provide certain organizational or financial information to the issuing entity to the extent that the aggregate significance percentage of all the derivative products provided by the derivative counterparty or its affiliates to the issuing entity is 10% or more; and

(ix)   the issuing entity amends the master trust II agreement, the Series 2001-D supplement, the trust agreement, the indenture or the BAseries indenture supplement without the consent of the derivative counterparty in a manner that would have an adverse effect on the derivative counterparty or would adversely impact the issuing entity's ability to perform under the derivative agreement.

In the event that the derivative agreement terminates prior to the payment in full of the Class [•](201[•]-[•]) notes, applications of Available Funds to fund targeted deposits to the interest funding subaccount will be made without the benefit of any net derivative receipts that might have been due for any future Transfer Dates.

If (i) the derivative counterparty's or a replacement derivative counterparty's short-term credit rating from Standard & Poor's is below "[•]", (ii) in the case of a replacement derivative counterparty that does not have a short-term credit rating from Standard & Poor's, such derivative counterparty's long-term, senior, unsecured debt rating from Standard & Poor's is below "[•]", or (iii) any such relevant rating is withdrawn by Standard & Poor's, the derivative counterparty will be required within 30 days from the date of such rating or withdrawal to fund an interest reserve account in an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the month preceding such reduction or withdrawal (the "required interest reserve amount"). On any Transfer Date after such deposit, if Standard & Poor's short-term credit rating of the derivative counterparty or replacement derivative counterparty is "[•]" or higher, or if Standard & Poor's long-term, senior, unsecured debt rating of a replacement derivative counterparty that does not have a short-term credit rating from Standard & Poor's is "[•]" or higher, the issuing entity will distribute any amounts on deposit in the interest reserve account to the derivative counterparty pursuant to the terms of the derivative agreement. The issuing entity will establish and maintain the interest reserve account for the benefit of the Class [•](201[•]-[•]) noteholders. There can be no assurance that the derivative counterparty can or will adequately fund the interest reserve account. If the derivative counterparty fails to adequately fund the interest reserve account within 30 days of such reduction or withdrawal (an "interest reserve account event"), then (i) if an early redemption event has not previously occurred, upon the occurrence of an early redemption event, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes, will not be retained in such subaccount and will be paid to the Class [•](201[•]-[•]) noteholders or (ii) if an early redemption event has previously occurred, upon the occurrence of such interest reserve account event, any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be retained in such account and will, together with Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, if any, be paid to the Class [•](201[•]-[•]) noteholders.

All amounts on deposit in the interest reserve account on any Transfer Date (after giving effect to any deposits to the interest reserve account to be made on such Transfer Date) will be invested in Permitted Investments. Investment earnings on amounts on deposit in the interest reserve account will be retained in the interest reserve account (to the extent the amount on deposit is less than the required interest reserve amount) or paid to the derivative counterparty.

On the Transfer Date on or following the termination of the derivative agreement due to a default by the derivative counterparty, the issuing entity will withdraw an amount equal to the net derivative receipt, if

any, for such Transfer Date, plus the amount of any net derivative receipt previously due but not paid, from funds on deposit in the interest reserve account, if any, and treat such amounts as Available Funds as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds*" in this prospectus as if such amounts were a net derivative receipt received from the derivative counterparty. The interest reserve account will thereafter be terminated.

Upon the termination of the interest reserve account, any remaining amounts that had been on deposit therein will be paid to the derivative counterparty.

In the event the long-term, senior, unsecured debt rating of the derivative counterparty or a replacement derivative counterparty is reduced below "[•]" by Standard & Poor's or below "[•]" by Moody's, or is withdrawn by either Standard & Poor's or Moody's, the issuing entity will direct the derivative counterparty to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. There can be no assurance that a successor derivative counterparty will be found or that such assignment can be made.

The aggregate "significance percentage" of the derivative agreement, as calculated in accordance with Item 1115 of Regulation AB, is less than 10%.]

BAseries Class C Reserve Account

The issuing entity will establish a Class C reserve subaccount to provide credit enhancement solely for the holders of the related tranche of Class C BAseries notes. The Class C reserve subaccount for each tranche of Class C BAseries notes will initially not be funded. Such Class C reserve subaccount will not be funded unless and until the three-month average of the Excess Available Funds Percentage falls below the levels described [in the prospectus relating to such tranche of Class C BAseries notes][above under "*The Class C(201[•]-[•]) Notes—Summary of Terms*"] or an early redemption event or event of default occurs for such tranche of Class C BAseries notes.

Funds on deposit in the Class C reserve subaccount for each tranche of Class C BAseries notes will be available to holders of those notes to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve subaccount for each tranche of Class C BAseries notes will also be available to holders of those notes to cover certain shortfalls in principal. Only the holders of the related tranche of Class C BAseries notes will have the benefit of the related Class C reserve subaccount. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Withdrawals from the Class C Reserve Account*."

Flow of Funds and Application of Finance Charge and Principal Collections

For a detailed description of the application of collections, see "*Master Trust II—Application of Collections*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries*."

Finance charge collections and other amounts allocated to the BAseries, called BAseries Available Funds, will generally be applied each month to make the payments or deposits depicted in the chart "*Application of BAseries Available Funds*" below. See the chart "*Application of Collections of Finance Charges and Principal Payments Received by BANA as Servicer of Master Trust II*" below for a depiction of how finance charge collections are allocated by master trust II. For a detailed description of the application of BAseries Available Funds, see "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries*."

Principal collections and other amounts allocated to the BAseries, called BAseries Available Principal Amounts, generally will be applied each month to make the payments or deposits depicted in the chart "*Application of BAseries Available Principal Amounts*" below. See the chart "*Application of Collections of Finance Charges and Principal Payments Received by BANA as Servicer of Master Trust II*" below for a depiction of how principal collections are allocated by master trust II. For a detailed description of the application of BAseries Available Principal Amounts, see "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries.*"

Revolving Period

Until principal amounts are needed to be accumulated to pay any tranche of BAseries notes (including the Class [•](201[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other BAseries notes which are accumulating principal or paid to Funding as holder of the transferor interest. This period is commonly referred to as the revolving period. Currently, with respect to a tranche of BAseries notes, the revolving period is scheduled to end twelve calendar months prior to the expected principal payment date for such tranche of BAseries notes. However, if an early redemption event or event of default and acceleration for the related tranche of BAseries notes occurs before the revolving period otherwise ends, the revolving period could end earlier than currently scheduled. Descriptions of the early redemption events and events of default are set forth under "*The Indenture—Early Redemption Events*," "*—Events of Default*" and "*—Events of Default Remedies*," respectively. In addition, if the issuing entity reasonably expects to need less than the expected accumulation period to fully accumulate the outstanding dollar principal amount of the related tranche of notes, the end of the revolving period may be delayed. A description of the basis on which the issuing entity may determine to delay the end of the revolving period is set forth under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account.*"

Early Redemption of Notes

The issuing entity will be required to redeem the Class [•](201[•]-[•]) notes upon the occurrence of an early redemption event relating to the Class [•](201[•]-[•]) notes, but only to the extent funds are available for such redemption after giving effect to all allocations and reallocations [and, in the case of subordinated notes of a multiple tranche series like the Class [•](201[•]-[•]) notes, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series].

[However, if so determined at the time of issuance, and subject to certain exceptions, it is possible that other notes that have the benefit of a derivative agreement will not be redeemed prior to such notes' expected principal payment date.]

Early redemption events for the Class [•](201[•]-[•]) notes include the following:

- the occurrence of the Class [•](201[•]-[•]) notes' expected principal payment date;

- each of the Pay Out Events applicable to Series 2001-D, as described under "*Master Trust II— Pay Out Events*"; or

- the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

In addition to the early redemption events described above, if for any month the amount of Excess Available Funds for the BAseries notes averaged over the three preceding calendar months is less than

the Required Excess Available Funds for the BAseries for such month, an early redemption event will occur for all tranches of BAseries notes, including the Class [•](201[•]-[•]) notes.

Excess Available Funds for any month equals the Available Funds allocated to the BAseries that month after application for targeted deposits to the interest funding account, payment of the master trust II servicing fee allocable to the BAseries, application to cover Investor Default Amounts allocable to the BAseries and reimbursement of any deficits in the nominal liquidation amounts of notes.

Required Excess Available Funds for the BAseries is an amount equal to zero. This amount may be changed provided the issuing entity (i) receives the consent of the rating agencies and (ii) reasonably believes that the change will not have a material adverse effect on the BAseries notes.

See "*The Notes—Early Redemption of Notes*" and "*The Indenture—Early Redemption Events*."

Upon the occurrence of an early redemption event for the Class [•](201[•]-[•]) notes, such notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in "*The Notes—Early Redemption of Notes*" and "*The Indenture—Early Redemption Events*."

It is not an event of default if the issuing entity fails to redeem a note because it does not have sufficient funds available or because payment of the note is delayed because it is necessary to provide required subordination for a senior class of notes.

[If an early redemption event (other than the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended) applicable to the Class [•](201[•]-[•]) notes occurs and the derivative agreement has not been terminated, an interest reserve account event has not occurred and an event of default and acceleration of the Class [•](201[•]-[•]) notes has not occurred, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be paid to the holders of the Class [•](201[•]-[•]) notes as described under "*The Indenture—Early Redemption of the Notes*", but instead will be retained in the principal funding subaccount and paid to the Class [•](201[•]-[•]) noteholders on the expected principal payment date of the Class [•](201[•]-[•]) notes. See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes.*"

However, if following an early redemption event for the Class [•](201[•]-[•]) notes (i) the derivative agreement terminates, (ii) an interest reserve account event occurs, (iii) the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended or (iv) an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs, Available Principal Amounts will be paid to the Class [•](201[•]-[•]) noteholders. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes*."

See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the events leading to the occurrence of an interest reserve account event.]

Optional Redemption by the Issuing Entity

Funding, so long as it is an affiliate of the servicer, has the right, but not the obligation, to direct the issuing entity to redeem the Class [•](201[•]-[•]) notes (and all other tranches of BAseries notes) in whole but not in part on any day on or after the day on which its nominal liquidation amount is reduced to less than 5% of its highest outstanding dollar principal amount. This repurchase option is referred to as a clean-up call.

The issuing entity will not redeem subordinated BAseries notes if those notes are required to provide credit enhancement for senior classes of BAseries notes. If the issuing entity is directed to redeem any tranche of BAseries notes, it will notify the registered holders at least thirty days prior to the redemption date. The redemption price of a note will equal 100% of the outstanding principal amount of that note, *plus* accrued but unpaid interest on the note to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments on the related tranche of BAseries notes will thereafter be made, subject to the principal payment rules described above under "—*Subordination*," until either the principal of and accrued interest on that tranche of notes are paid in full or the legal maturity date occurs, whichever is earlier. Any funds in the principal funding subaccount and the interest funding subaccount and, in the case of Class C BAseries notes, the Class C reserve subaccount, for the related tranche of BAseries notes will be applied to make the principal and interest payments on these notes on the redemption date.

Events of Default

The documents that govern the terms and conditions of the Class [•](201[•]-[•]) notes include a list of adverse events known as events of default.

Some events of default result in an automatic acceleration of the Class [•](201[•]-[•]) notes, and others result in the right of the holders of the Class [•](201[•]-[•]) notes to demand acceleration after an affirmative vote by holders of more than 50% of the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes.

Events of default for the Class [•](201[•]-[•]) notes include the following:

- the issuing entity's failure, for a period of 35 days, to pay interest upon the Class [•](201[•]-[•]) notes when such interest becomes due and payable;

- the issuing entity's failure to pay the principal amount of the Class [•](201[•]-[•]) notes on the applicable legal maturity date;

- the issuing entity's default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 60 days after either the indenture trustee or the holders of 25% of the aggregate outstanding dollar principal amount of the outstanding Class [•](201[•]-[•]) notes has provided written notice requesting remedy of such breach, and, as a result of such default, the interests of the Class [•](201[•]-[•]) noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period; and

- the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity.

Other series, classes or tranches of notes can have the same or different events of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default for any other series, class or tranche of notes.

Upon the occurrence of an event of default and acceleration for the Class [•](201[•]-[•]) notes, the Class [•](201[•]-[•]) notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in "*The Indenture—Events of Default*" and "—*Events of Default Remedies*."

26

Events of Default Remedies

After an event of default and acceleration of the Class [•](201[•]-[•]) notes, funds on deposit in the applicable issuing entity accounts for the Class [•](201[•]-[•]) notes will be applied to pay principal of and interest on the Class [•](201[•]-[•]) notes. Then, in each following month, Available Principal Amounts and Available Funds allocated to the Class [•](201[•]-[•]) notes will be applied to make monthly principal and interest payments on the Class [•](201[•]-[•]) notes until the earlier of the date the Class [•](201[•]-[•]) notes are paid in full or the legal maturity date of the Class [•](201[•]-[•]) notes. However, subordinated notes of a multiple tranche series [like the [Class B][Class C](201[•]-[•]) notes] will receive payment of principal of those notes prior to the legal maturity date of such notes only if and to the extent that funds are available for that payment and, after giving effect to that payment, the required subordination will be maintained for senior notes in that series.

If an event of default for the Class [•](201[•]-[•]) notes occurs and those notes are accelerated, the indenture trustee may, and at the direction of the majority of the Class [•](201[•]-[•]) noteholders will, direct master trust II to sell credit card receivables. However, this sale of receivables may occur only:

- if the conditions specified in "*The Indenture—Events of Default Remedies*" are satisfied and, for subordinated notes of a multiple tranche series [like the [Class B][Class C](201[•]-[•]) notes], only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series; or

- on the legal maturity date of the Class [•](201[•]-[•]) notes.

The holders of the accelerated notes will be paid their allocable share of the proceeds of a sale of credit card receivables. Upon the sale of the receivables, the nominal liquidation amount of those accelerated notes will be reduced to zero. See "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.*"

BAseries Issuing Entity Accounts

The issuing entity has established a principal funding account, an interest funding account, an accumulation reserve account and a Class C reserve account for the benefit of the BAseries. The principal funding account, the interest funding account, and the accumulation reserve account [, and the Class C reserve account] will have subaccounts for the Class [•](201[•]-[•]) notes. [Describe material terms of any additional issuing entity accounts for the Class [•](201[•]-[•]) notes.]

Each month, distributions on the collateral certificate and other amounts will be deposited in the issuing entity accounts and allocated to the notes as described in this prospectus.

Security for the Notes

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement.

Each tranche of notes is also secured by a security interest in any derivative agreement for that tranche.

The Class [•](201[•]-[•]) notes are secured by a shared security interest in:

- the collateral certificate;

- the collection account;

- the applicable principal funding subaccount;

- the applicable interest funding subaccount; [and]

- the applicable accumulation reserve subaccount[; and]

- [name of any additional issuing entity accounts for the Class [•](201[•]-[•]) notes; and]

- [the applicable Class C reserve subaccount].

As discussed above, the Class [•](201[•]-[•]) notes are entitled to the benefits of only that portion of the assets allocated to them under the indenture and the BAseries indenture supplement.

Limited Recourse to the Issuing Entity

The sole source of payment for principal of or interest on a tranche of notes (including the Class [•](201[•]-[•]) notes) is provided by:

- the portion of collections of principal receivables and finance charge receivables received by the issuing entity under the collateral certificate allocated to the BAseries and available to the [Class A(201[•]-[•]) notes] [[Class B(201[•]-[•]) notes] [Class C(201[•]-[•]) notes] after giving effect to any reallocations, payments and deposits for senior notes];

- funds in the applicable issuing entity accounts for that tranche of notes; and

- payments received under any applicable derivative agreement for that tranche of notes.

Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

If there is a sale of credit card receivables (i) following the insolvency of Funding, (ii) following an event of default and acceleration, or (iii) on the applicable legal maturity date, each as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,*" following such sale those noteholders have recourse only to the proceeds of that sale, investment earnings on those proceeds and any funds previously deposited in any applicable issuing entity account for such noteholders.

BAseries Accumulation Reserve Account

The issuing entity will establish an accumulation reserve subaccount for the Class [•](201[•]-[•]) notes to cover shortfalls in investment earnings on amounts (other than prefunded amounts) on deposit in the principal funding subaccount for the Class [•](201[•]-[•]) notes.

If the Class [•](201[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for the Class [•](201[•]-[•]) notes shall be 0.5% of the outstanding dollar principal amount of such notes. This amount may be changed at the discretion of the issuing entity. However, this amount can only be reduced at the discretion of the issuing entity if the rating agencies have confirmed that such reduction will not reduce, qualify or cause the withdrawal of any of the then current ratings on the Class [•](201[•]-[•]) notes. If the Class [•](201[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal

payment date, the accumulation reserve subaccount for such notes will be funded no later than three months prior to the date on which a budgeted deposit is first targeted for such notes as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits to the Accumulation Reserve Account*." If the Class [•](201[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for such notes will be zero. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes.

Shared Excess Available Funds

The BAseries is included in "Group A." In addition to the BAseries, the issuing entity may issue other series of notes that are included in Group A.

To the extent that Available Funds allocated to the BAseries are available after all required applications of such amounts as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," these unused Available Funds, called shared excess available funds, will be applied to cover shortfalls in Available Funds for other series of notes in Group A. In addition, the BAseries may receive the benefits of shared excess available funds from other series in Group A, to the extent Available Funds for such other series of notes are not needed for such series. See "*Sources of Funds to Pay the Notes—The Collateral Certificate*," "*—Deposit and Application of Funds*" and "*—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds*."

Registration, Clearing and Settlement

The Class [•](201[•]-[•]) notes offered by this prospectus will be registered in the name of The Depository Trust Company or its nominee, and purchasers of notes will be entitled to receive a definitive certificate only under limited circumstances. Owners of the Class [•](201[•]-[•]) notes may elect to hold their notes through The Depository Trust Company in the United States or through Clearstream Banking or the Euroclear system in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems. See "*The Notes—Book-Entry Notes*."

[Stock Exchange Listing

The issuing entity will apply to list the Class [•](201[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](201[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust Company, Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890-0001, telephone number: (302) 636-1000.]

Ratings

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

See "*Risk Factors—If the ratings of the notes are lowered or withdrawn, their market value could decrease*" in this prospectus.

ERISA Eligibility

Subject to important considerations described under "*Benefit Plan Investors*," the indenture permits benefit plans to purchase Class [•](201[•]-[•]) notes. A fiduciary of a benefit plan should consult its counsel as to whether a purchase of notes by the plan is permitted by ERISA and the Internal Revenue Code.

Tax Status

Subject to important considerations described under "*Federal Income Tax Consequences*" in this prospectus, Chapman and Cutler LLP, as special tax counsel to the issuing entity, is of the opinion that, for United States federal income tax purposes (1) the Class [•](201[•]-[•]) notes will be treated as indebtedness and (2) the issuing entity will not be an association or a publicly traded partnership taxable as a corporation. In addition, noteholders will agree, by acquiring the Class [•](201[•]-[•]) notes, to treat the Class [•](201[•]-[•]) notes as debt for federal, state and local income and franchise tax purposes.

Denominations

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in denominations of $5,000 and multiples of $1,000 in excess of that amount.

**Application of Collections of Finance Charges and Principal Payments
Received by BANA as Servicer of Master Trust II**



As of the date of this prospectus, Series 2001-D is the only issued and outstanding series of Master Trust II and the BAseries is the only issued and outstanding series of BA Credit Card Trust.

Application of BAseries Available Funds



```
┌─────────────────────────────┐
│ BAseries Available          │
│ Funds (including Collections│
│ of Finance Charge           │
│ Receivables allocated to    │
│ the Series 2001-D           │
│ Collateral Certificate and  │
│ the BAseries)               │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class A Interest Payments or│
│ Deposits and related        │
│ payments due to derivative  │
│ counterparties              │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class B Interest Payments or│
│ Deposits and related        │
│ payments due to derivative  │
│ counterparties              │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class C Interest Payments or│
│ Deposits and related        │
│ payments due to derivative  │
│ counterparties              │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Servicing Fee Payment       │
│ (2.00% of Series 2001-D     │
│ Investor Interest)          │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Cover Investor Default      │
│ Amounts (treated as BAseries│
│ Available Principal Amounts)│
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Reimbursements of Nominal   │
│ Liquidation Amount Deficits │
│ (treated as BAseries        │
│ Available Principal Amounts)│
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Accumulation Reserve Account│
│ Deposits                    │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class C Reserve Account     │
│ Deposits                    │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Other Required Payments or  │
│ Deposits, if any            │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Reimbursements of Class D   │
│ and Shared Excess Available │
│ Funds                       │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Remainder to Issuing Entity │
└─────────────────────────────┘
```

Application of BAseries Available Principal Amounts



```
┌─────────────────────────────┐
│ BAseries Available          │
│ Principal Amounts (including│
│ Collections of Principal    │
│ Receivables allocated to    │
│ the Series 2001-D           │
│ Collateral Certificate and  │
│ the BAseries)               │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class A Interest Shortfalls,│
│ if any                      │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class B Interest Shortfalls,│
│ if any                      │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Servicing Fee Shortfalls,   │
│ if any                      │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class A Principal Deposits  │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class B Principal Deposits  │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Class C Principal Deposits  │
└─────────────────────────────┘
              ↓
┌─────────────────────────────┐
│ Remainder to Issuing Entity │
└─────────────────────────────┘
```

**Fees and Expenses Payable from BAseries Available Funds and
BAseries Available Principal Amounts**

FEES AND EXPENSES PAYABLE FROM BASERIES AVAILABLE FUNDS:		
Fee	**Payee**	**Amount**
Servicing Fee	Servicer	2.00% of Series 2001-D Investor Interest

For any month, the servicing fee is paid immediately after Class C interest payments or deposits. For a depiction of the application of BAseries Available Funds, see the chart entitled "*Application of BAseries Available Funds*" above. The servicing fee compensates the servicer for its expenses in connection with servicing the receivables, including expenses associated with collecting, allocating and distributing collections on the receivables and other expenses payable by the servicer, such as fees and disbursements of the master trust II trustee, the owner trustee, the indenture trustee and independent certified public accountants and other fees which are not expressly stated in the master trust II agreement, the trust agreement or the indenture to be payable by master trust II or the investor certificateholders, other than federal, state and local income and franchise taxes, if any, of master trust II. See "*Master Trust II—Servicing Compensation and Payment of Expenses*."

FEES AND EXPENSES PAYABLE FROM BASERIES AVAILABLE PRINCIPAL AMOUNTS:		
Fee	**Payee**	**Amount**
Servicing Fee Shortfalls	Servicer	Any accrued but unpaid servicing fees

For any month, servicing fee shortfalls, if any, are paid immediately after any Class B interest shortfalls are paid. For a depiction of the application of BAseries Available Principal Amounts, see the chart entitled "*Application of BAseries Available Principal Amounts*" above.

BAseries Required Subordinated Amounts and Required Class D Investor Interest

The chart and the accompanying discussion below present only one example of how required subordinated amounts (each, RSA) and the required Class D Investor Interest would be calculated for a hypothetical amount of outstanding BAseries notes. This example is illustrative only. The stated percentages used in this example are applicable to the calculation of each RSA and the required Class D Investor Interest for these hypothetical notes only. The dollar amounts used in this example are illustrative only and are not intended to represent any allocation of classes and tranches of BAseries notes outstanding at any time (including, but not limited to, the RSA required for any unencumbered tranche of Class B notes). For a detailed description of RSA and the required Class D Investor Interest generally, see "*Prospectus Summary—BAseries Required Subordinated Amount*" and "*The Notes—Required Subordinated Amount.*"

In addition, the issuing entity may change the RSA for any tranche of notes at any time, without the consent of any noteholders, so long as the issuing entity has met certain conditions described in "*The Notes—Required Subordinated Amount*," and Funding may change the definition of required Class D Investor Interest without the consent of any noteholders, so long as Funding has met certain conditions described in "*The Notes—Required Subordinated Amount—The Class D Certificate.*"

$1,000,000,000 Class A Notes	$1,000,000,000 Class A notes	
$200,000,000 Class B notes	Class A RSA of Class B notes $142,857,100 encumbered Class B notes	$57,142,900 unencumbered Class B notes
$200,000,000 Class C Notes	$133,333,310.48 Greater of Class A RSA of Class C Notes and Class B RSA of Class C notes	$66,666,689.52 unencumbered Class C notes
$211,567,248.09 Class D Certificate	$211,567,248.09 Class D Certificate	

Generally, the required subordinated amount of a subordinated class of notes for any date is an amount equal to a stated percentage of the adjusted outstanding dollar principal amount of the senior tranche of notes for such date.

In the example above:

- For the $1,000,000,000 of Class A notes, the RSA of subordinated notes is $269,841,200. Of that amount, the RSA of Class B notes is $142,857,100 (which is 14.28571% of $1,000,000,000) and the RSA of Class C notes is $126,984,100 (which is 12.69841% of $1,000,000,000).

- Encumbered Class B notes consist of that portion of the Class B notes that provide credit enhancement to the Class A notes (which is equal to the Class A RSA of Class B notes or $142,857,100).

- Unencumbered Class B notes consist of that portion of the Class B notes that do not provide credit enhancement to the Class A notes. This unencumbered amount is equal to the aggregate amount of Class B notes ($200,000,000) *minus* the encumbered Class B notes ($142,857,100).

34

- For the $57,142,900 of unencumbered Class B notes, the RSA of Class C notes is $6,349,210.48 (which is 11.11111% of $57,142,900).

- For the $200,000,000 of Class B notes, the RSA of Class C notes is $133,333,310.48, or 100% of the Class A RSA of Class C notes ($126,984,100) *plus* the Class B RSA of Class C notes for the unencumbered Class B notes ($6,349,210.48).

- Encumbered Class C notes consist of that portion of the Class C notes that provide credit enhancement to the Class A or the Class B notes (which is equal to the greater of the Class A RSA of Class C notes and the Class B RSA of Class C Notes, or $133,333,310.48).

- Unencumbered Class C notes consist of that portion of the Class C notes that do not provide credit enhancement to the Class A or Class B notes. This unencumbered amount is equal to the aggregate amount of Class C notes ($200,000,000) *minus* the encumbered Class C notes ($133,333,310.48), or $66,666,689.52.

- The required Class D Investor Interest equals the sum of:

  - (i) The adjusted outstanding dollar principal amount of the Class A notes, divided by 0.6825 ($1,465,201,465.20), *minus* (ii) the adjusted outstanding dollar principal amount of the Class A notes ($1,000,000,000), *minus* (iii) the aggregate Class A required subordinated amount of Class B notes ($142,857,100), *minus* (iv) the aggregate Class A required subordinated amount of Class C notes ($126,984,100), for a total of $195,360,265.20;

  - (i) (A) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, divided by (B) 0.795 ($71,877,861.64), *minus* (ii) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes ($57,142,900), *minus* (iii) (A) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *times* (B) 0.1111111 ($6,349,210.48), for a total of $8,385,751.16; and

  - (i) (A) the adjusted outstanding dollar principal amount of the Class C notes *minus* the aggregate Class B required subordinated amount of Class C notes, divided by (B) 0.895 ($74,487,921.25), *minus* (ii) the adjusted outstanding dollar principal amount of the Class C notes *minus* the aggregate Class B required subordinated amount of Class C notes ($66,666,689.52), for a total of $7,821,231.73.

This example assumes there are no outstanding Class A(2001-Emerald) notes. While the Class A(2001-Emerald) notes are a tranche of Class A notes and are similar to other tranches of Class A notes generally, due to the fact that they receive only a short-term credit rating, they require less enhancement for subordination than other tranches of Class A notes. Therefore, when Class A(2001-Emerald) notes are outstanding, the calculation of the required Class D Investor Interest changes. See "*The Notes— Required Subordinated Amount—The Class D Certificate.*"

Risk Factors

The risk factors disclosed in this section of this prospectus describe the principal risk factors of an investment in the notes.

Some interests could have priority over the master trust II trustee's interest in the receivables or the indenture trustee's interest in the collateral certificate, which could cause delayed or reduced payments to you.

Representations and warranties are made that the master trust II trustee has a perfected interest in the receivables and that the indenture trustee has a perfected interest in the collateral certificate. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

The transaction documents permit liens for municipal or other local taxes to have priority over the master trust II trustee's perfected interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables or the collateral certificate were found to have priority over those of the master trust II trustee or the indenture trustee, you could suffer a loss on your investment.

If a conservator, a receiver, or a bankruptcy trustee were appointed for BANA, Funding, master trust II, or the issuing entity, and if the administrative expenses of the conservator, the receiver, or the bankruptcy trustee were found to relate to the receivables, the collateral certificate, or the transaction documents, those expenses could be paid from collections on the receivables before the master trust II trustee or the indenture trustee receives any payments, which could result in losses on your investment. See "*Risk Factors—The conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates could result in accelerated, delayed, or reduced payments to you*" in this prospectus.

The master trust II trustee and the indenture trustee may not have a perfected interest in collections commingled by the servicer with its own funds or in interchange commingled by BANA with its own funds, which could cause delayed or reduced payments to you.

The servicer is obligated to deposit collections into the master trust II collection account no later than the second business day after the date of processing for those collections. If conditions specified in the transaction documents are met, however, the servicer is permitted to hold all collections received during a monthly period and to make only a single deposit of those collections on the following transfer date. In addition, BANA always is permitted to make only a single transfer of all interchange received during a monthly period on the following transfer date. See "*Master Trust II—Application of Collections*" and "*BANA's Credit Card Activities—Interchange.*"

All collections that the servicer is permitted to hold are commingled with its other funds and used for its own benefit. Similarly, all interchange that BANA receives prior to the related transfer date is commingled with its other funds and used for its own benefit. The master trust II trustee and the indenture trustee may not have a perfected interest in these amounts, and thus payments to you could be delayed or reduced if the servicer or BANA were to enter conservatorship or receivership, were to become insolvent, or were to fail to perform its obligations under the transaction documents.

The conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates could result in accelerated, delayed, or reduced payments to you.

BANA is a national banking association, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). If certain events were to occur involving BANA's financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for BANA and, in that capacity, could exercise broad powers over BANA and its assets, obligations, and operations.

Prior to October 20, 2006, FIA transferred receivables directly to the master trust II trustee and the collateral certificate directly to the issuing entity. From October 20, 2006 until the BACCS Removal Date, receivables were transferred by FIA (and, following the Merger Date, by BANA) to BACCS, by BACCS to Funding, and by Funding to the master trust II trustee. Since the BACCS Removal Date, receivables have been transferred by BANA to Funding and by Funding to the master trust II trustee.

Each transfer of receivables or the collateral certificate by BANA is treated by BANA as a sale for legal purposes. The FDIC or other interested parties, however, could take the position that any of these transfers constitutes only the grant of a security interest under applicable law, that BANA continues to own the receivables or the collateral certificate, and that the FDIC as conservator or receiver for BANA should control and administer the receivables or the collateral certificate.

Under the current version of the FDIC's regulation on securitization transactions, the FDIC has surrendered its rights to reclaim, recover, or recharacterize a depository institution's transfer of financial assets (such as the receivables and the collateral certificate) with respect to obligations of a revolving trust or a master trust if:

- one or more obligations were issued by the trust as of September 27, 2010;

- the transfer satisfied specified conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods before November 15, 2009;

- the transfer involved a securitization of the financial assets;

- the depository institution received adequate consideration for the transfer; and

- the financial assets were not transferred fraudulently, in contemplation of the depository institution's insolvency, or with the intent to hinder, delay, or defraud the depository institution or its creditors.

Each transfer of receivables or the collateral certificate by BANA (and, prior to the Merger Date, by FIA) has been intended to satisfy all of these conditions.

If any of these conditions were found not to have been met, the FDIC's rights to reclaim, recover, or recharacterize BANA's transfers of receivables or the collateral certificate would not be restricted. Under such circumstances, the FDIC may also have the right to recover payments made on the notes. The FDIC may not be subject to an express time limit in deciding whether to exercise any of these rights, and a delay by the FDIC in making a decision could result in losses on your investment. If the FDIC were successful in exercising any of these rights, moreover, you

may not be entitled under applicable law to the full amount of your damages. A statutory injunction would prevent the master trust II trustee, the indenture trustee, and the noteholders from collecting payments or exercising any of their other rights, remedies, and interests for up to 90 days.

Even if the referenced conditions in the FDIC's regulation were satisfied and the FDIC did not reclaim, recover, or recharacterize BANA's transfers of receivables or the collateral certificate, distributions to you could be adversely affected if BANA entered conservatorship or receivership.

In addition to the statutory injunction, the FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents, the collateral certificate, or the notes. Further, the FDIC may require that its claims process be followed before payments on the receivables or the collateral certificate are released. The delay caused by any of these actions could result in losses to you.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

- authorize BANA to assign or to stop performing its obligations under the transaction documents, including its obligations to service the receivables, to make payments or deposits, to repurchase receivables, or to provide administrative services for Funding or the issuing entity;

- prevent the appointment of a successor servicer or the appointment of a successor provider of administrative services for Funding or the issuing entity;

- alter the terms on which BANA continues to service the receivables, to provide administrative services for Funding or the issuing entity, or to perform its other obligations under the transaction documents, including the amount or the priority of the fees paid to BANA;

- prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

- prevent or limit the early liquidation of the receivables or the collateral certificate and the termination of master trust II or the issuing entity, or instead do the opposite and require those to occur; or

- prevent or limit continued transfers of receivables or continued distributions on the collateral certificate, or instead do the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment. Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

Funding is a direct subsidiary of BANA. Certain banking laws and regulations may apply not only to BANA but to its subsidiaries as well. If BACCS or Funding were found to have violated any of these laws or regulations, you could suffer a loss on your investment.

In the receivership of an unrelated national bank, the FDIC successfully argued to the United States Court of Appeals for the District of Columbia Circuit that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If BANA were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to Funding, master trust II, or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the master trust II trustee, the indenture trustee, or the noteholders under any transaction document, losses to you could result.

In addition, no assurance can be given that the FDIC would not attempt to exercise control over the receivables, the collateral certificate, or the other assets of Funding, master trust II, or the issuing entity on an interim or a permanent basis. If this were to occur, payments to you could be delayed or reduced.

If Funding or any affiliate affected by these transactions were to become the debtor in a bankruptcy case, moreover, the bankruptcy court could exercise control over the receivables or the collateral certificate on an interim or a permanent basis. Although steps have been taken to minimize this risk, Funding or an affiliate as debtor-in-possession or another interested party could argue that:

- Funding, master trust II, or the issuing entity, and its assets (including the receivables or the collateral certificate), should be substantively consolidated with the bankruptcy estate of Funding or an affiliate or the separate legal existence of Funding, master trust II, or the issuing entity should be disregarded based on a "piercing the corporate veil" or similar theory; or

- the receivables or the collateral certificate are necessary for Funding or an affiliate to reorganize.

If these or similar arguments were made, whether successfully or not, distributions to you could be adversely affected.

Further, if Funding or an affected affiliate were to enter bankruptcy, any action to collect payments under or otherwise enforce the transaction documents, the collateral certificate, or the notes could be prohibited, unless the permission of the bankruptcy court was obtained, resulting in delayed or reduced payments to you. Noteholders also may be required to return distributions already received if Funding or an affected affiliate were to become the debtor in a bankruptcy case.

A court overseeing the bankruptcy case of Funding or an affected affiliate may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the court could:

- authorize Funding or an affiliate to assign or to stop performing its obligations under the transaction documents, including its obligations to make payments or deposits or to repurchase receivables;

- alter the terms on which Funding or an affiliate continues to perform its obligations under the transaction documents, including the amount or the priority of the fees paid to Funding or an affiliate;

- prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

- prevent or limit the early liquidation of the receivables or the collateral certificate and the termination of master trust II or the issuing entity, or instead do the opposite and require those to occur; or

- prevent or limit continued transfers of receivables or continued distributions on the collateral certificate, or instead do the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act) grants additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms, including a new system for the orderly liquidation of certain systemically significant financial entities. In such a liquidation, the FDIC would be appointed as receiver and would have powers similar to those it has as receiver for a bank under the insolvency provisions of the Federal Deposit Insurance Act. Because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including Funding, master trust II, and the issuing entity.

Funding, master trust II, and the issuing entity have been established so as to minimize the risk that any of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy or to be placed into receivership under the orderly liquidation authority provisions of the Financial Reform Act, and no assurance can be given that the risk of insolvency, bankruptcy or receivership has been eliminated. If Funding, master trust II, or the issuing entity were to become insolvent or were to enter bankruptcy or receivership, you could suffer a loss on your investment. Risks also exist that, if Funding, master trust II, or the issuing entity were to enter bankruptcy or receivership, any of the others and its assets (including the receivables or the collateral certificate) would be treated as part of the bankruptcy or receivership estate.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that BANA, Funding, master trust II, the issuing entity, or any of their affiliates has become insolvent or has entered conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and the collateral certificate and on the liquidity and the value of the notes.

There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates that could result in losses on your investment.

The conservatorship, receivership, bankruptcy, or insolvency of other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

Other parties to the transactions, such as subservicers, may have material roles. In addition, funds to make payments on the notes may be supplied by derivative counterparties or by

enhancement or liquidity providers. If any of these parties were to enter conservatorship, receivership, or bankruptcy or were to become insolvent, there could be losses on your investment.

Regulatory action could result in losses or delays in payment.

BANA is regulated and supervised by the Office of the Comptroller of the Currency (the OCC) and the FDIC. Beginning in July 2011, BANA and other credit card issuers became subject to regulation and oversight by a new agency established under the Financial Reform Act, the Consumer Financial Protection Bureau (the CFPB). See "*Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA*." These regulatory authorities, as well as others, have broad powers of enforcement over BANA and its affiliates.

If any of these regulatory authorities were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to BANA or its affiliates, that regulatory authority may have the power to order BANA or the related affiliate to rescind the transaction document, to refuse to perform the obligation, to amend the terms of the obligation, or to take any other action considered appropriate by that authority. In addition, BANA or the related affiliate may not be liable to you for contractual or other damages for complying with such a regulatory order, and you may not be able to make a claim against the regulatory authority. Therefore, if such a regulatory order were issued, payments to you could be accelerated, delayed, or reduced.

In one case, the OCC issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (despite the priority of payments in the securitization documents and the perfected security interest of the related trust in those funds), and to increase its servicing fee percentage above that specified in the securitization documents. BANA has no reason to believe that its servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to BANA or its affiliates. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes.

Receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans. For instance, in May of 2009, Congress enacted the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the CARD Act). The CARD Act amends the federal Truth in Lending Act to require additional disclosure and imposes certain substantive requirements relating to, among other things, marketing, underwriting, pricing, and billing practices. Among other things, the CARD Act and its implementing rules prevent increases in the annual percentage rate (APR) on outstanding balances except under limited circumstances,

require creditors to allocate payments in excess of the minimum payment first to the portion of the balance with the highest outstanding rate, and then to the remaining balances in descending interest rate order, require that an APR increase resulting from an account being past due be reduced if payments are timely made for six consecutive months after the APR increase, and require card issuers to review accounts at least every six months when an APR has been increased to determine whether the APR should be reduced. In addition, the CARD Act and its implementing rules impose certain restrictions on increases to penalty fees and require penalty fees to be "reasonable" and "proportional" to the cardholder's violation of the account terms.

As a result of the consumer protection laws and regulations currently in effect, any consumer protection laws or regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation, it may be more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances may be reduced. Furthermore, cardholders may choose to use credit cards less as a result of these consumer protection laws and their respective application and interpretation. Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Master Trust II Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See "*Consumer Protection Laws*" in this prospectus.

Congress, the states and regulatory agencies, including but not limited to the Board of Governors of the Federal Reserve and the CFPB, also could further regulate the credit card and consumer credit industry in ways that make it more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances, or that cause cardholders to decrease their use of credit cards. See "*Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA.*"

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder's obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The noteholders could suffer a loss if no funds are available from credit enhancement or other sources. See "*Master Trust II—Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA

The Financial Reform Act, which was signed into law on July 21, 2010, enacts sweeping financial regulatory reform, including providing for the creation of new federal regulatory agencies and the grant of additional authorities and responsibilities to existing regulatory agencies, to identify and address emerging systemic risks posed by the activities of financial services firms. The Financial Reform Act also provides for, among other things, enhanced regulation of derivatives and asset-backed securities, restrictions on executive compensation, heightened capital and liquidity requirements for banks, and enhanced oversight of credit rating agencies. Additionally, the Financial Reform Act limits the ability of federal laws to preempt state and local consumer laws. Several examples of new regulations being implemented in whole or in part under the Financial Reform Act are set forth below.

The Financial Reform Act established the CFPB to regulate the offering of consumer financial products or services under federal consumer financial laws. In addition, the CFPB was granted general authority to prevent covered persons or service providers from committing or engaging in unfair, deceptive or abusive acts or practices under federal law in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. Pursuant to the Financial Reform Act, on July 21, 2011, certain federal consumer financial protection statutes and related regulatory authority were transferred to the CFPB. Consequently, certain federal consumer financial laws including, but not limited to, the Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, and Electronic Fund Transfer Acts, will be enforced by the CFPB, subject to certain statutory limitations.

On August 31, 2011, the SEC issued an advance notice of proposed rulemaking relating to the exemptions from the status as an investment company under the Investment Company Act of 1940 relied upon by master trust II and the issuing entity. At this time, we cannot predict what form the related final rules will take, whether the exemptions that master trust II and the issuing entity rely on will continue to be available or whether new and prohibitive conditions to reliance on the exemptions will be included in such final rules.

Many of the provisions under the Financial Reform Act have begun or continue to be phased in or will be phased in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies; the impact of the Financial Reform Act will depend significantly upon the content and implementation of the rules and regulations issued on its mandate. It is not yet clear how the Financial Reform Act and its associated rules and regulations will impact the asset-backed securities market and credit card lending generally and the issuing entity, master trust II, Funding or BANA and their respective businesses and assets specifically. No assurance can be given that the new standards will not have an adverse impact on the issuing entity, master trust II, Funding or BANA, including on the level of receivables held in master trust II, the servicing of those receivables, or the amount of notes issued in the future.

A failure in or breach of BANA's operational or security systems or infrastructure, or those of third parties, could disrupt BANA's ability to originate and service credit card accounts and related receivables, and may adversely impact the timing and amount of payments on your notes.

BANA's operational and security systems and infrastructure, including its computer systems, data management, and internal processes, as well as those of Total System Services, Inc. and other third parties whose services BANA utilizes, are subject to operational risk. As an originator and servicer of consumer credit card accounts and receivables, BANA relies on its employees and third parties such as Total System Services, Inc. in its day-to-day and ongoing operations, who may, as a result of human error or malfeasance or failure or breach of third-party systems or infrastructure, expose BANA to risk. BANA has taken measures to implement backup systems and other safeguards to support its operations, but its ability to conduct business may be adversely affected by any significant disruptions to the operations of BANA, Total System Services, Inc. or other third parties with whom BANA interacts. In addition, BANA's ability to implement backup systems and other safeguards with respect to the systems of Total System Services, Inc. or other third parties is more limited than with respect to its own systems. BANA's financial, accounting, data processing, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond its control, which could adversely affect its ability to engage in origination and servicing of credit card accounts and related

receivables. These events could include electrical, telecommunications or other major physical infrastructure outages; natural disasters such as earthquakes, tornadoes, hurricanes and floods; disease pandemics; and events arising from local or larger scale political or social matters, including terrorist acts. BANA continuously updates these systems to support its operations and growth. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact BANA's business, including, but not limited to, its ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes.

A cyber attack, information or security breach, or a technology failure of BANA or of a third party could adversely affect BANA's ability to conduct its credit card origination and servicing activities, result in the loss of information or the disclosure or misuse of confidential or proprietary information, increase BANA's costs to maintain and update its operational and security systems and infrastructure, cause reputational harm, reduce the rate at which new receivables are generated and repaid, and adversely impact the timing and amount of payments on your notes.

BANA's credit card origination and servicing operations are highly dependent on the security and efficacy of its infrastructure, computer and data management systems, as well as those of Total System Services, Inc. and other third parties with whom it interacts. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. BANA's businesses, including its credit card business, rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties, including Total System Services, Inc. BANA relies on digital technologies, computer, database and email systems, software, and networks to conduct its operations. In addition, to access BANA's network, products and services, its customers and other third parties may use personal mobile devices or computing devices that are outside of BANA's network environment. BANA, its customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches, that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of BANA, its employees, its customers or of third parties, or otherwise materially disrupt BANA's or its customers' or other third parties' network access or business operations. For example, in recent years, BANA has been subject to malicious activity, including distributed denial of service attacks. Additionally, several large retailers have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of which accounts were originated or acquired by BANA. Although these incidents have not, to date, had a material impact on BANA, its credit card business, or the timing and amount of payments on the notes, we believe that such incidents will continue, and we are unable to predict the severity of such future attacks on BANA or its affiliates. BANA's counterparties, regulators, customers and clients, and other third parties with whom BANA or its customers and clients interact are exposed to similar incidents, and incidents affecting those third parties could impact BANA.

Although to date BANA has not experienced any material losses or other material consequences relating to technology failure, cyber attacks or other information or other security breaches, there

can be no assurance that it will not suffer such losses or other consequences in the future. BANA's risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats; BANA's prominent size and scale; its role in the financial services industry and the broader economy; its plans to continue to implement its internet banking and mobile banking channel strategies and develop additional remote connectivity solutions to serve its customers when and how they want to be served; its continuous transmission of sensitive information to, and storage of such information by, third parties, including Total System Services, Inc. and other vendors and its regulators; its expanded geographic footprint and international presence; the outsourcing of some of its business operations; the continued uncertain global economic environment; threats of cyber terrorism; external extremist parties, including foreign state actors, in some circumstances as a means to promote political ends; and system and customer account updates and conversions. As a result, cyber security and the continued development and enhancement of BANA's controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for BANA's management. As cyber threats continue to evolve, BANA and its affiliates may be required to expend significant additional resources to continue to modify or enhance their protective measures or to investigate and remediate any information security vulnerabilities or incidents.

BANA also faces indirect technology, cyber security and operational risks relating to Total System Services, Inc. and other third parties with whom it does business or upon whom it relies to facilitate or enable its credit card operations. In addition to Total System Services, Inc., the third parties with whom BANA interacts and upon whom it relies include financial counterparties, financial intermediaries such as clearing agents, exchanges and clearing houses, vendors, regulators, providers of critical infrastructure such as internet access and electrical power, and retailers for whom BANA processes transactions. Each of these third parties faces the risk of cyber attack, information breach or loss, or technology failure. Any such cyber attack, information breach or loss, or technology failure of a third party could, among other things, adversely affect BANA's ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes. As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including BANA. This consolidation and interconnectivity increases the risk of operational failure, on both individual and industry-wide bases, as disparate complex systems need to be integrated, often on an accelerated basis. Any such cyber attack, information breach or loss, failure, termination or constraint could, among other things, adversely affect BANA's ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes.

Any of the matters discussed above could result in BANA's loss of customers and business opportunities, significant disruption to its operations and business, including its credit card origination and servicing operations, misappropriation or destruction of its confidential information and/or that of its customers, or damage to its customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in BANA's security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact the timing and amount of payments on your notes.

Competition in the credit card and consumer lending industry may result in a decline in ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced principal payments.

The credit card industry is highly competitive. As new credit card companies enter the market and companies try to expand their market share, effective advertising, target marketing and pricing strategies grow in importance. Additionally, the acceptance and use of other consumer loan products, such as mortgage and home equity products, for consumer spending has increased significantly in recent years. BANA's ability to compete in this environment will affect its ability to generate new receivables and affect payment patterns on the receivables. If the rate at which BANA generates new receivables declines significantly, BANA might be unable to transfer additional receivables to Funding for inclusion in master trust II, and a Pay Out Event could occur, resulting in payment of principal sooner than expected or in reduced amounts. If the rate at which BANA generates new receivables decreases significantly at a time when you are scheduled to receive principal payments, you might receive principal payments more slowly than planned or in reduced amounts.

Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.

Collections of principal receivables available to pay your notes on any principal payment date or to make deposits into an issuing entity account will depend on many factors, including:

- the rate of repayment of credit card balances by cardholders, which may be slower or faster than expected which may cause payment on the notes to be earlier or later than expected;

- the extent of credit card usage by cardholders, and the creation of additional receivables in the accounts designated to master trust II; and

- the rate of default by cardholders.

Changes in payment patterns and credit card usage result from a variety of economic, competitive, political, social and legal factors. Economic factors include the rate of inflation, unemployment levels and relative interest rates. The availability of incentive or other award programs may also affect cardholders' actions. Competitive factors include not only attractive terms and conditions offered by other credit card lenders, but also the attractiveness of other consumer lending products, such as mortgages and home equity loans. Social factors include consumer confidence levels and the public's attitude about incurring debt and the consequences of personal bankruptcy. In addition, acts of terrorism and natural disasters in the United States and the political and military response to any such events may have an adverse effect on general economic conditions, consumer confidence and general market liquidity.

We cannot predict how any of these or other factors will affect repayment patterns or credit card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount, or delays in the timing, of interest or principal payments will reduce the amount available for distribution on the notes.

Allocations of defaulted principal receivables and reallocation of Available Principal Amounts could result in a reduction in payment on your notes.

BANA, as servicer, will write off the principal receivables arising in credit card accounts in the Master Trust II Portfolio if the principal receivables become uncollectible as determined under BANA's policies and procedures. Your notes will be allocated a portion of these defaulted principal receivables. In addition, Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee. You may not receive full repayment of your notes and full payment of interest due if (i) the nominal liquidation amount of your notes has been reduced by charge-offs resulting from uncovered Investor Default Amounts or as the result of reallocations of Available Principal Amounts to pay interest and a portion of the master trust II servicing fee, and (ii) those amounts have not been reimbursed from Available Funds. For a discussion of nominal liquidation amount, see "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.*"

Only some of the assets of the issuing entity are available for payments on any tranche of notes.

The sole sources of payment of principal of and interest on your tranche of notes are provided by:

- the portion of the Available Principal Amounts and Available Funds allocated to the BAseries and available to your tranche of notes after giving effect to any reallocations and payments and deposits for senior notes;

- funds in the applicable issuing entity accounts for your tranche of notes; and

- payments received under any applicable derivative agreement for your tranche of notes.

As a result, you must rely only on the particular allocated assets as security for your tranche of notes for repayment of the principal of and interest on your notes. You will not have recourse to any other assets of the issuing entity or any other person for payment of your notes. See "*Sources of Funds to Pay the Notes.*"

In addition, if there is a sale of credit card receivables due to the insolvency of Funding, due to an event of default and acceleration or on the applicable legal maturity date, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,*" your tranche of notes has recourse only to the proceeds of that sale, any amounts then on deposit in the issuing entity accounts allocated to and held for the benefit of your tranche of notes, and any amounts payable under any applicable derivative agreement.

Class B notes and Class C notes are subordinated and bear losses before Class A notes.

Class B notes of the BAseries are subordinated in right of payment of principal and interest to Class A notes, and Class C notes of the BAseries are subordinated in right of payment of principal and interest to Class A notes and Class B notes.

In the BAseries, Available Funds are first used to pay interest due to Class A noteholders, next to pay interest due to Class B noteholders, and then to pay interest due to Class C noteholders. If Available Funds are not sufficient to pay interest on all classes of notes, the notes may not receive full payment of interest if, in the case of Class A and Class B notes, reallocated Available Principal Amounts, and in the case of Class C notes, amounts on deposit in the applicable Class C reserve subaccount, are insufficient to cover the shortfall.

In the BAseries, Available Principal Amounts may be reallocated to pay interest on senior classes of notes of the BAseries and to pay a portion of the master trust II servicing fee allocable to the BAseries to the extent that Available Funds are insufficient to make such payments. In addition, charge-offs due to defaulted principal receivables in master trust II allocable to the BAseries generally are reallocated from the senior classes to the subordinated classes of the BAseries. If these reallocations of Available Principal Amounts and charge-offs are not reimbursed from Available Funds, the full stated principal amount of the subordinated classes of notes will not be repaid. See "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Application of BAseries Available Principal Amounts*."

In addition, after application to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee allocable to the BAseries, Available Principal Amounts are first used to pay principal due to Class A noteholders, next to pay principal due to Class B noteholders, and then to pay principal due to Class C noteholders.

If there is a sale of the credit card receivables owned by master trust II due to an insolvency of Funding or due to an event of default and acceleration relating to the BAseries, the net proceeds of the sale allocable to principal payments for the collateral certificate will generally be used first to pay amounts due to Class A noteholders, next to pay amounts due to Class B noteholders, and then, to pay amounts due to Class C noteholders. This could cause a loss to Class A, Class B or Class C noteholders if the amount available to them is not enough to pay the Class A, Class B or Class C notes in full.

Payment of Class B notes and Class C notes may be delayed or reduced due to the subordination provisions.

For the BAseries, subordinated notes, except as noted in the following paragraph, will be paid principal only to the extent that sufficient funds are available and such notes are not needed to provide the required subordination for senior classes of notes of the BAseries. In addition, Available Principal Amounts allocated to the BAseries will be applied first to pay shortfalls in interest on senior classes of notes, then to pay a portion of the shortfall in the master trust II servicing fee allocable to the BAseries, and then to make targeted deposits to the principal funding subaccounts of senior classes of notes before being applied to make required deposits to the principal funding subaccounts of the subordinated notes.

If subordinated notes reach their expected principal payment date, or an early redemption event, event of default and acceleration, or other optional or mandatory redemption occurs relating to those subordinated notes prior to the legal maturity date, and cannot be paid because of the subordination provisions of the BAseries indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the BAseries will begin, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*," and no Available Principal Amounts will be deposited into the principal funding subaccount of, or used to make principal payments on, the subordinated notes. After that time, the subordinated notes will be paid only if, and to the extent that:

- enough senior notes are repaid so that the subordinated notes are no longer necessary to provide the required subordination;

- new subordinated notes are issued so that the subordinated notes which are payable are no longer necessary to provide the required subordination;

- the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes are no longer necessary to provide the required subordination; or

- the subordinated notes reach their legal maturity date.

This may result in a delay to, or reduction to or loss of, principal payments to holders of subordinated notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.*"

Class A and Class B notes of the BAseries can lose their subordination under some circumstances resulting in delayed or reduced payments to you.

Subordinated notes of the BAseries may have expected principal payment dates and legal maturity dates earlier than some or all of the notes of the senior classes.

If notes of a subordinated class reach their expected principal payment date at a time when they are needed to provide the required subordination for the senior classes of the BAseries and the issuing entity is unable to issue additional notes of that subordinated class or obtain acceptable alternative forms of credit enhancement, prefunding of the senior classes will begin and such subordinated notes will not be paid on their expected principal payment date. The principal funding subaccounts for the senior classes will be prefunded with Available Principal Amounts allocable to the BAseries and available for that purpose in an amount necessary to permit the payment of those subordinated notes while maintaining the required subordination for the senior classes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account.*"

There will generally be a 29-month period between the expected principal payment date and the legal maturity date of the subordinated notes to prefund the principal funding subaccounts of the senior classes, if necessary. Notes of a subordinated class which have reached their expected principal payment date will not be paid until the remaining subordinated notes provide the required subordination for the senior notes, which payment may be delayed further as other subordinated notes reach their expected principal payment date. The subordinated notes will be paid on their legal maturity date, to the extent that any funds are available for that purpose from proceeds of the sale of receivables or otherwise, whether or not the senior classes of notes have been fully prefunded.

If the rate of repayment of principal receivables in master trust II were to decline during this prefunding period, then the principal funding subaccounts for the senior classes of notes may not be fully prefunded before the legal maturity date of the subordinated notes. In that event and only to the extent not fully prefunded, the senior classes would not have the required subordination beginning on the legal maturity date of those subordinated notes unless additional subordinated notes of that class were issued or enough senior notes have matured so that the remaining outstanding subordinated notes provide the necessary subordination.

The table under "*Annex I: The Master Trust II Portfolio—Principal Payment Rates*" in this prospectus sets forth the highest and lowest cardholder monthly principal payment rates for the

Master Trust II Portfolio during the periods shown in such table. Principal payment rates may change due to a variety of factors including economic, social and legal factors, changes in the terms of credit card accounts by BANA, or the addition of credit card accounts to the Master Trust II Portfolio with different characteristics. There can be no assurance that the rate of principal repayment will remain in this range in the future.

Yield and payments on the receivables could decrease, resulting in the receipt of principal payments earlier than the expected principal payment date.

There is no assurance that the stated principal amount of your notes will be paid on its expected principal payment date.

A significant decrease in the amount of credit card receivables in master trust II for any reason could result in an early redemption event and in early payment of your notes, as well as decreased protection to you against defaults on the credit card receivables. In addition, the effective yield on the credit card receivables in master trust II could decrease due to, among other things, a change in periodic finance charges on the credit card accounts, an increase in the level of delinquencies or increased convenience use of the card whereby cardholders pay their credit card balance in full each month and incur no finance charges. This could reduce the amount of Available Funds. If the amount of Excess Available Funds for any three consecutive calendar months is less than the Required Excess Available Funds for those three months, an early redemption event will occur and could result in an early payment of your notes. See "*The Notes—Early Redemption of Notes*."

See "—*Competition in the credit card and consumer lending industry may result in a decline in ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced amounts*" and "—*Class A and Class B notes of the BAseries can lose their subordination under some circumstances resulting in delayed or reduced payments to you*" above for a discussion of other circumstances under which you may receive principal payments earlier or later than the expected principal payment date.

The note interest rate and the receivables interest rate may reset at different times or fluctuate differently, resulting in a delay or reduction in payments on your notes.

Some credit card accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A series, class or tranche of notes may bear interest either at a fixed rate or at a floating rate based on a different index. If the rate charged on the credit card accounts declines, collections of finance charge receivables allocated to Series 2001-D may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from collections of finance charge receivables. This could result in delayed or reduced principal and interest payments to you.

Issuance of additional notes or master trust II investor certificates may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time, and master trust II may issue new investor certificates from time to time. The issuing entity may also "reopen" or later issue additional notes in your tranche of BAseries notes. New notes and master trust II investor certificates may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes and investor certificates. For a description of the conditions that must be met before master trust II can issue new investor

certificates or the issuing entity can issue new notes, see "*Master Trust II—New Issuances*" and "*The Notes—Issuances of New Series, Classes and Tranches of Notes.*"

The issuance of new notes or master trust II investor certificates could adversely affect the timing and amount of payments on outstanding notes. For example, if notes in your series issued after your notes have a higher interest rate than your notes, this could result in a reduction in the Available Funds used to pay interest on your notes. Also, when new notes or investor certificates are issued, the voting rights of your notes will be diluted. See "—*You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal*" below.

Addition of credit card accounts to master trust II and attrition of credit card accounts and receivables from master trust II may decrease the credit quality of the assets securing the repayment of your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The assets of master trust II, and therefore the assets allocable to Series 2001-D, change every day. These changes may be the result of cardholder actions and preferences, marketing initiatives by BANA and other card issuers or other factors, including but not limited to, reductions in card usage, changes in payment patterns for revolving balances, closing of accounts in the Master Trust II Portfolio, and transfers or conversions of accounts in the Master Trust II Portfolio to new card accounts and other products. Funding may choose, or may be required, to add credit card receivables to master trust II. The credit card accounts from which these receivables arise may have different terms and conditions from the credit card accounts already designated for master trust II. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, BANA may transfer the receivables in credit card accounts purchased by BANA to Funding for inclusion in master trust II if certain conditions are satisfied. Those accounts purchased by BANA will have been originated using the account originator's underwriting criteria, not those of BANA. That account originator's underwriting criteria may be different than those of BANA.

We cannot guarantee that new credit card accounts will be of the same credit quality as the credit card accounts currently or historically designated for master trust II. If the credit quality of the assets in master trust II were to deteriorate, the issuing entity's ability to make payments on the notes could be adversely affected and your receipt of payments of principal and interest may be reduced, delayed or accelerated. See "*Master Trust II—Addition of Master Trust II Assets*" in this prospectus.

You will not be notified of, nor will you have any right to consent to, the addition of any receivables in additional accounts to master trust II.

BANA may not be able to generate new receivables or designate new credit card accounts to master trust II when required by the master trust II agreement. This could result in an acceleration of or reduction in payments on your notes.

The issuing entity's ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by BANA. Due to regulatory restrictions or for other reasons, BANA may be prevented from generating sufficient new receivables or designating new

credit card accounts which are to be added to master trust II. We do not guarantee that new credit card accounts or receivables will be created, that any credit card account or receivable created will be eligible for inclusion in master trust II, that they will be added to master trust II, or that credit card receivables will be repaid at a particular time or with a particular pattern.

The master trust II agreement provides that Funding must transfer additional credit card receivables to master trust II if the total amount of principal receivables in master trust II falls below specified percentages of the total investor interests of investor certificates in master trust II. There is no guarantee that Funding will have enough receivables to add to master trust II. If Funding does not make an addition of receivables within five Business Days after the date it is required to do so, a Pay Out Event relating to Series 2001-D will occur. This would constitute an early redemption event and could result in an early payment of or reduction in payments on your notes. See "*Master Trust II—Addition of Master Trust II Assets*," "*—Pay Out Events*" and "*The Indenture—Early Redemption Events*."

BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.

The receivables are transferred to master trust II, but BANA continues to own the related credit card accounts. As owner of the credit card accounts, BANA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). An early redemption event could occur if BANA reduced the finance charges and other fees it charges and a corresponding decrease in the collection of finance charges and fees resulted. In addition, changes in the credit card account terms may alter payment patterns. If payment rates decrease significantly at a time when you are scheduled to receive principal, you might receive principal more slowly than planned.

BANA will not reduce the interest rate it charges on the receivables or other fees if that action would cause a Pay Out Event or cause an early redemption event relating to the notes unless BANA is required by law or determines it is necessary to make such change to maintain its credit card business, based on its good faith assessment of its business competition.

BANA will not change the terms of the credit card accounts or its servicing practices (including changes to the required minimum monthly payment and the calculation of the amount or the timing of finance charges, other fees and charge-offs) unless BANA reasonably believes a Pay Out Event would not occur for any master trust II series of investor certificates and an early redemption event would not occur for any tranche of notes and takes the same action on other substantially similar credit card accounts, to the extent permitted by those credit card accounts.

BANA has no restrictions on its ability to change the terms of the credit card accounts except as described above. Changes in relevant law, changes in the marketplace or prudent business practices could cause BANA to change credit card account terms. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" and "*BANA Credit Card Portfolio—Renegotiated Loans and Re-Aged Accounts*" for a description of how credit card account terms can be changed.

If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

Funding, as transferor of the receivables, makes representations and warranties relating to the validity and enforceability of the receivables arising under the credit card accounts in the Master Trust II Portfolio, and as to the perfection and priority of the master trust II trustee's interests in the receivables. Funding will make similar representations and warranties to the extent that receivables are included as assets of the issuing entity. Prior to the Substitution Date, FIA made similar representations and warranties regarding the receivables that were transferred by FIA to master trust II. However, the master trust II trustee will not make any examination of the receivables or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables in the Master Trust II Portfolio is violated, the related obligors may have defenses to payment or offset rights, or creditors of Funding or BANA may claim rights to the master trust II assets. If a representation or warranty is violated, Funding or, with respect to receivables transferred to master trust II prior to the Substitution Date, BANA (as successor by merger to FIA), may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under "*Master Trust II—Representations and Warranties*" in this prospectus, Funding or, with respect to receivables transferred to master trust II prior to the Substitution Date, BANA (as successor by merger to FIA), must accept reassignment of each receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment price. See "*Master Trust II—Representations and Warranties*" in this prospectus.

The objective of the asset representations review process is to independently identify non-compliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

[Name of Asset Representations Reviewer] will act as the asset representations reviewer under the asset representations review agreement. As more particularly described under "*New Requirements for SEC Shelf Registration—Asset Representations Review*," once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Master Trust II Portfolio that are 60 or more days delinquent, including the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement. The objective of the review process, including the final determination by the asset representations reviewer, is to independently identify non-compliance with a representation or warranty concerning the receivables. The transferor will investigate any findings of non-compliance contained in the asset representations reviewer's final report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of any transaction agreement. If the transferor determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee. See "*Master Trust II—Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of the transferor and BANA, and the rights of the master trust II trustee and certificateholders, if the transferor or BANA breaches certain representations and warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement.

None of the accounts or receivables comprising the Master Trust II Portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying non-compliance with representations and warranties concerning the receivables. A determination by the asset representations reviewer represents the analysis and the opinion of the reviewer based on the testing procedures described in Annex IV to this prospectus, and there can be no assurance that any asset representations review will identify all inaccurate representations and warranties concerning the subject receivables. As a result, there can be no assurance that the asset representations review will provide the transferor or the master trust II trustee with an effective tool to identify a breach of any contractual provision. Neither investors nor the master trust II trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to copies of documentation related to the performance of its review of the accounts and receivables. The asset representations reviewer will conduct its review based on the information in the review materials and other generally available information. Therefore, the asset representations reviewer's ability to determine if a receivable has failed to comply with a representation or warranty will depend on whether the review materials for that receivable provide a sufficient basis for that conclusion.

Finally, even if none of the representations and warranties concerning the receivables are untrue, the receivables may still suffer from delinquencies and charge-offs, and the notes may incur losses or have reduced market values.

There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell those notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, recent and continuing events in financial markets, including increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities, may reduce the market price or adversely affect the liquidity of your notes.

You should not purchase notes unless you understand and know you can bear these investment risks.

You may not be able to reinvest any early redemption proceeds in a comparable security.

If your notes are redeemed at a time when prevailing interest rates are relatively low, you may not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate equivalent to that of your notes.

If the ratings of the notes are lowered or withdrawn, their market value could decrease.

The initial rating of a note addresses the likelihood of the payment of interest on that note when due and the ultimate payment of principal of that note by its legal maturity date. The ratings do not address the likelihood of payment of principal of that note on its expected principal payment date. In addition, the ratings do not address the possibility of early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. See "*The Indenture—Early Redemption Events*" and "*—Events of Default.*"

The ratings of a series, class or tranche of notes are not a recommendation to buy, hold or sell that series, class or tranche of notes. The ratings of the notes may be lowered or withdrawn entirely at any time by the applicable rating agency without notice from BANA, Funding or the issuing entity to noteholders of the change in rating. In addition, a rating agency could choose to provide an unsolicited rating on a series, class or tranche of notes, without notice to or from BANA, Funding or the issuing entity and that unsolicited rating could be lower than the ratings provided by the other rating agencies. If a series, class or tranche of notes has had its ratings lowered or withdrawn, or if a series, class or tranche of notes has received an unsolicited rating that is lower than the other ratings of such series, class or tranche of notes, the market value of that series, class or tranche of notes could decrease.

You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal.

Under the indenture, some actions require the consent of noteholders holding all or a specified percentage of the aggregate outstanding dollar principal amount of notes of a series, class or tranche. These actions include consenting to amendments relating to Series 2001-D. In the case of votes by series or votes by holders of all of the notes, the outstanding dollar principal amount of the senior-most classes of notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated classes of notes. Consequently, the noteholders of the senior-most class of notes will generally have the ability to determine whether and what actions should be taken. The subordinated noteholders will generally need the concurrence of the senior-most noteholders to cause actions to be taken.

The collateral certificate is an investor certificate under the master trust II agreement, and noteholders have indirect consent rights under the master trust II agreement. See "*The Indenture—Voting.*" Under the master trust II agreement, some actions require the vote of a specified percentage of the aggregate principal amount of all of the investor certificates. These actions include consenting to amendments to the master trust II agreement. While the outstanding principal amount of the collateral certificate is currently larger than the outstanding principal amount of the other series of investor certificates issued by master trust II, noteholders may need the concurrence of the holders of the other investor certificates to cause actions to be taken. Additionally, other series of investor certificates may be issued by master trust II in the future without the consent of any noteholders. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Master Credit Card Trust II.*" If new series of investor certificates are issued, the holders of the new investor certificates may have the ability to determine generally whether and how actions are taken regarding master trust II. As a result, the noteholders, in exercising their voting powers under the collateral certificate, may need the concurrence of the holders of the other investor certificates to cause actions to be taken. In

addition, for the purposes of any vote to liquidate the assets in master trust II, the noteholders will be deemed to have voted against any such liquidation.

If an event of default occurs, your remedy options may be limited and you may not receive full payment of principal and accrued interest.

Your remedies may be limited if an event of default affecting your series, class or tranche of notes occurs. After the occurrence of an event of default affecting your series, class or tranche of notes and an acceleration of your notes, any funds in an issuing entity account for that series, class or tranche of notes will be applied to pay principal of and interest on that series, class or tranche of notes. Then, in each following month, Available Principal Amounts and Available Funds will be deposited into the applicable issuing entity account, and applied to make monthly principal and interest payments on that series, class or tranche of notes until the legal maturity date of that series, class or tranche of notes.

However, if your notes are subordinated notes of a multiple tranche series, you generally will receive payment of principal of those notes only if and to the extent that, after giving effect to that payment, the required subordination will be maintained for the senior classes of notes in that series.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of credit card receivables held by master trust II only under the limited circumstances as described in "*The Indenture—Events of Default*," "*—Events of Default Remedies*" and "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

However, following an event of default and acceleration relating to subordinated notes of a multiple tranche series, if the indenture trustee or a majority of the noteholders of the affected class or tranche directs master trust II to sell credit card receivables, the sale will occur only if, after giving effect to that payment, the required subordination will be maintained for the senior notes in that series by the remaining notes or if such sale occurs on the legal maturity date. However, if principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes.

Even if a sale of receivables is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

[The derivative agreement can affect the amount of credit enhancement available to the Class [•](201[•]-[•]) notes.

Since the derivative counterparty makes payments under the derivative agreement based on a [•] rate for the related Transfer Date and the issuing entity makes payments under the derivative agreement based on a [•] rate for the related Transfer Date, it is possible that the amount owing to the derivative counterparty for any Transfer Date could exceed the amount owing to the issuing entity for the related Transfer Date and that a net derivative payment will be owing by the issuing entity to the derivative counterparty. If a net derivative payment is owing by the issuing entity to the derivative counterparty for any Transfer Date, the derivative counterparty will be entitled to that payment from Available Funds and certain other available amounts otherwise allocated to the Class [•](201[•]-[•]) notes and deposited into the interest funding subaccount for the Class [•](201[•]-[•]) notes. If deposits to the interest funding subaccount for net derivative

payments are made out of reallocated Available Principal Amounts, the amount of credit enhancement supporting the Class [•](201[•]-[•]) notes may be reduced.]

[A payment default under the derivative agreement or a termination of the derivative agreement may result in early or reduced payment on the Class [•](201[•]-[•]) notes.

If the long-term, senior unsecured debt rating of the derivative counterparty is reduced below "[•]" by Standard & Poor's or below "[•]" by Moody's, or if either rating is withdrawn by Standard & Poor's or Moody's, the derivative counterparty will be directed to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. You should be aware that there may not be a suitable replacement derivative counterparty. In addition, we cannot assure you that any assignment of the derivative counterparty's rights and obligations will occur. A payment default by the derivative counterparty or the issuing entity may result in the termination of the derivative agreement. The derivative agreement may also be terminated upon the occurrence of certain other events described under "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*." [Although the rating agencies have not relied on the ratings of the derivative counterparty in rating any notes, but rather have relied on the value of the receivables and the benefits of the applicable credit enhancement, we cannot assure you that interest on the Class [•](201[•]-[•]) notes can be paid if a payment default by the derivative counterparty occurs.]]

[Notwithstanding the existence of the derivative agreement, the occurrence of certain events may result in early payment on the Class [•](201[•]-[•]) notes.

If the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended, an "investment company early redemption event" will have occurred, which will cause Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, including amounts on deposit in the related principal funding subaccount, if any, to be paid to the Class [•](201[•]-[•]) noteholders as described under "*The Indenture—Early Redemption Events*" in this prospectus. The occurrence of an early redemption event other than an investment company early redemption event will cause Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes to be accumulated in the related principal funding subaccount and not paid to the Class [•](201[•]-[•]) noteholders until the expected principal payment date for the Class [•](201[•]-[•]) notes, unless any of the following events occurs: the derivative agreement is terminated, an interest reserve account event occurs (as described under "*The Class [•](201[•]-[•]) Notes—Derivative Agreement*"), an investment company early redemption event occurs or an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs. Upon the occurrence of any such event, such amounts will not be accumulated, but instead will be paid to the Class [•](201[•]-[•]) noteholders. We cannot assure you that any of these events will not occur prior to the expected principal payment date for the Class [•](201[•]-[•]) notes. See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" and "*The Indenture—Events of Default*" and "*Master Trust II— Pay Out Events*".]

Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions

BA Credit Card Trust

The notes will be issued by BA Credit Card Trust (referred to as the issuing entity). The issuing entity's principal offices are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, in care of Wilmington Trust Company, as owner trustee. Its telephone number is (302) 651-1000.

The issuing entity's activities will be limited to:

- acquiring and holding the collateral certificate, other certificates of beneficial interest in master trust II, and the other assets of the issuing entity and the proceeds from these assets, and granting a security interest in these assets;

- issuing notes, including the Class [•](201[•]-[•]) notes;

- making payments on the notes; and

- engaging in other activities that are necessary or incidental to accomplish these limited purposes, and which are not contrary to maintaining the status of the issuing entity as a "qualifying special purpose entity" under applicable accounting literature.

The assets of the issuing entity will consist primarily of:

- the collateral certificate;

- derivative agreements that the issuing entity will enter into from time to time to manage interest rate or currency risk relating to certain series, classes or tranches of notes; and

- funds on deposit in the issuing entity accounts.

See "*Sources of Funds to Pay the Notes*" in this prospectus for greater detail regarding the assets of the issuing entity.

The issuing entity was initially capitalized by a $1 contribution from the beneficiary. It is not expected that the issuing entity will have any other significant assets or means of capitalization. The fiscal year for the issuing entity will end on June 30 of each year.

The issuing entity is not registered or required to be registered as an "investment company" under the Investment Company Act of 1940, as amended, without reliance on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended.

UCC financing statements have been filed to perfect the ownership or security interests of the issuing entity and the indenture trustee described in this prospectus. See "*Risk Factors*" for a discussion of risks associated with the issuing entity and the assets of the issuing entity, and see "*The Indenture—Issuing Entity Covenants*" and "*Master Trust II—Representations and Warranties*" for a discussion of covenants regarding the perfection of security interests.

The issuing entity will operate pursuant to a trust agreement between Funding and Wilmington Trust Company, a Delaware corporation with trust powers, which is the owner trustee. The issuing entity

does not have any officers or directors. Currently, its sole beneficiary is Funding. The powers and duties of the owner trustee are ministerial only. The beneficiary is authorized to take action, on behalf of the issuing entity, and to direct the owner trustee to take action, on behalf of the issuing entity, with respect to the management of the issuing entity and its assets. Accordingly, all determinations of and actions taken by the issuing entity will be made or taken by either the beneficiary, on behalf of the issuing entity, or by the owner trustee at the direction of the beneficiary, on behalf of the issuing entity.

Funding and the owner trustee may amend the trust agreement without the consent of the noteholders or the indenture trustee so long as the amendment is not reasonably expected to (i) adversely affect in any material respect the interests of the noteholders, or (ii) significantly change the purpose and powers of the issuing entity, as set forth in the trust agreement. Accordingly, neither the indenture trustee nor any holder of any note will be entitled to vote on any such amendment.

In addition, if holders of not less than (a) in the case of a significant change in the purpose and powers of the issuing entity which is not reasonably expected to have a material adverse effect on the noteholders, a majority of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, and (b) in all other cases, 66⅔% of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, the trust agreement may be amended for the purpose of (i) adding, changing or eliminating any provisions of the trust agreement or of modifying the rights of those noteholders or (ii) significantly changing the purposes and powers of the issuing entity. However, the trust agreement may not be amended without the consent of the holders of all of the notes then outstanding if the proposed amendment would (i) increase or reduce in any manner the amount of, or accelerating or delaying the timing of, collections of payments in respect of the collateral certificate or distributions that are required to be made for the benefit of the noteholders, or (ii) reduce the aforesaid percentage of the outstanding dollar principal amount of the notes, the holders of which are required to consent to any such amendment.

See "*The Indenture—Tax Opinions for Amendments*" for additional conditions to amending the trust agreement.

BA Master Credit Card Trust II

The activities of BA Master Credit Card Trust II (referred to as master trust II) will be limited to:

- acquiring and holding the receivables in revolving credit card accounts designated to master trust II and participations representing interests in a pool of assets primarily consisting of receivables arising under credit card accounts owned by BANA or an affiliate of BANA, and granting a security interest in these assets;

- issuing investor certificates;

- making payments on the investor certificates and transferor certificate; and

- engaging in other activities that are necessary or incidental to accomplish these limited purposes, and which are not contrary to maintaining the status of master trust II as a "qualifying special purpose entity" under applicable accounting literature.

Master trust II issued the collateral certificate and the Class D certificate, each as a part of Series 2001-D. The collateral certificate is the issuing entity's primary source of funds for the payment of

principal of and interest on the notes. The collateral certificate and the Class D certificate are investor certificates that represent an undivided interest in master trust II. Master trust II's assets primarily include receivables from selected MasterCard, Visa and American Express unsecured revolving credit card accounts that meet the eligibility criteria for inclusion in master trust II. These eligibility criteria are discussed in this prospectus under "*Master Trust II—Addition of Master Trust II Assets*."

The credit card receivables in master trust II consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services and amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables.

The percentage of the interchange attributed to cardholder charges for goods and services in the accounts designated to master trust II will be transferred to master trust II. Interchange arising under the related accounts will be treated as collections of finance charge receivables and used to pay a portion of the servicing fee paid to the servicer. See "*BANA's Credit Card Activities—Interchange*" for a discussion of interchange.

Member banks participating in the Visa, MasterCard and American Express associations receive certain fees called interchange from Visa, MasterCard and American Express as partial compensation for taking credit risk, absorbing fraud losses and funding receivables for a limited period prior to initial billing. Under the Visa, MasterCard and American Express systems, a portion of this interchange in connection with cardholder charges for goods and services is passed from banks which clear the transactions for merchants to credit card issuing banks. Interchange fees are set annually by Visa, MasterCard and American Express and are based on the number of credit card transactions and the amount charged per transaction.

In addition, Funding is permitted to add to master trust II participations representing interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by BANA.

For detailed financial information on the receivables and the accounts, see Annex I accompanying this prospectus.

Although static pool information (delinquency percentage, gross charge-off percentage, billed finance charge and fee yield percentage, and payment rate percentage) regarding the performance of the receivables in master trust II has been included in past prospectuses, such information is not being included in this or other prospectuses relating to the notes at this time because all of the accounts relating to such receivables are 60 or more months past the date on which they were originated. The origination date for each such account is the date on which the account was opened. Additional accounts were last added to master trust II on January 7, 2010. No accounts originated after December 31, 2009 are currently included in master trust II. As a result, the Master Trust II Portfolio is currently a pool comprised entirely of seasoned accounts whose long-term performance attributes have stabilized and, consequently, the segmentation of the portfolio by vintage origination year would no longer provide insights into the portfolio's performance and risk that are material and that are not otherwise evident from information relating to the pool's performance that is presented elsewhere in this prospectus, including in Annex I.

The collateral certificate and the Class D certificate comprise the Series 2001-D certificates issued by master trust II. Other series of certificates may be issued by master trust II in the future without prior notice to or the consent of any noteholders or certificateholders.

BA Credit Card Funding, LLC

BA Credit Card Funding, LLC (referred to as Funding) is a limited liability company formed under the laws of Delaware and a direct subsidiary of BANA. Funding is the transferor and depositor to master trust II. Funding is also the holder of the Transferor Interest in master trust II and the beneficiary of the issuing entity. On the Substitution Date, Funding was substituted for FIA as the transferor of receivables to master trust II, as holder of the Transferor Interest in master trust II, and as beneficiary of the issuing entity pursuant to the trust agreement. As the transferor under master trust II, Funding purchases receivables arising in certain credit card accounts owned by BANA. Funding may then, subject to certain conditions, add those receivables to master trust II.

Funding was created for the limited purpose of (i) purchasing from BACCS, BANA, and any applicable successor, receivables arising in certain credit card accounts originated or acquired by BANA, and (ii) transferring those receivables to master trust II. Funding has and will continue to purchase and transfer receivables for addition to master trust II. Since its formation, Funding has been engaged in these activities as (i) the purchaser of receivables from BACCS (prior to the BACCS Removal Date) and BANA (from and after the BACCS Removal Date), (ii) the transferor of receivables to master trust II pursuant to the master trust II agreement, (iii) the beneficiary of the issuing entity pursuant to the trust agreement, and (iv) the beneficiary and transferor that executes underwriting, subscription and purchase agreements in connection with each issuance of notes.

A description of Funding's obligations as transferor of the receivables to master trust II can be found in "*Master Trust II—Conveyance of Receivables*," "*—Addition of Master Trust II Assets*," "*—Removal of Accounts*" and "*—Representations and Warranties*." Funding's obligations under the trust agreement are to record the transfer of the collateral certificate to the issuing entity and to take all actions necessary to perfect and maintain the perfection of the issuing entity's interest in the collateral certificate, including the filing of UCC financing statements for that transfer.

BANA and Affiliates

Bank of America, National Association (referred to as BANA) is a national banking association. BANA is an indirect wholly-owned subsidiary of Bank of America Corporation (BAC) and is engaged in a general consumer banking, commercial banking, and trust business, offering a wide range of commercial, corporate, international, financial market, retail and fiduciary banking services. As of [•] [•], 20[•], BANA had consolidated assets of $[•], consolidated deposits of $[•] and stockholder's equity of $[•] based on regulatory accounting principles. No securitizations secured by credit card receivables sponsored by BANA have experienced an event of default or an event triggering early amortization. BANA is a national banking association chartered by the OCC and is subject to the regulation, supervision and examination of the OCC.

BAC is a bank holding company and a financial holding company, with its principal executive offices located in Charlotte, North Carolina. Additional information regarding BAC is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, together with any subsequent periodic and current reports it filed with the SEC pursuant to the Securities Exchange Act of 1934.

BANA and its affiliates have been active in the securitization market since its inception. BANA has sponsored securitization transactions since 1977, and, together with its predecessors, has sponsored

credit card securitizations since 1986. BANA and its affiliates have been involved with the origination and securitization of credit card receivables, auto loans, home equity loans, manufactured housing contracts, residential mortgage loans, and commercial mortgage loans, as well as other asset classes. BANA and its affiliates have also acquired these assets from time to time from third parties and have sold in the past, and may sell in the future, portfolios of these assets to third parties. BANA and its affiliates have also participated in a variety of asset-backed commercial paper programs and other structured finance transactions. BANA and its affiliates have served as sponsors, issuers, dealers, trustees, servicers and other roles in a wide array of securitization transactions.

BANA and its predecessors have been servicing credit card receivables in connection with securitizations since 1986. Servicing activities performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, evaluating the increase of credit limits and the issuance of credit cards, providing billing and tax records to accountholders and maintaining internal records for each account. Managerial and custodial services performed by the servicer on behalf of master trust II include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the master trust II trustee pursuant to the pooling and servicing agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for master trust II and providing related data processing and reporting services for investor certificateholders of any series and on behalf of the master trust II trustee.

FIA, BANA's predecessor, formed master trust II on August 4, 1994. Prior to the substitution of Funding as transferor of receivables to master trust II on the Substitution Date, which coincided with the merger of Bank of America, National Association (USA) with and into FIA, FIA transferred receivables to master trust II. In addition, prior to this substitution and merger, FIA was the holder of the Transferor Interest in master trust II, the transferor of the collateral certificate to the issuing entity pursuant to the trust agreement, and the sole beneficiary of the issuing entity. At the time of this substitution and merger, FIA's economic interest in the Transferor Interest in master trust II was initially transferred to Funding through Banc of America Consumer Card Services, LLC (referred to as BACCS). In addition, from and after this substitution and merger but prior to the BACCS Removal Date, with certain limited exceptions, FIA (and, since the Merger Date, BANA) transferred to BACCS the receivables arising in certain of the U.S. consumer credit card accounts. Prior to the BACCS Removal Date, BACCS sold receivables arising in accounts designated for inclusion in master trust II to Funding for inclusion in master trust II. From and after the BACCS Removal Date, BANA has transferred, and will continue to transfer, the receivables arising in accounts designated for inclusion in master trust II to Funding for inclusion in master trust II. The receivables transferred to master trust II have been and will continue to be generated from transactions made by cardholders of selected MasterCard, Visa and American Express credit card accounts from the portfolio of MasterCard, Visa and American Express accounts originated or acquired by BANA (such portfolio of accounts is referred to as the Bank Portfolio).

The removal of BACCS as seller of receivables to Funding and the subsequent dissolution of BACCS were the result of an internal corporate restructuring and Bank of America does not anticipate that either the removal or the dissolution will have a material adverse effect on the master trust II portfolio or the note holders.

Funding is a limited liability company formed under the laws of Delaware. Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and Funding became a direct subsidiary of BANA.

BANA is responsible for servicing the credit card receivables in master trust II. See "*Master Trust II—Collection and Other Servicing Procedures*." BANA currently services the Bank Portfolio in

the manner described in "*BANA's Credit Card Activities*." BANA has the ability under the master trust II agreement to delegate certain of its servicing functions to one or more affiliates or third parties. However, despite any such delegation, BANA would remain the servicer of master trust II and would remain obligated to service the receivables in master trust II. See "*BANA's Credit Card Portfolio*" for a description of BANA's general policies and procedures for its credit card portfolio.

Card Processing Reseller, Inc. (formerly known as MBNA Technology, Inc. and referred to as Card Processing Reseller) is a corporation formed under the laws of Delaware and is a direct, wholly-owned subsidiary of BANA. Consistent with the ability to delegate certain of its servicing functions to one or more affiliates or third parties described above, BANA has delegated certain of its servicing functions to Card Processing Reseller. See "*BANA's Credit Card Activities—General*" and "*—Card Processing Reseller and Total System Services, Inc.*" for a description of this delegation.

One or more other affiliates of BANA may provide complementary technology, network and operational support to BANA.

Merger of FIA into BANA

On the Merger Date, FIA and BANA consummated the merger of FIA with and into BANA, with BANA as the surviving entity. References to "BANA" in this prospectus include BANA's predecessors, including FIA, unless the context requires otherwise.

In connection with the merger, BANA assumed FIA's rights and obligations with respect to its credit card business, including responsibility for originating the accounts in the Bank Portfolio and servicing the credit card receivables in the Master Trust II Portfolio. The merger was an internal corporate reorganization, and BANA does not anticipate that the merger will result in material changes to the personnel or systems for origination of accounts in the Bank Portfolio or to the servicing of the credit card receivables in the Master Trust II Portfolio securitized by BANA and its predecessors. The law governing the accounts has changed from Delaware to North Carolina in connection with the merger, and while this change may have some impact on the policies and procedures for origination and servicing of the accounts, BANA does not anticipate that any resulting changes in policies and procedures will have a material adverse effect on the Master Trust II Portfolio or the noteholders.

Following the merger, the Bank Portfolio has been and will continue to be the source for accounts designated, and receivables transferred, to master trust II.

Removal and Dissolution of BACCS

On the BACCS Removal Date, BACCS was removed as purchaser of receivables from BANA and seller of receivables to Funding. BANA assumed all of BACCS's rights and obligations under the receivables purchase agreement between BACCS and Funding, and Funding assumed all of the rights of BACCS under the agreement between BANA and BACCS. Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and now Funding is a direct subsidiary of BANA. BACCS was dissolved through a liquidating distribution of its assets to its parent, BANA, on July 17, 2015.

[Credit Risk Retention]<u>[1]</u>

[Funding, an indirect wholly-owned subsidiary of BANA, owns the Transferor Interest, which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. All amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts will be allocated between the Investor Interest of each series of investor certificates issued and outstanding and the Transferor Interest, based on a varying percentage called the investor percentage. Each allocation will be made by reference to the applicable investor percentage of each series and the Transferor Percentage, and, in certain circumstances, the percentage interest of certain credit enhancement providers for such series. Until principal amounts are needed to be accumulated to pay any tranche of BAseries notes (including the Class [•](201[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other BAseries notes which are accumulating principal or paid to Funding as holder of the Transferor Interest. Amounts payable to the holder of the Transferor Interest with respect to amounts collected on principal receivables will be paid to that holder if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest and otherwise will be deposited in the principal account and treated as Unallocated Principal Collections.

BANA will initially comply with U.S. risk retention requirements through retention by Funding of an interest in the Transferor Interest in an amount equal to not less than five percent of the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes issued by the issuing entity, measured in accordance with the requirements of the U.S. risk retention rule and determined at the closing of each issuance of notes and monthly thereafter, as provided in the U.S. risk retention rule. In determining the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes, any notes held for the life of such notes by BANA or its wholly owned affiliates may be disregarded and deemed not to be outstanding. A "wholly-owned affiliate" refers to a person (other than the issuing entity) that, directly or indirectly, wholly controls, is wholly controlled by, or is wholly under common control with, another person. For purposes of this definition, "wholly controls" means ownership of 100 percent of the equity of any entity.

The amount of the Transferor Interest fluctuates each day based on variations in the amount of the Investor Interest for each outstanding series of investor certificates and variations in the amount of principal receivables in master trust II. The Transferor Interest will generally increase as a result of reductions in the Investor Interest for a series of investor certificates and will generally decrease as a result of increases in the Investor Interest for a series of investor certificates (including an increase in the Investor Interest for Series 2001-D in connection with the issuance of a new class or tranche of BAseries notes) or the issuance of a new series of investor certificates by master trust II. The Transferor Interest was approximately $[•] as of [•] [•], 201[•], representing approximately [•] percent of the aggregate unpaid principal balance of all outstanding investor certificates at such date, measured in accordance with the requirements of the U.S. risk retention rule.<u>[2]</u>

Funding expects its interest in the Transferor Interest to be equal to $[•], representing approximately [•]% of the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes issued by the issuing entity as of the closing date for the Class [•](201[•]-[•]) notes, measured in

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[1] *To be included in prospectuses in connection with issuances of notes after the compliance date for the U.S. risk retention rule.*

[2] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

accordance with the provisions of the U.S. risk retention rule. As permitted under the U.S. risk retention rule, for purposes of determining the size of Funding's interest in the Transferor Interest on that closing date, we have used the aggregate principal balance of the receivables in the Master Trust II Portfolio as of [insert date not more than 60 days prior to the date of first use of this disclosure with investors] and the aggregate Adjusted Outstanding Dollar Principal Amount of the notes issued by the issuing entity that are expected to be outstanding as of that closing date, including $[•] of Class [•](201[•]-[•]) notes. The amount of Funding's interest in the Transferor Interest retained on the closing date for the Class [•](201[•]-[•]) notes will be disclosed by the issuing entity in a current report on Form 8-K within a reasonable time after closing if that amount is materially different from the amount disclosed in this prospectus.

In the future, BANA may elect to comply with U.S. risk retention requirements through any other means permitted under the U.S. risk retention rule, including retention by Funding of an interest in the Transferor Interest and one or more offsetting horizontal retention interests. In making any such election, BANA will comply with the provisions of the U.S. risk retention rule, including applicable disclosure requirements.

BANA's obligation to comply with U.S. risk retention requirements and Funding's obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest are independent obligations and are determined differently. See "*Master Trust II—The Receivables*" and the definition of "Minimum Transferor Interest" in the glossary for a description of Funding's obligation to maintain the Transferor Interest and how the Minimum Transferor Interest is determined.]

Certain Interests in Master Trust II and the Issuing Entity

Funding, a direct wholly-owned subsidiary of BANA, owns the Transferor Interest, which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. The amount of the Transferor Interest fluctuates each day based on variations in the amount of the Investor Interest for each outstanding series and variations in the amount of principal receivables in master trust II. The Transferor Interest will generally increase as a result of reductions in the Investor Interest for a series of investor certificates and will generally decrease as a result of increases in the Investor Interest for a series of investor certificates (including an increase in the Investor Interest for Series 2001-D in connection with the issuance of a new class or tranche of BAseries notes) or the issuance of a new series of investor certificates by master trust II. The Transferor Interest was approximately $[•] as of [•] [•], 201[•].[3]

Funding also owns the Class D Certificate, which is a part of Series 2001-D and represents an undivided interest in master trust II. The Class D certificate provides credit enhancement to the collateral certificate, and therefore provides credit enhancement to the notes as well. For a description of the Class D certificate, see "*Master Trust II—The Class D Certificate*." The Class D Investor Interest, which represents the size of the Class D certificate's undivided interest in master trust II, is determined primarily by the aggregate Adjusted Outstanding Dollar Principal Amount of the issuing entity's notes. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*," "*The Notes—Required Subordinated Amount—The Class D Certificate*," and the definition of

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[3] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

"Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined. The Class D Investor Interest was approximately $[_____] as of [•] [•], 201[•].[4]

As of the date of this prospectus, Funding also owns the Class B(2010-1) note and the Class C(2010-1) note, each of which is a variable funding note. The current nominal liquidation amount of each of those notes is disclosed in Annex II to this prospectus.

Subject to certain restrictions on transfer, Funding may, at any time and from time to time, sell or otherwise transfer all or any portion of its interest in the Class D certificates and the notes that it has retained, and may sell or otherwise transfer any portion of its interest in the Transferor Interest in excess of the portion it retains to comply with the final U.S. risk retention rule.

Industry Developments

BANA issues credit cards on MasterCard's and Visa's networks. MasterCard and Visa are subject to settlement obligations relating to certain litigations and continue to be subject to significant ongoing litigations, including class actions, and increased competition. These settlements and litigations are based on, among other things, claimed violations of United States federal antitrust laws, claims that currency conversion fees were wrongly applied on purchases of goods and services in foreign countries, and claims alleging that the interchange charged by MasterCard and Visa is impermissible. The costs associated with these settlements, litigations and other matters could cause MasterCard and Visa to invest less in their networks and marketing efforts and could adversely affect the interchange paid to their member banks, including BANA.

Litigation

In 2005, a group of merchants filed a series of putative class actions and individual actions directed at interchange fees associated with Visa and MasterCard payment card transactions. These actions, which were consolidated in the U.S. District Court for the Eastern District of New York under the caption In Re Payment Card Interchange Fee and Merchant Discount Anti-Trust Litigation (Interchange), named Visa, MasterCard and several banks and bank holding companies, including BAC, as defendants. Plaintiffs alleged that defendants conspired to fix the level of default interchange rates and that certain rules of Visa and MasterCard related to merchant acceptance of payment cards at the point of sale were unreasonable restraints of trade under the Sherman Act. Plaintiffs sought unspecified damages and injunctive relief.

On October 19, 2012, defendants, including BAC, settled the matter. The settlement provides for, among other things, (i) payments by defendants to the class and individual plaintiffs totaling approximately $6.6 billion, allocated proportionately to each defendant based upon loss-sharing agreements; (ii) distribution to class merchants of an amount equal to 10 basis points of default interchange across all Visa and MasterCard credit card transactions for a period of eight consecutive months, which period began on July 29, 2013, which otherwise would have been paid to Visa and MasterCard issuers, including BAC, and which effectively reduces credit interchange for that period of time; and (iii) modifications to certain Visa and MasterCard rules regarding merchant point of sale practices.

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[4] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

The court granted final approval of the class settlement agreement on December 13, 2013. Several class members have appealed to the U.S. Court of Appeals for the Second Circuit. In addition, a number of the class members opted out of the settlement of their past damages claims. The cash portion of the settlement was adjusted downward as a result of these opt-outs.

BAC was named as a defendant in two of the opt-out suits brought by merchant class members. As a result of various sharing agreements from the main Interchange litigation, BAC remains liable for any settlement or judgment in opt-out suits where it is not named as a defendant. All but one of the opt-out suits filed to date have been consolidated in the U.S. District Court for the Eastern District of New York. In addition, in December 2013, a putative class action was filed by cardholders in the U.S. District Court for the Northern District of California, alleging claims under the Sherman Act and under California state law. In June 2014, the cardholder action was transferred to the Eastern District of New York and consolidated with the opt-out suits. On July 18, 2014, the court denied defendants' motion to dismiss the complaints filed by the merchant class members who opted out of the settlement, and one of the two suits brought by the merchant class members has since been settled. On November 26, 2014, the court granted defendants' motion to dismiss the Sherman Act claim brought by the cardholder plaintiffs, but denied the motion as to the state law claims; the parties have moved for reconsideration of this decision, and have also appealed to the U.S. Court of Appeals for the Second Circuit.

Regulatory Developments

On April 7, 2014, FIA and BANA entered into separate Consent Orders with the OCC and the CFPB. The Consent Order with the OCC resolves its investigation into billing and fulfillment practices concerning identity theft protection products, including those marketed and billed by vendors. The Consent Order with the CFPB resolves its investigation into billing and fulfillment practices concerning identity theft protection products, including those marketed and billed by vendors, and also resolves its investigation into marketing, sales and fulfillment practices concerning certain credit card debt cancellation products. Pursuant to the Consent Orders, FIA and BANA paid, in April 2014, $45 million in civil monetary penalties and will provide approximately $738 million in refunds to affected consumers, a substantial amount of which has previously been refunded to consumers. The penalties and customer refund payments are covered by previously established reserves. In addition, BANA has agreed to certain enhancements in its vendor, third-party provider and risk management programs for certain products.

The Bank of New York Mellon

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes and the trustee under the master trust II agreement for the master trust II investor certificates. Its principal corporate trust office is located at 101 Barclay Street, Floor 7 West, Attention: Corporate Trust Administration—Asset Backed Securities, New York, New York 10286, United States of America. See "*The Indenture—Indenture Trustee*" for a description of the limited powers and duties of the indenture trustee and "*Master Trust II—Master Trust II Trustee*" for a description of the limited powers and duties of the master trust II trustee.

The Bank of New York Mellon has and currently is serving as indenture trustee and trustee for numerous securitization transactions and programs involving pools of credit card receivables.

In the ordinary course of business, The Bank of New York Mellon is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization (RMBS) transactions, The Bank of New York Mellon was named as a defendant in a lawsuit brought in New York State court on June 18, 2014 by a group of

institutional investors. This lawsuit alleges that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigation vigorously.

The Bank of New York Mellon has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, The Bank of New York Mellon has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

BANA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with The Bank of New York Mellon and its affiliates.

Wilmington Trust Company

Wilmington Trust Company is the owner trustee of the issuing entity. Under the terms of the trust agreement, the powers and duties of the owner trustee are ministerial only. See "—*BA Credit Card Trust*" above.

Wilmington Trust Company is a Delaware corporation with trust powers incorporated in 1903. Wilmington Trust Company's principal place of business is located at 1100 North Market Street, Wilmington, Delaware 19890. Since 1998, Wilmington Trust Company has served as owner trustee in numerous asset-backed securities transactions involving credit card receivables.

Wilmington Trust Corporation, the parent of Wilmington Trust Company, announced on November 1, 2010 that it entered into a merger agreement with M&T Bank Corporation (M&T), a New York corporation, and MTB One, Inc., a Delaware corporation and wholly-owned subsidiary of M&T, pursuant to which MTB One, Inc. was merged with and into Wilmington Trust Corporation, with Wilmington Trust Corporation surviving the merger as a wholly-owned subsidiary of M&T. On March 22, 2011, the shareholders of Wilmington Trust Corporation approved the merger. On April 26, 2011, the Board of Governors of the Federal Reserve System announced its approval of the merger. M&T received approval from the New York State Banking Department, the Delaware Banking Commissioner and the Office of Thrift Supervision. The transaction closed at 12:01 a.m. on May 16, 2011.

Wilmington Trust Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as owner trustee.

Wilmington Trust Company has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, Wilmington Trust Company has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

BANA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with Wilmington Trust Company and its affiliates.

[Providers of Derivatives]

[Name of any provider of derivatives, together with information regarding such provider pursuant to Items 1115 and 1119(a)(5) of Regulation AB.]

[NAME OF ASSET REPRESENTATIONS REVIEWER]

[Name of Asset Representations Reviewer], a [Form/Jurisdiction of Organization] is the asset representations reviewer. [Information regarding asset representations reviewer to be provided here pursuant to Items 1109(b)(1), 1109(b)(2), and 1119(a)(7) of Regulation AB.]


Use of Proceeds


The net proceeds from the sale of each series, class and tranche of notes offered hereby will be paid to Funding. Funding will use such proceeds to increase the investor interest of the collateral certificate, purchase additional receivables from BANA, and for its general corporate purposes.


The Notes


The notes will be issued pursuant to the indenture and a related indenture supplement. The following discussion and the discussions under "*The Indenture*" in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements. The indenture does not limit the aggregate stated principal amount of notes that may be issued.

The notes will be issued in series. Each series of notes will represent a contractual debt obligation of the issuing entity which shall be in addition to the debt obligations of the issuing entity represented by any other series of notes. Each series will be issued pursuant to the indenture and an indenture supplement, copies of the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

The following summaries describe certain provisions common to each series of notes, including the BAseries, of which the Class [•](201[•]-[•]) notes are a tranche.

General

Each series of notes is expected to consist of multiple classes of notes. Some series may be multiple tranche series, meaning they have classes consisting of multiple tranches. Whenever a "class" of notes is referred to in this prospectus, it also includes all tranches of that class, unless the context otherwise requires.

The issuing entity may issue different tranches of notes of a multiple tranche series at the same time or at different times, but no senior tranche of notes of a series may be issued unless a sufficient amount of subordinated notes (or other form of credit enhancement) of that series will be issued on that date or has previously been issued and is outstanding and available as subordination (or other credit enhancement) for such senior tranche of notes. See "*—Required Subordinated Amount*."

The notes of a series may be included in a group of series for purposes of sharing Available Principal Amounts and Available Funds.

The issuing entity may offer notes denominated in U.S. dollars or any foreign currency.

The noteholders of a particular series, class or tranche may have a derivative agreement associated with their series, class or tranche, as described in this prospectus under "*Sources of Funds to Pay the Notes—Derivative Agreements.*" The noteholders of the Class [•](201[•]-[•]) notes do [not] have a derivative agreement associated with their notes. [See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for more information on the derivative agreement for the Class [•](201[•]-[•]) notes.]

The issuing entity will pay principal of and interest on a series, class or tranche of notes solely from the portion of Available Funds and Available Principal Amounts which are allocable to that series, class or tranche of notes after giving effect to all allocations and reallocations, amounts in any issuing entity accounts relating to that series, class or tranche of notes, and amounts received under any derivative agreement relating to that series, class or tranche of notes. If those sources are not sufficient to pay the notes, those noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Holders of notes of any outstanding series, class or tranche will not have the right to prior review of, or consent to, any subsequent issuance of notes.

The BAseries

The BAseries notes will be issued pursuant to the indenture and an indenture supplement. The BAseries will be included in Group A for the purpose of sharing excess available funds. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds.*"

The BAseries notes will be issued in classes. Each class of notes will have multiple tranches which may be issued at different times and have different terms. No senior class of the BAseries may be issued unless a sufficient amount of subordinated notes or other acceptable credit enhancement has previously been issued and is outstanding. See "*—Required Subordinated Amount—BAseries*" and "*—Issuances of New Series, Classes and Tranches of Notes—New Issuances of BAseries Notes*" below.

The issuing entity will pay principal of and interest on a tranche of BAseries notes solely from the portion of BAseries Available Funds and BAseries Available Principal Amounts and from other amounts which are available under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay that tranche of BAseries notes, the noteholders of that tranche of BAseries notes will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Interest

Interest will accrue on the notes from the relevant issuance date at the applicable note rate, which may be a fixed, floating or other type of rate determined in connection with the issuance of such notes. Interest will be distributed or deposited for noteholders on the dates determined in connection with the issuance of such notes. Interest payments or deposits will be funded from Available Funds allocated to the notes during the preceding month or months.

Each payment of interest on a note will include all interest accrued from the preceding interest payment date—or, for the first interest period, from the issuance date—through the day preceding the current interest payment date, or any other period determined in connection with the issuance of such

note. We refer to each period during which interest accrues as an "interest period." Interest on a note will be due and payable on each interest payment date.

If interest on a note is not paid within 35 days after such interest is due, an event of default will occur relating to that tranche of notes. See "*The Indenture—Events of Default*."

BAseries

In connection with the BAseries, interest payments on Class B notes and Class C notes of the BAseries are subordinated to interest payments on Class A notes of the BAseries. Subordination of Class B notes and Class C notes of the BAseries provides credit enhancement for Class A notes of the BAseries.

Interest payments on Class C notes of the BAseries are subordinated to interest payments on Class A notes and Class B notes of the BAseries. Subordination of Class C notes of the BAseries provides credit enhancement for Class A notes and Class B notes of the BAseries.

See "*Prospectus Summary—Interest Payments*" for more information on interest payments on the Class [•](201[•]-[•]) notes.

Principal

The timing of payment of principal of a note will be determined in connection with the issuance of such note. The expected principal payment date of the Class [•](201[•]-[•]) notes is specified on the cover page of this prospectus.

Principal of a note may be paid later than its expected principal payment date if sufficient funds are not allocated from master trust II to Series 2001-D or are not allocable to the series, class or tranche of the note to be paid. It is not an event of default if the principal of a note is not paid on its expected principal payment date. However, if the principal amount of a note is not paid in full by its legal maturity date, an event of default will occur relating to that tranche of notes. See "*The Indenture—Events of Default*." The legal maturity date of the Class [•](201[•]-[•]) notes is specified on the cover of this prospectus.

Principal of a note may be paid earlier than its expected principal payment date if an early redemption event or an event of default and acceleration occurs. See "*The Indenture—Early Redemption Events*" and "*—Events of Default*."

See "*Risk Factors*" in this prospectus for a discussion of factors that may affect the timing of principal payments on the notes.

BAseries

In connection with the BAseries, principal payments on Class B notes and Class C notes of the BAseries are subordinated to payments on Class A notes of the BAseries. Subordination of Class B notes and Class C notes of the BAseries provides credit enhancement for Class A notes of the BAseries.

Principal payments on Class C notes of the BAseries are subordinated to payments on Class A notes and Class B notes of the BAseries. Subordination of Class C notes of the BAseries provides credit enhancement for Class A notes and Class B notes of the BAseries.

BAseries Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee allocable to the BAseries, subject to certain limitations. In addition, charge-offs due to uncovered Investor Default Amounts allocable to the BAseries generally are reallocated from the senior classes to the subordinated classes of the BAseries. See "—*Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" and "*Master Trust II—Defaulted Receivables; Rebates and Fraudulent Charges*."

In the BAseries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

- If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" and "*—Allocation to Principal Funding Subaccounts*." For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes and Class C notes may be repaid when such Class B notes and Class C notes are expected or required to be repaid even if other tranches of Class A notes are outstanding.

- If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*."

- If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

- If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

BAseries Available Principal Amounts remaining after any reallocations for interest on the senior notes or for a portion of the master trust II servicing fee allocable to the BAseries will be applied to make targeted deposits to the principal funding subaccounts of senior notes before being applied to make targeted deposits to the principal funding subaccounts of the subordinated notes if such remaining amounts are not sufficient to make all required targeted deposits.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

Stated Principal Amount

The stated principal amount of a note is the amount that is stated on the face of the notes to be payable to the holder. It can be denominated in U.S. dollars or in a foreign currency.

<u>Outstanding Dollar Principal Amount</u>

For U.S. dollar notes, the outstanding dollar principal amount is the initial dollar principal amount of the notes, less principal payments to the noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties or, in the event the derivative agreement is non-performing, less dollar payments converted to make payments to noteholders, each relating to principal. The outstanding dollar principal amount of any note will decrease as a result of each payment of principal of the note.

In addition, a note may have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount of a note is the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note. The Adjusted Outstanding Dollar Principal Amount of any note will decrease as a result of each deposit into the principal funding subaccount for such note.

<u>Nominal Liquidation Amount</u>

The nominal liquidation amount of a note is a U.S. dollar amount based on the initial outstanding dollar principal amount of that note, but with some reductions—including reductions from reallocations of Available Principal Amounts, allocations of charge-offs for uncovered Investor Default Amounts and deposits in a principal funding subaccount for such note—and increases described below. The aggregate nominal liquidation amount of all of the notes *plus* the Class D Investor Interest will always be equal to the Investor Interest of Series 2001-D, and the nominal liquidation amount of any particular note corresponds to the portion of the Investor Interest of Series 2001-D that would be allocated to that note if master trust II were liquidated.

The nominal liquidation amount of a note may be reduced as follows:

- If Available Funds allocable to a series of notes are insufficient to fund the portion of Investor Default Amounts allocable to such series of notes (which will be allocated to each series of notes *pro rata* based on the Weighted Average Available Funds Allocation Amount of all notes in such series) such Investor Default Amounts will result in a reduction of the nominal liquidation amount of such series. Within each series, subordinated classes of notes will bear the risk of reduction in their nominal liquidation amount due to charge-offs resulting from uncovered Investor Default Amounts before senior classes of notes.

- In a multiple tranche series, including the BAseries, while these reductions will be initially allocated *pro rata* to each tranche of notes, they will then be reallocated to the subordinated classes of notes in that series in succession, beginning with the most subordinated classes. However, these reallocations will be made from senior notes to subordinated notes only to the extent that such senior notes have not used all of their required subordinated amount. For any tranche, the required subordinated amount will be determined in connection with the issuance of such notes. For multiple tranche series, these reductions will generally be allocated within each class *pro rata* to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche. Reductions that cannot be reallocated to a subordinated tranche will reduce the nominal liquidation amount of the tranche to which the reductions were initially allocated.

- If Available Principal Amounts are reallocated from subordinated notes of a series to pay interest on senior notes, any shortfall in the payment of the master trust II servicing fee or any

other shortfall of Available Funds which Available Principal Amounts are reallocated to cover, the nominal liquidation amount of those subordinated notes will be reduced by the amount of the reallocations. The amount of the reallocation of Available Principal Amounts will be applied to reduce the nominal liquidation amount of the subordinated classes of notes in that series in succession, to the extent of such senior tranches' required subordinated amount of the related subordinated notes, beginning with the most subordinated classes. No Available Principal Amounts will be reallocated to pay interest on a senior class of notes or any portion of the master trust II servicing fee if such reallocation would result in the reduction of the nominal liquidation amount of such senior class of notes. For a multiple tranche series, these reductions will generally be allocated within each class *pro rata* to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche.

- The nominal liquidation amount of a note will be reduced by the amount on deposit in its respective principal funding subaccount.

- The nominal liquidation amount of a note will be reduced by the amount of all payments of principal of that note.

- Upon a sale of credit card receivables after the insolvency of Funding, an event of default and acceleration or on the legal maturity date of a note, the nominal liquidation amount of such note will be automatically reduced to zero. See "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

The nominal liquidation amount of a note can be increased by applying Available Funds, if available, to reimburse earlier reductions in the nominal liquidation amount from charge-offs for uncovered Investor Default Amounts, or from reallocations of Available Principal Amounts from subordinated classes to pay shortfalls of Available Funds. Within each series, the increases will be allocated first to the senior-most class with a deficiency in its nominal liquidation amount and then, in succession, to the subordinated classes with a deficiency in the nominal liquidation amount. In a multiple tranche series, the increases will be further allocated to each tranche of a class *pro rata* based on the deficiency in the nominal liquidation amount in each tranche.

In most circumstances, the nominal liquidation amount of a note, together with any accumulated Available Principal Amounts held in a principal funding subaccount, will be equal to the outstanding dollar principal amount of that note. However, if there are reductions in the nominal liquidation amount as a result of reallocations of Available Principal Amounts from that note to pay interest on senior classes or the master trust II servicing fee, or as a result of charge-offs for uncovered Investor Default Amounts, there will be a deficit in the nominal liquidation amount of that note. Unless that deficiency is reimbursed through the application of Available Funds, the stated principal amount of that note will not be paid in full.

A subordinated note's nominal liquidation amount represents the maximum amount of Available Principal Amounts that may be reallocated from such note to pay interest on senior notes or the master trust II servicing fee of the same series and the maximum amount of charge-offs for uncovered Investor Default Amounts that may be allocated to such note. The nominal liquidation amount is also used to calculate the amount of Available Principal Amounts that can be allocated for payment of principal of a class or tranche of notes, or paid to the counterparty to a derivative agreement, if applicable. This means that if the nominal liquidation amount of a class or tranche of notes has been reduced by charge-offs for uncovered Investor Default Amounts or by reallocations of Available Principal Amounts to pay interest on senior notes or the master trust II servicing fee, the holders of notes with the reduced nominal

liquidation amount will receive less than the full stated principal amount of their notes, either because the amount of dollars allocated to pay them is less than the outstanding dollar principal amount of the notes, or because the amount of dollars allocated to pay the counterparty to a derivative agreement is less than the amount necessary to obtain enough of the applicable foreign currency for payment of their notes in full.

The nominal liquidation amount of a note may not be reduced below zero, and may not be increased above the outstanding dollar principal amount of that note, less any amounts on deposit in the applicable principal funding subaccount.

If a note held by Funding, the issuing entity or any of their affiliates is canceled, the nominal liquidation amount of that note is automatically reduced to zero, with a corresponding automatic reduction in the Investor Interest of Series 2001-D.

The cumulative amount of reductions of the nominal liquidation amount of any class or tranche of notes due to the reallocation of Available Principal Amounts to pay Available Funds shortfalls will be limited as determined in connection with the issuance of such class or tranche of notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts*" for a discussion of this limitation for the BAseries notes.

Allocations of charge-offs for uncovered Investor Default Amounts and reallocations of Available Principal Amounts to cover Available Funds shortfalls reduce the nominal liquidation amount of outstanding notes only and do not affect notes that are issued after that time.

Final Payment of the Notes

The Class [•](201[•]-[•]) noteholders will not receive payment of principal in excess of the highest outstanding dollar principal amount of that series, class or tranche, or in the case of foreign currency notes, any amount received by the issuing entity under a derivative agreement for principal.

Following the insolvency of Funding, following an event of default and acceleration, or on the legal maturity date of a series, class or tranche of notes, credit card receivables in an aggregate amount not to exceed the nominal liquidation amount, *plus* any past due, accrued and additional interest, of the related series, class or tranche will be sold by master trust II. The proceeds of such sale will be applied to the extent available to pay the outstanding principal amount of, *plus* any accrued, past due and additional interest on, those notes on the date of the sale.

A series, class or tranche of notes, including the Class [•](201[•]-[•]) notes, will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

- the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on those notes;

- the date on which the outstanding dollar principal amount of the notes is reduced to zero and all accrued, past due and additional interest on those notes is paid in full;

- the legal maturity date of those notes, after giving effect to all deposits, allocations, reallocations, sale of credit card receivables and payments to be made on that date; or

- the date on which a sale of receivables has taken place for such tranche, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

Subordination of Interest and Principal

Interest and principal payments on the Class A notes of the BAseries will not be subordinated to any other BAseries notes. Interest and principal payments on the Class B notes of the BAseries will be subordinated to the Class A BAseries notes. Interest and principal payments on the Class C notes of the BAseries will be subordinated to the Class A and Class B BAseries notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocation to Interest Funding Subaccounts*" and "*—Allocations to Principal Funding Subaccounts*" for a detailed discussion of the subordination of interest and principal payments for the Class B notes and Class C notes of the BAseries and "*Prospectus Summary—Interest Payments*" and *—Expected Principal Payment Date and Legal Maturity Date*."

Available Principal Amounts may be reallocated to pay interest on senior classes of notes of, or a portion of the master trust II servicing fee allocated to, that series. In addition, subordinated classes of notes bear the risk of reduction in their nominal liquidation amount due to charge-offs for uncovered Investor Default Amounts before senior classes of notes. In a multiple tranche series like the BAseries, charge-offs for uncovered Investor Default Amounts are generally allocated first to each class of a series and then reallocated to the subordinated classes of such series, reducing the nominal liquidation amount of such subordinated classes to the extent credit enhancement in the form of subordination is still available for the senior classes. See "*—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" above.

Required Subordinated Amount

The required subordinated amount of a senior class or tranche of notes is the amount of a subordinated class that is required to be outstanding and available to provide subordination for that senior class or tranche on the date when the senior class or tranche of notes is issued. No notes of a series may be issued unless the required subordinated amount for that class or tranche of notes is available at the time of its issuance. The required subordinated amount is also used, in conjunction with usage, to determine whether a subordinated class or tranche of a multiple tranche series may be repaid before its legal maturity date while senior notes of that series are outstanding.

In addition, whenever any notes are issued, the required Class D Investor Interest will automatically increase, subject to any changes in the required Class D Investor Interest that can be made as described in the following paragraph. The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, as described in "*Master Trust II—The Class D Certificate*."

The issuing entity may change the required subordinated amount for any tranche of notes or the required Class D Investor Interest at any time, without the consent of any noteholders, so long as the issuing entity has (i) received confirmation from the rating agencies that have rated any outstanding notes of the related series that the change in the required subordinated amount or the required Class D Investor Interest will not result in the reduction, qualification or withdrawal of the ratings of any outstanding notes in that series, and (ii) delivered to the indenture trustee and the rating agencies a master trust II tax opinion and issuing entity tax opinion, as described under "*The Indenture—Tax Opinions for Amendments*."

BAseries

The Class [•](201[•]-[•]) notes are a tranche of the BAseries. In order to issue notes of a senior class of the BAseries, the required subordinated amount of subordinated notes for those senior notes must be outstanding and available on the issuance date.

The required subordinated amount of a tranche of a senior class of notes of the BAseries is the aggregate nominal liquidation amount of a subordinated class that is required to be outstanding and available on the date when a tranche of a senior class of notes is issued. Generally, the required subordinated amount of subordinated notes for each tranche of Class A BAseries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. The required subordinated amount of Class B notes for each tranche of Class A BAseries notes is equal to 14.28571% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes, and the required subordinated amount of Class C notes is equal to 12.69841% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes.

The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A notes. For each tranche of Class B BAseries notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of that tranche of Class B notes *multiplied by* the sum of:

(i)   a fraction, the numerator of which is the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes; *plus*

(ii)   11.11111% (referred to as the unencumbered percentage) *multiplied by* a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes *minus* the required subordinated amount of Class B notes for all Class A BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes.

Therefore, for any tranche of Class B notes, the required subordinated amount of Class C notes can increase if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A notes increases, or if the share of those Class B notes that is providing credit enhancement to Class A notes increases. Similarly, for any tranche of Class B notes, the required subordinated amount of Class C notes can decrease (but will never be less than unencumbered percentage of its adjusted outstanding dollar principal amount) if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A notes decreases, or if the share of those Class B notes that is providing credit enhancement to Class A notes decreases.

Reductions in the Adjusted Outstanding Dollar Principal Amount of a tranche of senior notes of the BAseries will generally result in a reduction in the required subordinated amount for that tranche. Additionally, a reduction in the required subordinated amount of Class C notes for a tranche of Class B BAseries notes may occur due to:

•   a decrease in the aggregate Adjusted Outstanding Dollar Principal Amount of Class A BAseries notes,

- a decrease in the Class A required subordinated amount of Class B or Class C notes for outstanding tranches of Class A BAseries notes, or

- the issuance of additional Class B BAseries notes.

However, if an early redemption event or event of default and acceleration for any tranche of Class B BAseries notes occurs, or if on any day its usage of the required subordinated amount of Class C notes exceeds zero, the required subordinated amount of Class C notes for that tranche of Class B notes will not decrease after that early redemption event or event of default and acceleration or after the date on which its usage of the required subordinated amount of Class C notes exceeds zero.

The issuing entity may change the required subordinated amount for any tranche of notes of the BAseries, or the method of computing the required subordinated amount, at any time without the consent of any noteholders so long as the issuing entity has:

- received confirmation from each rating agency that has rated any outstanding notes that the change will not result in the reduction, qualification or withdrawal of its then-current rating of any outstanding notes in the BAseries;

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) following the change, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II; and

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes of the issuing entity that were characterized as debt at the time of their issuance, (2) following the change, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of such notes.

In addition, the percentages used in, or the method of calculating, the required subordinated amount of subordinated notes of any tranche of BAseries notes (including other tranches in the same class) may be different than the percentages used in, or the method of calculating, the required subordinated amounts for any tranche of a senior class of BAseries notes. In addition, if the rating agencies consent and without the consent of any noteholders, the issuing entity may utilize forms of credit enhancement other than subordinated notes in order to provide senior classes of notes with the required credit enhancement.

In order to issue Class A notes, the issuing entity must calculate the available amount of Class B notes and Class C notes. The issuing entity will first calculate the amount of Class B notes available for such new tranche of Class A notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of outstanding Class B notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class B notes to be made on that date; *minus*

- the aggregate amount of the Class A required subordinated amount of Class B notes for all other Class A notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

The calculation in the prior paragraph will also be made in the same manner for calculating the amount of Class C notes available for Class A notes.

Additionally, in order to issue Class A notes, the issuing entity must calculate the amount of Class C notes available for Class B notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of outstanding Class C notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; *minus*

- the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

In order to issue Class B notes, the issuing entity must calculate the available amount of Class C notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of Class C notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; *minus*

- the sum of:

    – the aggregate amount of the Class B required subordinated amount of Class C notes for all other tranches of Class B notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any BAseries notes to be made on that date; *plus*

    – the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for those Class A notes to be made on that date.

The amount of subordination available to provide credit enhancement to any tranche of BAseries notes is limited to its available subordinated amount of each class or tranche of BAseries notes that is subordinated to it. Each senior tranche of BAseries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. "Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated

BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes. If the available subordinated amount for any tranche of BAseries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of BAseries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

No payment of principal will be made on any Class B BAseries note unless, following the payment, the remaining available subordinated amount of Class B BAseries notes is at least equal to the required subordinated amount of Class B notes for the outstanding Class A BAseries notes less any usage of the required subordinated amount of Class B notes for the outstanding Class A BAseries notes. Similarly, no payment of principal will be made on any Class C BAseries note unless, following the payment, the remaining available subordinated amount of Class C BAseries notes is at least equal to the required subordinated amount of Class C notes for the outstanding Class A and Class B BAseries notes less any usage of the required subordinated amount of Class C notes for the outstanding Class A and Class B BAseries notes.

However, there are some exceptions to this rule. In the BAseries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

- If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" and "*—Allocation to Principal Funding Subaccounts*." For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes and Class C notes may be repaid when they are expected to be repaid even if other tranches of Class A notes are outstanding.

- If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*."

- If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

- If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

The Class D Certificate

The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, by absorbing Default Amounts allocable to Series 2001-D prior to the allocation of any of those losses to the notes, and through reallocations of collections of principal receivables to cover deficiencies on payments of interest on the notes and the master trust II servicing fee, as more specifically described in *Master Trust II—The Class D Certificate.*" Whenever additional notes are issued, the required Class D Investor Interest will increase, subject to any changes in the required Class D Investor Interest that can be made as described in the following paragraph. Similarly, whenever the Adjusted Outstanding Dollar Principal Amount of a series, class or tranche of notes decreases, due to accumulation of principal or payment of principal amounts to noteholders, the required Class D Investor Interest will decrease. As of any date, the required Class D Investor Interest means an amount equal to the sum of:

- (i) the Adjusted Outstanding Dollar Principal Amount of the Class A notes (other than the Class A(2001-Emerald) notes), *divided by* 0.6825, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A notes (other than the Class A(2001-Emerald) notes), *minus* (iii) the aggregate Class A required subordinated amount of Class B notes, *minus* (iv) the aggregate Class A required subordinated amount of Class C notes *minus* the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes; *plus*

- (i) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) notes, *divided by* 0.85, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) notes, *minus* (iii) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes; *plus*

- (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *divided by* (B) 0.795, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *minus* (iii) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *times* (B) 0.1111111; *plus*

- (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class C notes *minus* the sum of (x) the aggregate Class B required subordinated amount of Class C notes *plus* (y) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes, *divided by* (B) 0.895, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class C notes *minus* the sum of (A) the aggregate Class B required subordinated amount of Class C notes *plus* (B) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes.

Following the date on which a Series 2001-D Pay Out Event Commences, the required Class D Investor Interest will be fixed at the amount determined as of such date until the date on which the aggregate nominal liquidation amounts of all notes are paid in full.

Funding may change the definition of the required Class D Investor Interest at any time without the consent of any noteholders so long as it has:

- received confirmation from each rating agency that has rated any outstanding notes that the change will not result in the reduction, qualification or withdrawal of its then-current rating of any outstanding notes;

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) following the change, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II; and

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes of the issuing entity that were characterized as debt at the time of their issuance, (2) following the change, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of such notes.

In addition, if the rating agencies consent and without the consent of any noteholders, master trust II may utilize forms of credit enhancement other than the Class D certificate.

The Class D certificate will receive no payments of interest and will receive no payment of principal until all principal payments on the notes on the related payment date are made in full. Additionally, payments of principal on the Class D certificate will not exceed the greater of (i) the amount of Available Principal Amounts remaining after all principal payments with respect to the notes and (ii) the amount, if any, by which the Class D Investor Interest exceeds the required Class D Investor Interest. See "*Master Trust II—The Class D Certificate*" for a further description of the Class D certificate.

Early Redemption of Notes

Each series, class and tranche of notes will be subject to mandatory redemption on its expected principal payment date, which will generally be 29 months before its legal maturity date. In addition, if any other early redemption event occurs, the issuing entity will be required to redeem each series, class or tranche of the affected notes [, including the Class [•](201[•]-[•]) notes offered hereby,] before the expected principal payment date of that series, class or tranche of notes; however, for any such affected notes with the benefit of a derivative agreement [, including the Class [•](201[•]-[•]) notes], and subject to certain exceptions, such redemption will not occur earlier than such notes' expected principal payment date. The issuing entity will give notice to holders of the affected notes before an early redemption date. See "*The Indenture—Early Redemption Events*" for a description of the early redemption events and their consequences to noteholders. See "*Prospectus Summary—Early Redemption of Notes*" for a description of the early redemption events relating to the Class [•](201[•]-[•]) notes.

Whenever the issuing entity redeems a series, class or tranche of notes, it will do so only to the extent of Available Funds and Available Principal Amounts allocated to that series, class or tranche of notes, and only to the extent that the notes to be redeemed are not required to provide required subordination for senior notes. A noteholder will have no claim against the issuing entity if the issuing entity fails to make a required redemption of notes before the legal maturity date because no funds are available for that purpose or because the notes to be redeemed are required to provide subordination for senior notes. The failure to redeem before the legal maturity date under these circumstances will not be an event of default.

If determined at the time of issuance, the transferor, so long as it is an affiliate of the servicer, may direct the issuing entity to redeem the notes of any series, class or tranche before its expected

principal payment date. In connection with the issuance of any notes, the issuing entity will determine at what times and under what conditions the issuing entity may exercise that right of redemption and if the redemption may be made in whole or in part, as well as other terms of the redemption. The issuing entity will give notice to holders of the affected notes before any optional redemption date. Other than as described in "*Prospectus Summary—Optional Redemption by the Issuing Entity*," the Class [•](201[•]-[•]) notes may not be redeemed at the option of the transferor before their expected principal payment date.

Issuances of New Series, Classes and Tranches of Notes

The issuing entity may issue new notes of any series, class or tranche only if the conditions of issuance are met (or waived as described below). These conditions include:

- *first,* on or before the third Business Day before a new issuance of notes, the issuing entity gives the indenture trustee and the rating agencies written notice of the issuance;

- *second,* on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each rating agency a certificate to the effect that:

  —the issuing entity reasonably believes that the new issuance will not at the time of its occurrence or at a future date (i) cause an early redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;

  —all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the notes;

  —the form and terms of the notes have been established in conformity with the provisions of the indenture;

  —all laws and requirements relating to the execution and delivery by the issuing entity of the notes have been complied with, the issuing entity has the power and authority to issue the notes, and the notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the indenture trustee, constitute legal, valid and binding obligations of the issuing entity enforceable in accordance with their terms (subject to certain limitations and conditions), and are entitled to the benefits of the indenture equally and ratably with all other notes, if any, of such series, class or tranche outstanding subject to the terms of the indenture, each indenture supplement and each terms document; and

  —the issuing entity shall have satisfied such other matters as the indenture trustee may reasonably request;

- *third,* the issuing entity delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes (i) the new issuance will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (ii) following the new issuance, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (iii) the new issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II;

- *fourth,* the issuing entity delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes (i) the new issuance will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (ii) following the new issuance, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, (iii) such issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of such outstanding notes, and (iv) except as provided in the related indenture supplement, following the new issuance of a series, class or tranche of notes, the newly issued series, class or tranche of notes will be properly characterized as debt;

- *fifth,* the issuing entity delivers to the indenture trustee an indenture supplement and terms document relating to the applicable series, class or tranche of notes;

- *sixth,* no Pay Out Event with respect to Series 2001-D has occurred or is continuing as of the date of the new issuance;

- *seventh,* in the case of foreign currency notes, the issuing entity appoints one or more paying agents in the appropriate countries;

- *eighth,* each rating agency that has rated any outstanding notes has provided confirmation that the new issuance of notes will not cause a reduction, qualification or withdrawal of the ratings of any outstanding notes rated by that rating agency;

- *ninth,* the provisions governing required subordinated amounts are satisfied; [and]

- [describe any additional conditions, as applicable].

If the issuing entity obtains confirmation from each rating agency that has rated any outstanding notes that the issuance of a new series, class or tranche of notes will not cause a reduction, qualification or withdrawal of the ratings of any outstanding notes rated by that rating agency, then any of the conditions described above (other than the third, fourth and fifth conditions) may be waived.

The issuing entity and the indenture trustee are not required to provide prior notice to, permit any prior review by, or obtain the consent of any noteholder of any series, class or tranche to issue any additional notes of any series, class or tranche.

There are no restrictions on the timing or amount of any additional issuance of notes of an outstanding tranche of a multiple tranche series, so long as the conditions described above are met or waived. As of the date of any additional issuance of an outstanding tranche of notes, the stated principal amount, outstanding dollar principal amount and nominal liquidation amount of that tranche will be increased to reflect the principal amount of the additional notes. If the additional notes are a tranche of notes that has the benefit of a derivative agreement, the issuing entity will enter into a derivative agreement for the benefit of the additional notes. The targeted deposits, if any, to the principal funding subaccount will be increased proportionately to reflect the principal amount of the additional notes.

The issuing entity may from time to time, without notice to, or the consent of, the registered holders of a series, class or tranche of notes, create and issue additional notes equal in rank to the previously issued series, class or tranche of notes in all respects—or in all respects except for the payment of interest accruing prior to the issue date of the further series, class or tranche of notes or the first payment of interest following the issue date of the further series, class or tranche of notes. These further

series, classes or tranches of notes may be consolidated and form a single series, class or tranche with the previously issued notes and will have the same terms as to status, redemption or otherwise as the previously issued series, class or tranche of notes.

BANA or an affiliate may retain notes of a series, class or tranche upon initial issuance or upon a reopening of a series, class or tranche of notes and may sell them on a subsequent date. In addition, BANA or an affiliate may acquire notes of a series, class or tranche at any time following the initial issuance or reopening of a series, class or tranche of notes.

When issued, the additional notes of a tranche will be identical in all material respects to the other outstanding notes of that tranche and equally and ratably entitled to the benefits of the indenture and the related indenture supplement applicable to such notes as the other outstanding notes of that tranche without preference, priority or distinction.

New Issuances of BAseries Notes

The issuing entity may issue new classes and tranches of BAseries notes (including additional notes of an outstanding tranche or class), so long as:

- the conditions to issuance listed above are satisfied;

- any increase in the targeted deposit amount of any Class C reserve subaccount caused by such issuance will have been funded on or prior to such issuance date; and

- in the case of Class A or Class B BAseries notes, the required subordinated amount is available at the time of its issuance.

See "*—Required Subordinated Amount*" above and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits to the Class C Reserve Account.*"

The issuing entity and the indenture trustee are not required to provide prior notice to or obtain the consent of any noteholder of any series, class or tranche to issue any additional BAseries notes.

Payments on Notes; Paying Agent

The Class [•](201[•]-[•]) notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under "*—Book-Entry Notes*" below unless the stated principal amount of the notes is denominated in a foreign currency.

The issuing entity, the indenture trustee and any agent of the issuing entity or the indenture trustee will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to the registered holder of the note at the close of business on the record date established for the related payment date.

The issuing entity will designate the corporate trust office of The Bank of New York Mellon in New York City as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on notes of a series, class or tranche. The issuing entity may

at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuing entity will be required to maintain an office, agency or paying agent in each place of payment for a series, class or tranche of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be paid to the issuing entity. After funds are paid to the issuing entity, the holder of that note may look only to the issuing entity for payment of that principal or interest.

Denominations

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in denominations of $5,000 and multiples of $1,000 in excess of that amount.

Record Date

The record date for payment of the notes, including the Class [•](201[•]-[•]) notes, will be the last day of the month before the related payment date.

Governing Law

The laws of the State of Delaware will govern the notes, including the Class [•](201[•]-[•]) notes, and the indenture.

Form, Exchange and Registration and Transfer of Notes

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a "book-entry note." For a description of the special provisions that apply to book-entry notes, see "—*Book-Entry Notes*" below.

A holder of notes may exchange those notes for other notes of the same class or tranche of any authorized denominations and of the same aggregate stated principal amount, expected principal payment date and legal maturity date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes and other governmental charges described in the indenture before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity will appoint The Bank of New York Mellon as the registrar for the notes. The issuing entity also may at any time designate additional transfer agents for any series, class or tranche of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series, class or tranche of notes.

Book-Entry Notes

The Class [•](201[•]-[•]) notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described below under "—*Definitive Notes*," purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be deposited with a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system—such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee—or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream Banking, or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

- the ownership interests of its participants, including the U.S. depositories; and

- all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

- the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

- all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

The issuing entity, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC's records or any participant's records relating to book-entry notes. The issuing entity, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described below under "—*Definitive Notes*," all references to "holders" of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

For beneficial owners of book-entry notes, the issuing entity will make all distributions of principal and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Book-entry notes may be more difficult to pledge by beneficial owners because of the lack of a physical note. Beneficial owners may also experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner's account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a "banking organization" within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities deposited by its participants and to facilitate the clearing and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream Banking

Clearstream Banking S.A. is registered as a bank in Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector and the Banque Centrale du Luxembourg, the Luxembourg Central Bank, which supervise Luxembourg banks. Clearstream Banking is a wholly-owned subsidiary of Deutsche Börse AG. Clearstream Banking holds securities for its customers and facilitates the clearing and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream Banking provides various services, including safekeeping, administration, clearing and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear system in Brussels to facilitate settlement of trades between Clearstream Banking and Euroclear. Over 300,000 domestic and internationally traded bonds, equities, and investment funds are currently deposited with Clearstream Banking.

Clearstream Banking's customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Banking's U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream Banking has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream Banking is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Banking.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear system is operated by Euroclear Bank S.A./N.V as the Euroclear operator. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments for securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream Banking and Euroclear has been compiled from public sources for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing entity's paying agent, The Bank of New York Mellon, at the office of the paying agent in New York City that the issuing entity designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants' respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearing and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with

normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream Banking participants on that business day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream Banking and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for Definitive Notes registered in their name only if:

- DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered "clearing agency" and the issuing entity is unable to find a qualified replacement for DTC;

- the issuing entity, in its sole discretion, elects to terminate the book-entry system through DTC; or

- any event of default has occurred relating to those book-entry notes and beneficial owners evidencing not less than 50% of the unpaid outstanding dollar principal amount of the notes of that class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the "holders" of the notes under the indenture.

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the indenture trustee. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a

replacement note will be issued, and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees and expenses of the indenture trustee) in connection with the issuance of a replacement note.


Sources of Funds to Pay the Notes


The Collateral Certificate

The primary source of funds for the payment of principal of and interest on the notes, including the Class [•](201[•]-[•]) notes, will be the collateral certificate issued by master trust II to the issuing entity. The following discussion summarizes the material terms of the collateral certificate. For a description of master trust II and its assets, see "*Master Trust II.*" Currently, the collateral certificate and the Class D certificate are the only master trust II investor certificates issued and outstanding. Aside from Funding, as the holder of the Transferor Interest and the Class D certificate, the issuing entity is the only holder of an interest in master trust II. Holders of investor certificates in master trust II, whether currently outstanding or issued on a later date, will be allocated funds as described under "*Master Trust II—Application of Collections.*"

The collateral certificate represents an undivided interest in master trust II. The assets of master trust II consist primarily of credit card receivables arising in selected MasterCard, Visa and American Express revolving credit card accounts owned by BANA. The amount of credit card receivables in master trust II will fluctuate from day to day as new receivables are generated or added to or removed from master trust II and as other receivables are collected, charged off as uncollectible, or otherwise adjusted.

The collateral certificate has no specified interest rate. The issuing entity, as holder of the collateral certificate, is entitled to receive its allocable share of uncovered Investor Default Amounts and of collections of finance charge receivables and principal receivables payable by master trust II.

Finance charge receivables are all periodic finance charges, cash advance fees and late charges on amounts charged for merchandise and services and some other fees designated by BANA, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables are all amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables. Interchange, which represents fees received by BANA from MasterCard, Visa and American Express as partial compensation for taking credit risk, absorbing fraud losses and funding receivables for a limited period before initial billing, is treated as collections of finance charge receivables. Interchange varies from approximately 1% to 2% of the transaction amount, but these amounts may be changed by MasterCard, Visa or American Express.

Each month, master trust II will allocate collections of finance charge receivables and principal receivables and defaults to the investor certificates outstanding under master trust II, including Series 2001-D.

Allocations of defaults and collections of finance charge receivables are made *pro rata* among each series of investor certificates issued by master trust II, including Series 2001-D, based on its respective Investor Interest, and Funding, as transferor, based on the Transferor Interest. In general, the Investor Interest of each series of investor certificates (including Series 2001-D) issued by master trust II will equal the stated dollar amount of the investor certificates (including Series 2001-D) issued to investors in that series, less unreimbursed charge-offs for uncovered defaults on principal receivables in master trust II allocated to those investors, reallocations of collections of principal receivables to cover

certain shortfalls in collections of finance charge receivables and principal payments deposited to a master trust II principal funding account or made to those investors.

Series 2001-D has a fluctuating Investor Interest, representing the investment of that series in principal receivables. The Investor Interest of Series 2001-D equals the total nominal liquidation amount of the outstanding notes secured by the collateral certificate *plus* the Class D Investor Interest. For a discussion of Investor Interest, see the definition of "Investor Interest" in the glossary. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*," "*The Notes—Required Subordinated Amount—The Class D Certificate*," and the definition of "Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined. The Transferor Interest, which is owned by Funding, represents the interest in the principal receivables in master trust II not represented by any master trust II series of investor certificates. For example, if the total principal receivables in master trust II at the end of the month is 500, the Investor Interest of Series 2001-D is 100, the Investor Interests of the other investor certificates are 200 and the Transferor Interest is 200, Series 2001-D is entitled, in general, to 1/5—or 100/500—of the defaults and collections of finance charge receivables for the applicable month.

Collections of principal receivables are allocated similarly to the allocation of collections of finance charge receivables when no principal amounts are needed for deposit into a principal funding account or needed to pay principal to investors. However, collections of principal receivables are allocated differently when principal amounts need to be deposited into master trust II principal funding accounts or paid to master trust II investors. When the principal amount of a series of certificates other than Series 2001-D begins to accumulate or amortize, collections of principal receivables continue to be allocated to that series as if the Investor Interest of that series had not been reduced by principal collections deposited to a master trust II principal funding account or paid to master trust II investors. During this time, allocations of collections of principal receivables to the investors in a series of certificates issued by master trust II, other than Series 2001-D, is based on the Investor Interest of the series "fixed" at the time immediately before the first deposit of principal collections into a principal funding account or the time immediately before the first payment of principal collections to investors.

As a part of Series 2001-D, the collateral certificate is allocated collections of principal receivables at all times based on the Series 2001-D Investor Interest calculation which is an aggregate of the nominal liquidation amounts for each individual class or tranche of notes *plus* the Class D Investor Interest. For classes and tranches of notes which do not require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount calculation will be "floating," i.e., calculated as of the end of the prior month. For classes or tranches of notes which require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount will be "fixed" immediately before the issuing entity begins to allocate Available Principal Amounts to the principal funding subaccount for that class or tranche, i.e., calculated as of the end of the month prior to any reductions for deposits or payments of principal. Principal amounts allocated in respect of the Class D certificate will be based on the Class D Investor Interest as of the end of the prior month, *plus* any increases in the required Class D Investor Interest due to additional issuances of notes, and will be used to pay principal or interest amounts in respect of the notes, as described further below under "*Master Trust II—The Class D Certificate*."

For a detailed description of the percentage used in allocating finance charge collections and defaults to Series 2001-D, see the definition of "Floating Investor Percentage" in the glossary. For a detailed description of the percentage used in allocating principal collections to Series 2001-D, see the definition of "Principal Investor Percentage" in the glossary.

If collections of principal receivables allocated to Series 2001-D are needed for reallocation to cover certain shortfalls in Available Funds, to pay the notes, or to make a deposit into the issuing entity accounts within a month, they will be deposited into the issuing entity's collection account. Each of these reallocations, payments and deposits will reduce the Investor Interest of Series 2001-D. Otherwise, collections of principal receivables allocated to Series 2001-D will be reallocated to other series of master trust II investor certificates which have principal collection shortfalls—which does not reduce the Investor Interest of Series 2001-D—or paid to the holder of the Transferor Interest. The holder of the Transferor Interest may then use those amounts to purchase newly created receivables that are then added to master trust II to maintain the Investor Interest of Series 2001-D. If Series 2001-D has a shortfall in collections of principal receivables and other series of investor certificates issued by master trust II have excess collections of principal receivables, a portion of the excess collections of principal receivables allocated to other series of investor certificates issued by master trust II will be reallocated to Series 2001-D and any other master trust II investor certificate which may have a shortfall in collections of principal receivables. Series 2001-D's share of the excess collections of principal receivables from the other series will be paid to the issuing entity and treated as Available Principal Amounts.

Series 2001-D will also be allocated a portion of the net investment earnings, if any, on amounts in the master trust II finance charge account and the master trust II principal account, as more specifically described below in "—*Deposit and Application of Funds*." Such net investment earnings will be treated as Available Funds.

Upon a sale of credit card receivables, or interests therein, following an insolvency of Funding, following an event of default and acceleration, or on the applicable legal maturity date for a series, class or tranche of notes, the portion of the nominal liquidation amount, and thereby the portion of the Investor Interest, related to that series, class or tranche will be reduced to zero and that series, class or tranche will no longer receive any allocations of collections of finance charge receivables or principal receivables from master trust II and any allocations of Available Funds or Available Principal Amounts from the issuing entity.

Following a Pay Out Event with respect to Series 2001-D, which is an early redemption event for the notes, all collections of principal receivables for any month allocated to the Investor Interest of Series 2001-D will be used to cover principal payments on the notes.

For a detailed description of the application of collections and allocation of defaults by master trust II, see "*Master Trust II—Application of Collections*" and "*—Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Deposit and Application of Funds

Collections of finance charge receivables allocated and paid to the issuing entity, as holder of the collateral certificate, as described in "*—The Collateral Certificate*" above and "*Master Trust II— Application of Collections*" in this prospectus, will be treated as Available Funds. Those Available Funds will be allocated *pro rata* to each series of notes in an amount equal to the sum of:

- the sum of the Daily Available Funds Amounts for each day during such month for that series of notes,

- that series's *pro rata* portion of the net investment earnings, if any, in the master trust II finance charge account that are allocated to Series 2001-D with respect to the related Transfer Date, based on the ratio of the aggregate amount on deposit in the master trust II

finance charge account for that series of notes to the aggregate amount on deposit in the master trust II finance charge account for all series of notes, and

- that series's *pro rata* portion of the net investment earnings, if any, in the master trust II principal account that are allocated to Series 2001-D with respect to the related Transfer Date, based on the ratio of the aggregate amount on deposit in the master trust II principal account for that series of notes to the aggregate amount on deposit in the master trust II principal account for all series of notes.

Collections of principal receivables allocated and paid to the issuing entity, as holder of the collateral certificate, as described in "*—The Collateral Certificate*" above and "*Master Trust II— Application of Collections*" in this prospectus, will be treated as Available Principal Amounts. Such Available Principal Amounts, after any reallocations of Available Principal Amounts, will be allocated to each series of notes with a monthly principal payment for such month in an amount equal to:

- such series's monthly principal payment; or

- in the event that Available Principal Amounts for any month are less than the aggregate monthly principal payments for all series of notes, Available Principal Amounts will be allocated to each series of notes with a monthly principal payment for such month to the extent needed by each such series to cover its monthly principal payment in an amount equal to the lesser of (a) the sum of the Daily Principal Amounts for each day during such month for such series of notes and (b) the monthly principal payment for such series of notes for such month.

If Available Principal Amounts for any month are less than the aggregate monthly principal payments for all series of notes, and any series of notes has excess Available Principal Amounts remaining after its application of its allocation described above, then any such excess will be applied to each series of notes to the extent such series still needs to cover a monthly principal payment *pro rata* based on the ratio of the Weighted Average Principal Allocation Amount for the related series of notes for such month to the Weighted Average Principal Allocation Amount for all series of notes with an unpaid monthly principal payment for such month.

Deposit and Application of Funds for the BAseries

The indenture specifies how Available Funds (primarily consisting of collections of finance charge receivables allocated and paid to the collateral certificateholder) and Available Principal Amounts (primarily consisting of collections of principal receivables allocated and paid to the collateral certificateholder) will be allocated among the multiple series of notes secured by the collateral certificate. The BAseries indenture supplement specifies how BAseries Available Funds (which are the BAseries's share of Available Funds *plus* other amounts treated as BAseries Available Funds) and BAseries Available Principal Amounts (which are the BAseries's share of Available Principal Amounts *plus* other amounts treated as BAseries Available Principal Amounts) will be deposited into the issuing entity accounts established for the BAseries to provide for the payment of interest on and principal of BAseries notes as payments become due. In addition, the BAseries indenture supplement specifies how Investor Default Amounts and the master trust II servicing fee will be allocated to the collateral certificate and the BAseries. The following sections summarize those provisions.

BAseries Available Funds

BAseries Available Funds will consist of the following amounts:

- The BAseries's share of collections of finance charge receivables allocated and paid to the collateral certificateholder and investment earnings on funds held in the collection account. See "—*Deposit and Application of Funds*" above.

- *Withdrawals from the accumulation reserve subaccount.* If the number of months targeted to accumulate budgeted deposits of BAseries Available Principal Amounts for the payment of principal on a tranche of notes is greater than one month, then the issuing entity will begin to fund an accumulation reserve subaccount for such tranche. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" below. The amount targeted to be deposited in the accumulation reserve account for each month, beginning with the third month prior to the first Transfer Date on which BAseries Available Principal Amounts are to be accumulated for such tranche, will be an amount equal to 0.5% of the outstanding dollar principal amount of such tranche of notes.

- On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount earnings for each tranche of notes, which will be equal to the amount that the funds (other than prefunded amounts) on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements—on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, then the amount of such shortfall will be withdrawn from the applicable accumulation reserve subaccount and treated as BAseries Available Funds for such month.

- *Additional finance charge collections allocable to the BAseries.* The issuing entity will notify the servicer from time to time of the aggregate prefunded amount on deposit in the principal funding account. Whenever there are any prefunded amounts on deposit in any principal funding subaccount, master trust II will designate an amount of the Transferor Interest equal to such prefunded amounts. On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount prefunded amount earnings for each tranche of notes, which will be equal to the amount that the prefunded amounts on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements— on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, collections of finance charge receivables allocable to such designated portion of the Transferor Interest up to the amount of the shortfall will be treated as BAseries Available Funds. See "*Master Trust II—Application of Collections*" in this prospectus.

- Investment earnings on amounts on deposit in the principal funding account, interest funding account, and accumulation reserve account for the BAseries.

- Any shared excess available funds allocable to the BAseries. See "—*Shared Excess Available Funds*" below.

- *Amounts received from derivative counterparties.* Payments received under derivative agreements for interest on notes of the BAseries payable in U.S. dollars will be treated as BAseries Available Funds.

Application of BAseries Available Funds

On each Transfer Date, the indenture trustee will apply BAseries Available Funds as follows:

- first, to make the targeted deposits to the interest funding account to fund the payment of interest on the notes and related payments due to derivative counterparties;

- second, to pay the BAseries's share of the master trust II servicing fee, *plus* any previously due and unpaid master trust II servicing fee allocable to the BAseries, to the servicer;

- third, to be treated as BAseries Available Principal Amounts in an amount equal to the amount of Investor Default Amounts allocated to the BAseries for the preceding month;

- fourth, to be treated as BAseries Available Principal Amounts in an amount equal to the Nominal Liquidation Amount Deficits, if any, of BAseries notes;

- fifth, to make the targeted deposit to the accumulation reserve account, if any;

- sixth, to make the targeted deposit to the Class C reserve account, if any;

- seventh, to make any other payment or deposit required by any class or tranche of BAseries notes;

- eighth, to be treated as Available Principal Amounts used to reimburse any reductions in the Class D Investor Interest due to Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D certificate to pay interest on the notes or a portion of the master trust II servicing fee allocated to Series 2001-D;

- ninth, to be treated as shared excess available funds; and

- tenth, to the issuing entity.

See the chart titled "*Application of BAseries Available Funds*" after the "*Prospectus Summary*" for a depiction of the application of BAseries Available Funds.

Targeted Deposits of BAseries Available Funds to the Interest Funding Account

The aggregate deposit targeted to be made each month to the interest funding account will be equal to the sum of the interest funding account deposits targeted to be made for each tranche of notes set forth below. The deposit targeted for any month will also include any shortfall in the targeted deposit from any prior month which has not been previously deposited.

- *Interest Payments.* The deposit targeted for any tranche of outstanding interest-bearing notes on each Transfer Date will be equal to the amount of interest accrued on the outstanding dollar principal amount of that tranche during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

- *Amounts Owed to Derivative Counterparties.* If a tranche of notes has a Performing or non-Performing derivative agreement for interest that provides for payments to the applicable derivative counterparty, in addition to any applicable stated interest as determined under the item above, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the BAseries indenture supplement.

- *Specified Deposits.* If any tranche of notes provides for deposits in addition to or different from the deposits described above to be made to the interest funding subaccount for that tranche, the deposits targeted for that tranche each month are the specified amounts.

- *Additional Interest.* The deposit targeted for any tranche of notes that has previously due and unpaid interest for any month will include the interest accrued on that overdue interest during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

Each deposit to the interest funding account for each month will be made on the Transfer Date in such month. A tranche of notes may be entitled to more than one of the preceding deposits.

A class or tranche of notes for which credit card receivables have been sold by master trust II as described below in "—*Sale of Credit Card Receivables*" will not be entitled to receive any of the preceding deposits to be made from BAseries Available Funds after the sale has occurred.

Allocation to Interest Funding Subaccounts

The aggregate amount to be deposited in the interest funding account will be allocated, and a portion deposited in the interest funding subaccount established for each tranche of notes, as follows:

- *BAseries Available Funds are at least equal to targeted amounts*. If BAseries Available Funds are at least equal to the sum of the deposits targeted by each tranche of notes as described above, then that targeted amount will be deposited in the interest funding subaccount established for each tranche.

- *BAseries Available Funds are less than targeted amounts.* If BAseries Available Funds are less than the sum of the deposits targeted by each tranche of notes as described above, then BAseries Available Funds will be allocated to each tranche of notes as follows:

    —first, to cover the deposits for the Class A notes (including any applicable derivative counterparty payments),

    —second, to cover the deposits for the Class B notes (including any applicable derivative counterparty payments), and

    —third, to cover the deposits for the Class C notes (including any applicable derivative counterparty payments).

In each case, BAseries Available Funds allocated to a class will be allocated to each tranche of notes within such class *pro rata* based on the ratio of:

    —the aggregate amount of the deposits targeted for that tranche of notes, to

    —the aggregate amount of the deposits targeted for all tranches of notes in such class.

Payments Received from Derivative Counterparties for Interest on Foreign Currency Notes

Payments received under derivative agreements for interest on foreign currency notes in the BAseries will be applied as specified in the BAseries indenture supplement.

Deposits of Withdrawals from the Class C Reserve Account to the Interest Funding Account

Withdrawals made from any Class C reserve subaccount will be deposited into the applicable interest funding subaccount to the extent described below under "—*Withdrawals from the Class C Reserve Account.*"

Allocations of Reductions from Charge-Offs

On each Transfer Date when there is a charge-off for uncovered Investor Default Amounts allocable to the BAseries for the prior month, that reduction will be allocated (and reallocated) on that date to each tranche of notes as set forth below:

Initially, the amount of such charge-off will be allocated to each tranche of outstanding notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for the prior month to the Weighted Average Available Funds Allocation Amount for the BAseries for the prior month.

Immediately afterwards, the amount of charge-offs allocated to the Class A notes and Class B notes will be reallocated to the Class C notes as set forth below, and the amount of charge-offs allocated to the Class A notes and not reallocated to the Class C notes because of the Class C usage limitations set forth below will be reallocated to the Class B notes as set forth below. In addition, charge-offs initially allocated to Class A notes which are reallocated to Class B notes because of Class C usage limitations can be reallocated to Class C notes if permitted as described below. Any amount of charge-offs which cannot be reallocated to a subordinated class as a result of the usage limitations set forth below will reduce the nominal liquidation amount of the tranche of notes to which it was initially allocated.

"Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes.

Limits on Reallocations of Charge-Offs to a Tranche of Class C Notes from Tranches of Class A and Class B

No reallocations of charge-offs from a tranche of Class A notes to Class C notes may cause that tranche's Class A Usage of Class C Required Subordinated Amount to exceed that tranche's Class A required subordinated amount of Class C notes.

No reallocations of charge-offs from a tranche of Class B notes to Class C notes may cause that tranche's Class B Usage of Class C Required Subordinated Amount to exceed that tranche's Class B required subordinated amount of Class C notes.

The amount of charge-offs permitted to be reallocated to tranches of Class C notes will be applied to each tranche of Class C notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount of such tranche of Class C notes for the prior month to the Weighted Average Available Funds Allocation Amount of all Class C notes in the BAseries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class C notes below zero.

<u>Limits on Reallocations of Charge-Offs to a Tranche of Class B Notes from Tranches of Class A Notes</u>

No reallocations of charge-offs from a tranche of Class A notes to Class B notes may cause that tranche's Class A Usage of Class B Required Subordinated Amount to exceed that tranche's Class A required subordinated amount of Class B notes.

The amount of charge-offs permitted to be reallocated to tranches of Class B notes will be applied to each tranche of Class B notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche of Class B notes for the prior month to the Weighted Average Available Funds Allocation Amount for all Class B notes in the BAseries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class B notes below zero.

For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by an amount equal to the charge-offs which are allocated or reallocated to that tranche of notes less the amount of charge-offs that are reallocated from that tranche of notes to a subordinated class of notes.

<u>Allocations of Reimbursements of Nominal Liquidation Amount Deficits</u>

If there are BAseries Available Funds available to reimburse any Nominal Liquidation Amount Deficits on any Transfer Date, such funds will be allocated to each tranche of notes as follows:

- <u>first</u>, to each tranche of Class A notes,

- <u>second</u>, to each tranche of Class B notes, and

- <u>third</u>, to each tranche of Class C notes.

In each case, BAseries Available Funds allocated to a class will be allocated to each tranche of notes within such class *pro rata* based on the ratio of:

—the Nominal Liquidation Amount Deficit of such tranche of notes, to

—the aggregate Nominal Liquidation Amount Deficits of all tranches of such class.

In no event will the nominal liquidation amount of a tranche of notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche.

<u>Application of BAseries Available Principal Amounts</u>

On each Transfer Date, the indenture trustee will apply BAseries Available Principal Amounts as follows:

- <u>first</u>, for each month, if BAseries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class A notes, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month) will be allocated to the interest funding subaccount of each such tranche of Class A notes *pro rata* based on, in the case of each such tranche of Class A notes, the lesser of:

    —the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class A notes, and

    —an amount equal to the sum of the Class A Unused Subordinated Amount of Class C notes *plus* the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts);

- <u>second</u>, for each month, if BAseries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class B notes, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month *minus* the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first clause above) will be allocated to the interest funding subaccount of each such tranche of Class B notes *pro rata* based on, in the case of each such tranche of Class B notes, the lesser of:

    —the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class B notes, and

    —an amount equal to the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the first clause above);

- <u>third</u>, for each month, if BAseries Available Funds are insufficient to pay the portion of the master trust II servicing fee allocable to the BAseries, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month *minus* the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first and second clauses above) will be paid to the servicer in an amount equal to, and allocated to each such tranche of Class A notes *pro rata* based on, in the case of each tranche of Class A notes, the lesser of:

    —the amount of the deficiency *times* the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the BAseries for such month, and

    —an amount equal to the Class A Unused Subordinated Amount of Class C notes *plus* the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the first and second clauses above);

101

- **fourth**, for each month, if BAseries Available Funds are insufficient to pay the portion of the master trust II servicing fee allocable to the BAseries, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month *minus* the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first, second and third clauses above) will be paid to the servicer in an amount equal to, and allocated to each tranche of Class B notes *pro rata* based on, in the case of each such tranche of Class B notes, the lesser of:

  —the amount of the deficiency *times* the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the BAseries for such month, and

  —an amount equal to the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the preceding clauses);

- **fifth**, to make the targeted deposits to the principal funding account as described below under "*—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*;" and

- **sixth**, to the issuing entity for reinvestment in the Investor Interest of Series 2001-D.

See the chart titled "*Application of BAseries Available Principal Amounts*" after the "*Prospectus Summary*" for a depiction of the application of BAseries Available Principal Amounts.

A tranche of notes for which credit card receivables have been sold by master trust II as described in "*—Sale of Credit Card Receivables*" below will not be entitled to receive any further allocations of BAseries Available Funds or BAseries Available Principal Amounts.

The Investor Interest of Series 2001-D is determined in part by the sum of the nominal liquidation amounts of each tranche of notes issued by the issuing entity and outstanding and, therefore, will be reduced by the amount of BAseries Available Principal Amounts used to make deposits into the interest funding account, payments to the servicer and deposits into the principal funding account. If the Investor Interest of Series 2001-D is reduced because BAseries Available Principal Amounts have been used to make deposits into the interest funding account or payments to the servicer or because of charge-offs due to uncovered Investor Default Amounts, the amount of Available Funds and Available Principal Amounts allocated to the collateral certificate and the amount of BAseries Available Funds and BAseries Available Principal Amounts will be reduced unless the reduction in the Investor Interest is reimbursed from amounts described above in the fourth item in "*—Application of BAseries Available Funds*."

Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of "*—Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes.

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of "—*Application of BAseries Available Principal Amounts*" which does not reduce the nominal liquidation amount of Class C notes pursuant to the preceding paragraph will reduce the nominal liquidation amount of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes, and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class B notes as described in the second clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes.

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the third clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes (after giving effect to the preceding paragraphs).

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the third clause of "—*Application of BAseries Available Principal Amounts*" which does not reduce the nominal liquidation amount of Class C notes as described above will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (after giving effect to the preceding paragraphs), and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the fourth clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes.

Subject to the following paragraph, each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described above will reduce the nominal liquidation amount of each tranche of the Class B notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class B notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class B notes below zero will be reallocated to the remaining tranches of Class B notes in the manner set forth in this paragraph.

Each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described in the preceding paragraph may be reallocated to the Class C notes and such reallocation will reduce the nominal liquidation amount of the Class C notes. However, the amount of such reallocation from each tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes.

Each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class C notes as described above will reduce the nominal liquidation amount of

each tranche of the Class C notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class C notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class C notes below zero will be reallocated to the remaining tranches of Class C notes in the manner set forth in this paragraph.

None of such reallocations will reduce the nominal liquidation amount of any tranche of Class B or Class C notes below zero.

For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by the amount of reductions which are allocated or reallocated to that tranche less the amount of reductions which are reallocated from that tranche to notes of a subordinated class.

Limit on Allocations of BAseries Available Principal Amounts and BAseries Available Funds

Each tranche of notes will be allocated BAseries Available Principal Amounts and BAseries Available Funds solely to the extent of its nominal liquidation amount. Therefore, if the nominal liquidation amount of any tranche of notes has been reduced due to reallocations of BAseries Available Principal Amounts to cover payments of interest or the master trust II servicing fee or due to charge-offs for uncovered Investor Default Amounts, such tranche of notes will not be allocated BAseries Available Principal Amounts or BAseries Available Funds to the extent of such reductions. However, any funds in the applicable principal funding subaccount, any funds in the applicable interest funding subaccount, any amounts payable from any applicable derivative agreement, any funds in the applicable accumulation reserve subaccount, and in the case of Class C notes, any funds in the applicable Class C reserve subaccount, will still be available to pay principal of and interest on that tranche of notes. If the nominal liquidation amount of a tranche of notes has been reduced due to reallocation of BAseries Available Principal Amounts to pay interest on senior classes of notes or the master trust II servicing fee, or due to charge-offs for uncovered Investor Default Amounts, it is possible for that tranche's nominal liquidation amount to be increased by allocations of BAseries Available Funds. However, there are no assurances that there will be any BAseries Available Funds for such allocations.

Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account

The amount targeted to be deposited into the principal funding account in any month will be the highest of the following amounts. However, no amount will be deposited into the principal funding subaccount for any subordinated note unless following such deposit the remaining available subordinated amount is equal to the aggregate unused subordinated amount for all outstanding senior notes.

- *Principal Payment Date.* For the month before any principal payment date of a tranche of notes, the deposit targeted for that tranche of notes for that month is equal to the nominal liquidation amount of that tranche of notes as of the close of business on the last day of such month, determined after giving effect to any charge-offs for uncovered Investor Default Amounts and any reallocations, payments or deposits of BAseries Available Principal Amounts occurring on the following Transfer Date.

- *Budgeted Deposits.* For each month beginning with the twelfth month before the expected principal payment date of that tranche of notes, the deposit targeted to be made into the principal funding subaccount for that tranche of notes will be one-twelfth of the expected outstanding dollar principal amount of that tranche of notes as of its expected principal payment date.

- The issuing entity may postpone the date of the targeted deposits described in the previous sentence. If the issuing entity determines that fewer months than expected would be required to accumulate BAseries Available Principal Amounts necessary to pay a tranche of notes on its expected principal payment date, using conservative historical information about payment rates of principal receivables under master trust II and after taking into account all of the other expected payments of principal of master trust II investor certificates and notes to be made in the next twelve months, then the start of the targeted deposits may be postponed each month by one month, with proportionately larger targeted deposits for each month of postponement.

- *Prefunding of the Principal Funding Account for Senior Classes.* If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class C notes will occur at a time when the payment or deposit of all or part of that tranche of Class C notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes or Class B notes, the targeted deposit amount for the Class A notes and Class B notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes and Class B notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class C notes.

- If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class B notes will occur at a time when the payment or deposit of all or part of that tranche of Class B notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes, the targeted deposit amount for the Class A notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class B notes.

- Prefunding of the principal funding subaccount for the senior tranches of the BAseries will continue until:

  —enough senior notes are repaid so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes;

  —new subordinated notes are issued so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes; or

  —the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes.

  For purposes of calculating the prefunding requirements, the required subordinated amount of a tranche of a senior class of notes of the BAseries will be calculated as described under "*The Notes—Required Subordinated Amount*" based on its Adjusted Outstanding Dollar Principal Amount on such date. However, if any early redemption event has occurred relating to the subordinated notes or if the usage of the subordinated notes relating to such senior notes is greater than zero, the required subordinated amount will be calculated based on the Adjusted Outstanding Dollar Principal Amount of such tranche as of the close of business on the day immediately preceding the occurrence of such early redemption event or the date on which the usage of the subordinated notes exceeds zero.

When the prefunded amounts are no longer necessary, they will be withdrawn from the principal funding account and applied in accordance with the description under "—*Withdrawals from Principal Funding Account—Withdrawals of Prefunded Amounts*." The nominal liquidation amount of the prefunded tranches will be increased by the amount removed from the principal funding account.

If any tranche of senior notes becomes payable as a result of an early redemption event, event of default or other optional or mandatory redemption, or upon reaching its expected principal payment date, any prefunded amounts on deposit in its principal funding subaccount will be paid to noteholders of that tranche and deposits to pay the notes will continue as necessary to pay that tranche.

• *Event of Default, Early Redemption Event or Other Optional or Mandatory Redemption*. If any tranche of notes has been accelerated after the occurrence of an event of default during that month, or an early redemption event or other optional or mandatory redemption has occurred relating to any tranche of notes, the deposit targeted for that tranche of notes for that month and each following month will equal the nominal liquidation amount of that tranche of notes as of the close of business on the last day of the preceding month, determined after giving effect to reallocations, payments or deposits occurring on the Transfer Date for that month.

• *Amounts Owed to Derivative Counterparties*. If a tranche of U.S. dollar notes or foreign currency notes that has a Performing or non-Performing derivative agreement for principal that provides for a payment to the applicable derivative counterparty, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the BAseries indenture supplement.

Allocation to Principal Funding Subaccounts

BAseries Available Principal Amounts, after any reallocation to cover BAseries Available Funds shortfalls, if any, will be allocated each month, and a portion deposited in the principal funding subaccount established for each tranche of notes, as follows:

• *BAseries Available Principal Amounts Equal Targeted Amounts*. If BAseries Available Principal Amounts remaining after giving effect to clauses one through four under "—*Application of BAseries Available Principal Amounts*" are equal to the sum of the deposits targeted by each tranche of notes, then the applicable targeted amount will be deposited in the principal funding subaccount established for each tranche.

• BAseries Available Principal Amounts Are Less Than Targeted Amounts. If BAseries Available Principal Amounts remaining after giving effect to clauses one through four under "—*Application of BAseries Available Principal Amounts*" are less than the sum of the deposits targeted by each tranche of notes, then BAseries Available Principal Amounts will be deposited in the principal funding subaccounts for each tranche in the following priority:

—first, the amount available will be allocated to the Class A notes,

—second, the amount available after the application above will be allocated to the Class B notes, and

—<u>third</u>, the amount available after the applications above will be allocated to the Class C notes.

In each case, BAseries Available Principal Amounts allocated to a class will be allocated to each tranche of notes within such class *pro rata* based on the ratio of:

—the amount targeted to be deposited into the principal funding subaccount for the applicable tranche of such class, to

—the aggregate amount targeted to be deposited into the principal funding subaccount for all tranches of such class.

If the restrictions described in "—*Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches*" prevent the deposit of BAseries Available Principal Amounts into the principal funding subaccount of any subordinated note, the aggregate amount of BAseries Available Principal Amounts available to make the targeted deposit for such subordinated tranche will be allocated *first* to the Class A notes and *then* to the Class B notes, in each case *pro rata* based on the dollar amount of subordinated notes required to be outstanding for the related senior notes. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account.*"

<u>Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches</u>

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes. No BAseries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class B notes unless, following such deposit, the available subordinated amount of Class B notes is at least equal to the required subordinated amount of Class B notes for all outstanding Class A notes *minus* the Class A Usage of Class B Required Subordinated Amount for all Class A notes. For this purpose, the available subordinated amount of Class B notes is equal to the aggregate nominal liquidation amount of all other Class B notes of the BAseries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class B notes and all other Class B notes which have a targeted deposit into the principal funding account for such month.

No BAseries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class C notes unless, following such deposit:

—the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class A notes *minus* the Class A Usage of Class C Required Subordinated Amount for all Class A notes; and

—the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class B notes *minus* the Class B Usage of Class C Required Subordinated Amount for all Class B notes.

For this purpose, the available subordinated amount of Class C notes is equal to the aggregate nominal liquidation amount of all other Class C notes of the BAseries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class C notes and all other Class C notes which have a targeted deposit into the principal funding account for such month.

BAseries Available Principal Amounts will be deposited in the principal funding subaccount of a subordinated note if and only to the extent that such deposit is not contrary to either of the preceding two paragraphs and the prefunding target amount for each senior note is zero.

Limit on Repayments of all Tranches. No amounts on deposit in a principal funding subaccount for any tranche of Class A notes or Class B notes will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the BAseries indenture supplement). In the case of any tranche of Class C notes, no amounts on deposit in a principal funding subaccount or, if applicable, a Class C reserve subaccount for any such tranche will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the BAseries indenture supplement).

Payments Received from Derivative Counterparties for Principal

Unless otherwise specified in the related indenture supplement, dollar payments for principal received under derivative agreements of U.S. dollar notes in the BAseries will be treated as BAseries Available Principal Amounts. Payments received under derivative agreements for principal of foreign currency notes in the BAseries will be applied as specified in the BAseries indenture supplement.

Deposits of Withdrawals from the Class C Reserve Account to the Principal Funding Account

Withdrawals from any Class C reserve subaccount will be deposited into the applicable principal funding subaccount for the applicable tranche of Class C notes to the extent described under "—*Withdrawals from the Class C Reserve Account*."

Withdrawals from Interest Funding Subaccounts

After giving effect to all deposits of funds to the interest funding account in a month, the following withdrawals from the applicable interest funding subaccount may be made, to the extent funds are available, in the applicable interest funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

- *Withdrawals for U.S. Dollar Notes*. On each applicable interest payment date for each tranche of U.S. dollar notes, an amount equal to interest due on the applicable tranche of notes on the applicable interest payment date (including any overdue interest payments and additional interest on overdue interest payments) will be withdrawn from that interest funding subaccount and paid to the applicable paying agent.

- *Withdrawals for Foreign Currency Notes with a Non-Performing Derivative Agreement*. On each applicable interest payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for interest, the amount specified in the BAseries indenture supplement will be withdrawn from that interest funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the applicable spot exchange rate and remitted to the applicable paying agent.

- *Withdrawals for Payments to Derivative Counterparties*. On each date on which a payment is required under the applicable derivative agreement, for any tranche of notes that has a Performing or non-Performing derivative agreement for interest, an amount equal to the

amount of the payment to be made under the applicable derivative agreement (including, if applicable, any overdue payment and any additional interest on overdue payments) will be withdrawn from that interest funding subaccount and paid in accordance with the BAseries indenture supplement.

If the aggregate amount available for withdrawal from an interest funding subaccount is less than all withdrawals required to be made from that subaccount in a month after giving effect to all deposits, then the amounts on deposit in that interest funding subaccount will be withdrawn and, if payable to more than one person, applied *pro rata* based on the amounts of the withdrawals required to be made. After payment in full of any tranche of notes, any amount remaining on deposit in the applicable interest funding subaccount will be *first* applied to cover any interest funding subaccount shortfalls for other tranches of notes in the manner described in "—*Allocation to Interest Funding Subaccounts*," *second* applied to cover any principal funding subaccount shortfalls in the manner described in "—*Allocation to Principal Funding Subaccounts*," and *third* paid to the issuing entity.

Withdrawals from Principal Funding Account

After giving effect to all deposits of funds to the principal funding account in a month, the following withdrawals from the applicable principal funding subaccount will be made to the extent funds are available in the applicable principal funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

- *Withdrawals for U.S. Dollar Notes with no Derivative Agreement for Principal.* On each applicable principal payment date, for each tranche of U.S. dollar notes that has no derivative agreement for principal, an amount equal to the principal due on the applicable tranche of notes on the applicable principal payment date will be withdrawn from the applicable principal funding subaccount and paid to the applicable paying agent.

- *Withdrawals for U.S. Dollar or Foreign Currency Notes with a Performing Derivative Agreement for Principal.* On each date on which a payment is required under the applicable derivative agreement for any tranche of U.S. dollar or foreign currency notes that has a Performing derivative agreement for principal, an amount equal to the amount of the payment to be made under the applicable derivative agreement will be withdrawn from the applicable principal funding subaccount and paid to the applicable derivative counterparty. The issuing entity will direct the applicable derivative counterparty to remit its payments under the applicable derivative agreement to the applicable paying agent.

- *Withdrawals for Foreign Currency Notes with a non-Performing Derivative Agreement for Principal.* On each principal payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for principal, an amount equal to the amount specified in the applicable indenture supplement will be withdrawn from that principal funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the prevailing spot exchange rate and paid to the applicable paying agent.

- *Withdrawals for U.S. Dollar Notes with a non-Performing Derivative Agreement for Principal.* On each principal payment date for a tranche of U.S. dollar notes with a non-Performing derivative agreement for principal, the amount specified in the applicable indenture supplement will be withdrawn from the applicable principal funding subaccount and paid to the applicable paying agent.

- *Withdrawals of Prefunded Amounts.* If prefunding of the principal funding subaccounts for senior classes of notes is no longer necessary as a result of payment of senior notes or issuance of additional subordinated notes, as described under "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*," the prefunded amounts will be withdrawn from the principal funding account and *first*, allocated among and deposited to the principal funding subaccounts of the Class A notes up to the amount then targeted to be on deposit in such principal funding subaccount; *second*, allocated among and deposited to the principal funding subaccounts of the Class B notes up to the amount then targeted to be on deposit in such principal funding subaccount; *third*, allocated among and deposited to the principal funding subaccount of the Class C notes up to the amount then targeted to be on deposit in such principal funding subaccount; and *fourth*, any remaining amounts paid to master trust II to increase the Investor Interest of Series 2001-D.

- *Withdrawals on the Legal Maturity Date.* On the legal maturity date of any tranche of notes, amounts on deposit in the principal funding subaccount of such tranche may be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche.

If the aggregate amount available for withdrawal from a principal funding subaccount for any tranche of notes is less than all withdrawals required to be made from that principal funding subaccount for that tranche in a month, then the amounts on deposit will be withdrawn and applied *pro rata* based on the amounts of the withdrawals required to be made. Upon payment in full of any tranche of notes, any remaining amount on deposit in the applicable principal funding subaccount will be *first* applied to cover any interest funding subaccount shortfalls for other tranches of notes, *second* applied to cover any principal funding subaccount shortfalls, and *third* paid to the issuing entity.

Targeted Deposits to the Class C Reserve Account

The Class C reserve account will be funded on each Transfer Date, as necessary, from BAseries Available Funds as described under "—*Application of BAseries Available Funds*." The aggregate deposit targeted to be made to the Class C reserve account in each month will be the sum of the Class C reserve subaccount deposits targeted to be made for each tranche of Class C notes as required under the BAseries indenture supplement.

If the aggregate deposit made to the Class C reserve account is less than the sum of the targeted deposits for each tranche of Class C notes, then the amount available will be allocated to each tranche of Class C notes up to the targeted deposit *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount of that tranche for such month to the Weighted Average Available Funds Allocation Amount of all tranches of Class C notes for such month that have a targeted amount to be deposited in their Class C reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those Class C reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Class C Reserve Account

Withdrawals will be made from the Class C reserve account in the amount and manner required under the BAseries indenture supplement.

Unless otherwise determined in connection with the issuance of a tranche of Class C notes, withdrawals will be made from the Class C reserve subaccounts, but in no event more than the amount on deposit in the applicable Class C reserve subaccount, in the following order:

- *Payments of Interest and Payments Relating to Derivative Agreements for Interest.* If the amount on deposit in the interest funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable interest funding subaccount.

- *Payments of Principal and Payments Relating to Derivative Agreements for Principal.* If, on and after the earliest to occur of (i) the date on which any tranche of Class C notes is accelerated pursuant to the indenture following an event of default relating to such tranche, (ii) any date on or after the Transfer Date immediately preceding the expected principal payment date on which the amount on deposit in the principal funding subaccount for any tranche of Class C notes *plus* the aggregate amount on deposit in the Class C reserve subaccount for such tranche of Class C notes equals or exceeds the outstanding dollar principal amount of such Class C notes and (iii) the legal maturity date for any tranche of Class C notes, the amount on deposit in the principal funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable principal funding subaccount.

- *Excess Amounts.* If on any Transfer Date the aggregate amount on deposit in any Class C reserve subaccount is greater than the amount required to be on deposit in the applicable Class C reserve subaccount and such Class C notes have not been accelerated, the excess will be withdrawn and first allocated among and deposited to the other Class C reserve subaccounts in a manner similar to that described in the second paragraph of "—*Targeted Deposits to the Accumulation Reserve Account*" and then paid to the issuing entity. In addition, after payment in full of any tranche of Class C notes, any amount remaining on deposit in the applicable Class C reserve subaccount will be applied in accordance with the preceding sentence.

Targeted Deposits to the Accumulation Reserve Account

If more than one budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will be funded for such tranche no later than three months prior to the date on which a budgeted deposit is first targeted for such tranche as described under "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account.*" If a single budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will not be funded for such tranche. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes. The accumulation reserve subaccount for a tranche of notes requiring more than one budgeted deposit will be funded on each following Transfer Date, as necessary, from BAseries Available Funds as described under "—*Application of BAseries Available Funds.*" The aggregate deposit targeted to be made to the accumulation reserve account in each month, if applicable, will be the sum of the accumulation reserve subaccount deposits targeted to be made for each tranche of notes.

If the aggregate amount of BAseries Available Funds available for deposit to the accumulation reserve account is less than the sum of the targeted deposits for each tranche of notes, then the amount available will be allocated to each tranche of notes up to the targeted deposit *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche for that month to the Weighted Average Available Funds Allocation Amount for all tranches of notes that have a targeted deposit to their accumulation reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those accumulation reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Accumulation Reserve Account

Withdrawals will be made from the accumulation reserve subaccounts, but in no event more than the amount on deposit in the applicable accumulation reserve subaccount, in the following order:

- *Interest*. On or prior to each Transfer Date, the issuing entity will calculate for each tranche of notes the amount of any shortfall of net investment earnings for amounts on deposit in the principal funding subaccount for that tranche (other than prefunded amounts) over the amount of interest that would have accrued on such deposit if that tranche had borne interest at the applicable note interest rate (or other rate specified in the BAseries indenture supplement) for the prior month. If there is any such shortfall for that Transfer Date, or any unpaid shortfall from any earlier Transfer Date, the issuing entity will withdraw the sum of those amounts from the accumulation reserve subaccount, to the extent available, for treatment as BAseries Available Funds for such month.

- *Payment to Issuing Entity*. Upon payment in full of any tranche of notes, any amount on deposit in the applicable accumulation reserve subaccount will be paid to the issuing entity.

Final Payment of the Notes

Noteholders are entitled to payment of principal in an amount equal to the outstanding dollar principal amount of their respective notes. However, BAseries Available Principal Amounts will be allocated to pay principal on the notes only up to their nominal liquidation amount, which will be reduced for charge-offs due to uncovered Investor Default Amounts and reallocations of BAseries Available Principal Amounts to pay interest on senior classes of notes or a portion of the master trust II servicing fee allocable to such notes. In addition, if a sale of receivables occurs, as described in "—*Sale of Credit Card Receivables*," the amount of receivables sold will be limited to the nominal liquidation amount of, *plus* any accrued, past due or additional interest on, the related tranche of notes. If the nominal liquidation amount of a tranche has been reduced, noteholders of such tranche will receive full payment of principal only to the extent proceeds from the sale of receivables are sufficient to pay the full principal amount, amounts are received from an applicable derivative agreement or amounts have been previously deposited in an issuing entity account for such tranche of notes.

On the date of a sale of receivables, the proceeds of such sale will be available to pay the outstanding dollar principal amount of, *plus* any accrued, past due and additional interest on, that tranche.

A tranche of notes will be considered to be paid in full, the holders of those notes will have no further right or claim to, and the issuing entity will have no further obligation or liability for, principal or interest, on the earliest to occur of:

- the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on that tranche of notes;

- the date on which the outstanding dollar principal amount of that tranche of notes is reduced to zero, and all accrued, past due or additional interest on that tranche of notes is paid in full;

- the legal maturity date of that tranche of notes, after giving effect to all deposits, allocations, reallocations, sales of credit card receivables and payments to be made on that date; or

- the date on which a sale of receivables has taken place for such tranche, as described in "—*Sale of Credit Card Receivables*."

Pro Rata Payments Within a Tranche

All notes of a tranche will receive payments of principal and interest *pro rata* based on the stated principal amount of each note in that tranche.

Shared Excess Available Funds

The BAseries is included in "Group A." In addition to the BAseries, the issuing entity may issue other series of notes that are included in Group A. BAseries Available Funds for any month remaining after making the seventh application described under "—*Application of BAseries Available Funds*" will be available for allocation to other series of notes in Group A. Such excess including excesses, if any, from other series of notes in Group A, called shared excess available funds, will be allocated to cover certain shortfalls in Available Funds for the series in Group A, if any, which have not been covered out of Available Funds allocable to such series. If these shortfalls exceed shared excess available funds for any month, shared excess available funds will be allocated *pro rata* among the applicable series in Group A based on the relative amounts of those shortfalls in Available Funds. To the extent that shared excess available funds exceed those shortfalls, the balance will be paid to the issuing entity. For the BAseries, shared excess available funds, to the extent available and allocated to the BAseries, will cover shortfalls in the first four applications described in "—*Application of BAseries Available Funds*."

Issuing Entity Accounts

The issuing entity has established a collection account for the purpose of receiving payments of finance charge collections and principal collections and other amounts from master trust II payable under the collateral certificate.

The issuing entity may direct the indenture trustee to establish and maintain in the name of the indenture trustee supplemental accounts for any series, class or tranche of notes for the benefit of the related noteholders.

Each month, distributions on the collateral certificate will be deposited into one or more supplemental accounts, to make payments of interest on and principal of the notes, to make payments under any applicable derivative agreements, and for the other purposes determined in connection with the issuance of the applicable notes.

The supplemental accounts described in this section are referred to as issuing entity accounts. Amounts maintained in issuing entity accounts may only be invested by the indenture trustee at the written direction of the issuing entity, without independent verification of its authority, in Permitted Investments.

Each month, distributions on the collateral certificate will be deposited into the collection account, and then allocated to each series of notes (including the BAseries), and then allocated to the

applicable series principal funding account, the interest funding account, the accumulation reserve account, the Class C reserve account and any other supplemental account, to make payments under any applicable derivative agreements and additionally as specified in "—*Deposit and Application of Funds*."

For the BAseries notes, the issuing entity will also establish a principal funding account, an interest funding account and an accumulation reserve account for the benefit of the BAseries, which will have subaccounts for each tranche of notes of the BAseries, and a Class C reserve account, which will have subaccounts for each tranche of Class C notes of the BAseries.

For the BAseries funds on deposit in the principal funding account and the interest funding account will be used to make payments of principal of and interest on the BAseries notes when such payments are due. Payments of interest and principal will be due in the month when the funds are deposited into the accounts, or in later months. If interest on a note is not scheduled to be paid every month—for example, if interest on that note is payable quarterly, semiannually or at another interval less frequently than monthly—the issuing entity will deposit accrued interest amounts funded from BAseries Available Funds into the interest funding subaccount for that note to be held until the interest is due. See "—*Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Funds to the Interest Funding Account*."

If the issuing entity anticipates that BAseries Available Principal Amounts will not be enough to pay the stated principal amount of a note on its expected principal payment date, the issuing entity may begin to apply BAseries Available Principal Amounts in months before the expected principal payment date and deposit those funds into the principal funding subaccount established for that tranche to be held until the expected principal payment date of that note. However, since funds in the principal funding subaccount for tranches of subordinated notes will not be available for credit enhancement for any senior classes of notes, BAseries Available Principal Amounts will not be deposited into the principal funding subaccount for a tranche of subordinated notes if such deposit would reduce the available subordination below the required subordination.

If the earnings on funds in the principal funding subaccount are less than the interest payable on the portion of principal in the principal funding subaccount for the applicable tranche of notes, the amount of such shortfall will be withdrawn from the accumulation reserve account to the extent available, unless the amounts on deposit in the principal funding subaccount are prefunded amounts, in which case additional finance charge collections will be allocable to the collateral certificate and the BAseries and will be treated as BAseries Available Funds as described under "*Deposit and Application of Funds for the BAseries—BAseries Available Funds*" and "*Master Trust II—Application of Collections*" in this prospectus.

Derivative Agreements

Some notes may have the benefits of one or more derivative agreements, such as an interest rate swap, a cap (obligating a derivative counterparty to pay all interest in excess of a specified percentage rate), or a collar (obligating a derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate) with various counterparties. In general, the issuing entity will receive payments from counterparties to the derivative agreements in exchange for the issuing entity's payments to them, to the extent required under the derivative agreements. Payments received from derivative counterparties with respect to interest payments on dollar notes in a series, class or tranche will generally be treated as Available Funds for such series, class or tranche. Funding or its affiliates may be derivative counterparties for any series, class or tranche of notes. [See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the material terms of the derivative agreement for the Class [•](201[•]-[•]) notes.]

Sale of Credit Card Receivables

In addition to a sale of receivables following an insolvency of Funding, if a series, class or tranche of notes has an event of default and is accelerated before its legal maturity date, master trust II will sell credit card receivables, or interests therein, if the conditions described in "*The Indenture—Events of Default*" and "*—Events of Default Remedies*" are satisfied, and for subordinated notes of a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. This sale will take place at the direction of the indenture trustee or at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that series, class or tranche.

Any sale of receivables for a subordinated tranche of notes in a multiple tranche series may be delayed until the senior classes of notes of the same series are prefunded, enough notes of senior classes are repaid, or new subordinated notes have been issued, in each case, to the extent that the subordinated tranche is no longer needed to provide the required subordination for the senior notes of that series. In a multiple tranche series, if a senior tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to subordination from subordinated classes of notes of the same series.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such sale will be immediately paid to the noteholders of the related tranche.

The amount of credit card receivables sold will be up to the nominal liquidation amount of, *plus* any accrued, past due and additional interest on, the related notes. The nominal liquidation amount of such notes will be automatically reduced to zero upon such sale. No more Available Principal Amounts or Available Funds will be allocated to those notes. Noteholders will receive the proceeds of such sale in an amount not to exceed the outstanding principal amount of, *plus* any past due, accrued and additional interest on, such notes. Such notes are no longer outstanding under the indenture once the sale occurs.

After giving effect to a sale of receivables for a series, class or tranche of notes, the amount of proceeds on deposit in a principal funding account or subaccount may be less than the outstanding dollar principal amount of that series, class or tranche. This deficiency can arise because the nominal liquidation amount of that series, class or tranche was reduced before the sale of receivables or because the sale price for the receivables was less than the outstanding dollar principal amount and accrued, past due and additional interest. These types of deficiencies will not be reimbursed.

Sale of Credit Card Receivables for BAseries Notes

Credit card receivables may be sold upon the insolvency of Funding, upon an event of default and acceleration relating to a tranche of notes, and on the legal maturity date of a tranche of notes. See "*The Indenture—Events of Default*" and "*Master Trust II—Pay Out Events*" in this prospectus.

If a tranche of notes has an event of default and is accelerated before its legal maturity date, master trust II may sell credit card receivables in an amount up to the nominal liquidation amount of the affected tranche *plus* any accrued, past due or additional interest on the affected tranche if the conditions described in "*The Indenture—Events of Default Remedies*" are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that tranche. However, a sale will only be permitted if at least one of the following conditions is met:

- the holders of 90% of the aggregate outstanding dollar principal amount of the accelerated tranche of notes consent;

- the net proceeds of such sale (*plus* amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all amounts due on the accelerated tranche of notes; or

- if the indenture trustee determines that the funds to be allocated to the accelerated tranche of notes, including BAseries Available Funds and BAseries Available Principal Amounts allocable to the accelerated tranche of notes, payments to be received from any applicable derivative agreement and amounts on deposit in the applicable subaccounts, may not be sufficient on an ongoing basis to make all payments on the accelerated tranche of notes as such payments would have become due if such obligations had not been declared due and payable, and 66⅔% of the noteholders of the accelerated tranche of notes consent to the sale.

Any sale of receivables for a subordinated tranche of notes will be delayed if the subordination provisions prevent payment of the accelerated tranche until a sufficient amount of senior classes of notes are prefunded, or a sufficient amount of senior notes have been repaid, or a sufficient amount of subordinated tranches have been issued, in each case, to the extent that the accelerated tranche of notes is no longer needed to provide the required subordination for the senior classes.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date (after giving effect to any allocations, deposits and distributions to be made on such date), the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such a sale will be immediately paid to the noteholders of the related tranche.

The amount of credit card receivables sold will be up to the nominal liquidation amount of, *plus* any accrued, past due and additional interest on, the tranches of notes that directed the sale to be made. The nominal liquidation amount of any tranche of notes that directed the sale to be made will be automatically reduced to zero upon such sale. After such sale, no more BAseries Available Principal Amounts or BAseries Available Funds will be allocated to that tranche.

If a tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to credit enhancement from subordinated classes of notes of the same series. Tranches of notes that have directed sales of credit card receivables are not outstanding under the indenture.

After giving effect to a sale of receivables for a tranche of notes, the amount of proceeds may be less than the outstanding dollar principal amount of that tranche. This deficiency can arise because of a Nominal Liquidation Amount Deficit or if the sale price for the receivables was less than the outstanding dollar principal amount. These types of deficiencies will not be reimbursed unless, in the case of Class C notes only, there are sufficient amounts in the related Class C reserve subaccount.

Any amount remaining on deposit in the interest funding subaccount for a tranche of notes that has received final payment as described in "—*Deposit and Application of Funds for the BAseries—Final Payment of the Notes*" and that has caused a sale of receivables will be treated as BAseries Available Funds and be allocated as described in "—*Application of BAseries Available Funds.*"

Limited Recourse to the Issuing Entity; Security for the Notes

Only the portion of Available Funds and Available Principal Amounts allocable to a series, class or tranche of notes after giving effect to all allocations and reallocations thereof, funds on deposit in the applicable issuing entity accounts, any applicable derivative agreement and proceeds of sales of credit card receivables provide the source of payment for principal of or interest on any series, class or tranche of notes. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each series, class or tranche of notes is entitled to the benefits of only that portion of those assets allocated to it under the indenture and the related indenture supplement. See "*The Indenture—Issuing Entity Covenants*" and "*Master Trust II—Representations and Warranties*" for a discussion of covenants regarding the perfection of security interests. Each series, class or tranche of notes is also secured by a security interest in any applicable supplemental account and any applicable derivative agreement.

Series 2001-D, and therefore the collateral certificate, is allocated a portion of collections of finance charge receivables, collections of principal receivables, its share of the payment obligation on the master trust II servicing fee and its share of defaults on principal receivables in master trust II based on the investor percentage. The BAseries and the other series of notes are secured by a shared security interest in the collateral certificate and the collection account of the issuing entity, but each series of notes (including the BAseries) is entitled to the benefits of only that portion of those assets allocable to it under the indenture and the applicable indenture supplement. Therefore, only a portion of the collections allocated to the collateral certificate are available to the BAseries. Similarly, BAseries notes are entitled only to their allocable share of BAseries Available Funds, BAseries Available Principal Amounts, amounts on deposit in the applicable issuing entity accounts, any payments received from derivative counterparties (to the extent not included in BAseries Available Funds) and proceeds of the sale of credit card receivables by master trust II. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

Each tranche of notes of the BAseries is entitled to the benefits of only that portion of the issuing entity's assets allocated to that tranche under the indenture and the BAseries indenture supplement. Each tranche of notes is also secured by a security interest in the applicable principal funding subaccount, the applicable interest funding subaccount, the applicable accumulation reserve subaccount, in the case of a tranche of Class C notes, the applicable Class C reserve subaccount and any other applicable supplemental account, and by a security interest in any applicable derivative agreement.

The Indenture

The Class [•](201[•]-[•]) notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under "*The Notes*" in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements.

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*" for a description of The Bank of New York Mellon.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee's limited responsibilities include the following:

- to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

- to authenticate, deliver, cancel and otherwise administer the notes;

- to maintain custody of the collateral certificate pursuant to the terms of the indenture;

- to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;

- to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

- to invest funds in the issuing entity accounts at the direction of the issuing entity;

- to represent the noteholders in interactions with clearing agencies and other similar organizations;

- to distribute and transfer funds at the direction of the issuing entity, as applicable, in accordance with the terms of the indenture;

- to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

- to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the collateral certificate. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Permitted Investments.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a prudent man would exercise in the conduct of his own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See "*The Indenture—Events of Default Remedies*." The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

- demand immediate payment by the issuing entity of all principal and accrued interest on the notes;

- enhance monitoring of the securitization;

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- protect the interests of the noteholders in the collateral certificate or the receivables in a bankruptcy or insolvency proceeding;

- prepare and send timely notice to noteholders of the event of default;

- institute judicial proceedings for the collection of amounts due and unpaid;

- rescind and annul a declaration of acceleration of the notes by the noteholders following an event of default; and

- cause master trust II to sell credit card receivables (see "*Sources of Funds to Pay the Notes— Sale of Credit Card Receivables*").

Following an event of default, the majority holders of any series, class or tranche of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of the majority holders only if it determines that: (1) the action so directed is unlawful or conflicts with the indenture, (2) the action so directed would involve it in personal liability, or (3) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the administration of the issuing entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See "*The Indenture—Events of Default Remedies*."

The indenture trustee may resign at any time. The indenture trustee may be removed from any series, class or tranche of notes at any time by majority of the noteholders of that series, class or tranche. The issuing entity may also remove the indenture trustee if, among other things, the indenture trustee is no longer eligible to act as trustee under the indenture or if the indenture trustee becomes insolvent. In all circumstances, the issuing entity must appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor trustee must (1) be a corporation organized and doing business under the laws of the United States of America or of any state, (2) be authorized under such laws to exercise corporate trust powers, (3) have a combined capital and surplus of at least $50,000,000, subject to supervision or examination by federal or state authority, and (4) have a rating of at least BBB- by Standard & Poor's and at least BBB by Fitch. The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Owner Trustee

Wilmington Trust Company, a Delaware corporation with trust powers, is the owner trustee for the issuing entity. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust*" for a description of the ministerial nature of the owner trustee's

duties and "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Wilmington Trust Company*" for a description of Wilmington Trust Company.

The owner trustee will be indemnified from and against all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, investigations, proceedings, costs, expenses or disbursements of any kind arising out of, among other things, the trust agreement or any other related documents (or the enforcement thereof), the administration of the issuing entity's assets or the action or inaction of the owner trustee under the trust agreement, except for (1) its own willful misconduct, bad faith or negligence, or (2) the inaccuracy of certain of its representations and warranties in the trust agreement.

The owner trustee may resign at any time by giving 30 days' prior written notice to the beneficiary. The owner trustee may also be removed as owner trustee if it becomes insolvent, it is no longer eligible to act as owner trustee under the trust agreement or by a written instrument delivered by the beneficiary to the owner trustee. The beneficiary must appoint a successor owner trustee. If a successor owner trustee has not been appointed within 30 days after giving notice of resignation or removal, the owner trustee or the beneficiary may apply to any court of competent jurisdiction to appoint a successor owner trustee. This court-appointed owner trustee will only act in such capacity until the time, if any, as a successor owner trustee is appointed by the beneficiary.

Any owner trustee will at all times (1) be a trust company or a banking corporation under the laws of its state of incorporation or a national banking association, having all corporate powers and all material government licenses, authorization, consents and approvals required to carry on a trust business in the State of Delaware, (2) comply with the relevant provisions of the Delaware Statutory Trust Act, (3) have a combined capital and surplus of not less than $50,000,000 (or have its obligations and liabilities irrevocably and unconditionally guaranteed by an affiliated person having a combined capital and surplus of at least $50,000,000), and (4) have (or have a parent which has) a rating of at least Baa3 by Moody's, at least BBB- by Standard & Poor's or, if not rated, otherwise satisfactory to each rating agency rating the outstanding notes. The owner trustee or the beneficiary may also deem it necessary or prudent to appoint a co-trustee or separate owner trustee for the owner trustee under the trust agreement.

Issuing Entity Covenants

The issuing entity will not, among other things:

- claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law,

- voluntarily dissolve or liquidate, or

- permit (A) the validity or effectiveness of the indenture to be impaired, or permit the lien created by the indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien created by the indenture) to be created on or extend to or otherwise arise upon or burden the collateral securing the notes or proceeds thereof, or (C) the lien of the indenture not to constitute a valid first priority security interest in the collateral securing the notes.

The issuing entity may not engage in any activity other than the activities described in "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA*

Credit Card Trust" in this prospectus. The issuing entity will not incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the notes.

The issuing entity will also covenant that if:

- the issuing entity defaults in the payment of interest on any series, class or tranche of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or

- the issuing entity defaults in the payment of the principal of any series, class or tranche of notes on its legal maturity date,

and any such default continues beyond any specified period of grace provided for such series, class or tranche of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee, for the benefit of the holders of any such notes of the affected series, class or tranche, the whole amount then due and payable on any such notes for principal and interest, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Redemption Events

The issuing entity will be required to redeem in whole or in part, to the extent that funds are available for that purpose and, for subordinated notes of a multiple tranche series, to the extent payment is permitted by the subordination provisions of the senior notes of the same series, each affected series, class or tranche of notes upon the occurrence of an early redemption event. Early redemption events include the following:

- for any tranche of notes, the occurrence of such note's expected principal payment date;

- each of the Pay Out Events applicable to Series 2001-D, as described under "*Master Trust II—Pay Out Events*";

- the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended; and

- for any series, class or tranche of notes, any additional early redemption event determined in connection with the issuance of such series, class or tranche of notes, as applicable.

In addition, for a tranche of BAseries notes, if for any date the amount of Excess Available Funds averaged over the three preceding calendar months is less than the Required Excess Available Funds for such date, an early redemption event for that tranche of BAseries notes will occur.

The redemption price of a note so redeemed will be the outstanding principal amount of that note, *plus* accrued, past due and additional interest to but excluding the date of redemption, which will be the next payment date. If the amount of Available Funds and Available Principal Amounts allocable to the series, class or tranche of notes to be redeemed, together with funds on deposit in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount, and any amounts

payable to the issuing entity under any applicable derivative agreement, are insufficient to pay the redemption price in full on the next payment date after giving effect to the subordination provisions and allocations to any other notes ranking equally with that note, monthly payments on the notes to be redeemed will thereafter be made on each principal payment date until the outstanding principal amount of the notes *plus* all accrued, past due and additional interest are paid in full, or the legal maturity date of the notes occurs, whichever is earlier. However, if so specified in the related prospectus, subject to certain exceptions, any notes that have the benefit of a derivative agreement will not be redeemed prior to such notes' expected principal payment date.

No Available Principal Amounts will be allocated to a series, class or tranche of notes with a nominal liquidation amount of zero, even if the stated principal amount of that series, class or tranche has not been paid in full. However, any funds previously deposited in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount and any amounts received from an applicable derivative agreement will still be available to pay principal of and interest on that series, class or tranche of notes. In addition, if Available Funds are available, they can be applied to reimburse reductions in the nominal liquidation amount of that series, class or tranche resulting from reallocations of Available Principal Amounts to pay interest on senior classes of notes or the master trust II servicing fee, or from charge-offs for uncovered Investor Default Amounts.

The issuing entity will give notice to holders of the affected notes before an early redemption date. An early redemption event relating to one series, class or tranche of notes will not necessarily be an early redemption event relating to any other series, class or tranche of notes. The issuing entity will only be required to redeem each series, class or tranche of notes to which the early redemption event relates, and only to the extent described above. For a discussion of the early redemption events applicable to the Class [•](201[•]-[•]) notes, see "*Prospectus Summary—Early Redemption of Notes*."

Events of Default

Each of the following events is an event of default for any affected series, class or tranche of notes:

- for any tranche of notes, the issuing entity's failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;

- for any tranche of notes, the issuing entity's failure to pay the principal amount of such notes on the applicable legal maturity date;

- the issuing entity's default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 60 days after either the indenture trustee or the holders of at least 25% of the aggregate outstanding dollar principal amount of the outstanding notes of the affected series, class or tranche has provided written notice requiring remedy of such breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period;

- the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity; and

- for any series, class or tranche of notes, any additional events of default determined in connection with the issuance of such series, class or tranche of notes, as applicable.

Failure to pay the full stated principal amount of a note on its expected principal payment date will not constitute an event of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default relating to any other series, class or tranche of notes. For a discussion of the events of default applicable to the Class [•](201[•]-[•]) notes, see "*Prospectus Summary—Events of Default*." The remedies available upon the occurrence of an event of default, as described under "*—Events of Default Remedies*," will be available only to a series, class or tranche of notes to which the event of default relates.

Events of Default Remedies

The occurrence of an event of default involving the bankruptcy or insolvency of the issuing entity results in an automatic acceleration of all of the notes. If other events of default occur and are continuing for any series, class or tranche, either the indenture trustee or the holders of more than a majority in aggregate outstanding dollar principal amount of the notes of that series, class or tranche may declare by written notice to the issuing entity the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of a majority in aggregate outstanding dollar principal amount of outstanding notes of that series, class or tranche.

If a series, class or tranche of notes is accelerated before its legal maturity date, the indenture trustee may at any time thereafter, and at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that series, class or tranche at any time thereafter will, direct master trust II to sell credit card receivables, in an amount up to the nominal liquidation amount of the affected series, class or tranche of notes *plus* any accrued, past due and additional interest on the affected series, class or tranche, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," but only if at least one of the following conditions is met:

- the noteholders of 90% of the aggregate outstanding dollar principal amount of the accelerated series, class or tranche of notes consent; or

- the net proceeds of such sale (plus amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all outstanding amounts due on the accelerated series, class or tranche of notes; or

- if the indenture trustee determines that the funds to be allocated to the accelerated series, class or tranche of notes may not be sufficient on an ongoing basis to make all payments on such notes as such payments would have become due if such obligations had not been declared due and payable, and the holders of not less than 66⅔% of the aggregate outstanding dollar principal amount of notes of the accelerated series, class or tranche, as applicable, consent to the sale.

In addition, a sale of receivables following the occurrence of an event of default and acceleration of a subordinated tranche of notes of a multiple tranche series may be delayed as described under "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*" if the payment is not permitted by the subordination provisions of the senior notes of the same series.

If an event of default occurs relating to the failure to pay principal of or interest on a series, class or tranche of notes in full on the legal maturity date, the issuing entity will automatically direct master trust II to sell credit card receivables on that date, as described in "*Sources of Funds to Pay the Notes— Sale of Credit Card Receivables*."

Any money or other property collected by the indenture trustee for a series, class or tranche of notes in connection with a sale of credit card receivables following an event of default will be applied in the following priority, at the dates fixed by the indenture trustee:

- <u>first</u>, to pay all compensation owed to the indenture trustee for services rendered in connection with the indenture, reimbursements to the indenture trustee for all reasonable expenses, disbursements and advances incurred or made in accordance with the indenture, or indemnification of the indenture trustee for any and all losses, liabilities or expenses incurred without negligence or bad faith on its part, arising out of or in connection with its administration of the issuing entity;

- <u>second</u>, to pay the amounts of interest and principal then due and unpaid on the notes of that series, class or tranche; and

- <u>third</u>, any remaining amounts will be paid to the issuing entity.

If a sale of credit card receivables does not take place following an acceleration of a series, class or tranche of notes, then:

- The issuing entity will continue to hold the collateral certificate, and distributions on the collateral certificate will continue to be applied in accordance with the distribution provisions of the indenture and the indenture supplement.

- Principal will be paid on the accelerated series, class or tranche of notes to the extent funds are received from master trust II and available to the accelerated series, class or tranche after giving effect to all allocations and reallocations and payment is permitted by the subordination provisions of the senior notes of the same series.

- If the accelerated notes are a subordinated tranche of notes of a multiple tranche series, and the subordination provisions prevent the payment of the accelerated subordinated tranche, prefunding of the senior classes of that series will begin, as provided in the applicable indenture supplement. Thereafter, payment will be made to the extent provided in the applicable indenture supplement.

- On the legal maturity date of the accelerated notes, if the notes have not been paid in full, the indenture trustee will direct master trust II to sell credit card receivables as provided in the applicable indenture supplement.

The holders of a majority in aggregate outstanding dollar principal amount of any accelerated series, class or tranche of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the direction provided by the noteholders does not conflict with applicable law or the indenture or the related indenture supplement or have a substantial likelihood of involving the indenture trustee in personal liability. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture unless the holders of affected notes offer the indenture trustee reasonable indemnity. Upon acceleration of the maturity of a series, class or

tranche of notes following an event of default, the indenture trustee will have a lien on the collateral for those notes ranking senior to the lien of those notes for its unpaid fees and expenses.

The indenture trustee has agreed, and the noteholders will agree, that they will not at any time institute against the issuing entity, Funding or master trust II any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Meetings

The indenture trustee may call a meeting of the holders of notes of a series, class or tranche at any time. The indenture trustee will call a meeting upon request of the issuing entity or the holders of at least 10% in aggregate outstanding dollar principal amount of the outstanding notes of the series, class or tranche. In any case, a meeting will be called after notice is given to holders of notes in accordance with the indenture.

The quorum for a meeting is a majority of the holders of the outstanding dollar principal amount of the related series, class or tranche of notes, as the case may be, unless a higher percentage is specified for approving action taken at the meeting, in which case the quorum is the higher percentage.

Voting

Any action or vote to be taken by the holders of a majority, or other specified percentage, of any series, class or tranche of notes may be adopted by the affirmative vote of the holders of a majority, or the applicable other specified percentage, of the aggregate outstanding dollar principal amount of the outstanding notes of that series, class or tranche, as the case may be. For a description of the noteholders' actions and voting as they relate to master trust II, see "*Risk Factors—You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal*," "*Master Trust II—Pay Out Events*," "*—Representations and Warranties*," "*—Servicer Default*" and "*—Amendments to the Master Trust II Agreement*."

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series, class or tranche of notes, as the case may be.

Notes held by the issuing entity, Funding or their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Amendments to the Indenture and Indenture Supplements

The issuing entity and the indenture trustee may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholders to provide for the issuance of any series, class or tranche of notes (as described under "*The Notes—Issuances of New Series, Classes and Tranches of Notes*") and to set forth the terms thereof.

In addition, upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "*—Tax Opinions for Amendments*" below, and upon delivery by the issuing entity to the indenture trustee of an officer's certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (i) result in the occurrence of an early

redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the notes, the indenture or any indenture supplement may be amended, supplemented or otherwise modified without the consent of any noteholders to:

- evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;

- add to the covenants of the issuing entity, or have the issuing entity surrender any of its rights or powers under the indenture, for the benefit of the noteholders of any or all series, classes or tranches;

- cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture, or make any other provisions for matters or questions arising under the indenture;

- add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;

- establish any form of note, or to add to the rights of the holders of the notes of any series, class or tranche;

- provide for the acceptance of a successor indenture trustee under the indenture for one or more series, classes or tranches of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

- add any additional early redemption events or events of default relating to the notes of any or all series, classes or tranches;

- provide for the consolidation of master trust II and the issuing entity or the transfer of assets in master trust II to the issuing entity after the termination of all series of master trust II investor certificates (other than Series 2001-D);

- if one or more transferors are added to, or replaced under, the master trust II agreement, or one or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;

- provide for the addition of collateral securing the notes and the issuance of notes backed by any such additional collateral;

- provide for additional or alternative credit enhancement for any tranche of notes; or

- qualify for sale treatment under generally accepted accounting principles.

The indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "—*Tax Opinions for Amendments*" below, for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the

indenture or any indenture supplement, *provided*, *however*, that the issuing entity shall (i) deliver to the indenture trustee and the owner trustee an officer's certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early redemption event or event of default, (b) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the notes, and (ii) receive written confirmation from each rating agency that such amendment will not result in the reduction, qualification or withdrawal of the ratings of any outstanding notes which it has rated.

The issuing entity and the indenture trustee, upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "—*Tax Opinions for Amendments*," may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each rating agency and the consent of the holders of not less than 66⅔% of the outstanding dollar principal amount of each class or tranche of notes affected by that modification or amendment. However, if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series, class or tranche of notes affected by the modification or amendment:

- a change in any date scheduled for the payment of interest on any note, or the expected principal payment date or legal maturity date of any note;

- a reduction of the stated principal amount of, or interest rate on, any note, or a change in the method of computing the outstanding dollar principal amount, the Adjusted Outstanding Dollar Principal Amount, or the nominal liquidation amount in a manner that is adverse to any noteholder;

- an impairment of the right to institute suit for the enforcement of any payment on any note;

- a reduction of the percentage in outstanding dollar principal amount of the notes of any outstanding series, class or tranche, the consent of whose holders is required for modification or amendment of any indenture supplement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;

- a modification of any of the provisions governing the amendment of the indenture, any indenture supplement or the issuing entity's agreements not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;

- permission being given to create any lien or other encumbrance on the collateral securing any notes ranking senior to the lien of the indenture;

- a change in the city or political subdivision so designated for any series, class or tranche of notes where any principal of, or interest on, any note is payable;

- a change in the method of computing the amount of principal of, or interest on, any note on any date; or

- any other amendment other than those explicitly permitted by the indenture without the consent of noteholders.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of a series, class or tranche, may waive, on behalf of the holders of all the notes of that series, class or tranche, compliance by the issuing entity with specified restrictive provisions of the indenture or the related indenture supplement.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of an affected series, class or tranche may, on behalf of all holders of notes of that series, class or tranche, waive any past default under the indenture or the indenture supplement relating to notes of that series, class or tranche. However, the consent of the holders of all outstanding notes of a series, class or tranche is required to waive any past default in the payment of principal of, or interest on, any note of that series, class or tranche or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series, class or tranche.

Tax Opinions for Amendments

No amendment to the indenture, any indenture supplement or the trust agreement will be effective unless the issuing entity has delivered to the indenture trustee, the owner trustee and the rating agencies an opinion of counsel that:

- for federal income tax purposes (1) the amendment will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of investor certificates issued by master trust II, and (3) following the amendment, master trust II will not be an association, or publicly traded partnership, taxable as a corporation; and

- for federal income tax purposes (1) the amendment will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (2) following the amendment, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of any such note.

Addresses for Notices

Notices to holders of the Class [•](201[•]-[•]) notes will be given by mail sent to the addresses of the holders as they appear in the note register.

Issuing Entity's Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement concerning its performance or fulfillment of covenants, agreements or conditions in the indenture as well as the presence or absence of defaults under the indenture.

Indenture Trustee's Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will mail each year to all registered noteholders a report concerning:

- its eligibility and qualifications to continue as trustee under the indenture,

- any amounts advanced by it under the indenture,

- the amount, interest rate and maturity date or indebtedness owing by the issuing entity to it in the indenture trustee's individual capacity,

- the property and funds physically held by it as indenture trustee,

- any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported, and

- any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under the indenture or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes, including the Class [•](201[•]-[•]) notes, and the collateral securing the notes will be filed with the SEC. These reports will be delivered to the master trust II trustee and the indenture trustee, as applicable, on or before each Transfer Date. These reports will not be sent to noteholders. See "*Where You Can Find More Information*" for information as to how these reports may be accessed.

Monthly reports, which will be prepared by BANA as servicer of master trust II, will contain the following information regarding Series 2001-D for the related month:

- the amount of the current monthly distribution which constitutes Available Funds;

- the amount of the current monthly distribution which constitutes principal collections;

- the aggregate amount of principal collections processed during the related monthly period and allocated to Series 2001-D;

- the aggregate amount of collections of finance charge receivables processed during the related monthly period and allocated to Series 2001-D;

- the aggregate amount of principal receivables in master trust II as of the end of the day on the last day of the related monthly period;

- the amount of principal receivables in master trust II represented by the Investor Interest of Series 2001-D as of the end of the day on the last day of the related monthly period;

- the floating allocation investor interest (as defined in the master trust II agreement) as of the end of the day on the last day of the related monthly period;

- the principal allocation investor interest (as defined in the master trust II agreement) as of the end of the day on the last day of the related monthly period;

- the floating investor percentage for Series 2001-D for the related monthly period;

- the principal investor percentage for Series 2001-D for the related monthly period;

- the aggregate amount of shared principal collections applied as available investor principal collections;

- the aggregate amount of outstanding balances in the accounts consisting of the Master Trust II Portfolio which were delinquent as of the end of the day on the last day of the related monthly period;

- the Aggregate Class D Investor Default Amount and the Aggregate Investor Default Amount for the related monthly period;

- the amount of the Investor Servicing Fee payable by master trust II to the servicer for the related monthly period;

- the amount of the Net Servicing Fee payable by master trust II to the servicer for the related monthly period;

- the amount of the servicer interchange payable by master trust II to the servicer for the related monthly period;

- any material breaches of pool asset representations and warranties or transaction covenants, if applicable;

- any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time, if applicable; and

- any material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, if applicable.

Monthly reports, which will be prepared by BANA as servicer, will contain the following information for each tranche of BAseries notes for the related month:

- targeted deposits to interest funding subaccounts;

- interest to be paid on the corresponding Distribution Date;

- targeted deposits to Class C reserve subaccounts, if any;

- withdrawals to be made from Class C reserve subaccounts, if any;

- targeted deposits to principal funding subaccounts;

- principal to be paid on the Distribution Date, if any;

- stated principal amount, outstanding dollar principal amount and nominal liquidation amount for the related monthly period;

- Class A Usage of Class B Required Subordinated Amount and Class A Usage of Class C Required Subordinated Amount ;

- Class B Usage of Class C Required Subordinated Amount ;

- the nominal liquidation amount for each tranche of BAseries notes outstanding;

- Excess Available Funds and three-month average Excess Available Funds;

- the occurrence of any early redemption events;

- payments to enhancement providers, if any; and

- any new issuances of BAseries notes as applicable.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See "*Federal Income Tax Consequences*" in this prospectus.

<center>**BANA's Credit Card Activities**</center>

General

The receivables conveyed or to be conveyed to master trust II by Funding pursuant to the master trust II agreement have been or will be generated from transactions made by holders of selected MasterCard, Visa and American Express credit card accounts from the portfolio of MasterCard, Visa and American Express accounts owned by BANA, called the Bank Portfolio. BANA currently services the Bank Portfolio in the manner described below. Certain data processing and administrative functions associated with servicing the Bank Portfolio have been delegated by BANA to its direct subsidiary, Card Processing Reseller. Card Processing Reseller and Total System Services, Inc. are parties to a Master Services Agreement under which Total System Services, Inc. has agreed to provide those same data processing and administrative functions to Card Processing Reseller. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates.*"

Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts

BANA primarily leverages its banking centers, ecommerce, direct mail, and partner channels (such as in-store retail marketing and event marketing) to market its credit card products. BANA develops numerous campaigns throughout the year to generate new accounts and promote usage of existing accounts. BANA conducts ecommerce marketing through a combination of banner, e-mail, search engine and other advertisements.

In addition, BANA markets its credit card products through endorsements from membership associations, commercial firms and others. These marketing efforts are directed to members and customers of these endorsing organizations, and to targeted lists of people with a strong common interest.

The credit risk of lending to each applicant is evaluated through the combination of various automated credit scoring models, credit bureau criteria, other statistical techniques and human judgment. For credit card credit determinations, BANA considers an applicant's capacity and willingness to repay, based on credit history, the depth and number of existing relationships with BANA and other factors. Important information in performing this credit assessment may include an applicant's income, financial obligations, debt-to-income levels, the rate at which new credit is being acquired, and the manner in which the applicant has handled the repayment of previously granted credit. An applicant who has favorable credit capacity and credit history characteristics is more likely to be approved and to receive a relatively higher credit line assignment. BANA develops credit scoring models using statistical methods to evaluate common applicant characteristics and their correlation to credit risk and to assist in making credit decisions. The scoring models use the information available about the applicant on his or her application and in his or her credit report to provide a general indication of the applicant's credit risk. Periodically, the scoring models are validated and, if necessary, realigned to maintain their accuracy and reliability.

As stated, BANA currently utilizes both automated and judgmental underwriting in evaluating applications for credit. Automated credit decisions are primarily based upon credit scoring models, credit bureau criteria, and application information that assess the applicant's ability, stability, and willingness to pay debt. If a discretionary review by a credit analyst is used, that review is generally combined with automated decision data as well as, when appropriate, direct outreach to the applicant to further develop the application information.

To the extent that a credit analyst makes a decision, further levels of review are automatically triggered based on an analysis of the risk of each decision. This analysis is derived from previous experiential data and makes use of credit scores and other statistical techniques. Credit analysts also review applications obtained through pre-approved offers to ensure adherence to credit standards and assign an appropriate credit limit as an additional approach to managing credit risk.

Credit limits are primarily determined based on income level, customer credit bureau history, and relationship information, if applicable. Credit lines for existing customers are regularly reviewed. BANA's Portfolio Risk Management division independently assesses credit quality through review of new and existing extensions of credit and trend reporting to ensure quality and consistency.

BANA and its affiliates have made portfolio acquisitions in the past and may make additional acquisitions in the future. Prior to acquiring a portfolio, BANA reviews the historical performance and seasoning of the portfolio (including the portfolio's delinquency and loss characteristics, average balances, attrition rates, yield and collection performance) and reviews the account management and underwriting policies and procedures of the entity selling the portfolio. Credit card accounts that have been purchased by BANA were originally opened using criteria established by institutions other than BANA and may not have been subject to the same credit review as accounts originated by BANA. Once these accounts have been purchased and transferred to BANA for servicing, they are generally managed in accordance with the same policies and procedures as accounts originated by BANA. It is expected that credit card accounts from these portfolios may be added to master trust II from time to time.

[Information contemplated by Item 1110(a) of Regulation AB regarding identity of any originator or group of affiliated originators, apart from the sponsor or its affiliates, that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.]

[Information contemplated by Item 1110(b) of Regulation AB regarding any originator or group of affiliated originators, apart from the sponsor or its affiliates, that originate 20% or more of the pool assets.]

Each cardholder is subject to an agreement with BANA setting forth the terms and conditions of the related MasterCard, Visa or American Express account. BANA reserves the right to add or to change any terms, conditions, services or features of its MasterCard, Visa or American Express accounts at any time by following the change-in-terms requirements of applicable federal and North Carolina state law (which may permit the customer to reject increases to certain rates, fees and other charges). Changes may include increasing or decreasing periodic rates, fees and other payment terms. If a cardholder rejects a change in account terms, that account may be closed. See "*Risk Factors—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes*" and "*Consumer Protection Laws*" in this prospectus for a description of the potential effects of legal restrictions on BANA's ability to add or change account terms.

Card Processing Reseller and Total System Services, Inc.

In July 2012, FIA and Total System Services, Inc. entered into a Master Services Agreement, pursuant to which Total System Services, Inc. agreed to provide certain credit card processing services to FIA and to which BANA succeeded on the Merger Date. These services include information and data processing, payment processing and reporting, statement rendering, card issuance, fulfillment operations and network services. BANA has assigned all of its rights and obligations under the Master Services Agreement to Card Processing Reseller, its direct, wholly-owned subsidiary, and has delegated the aforementioned credit card processing services applicable to the servicing of the credit card receivables in master trust II to Card Processing Reseller pursuant to that certain Delegation of Servicing Activities Agreement, dated as of February 9, 2015, between BANA and Card Processing Reseller. Total System Services, Inc.'s data network provides an interface to MasterCard, Visa and American Express for performing authorizations and settlement funds transfers. Most data processing and network functions are performed at Total System Services, Inc.'s facilities in Georgia. If Total System Services, Inc. were to fail or become insolvent, delays in processing and recovery of information with respect to charges incurred by the respective cardholders could occur, and the replacement of the services Total System Services, Inc. currently provides could be time-consuming. As a result, delays in payments to noteholders could occur.

Interchange

Issuing banks participating in the Visa, MasterCard and American Express networks receive a fee, sometimes referred to as interchange, from acquiring banks (i.e., the merchant's bank that has been engaged to process their transactions). Interchange is a fee to the acquiring bank that the acquiring bank typically incorporates into the fees (commonly referred to as the discount rate) it assesses to the merchant for each transaction processed. Interchange partially reimburses issuing banks for the activities they perform, including but not limited to enabling the transactions, absorbing fraud losses and delivering network and card benefits to merchants and consumers. Default interchange rates are typically set by each payment network (or in the case of American Express negotiated directly with the issuing bank as an issuer fee) and can vary by transaction based on type of card used, type of merchant, and other factors set by each payment network. Interchange fees may be a flat amount (e.g., $0.50 per transaction), an ad valorem amount (e.g., 1.0% of the transaction amount) or a combination of the two (e.g., 1.0% of the transaction amount plus $0.10 per transaction). The percentage of interchange attributed to cardholder charges for goods and services in the related accounts in master trust II will be transferred from BANA,

through Funding, to master trust II. This interchange will be allocated to each series of master trust II investor certificates based on its respective *pro rata* portion (as measured by such series' Investor Interest) of cardholder charges for goods and services in the accounts of master trust II relative to the total amount of cardholder charges for goods and services in the MasterCard, Visa and American Express credit card accounts owned by BANA, as reasonably estimated by BANA. MasterCard, Visa and American Express may from time to time change the amount of interchange reimbursed to banks issuing their credit cards. Interchange will be treated as collections of finance charge receivables. Under the circumstances described herein, interchange will be used to pay a portion of the Investor Servicing Fee required to be paid on each Transfer Date. See "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

BANA's Credit Card Portfolio

BANA relies on endorsement marketing in the acquisition of credit card accounts, and also engages in targeted direct response marketing and portfolio acquisitions. For a description of BANA's marketing, underwriting and credit risk control policies, see "*BANA's Credit Card Activities— Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts.*"

Billing and Payments

BANA, acting through its direct subsidiary Card Processing Reseller (which in turn has retained Total System Services, Inc. for the provision of such services), generates and provides to cardholders monthly statements summarizing account activity and processes cardholder monthly payments.

Cardholders generally are required to make a monthly minimum payment at least equal to (i) interest and late fees assessed that month plus 1% of the current principal balance or (ii) $25, whichever is greater.

Periodic finance charges on purchases, which are assessed monthly, are calculated by multiplying the account's average daily purchase balance by the applicable daily periodic rate, and multiplying the result by the number of days in the billing cycle. Finance charges are calculated on purchases from the date of the purchase or the first day of the billing cycle in which the purchase is posted to the account, whichever is later. Periodic finance charges are generally not assessed on new purchases or purchase balances from previous billing cycles if all balances shown on the two previous billing statements are paid by their respective due dates. Payment due dates are generally 25 days after their respective billing dates.

The finance charges, which are assessed monthly on cash advances and balance transfers, are calculated by multiplying the account's average cash advance and balance transfer balances by the applicable daily periodic rates, and multiplying the result by the number of days in the billing cycle. Finance charges are calculated on cash advances and balance transfers from the date of the transaction. Currently, BANA generally treats the day on which a cash advance check is deposited or cashed as the transaction date for such check.

BANA assesses fees on its credit card accounts which may include late fees, returned check charges, cash advance and check fees and fees for certain purchase transactions. These fees are a significant part of income generated by the credit card accounts. Pursuant to the CARD Act, BANA has reduced and limited the amount of any penalty fees or charges for credit card accounts pursuant to guidance and safe harbors set by the Federal Reserve Board. See "*Risk Factors—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may*

result in an acceleration of, or reduction in, payments on your notes" in this prospectus for a more complete description of the CARD Act and the risks associated with it.

Risk Control and Fraud

BANA manages risk at the account level through sophisticated analytical techniques combined with regular judgmental review. High risk transactions are evaluated at the point of sale, where risk levels are balanced with profitability and cardholder satisfaction. In addition, cardholders showing signs of financial stress are periodically reviewed, a process that includes an examination of the cardholder's credit file, the cardholder's behavior with BANA accounts, and, at times, a phone call to the cardholder for clarification of the situation. BANA may block use of certain accounts, reduce credit lines on certain accounts, and increase the annual percentage rates on certain accounts (in compliance with applicable law).

A balanced approach is also used when stimulating portfolio growth. Risk levels are measured through statistical models that incorporate payment behavior, credit usage and transaction activity. In addition, credit bureau scores and attributes are obtained and combined with internal information to allow BANA to increase credit lines and promote account usage while balancing additional risk.

BANA manages fraud risk through a combination of judgmental reviews and sophisticated technology to detect and prevent fraud as early as possible. Technologies and strategies utilized include a neural net-based fraud score, expert systems and fraud specified authorization strategies. Address and other demographic discrepancies are investigated as part of the credit decision to identify and prevent identity theft.

Delinquencies and Collection Efforts

An account is contractually delinquent if the minimum payment is not received by the due date indicated on the monthly billing statement. For collection purposes, however, an account will begin receiving collection treatment based on the number of days that have elapsed since the due date reflected in the respective monthly billing statement, as well as risk, status, balance and other factors. Efforts to collect delinquent credit card receivables currently are made by BANA's Collections Services personnel and third party agencies. Collection activities include statement messages, telephone calls, text messages, e-mails and formal collection letters. BANA employs a proprietary system for collecting past due accounts.

Charge-Off Policy

BANA charges off credit card accounts (i) at the earlier of (a) the end of the month the account is 180 days past due or (b) within 57 days of the account being statused bankrupt or deceased; (ii) if we receive a check returned as a result of insufficient funds and the account, as a result, will be greater than 180 days or more past due, we will charge the account off within three days; or (iii) within 10 business days of the final expected or received payment for accounts that have entered into settlement arrangements. Accounts with original workout program terms of greater than 60 months are charged off within three business days of missing two payments. In addition, accounts that are on workout programs and that have not paid off or been charged off during the 60 month workout program term are subject to accelerated charge-off criteria. These accounts will be charged off at any stage of delinquency if they miss any two payments after the 60 month term, effective June 1, 2012. If an account has been charged off, it may be retained by BANA for recovery or sold to a third party. Fraudulent accounts/transactions are charged off by the end of the calendar month of the 90th day after identifying the account/transaction as fraudulent, but not later than the applicable 180-day timeframe described above. Also, any account

that is enrolled in a fixed repayment program effective July 1, 2012 forward, will be charged off as follows: (i) accounts that are less than or equal to 90 days past due at the end of a month in which they are enrolled in the fixed repayment program will be charged off if they become 120 days past due at the end of any subsequent month; (ii) accounts that are 120 days or more past due at the end of the month in which they are enrolled in the fixed repayment program, and not subsequently re-aged or paid up-to-date, will be charged off at the end of any subsequent month in which they miss one payment and end the month at a stage of delinquency greater than when they began the month; and (iii) accounts that are 120 days or more past due at the end of the month in which they are enrolled in the fixed repayment program, and are subsequently re-aged or paid up-to-date, will be charged off if they become 120 days past due at the end of any subsequent month. Secured accounts will be charged off at the end of the month in which they become 60 days past due.

Renegotiated Loans and Re-Aged Accounts

BANA may modify the terms of its credit card agreements with cardholders who have experienced financial difficulties by offering them renegotiated loan programs, which include placing them on nonaccrual status, reducing their interest rate, and/or providing a reduction to their monthly payment requirement. When accounts are classified as nonaccrual, interest is no longer billed to the cardholder. In future periods, when a payment is received, it is recorded as a reduction of the interest and fee amount that was billed to the cardholder prior to placing the account on nonaccrual status. Once the original interest and fee amount or subsequent fees have been paid, payments are recorded as a reduction of principal. Other restructured loans are loans for which the interest rate was reduced or loans that have received any other type of concession in terms because of the inability of the cardholder to comply with the original terms and conditions. Income is accrued at the reduced rate until the cardholder pays in full or the account is charged off. In addition, accounts not receiving payment concessions may be re-aged to remove existing delinquency. Generally, the intent of this kind of re-age is to assist cardholders who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments, but may be unable to pay the entire past due amount. To qualify for this kind of re-age, the cardholder must have made at least three regular minimum monthly payments within the last three billing cycles, the account must have been open for at least nine months, and cannot have been re-aged during the preceding 365 days. An account may receive a re-age of this kind two times in a five-year period. In addition, BANA may re-age the account of a cardholder who is experiencing long-term financial difficulties and who has been given modified concessionary terms and conditions to their account. As of November 2, 2011, such additional re-ages are limited to one during the life of the account. Also, the re-age must meet the qualifications for re-ages described above, except that the cardholder's three consecutive minimum monthly payments will be based on the modified terms and conditions applied to the account and must be made after the account has been given modified concessionary terms and conditions. All re-age strategies are approved by BANA's senior management and BANA's corporate compliance team. Re-ages may have the effect of delaying charge-offs. If charge-offs are delayed, certain events related to the performance of the receivables, such as Pay Out Events, events of default and early redemption events, may be delayed, resulting in the delay of principal payments to noteholders. See "*The Notes—Early Redemption of Notes*," "*The Indenture—Early Redemption Events*," "*—Events of Default*," "*—Events of Default Remedies*" and "*Master Trust II—Pay Out Events*."


Receivables Transfer Agreements Generally


BANA originates and owns credit card accounts from which it has sold, and may continue to sell, certain receivables to Funding. These receivables have been, and will be, sold pursuant to a receivables purchase agreement between BANA and Funding. As described below under "*Master Trust II—The Receivables*" and "*—Addition of Master Trust II Assets*," Funding has the right (or in certain

circumstances, the obligation) to designate to master trust II, from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to master trust II. Funding will convey to master trust II its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created, pursuant to the master trust II agreement.

The Receivables Purchase Agreement

Sale of Receivables

BANA is the owner of the accounts which generate the receivables that are purchased by the transferor under the receivables purchase agreement between BANA and Funding and then transferred by Funding to master trust II. In connection with the sale of receivables to Funding, BANA (and, prior to the BACCS Removal Date, as appropriate, BACCS) has:

- filed appropriate UCC financing statements to evidence the sale to Funding and to perfect Funding's right, title and interest in those receivables; and

- indicated in its computer files that the receivables have been sold to Funding.

Pursuant to the receivables purchase agreement:

- BANA (and, prior to the BACCS Removal Date, BACCS) sold all of its right, title and interest in the receivables existing in the initial accounts at the close of business on the initial cut-off date and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries allocable to such receivables, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables; and

- BANA will sell all of its right, title and interest in the receivables existing in the additional accounts at the close of business on the date of designation for inclusion in master trust II and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables.

Pursuant to the master trust II agreement, those receivables are then transferred immediately by Funding, subject to certain conditions, to master trust II, and Funding has assigned to master trust II its rights under the receivables purchase agreement.

Representations and Warranties

In the receivables purchase agreement, BANA represents and warrants to Funding to the effect that, among other things:

- it is validly existing in good standing under the applicable laws of the applicable jurisdiction and has full power and authority to own its properties and conduct its business;

- the execution and delivery of the receivables purchase agreement and the performance of the transactions contemplated by that document will not conflict with or result in any breach of any of the terms of any material agreement to which BANA is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to BANA; and

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- all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained by BANA in connection with the execution and delivery of, and the performance of the receivables purchase agreement have been obtained.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding. For so long as the receivables purchase agreement remains in effect, such representations and warranties made by BACCS will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

Repurchase Obligations

In the receivables purchase agreement, BANA makes the following representations and warranties, among others:

- as of July 8, 2015 with respect to the initial accounts, and as of the date of designation for sale to Funding with respect to additional accounts, the list of accounts identifies all accounts the receivables of which are to be sold by BANA to Funding;

- each receivable conveyed to Funding has been conveyed free and clear of any lien or encumbrance, other than liens for municipal and other local taxes;

- all government authorizations, consents, orders, approvals, registrations or declarations required in connection with BANA's sale of receivables to Funding have been duly obtained, effected or given and are in full force and effect;

- on the date of designation for inclusion in master trust II, each account is an Eligible Account;

- as of July 8, 2015, each receivable then existing in an initial account is an Eligible Receivable and, on the applicable additional cut-off date, each receivable then existing in the related additional account is an Eligible Receivable; and

- as of the date of the creation of any new receivable sold to Funding by BANA, such receivable is an Eligible Receivable.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding relating to receivables that were then transferred by Funding to master trust II. For so long as such receivables are assets of master trust II, such representations and warranties made by BACCS regarding those receivables will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

Similar representations and warranties are made by Funding under the master trust II agreement. The receivables purchase agreement provides that if BANA breaches any of the representations and warranties described above (or if the similar representations and warranties made by BACCS prior to the BACCS Removal Date are breached) and, as a result, Funding is required under the master trust II agreement to accept a reassignment of the related ineligible receivables transferred to master trust II by Funding, then BANA will accept reassignment of such ineligible receivables and pay to Funding an amount equal to the unpaid balance of such ineligible receivables. For a description of Funding's obligations under the master trust II agreement to accept reassignment of ineligible receivables

transferred to master trust II by Funding and how master trust II is compensated in such cases, see "*Master Trust II—Representations and Warranties*."

Reassignment of Other Receivables

BANA also represents and warrants in the receivables purchase agreement that (a) the receivables purchase agreement and any supplemental conveyances each constitute a legal, valid and binding obligation of BANA and (b) the receivables purchase agreement and any supplemental conveyance constitute a valid sale to Funding of the related receivables, and that the sale is perfected under the applicable UCC.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding relating to receivables that were then transferred by Funding to master trust II. For so long as such receivables are assets of master trust II, such representations and warranties made by BACCS regarding those receivables will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

If either of the representations described in (a) or (b) of the second preceding paragraph is not true and correct in any material respect and as a result of such breach Funding is required under the master trust II agreement to accept a reassignment of all of the receivables previously sold to it by BANA (or, prior to the BACCS Removal Date, by BACCS) pursuant to the receivables purchase agreement, BANA will accept a reassignment of those receivables. If BANA is required to accept reassignment under the second preceding paragraph, BANA will pay to Funding an amount equal to the unpaid balance of the reassigned receivables. For a description of Funding's obligations under the master trust II agreement to accept reassignment of reassigned receivables transferred to master trust II by Funding and how master trust II is compensated in such cases, see "*Master Trust II—Representations and Warranties*."

Amendments

The receivables purchase agreement may be amended by BANA and Funding without consent of any investor certificateholders or noteholders. No amendment, however, may be effective unless written confirmation has been received by Funding from each rating agency that the amendment will not result in the reduction, qualification or withdrawal of the respective ratings of each rating agency for any securities issued by master trust II.

Termination

The receivables purchase agreement will terminate upon either (a) the termination of master trust II pursuant to the master trust II agreement, or (b) an amendment to the master trust II agreement to replace Funding as transferor under the master trust II agreement. In addition, if BANA or Funding becomes a debtor in a bankruptcy case or certain other liquidation, bankruptcy, insolvency or similar events occur, BANA will cease to transfer receivables to Funding and promptly give notice of that event to Funding and the master trust II trustee.

Master Trust II

The following discussion summarizes the material terms of the master trust II agreement— originally dated August 4, 1994 and as most recently amended and restated as of October 1, 2014, among BANA, as servicer, Funding, as transferor, and The Bank of New York Mellon, as master trust II trustee,

which has been and may be amended from time to time, and is referred to in this prospectus as the master trust II agreement—and the series supplements to the master trust II agreement.

General

Master trust II has been formed in accordance with the laws of the State of Delaware. Master trust II is governed by the master trust II agreement. Master trust II will only engage in the following business activities:

- acquiring and holding master trust II assets;

- issuing series of certificates and other interests in master trust II;

- receiving collections and making payments on Series 2001-D, other series of investor certificates, and other interests in master trust II; and

- engaging in related activities (including, for any series, obtaining any enhancement and entering into an enhancement agreement relating thereto).

As a consequence, master trust II is not expected to have any need for additional capital resources other than the assets of master trust II.

Master Trust II Trustee

The Bank of New York Mellon, a New York banking corporation, is the master trust II trustee under the master trust II agreement. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*" for a description of The Bank of New York Mellon. The master trust II trustee, BANA, Funding and any of their respective affiliates may hold certificates in their own names. For purposes of meeting the legal requirements of certain local jurisdictions, the master trust II trustee will have the power to appoint a co-master trust II trustee or separate master trust II trustees of all or any part of master trust II. In the event of such appointment, all rights, powers, duties and obligations conferred or imposed upon the master trust II trustee by the master trust II agreement will be conferred or imposed upon the master trust II trustee and such separate trustee or co-trustee jointly, or, in any jurisdiction in which the master trust II trustee shall be incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who shall exercise and perform such rights, powers, duties and obligations solely at the direction of the master trust II trustee.

Under the terms of the master trust II agreement, the servicer agrees to pay to the master trust II trustee reasonable compensation for performance of its duties under the master trust II agreement. The master trust II trustee has agreed to perform only those duties specifically set forth in the master trust II agreement. Many of the duties of the master trust II trustee are described in "*Master Trust II*" and throughout this prospectus. Under the terms of the master trust II agreement, the master trust II trustee's limited responsibilities include the following:

- to deliver to certificateholders of record certain notices, reports and other documents received by the master trust II trustee, as required under the master trust II agreement;

- to authenticate, deliver, cancel and otherwise administer the investor certificates;

- to remove and reassign ineligible receivables and accounts from master trust II;

- to establish and maintain necessary master trust II accounts and to maintain accurate records of activity in those accounts;

- to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

- to invest funds in the master trust II accounts at the direction of the servicer;

- to represent the certificateholders in interactions with clearing agencies and other similar organizations;

- to distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the master trust II agreement;

- to file with the appropriate party all documents necessary to protect the rights and interests of the certificateholders;

- to enforce the rights of the certificateholders against the servicer, if necessary;

- to notify the certificateholders and other parties, to sell the receivables, and to allocate the proceeds of such sale, in the event of the termination of master trust II;

- to cause a sale of receivables on the legal maturity date of any accelerated tranche of notes; and

- to perform certain other administrative functions identified in the master trust II agreement.

In addition to the responsibilities described above, the master trust II trustee has the discretion to require Funding to cure a potential Pay Out Event and to declare a Pay Out Event. See "*Master Trust II— Pay Out Events*."

If a servicer default occurs, in addition to the responsibilities described above, the master trust II trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the master trust II agreement. See "*Master Trust II—Servicer Default*." In addition, if a servicer default occurs, the master trust II trustee, in its discretion, may proceed to protect its rights or the rights of the investor certificateholders under the master trust II agreement by a suit, action or other judicial proceeding.

The master trust II trustee is not liable for any errors of judgment as long as the errors are made in good faith and the master trust II trustee was not negligent. The master trust II trustee may resign at any time, and it may be forced to resign if the master trust II trustee fails to meet the eligibility requirements specified in the master trust II agreement.

The holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the trustee under the master trust II agreement.

The master trust II trustee may resign at any time, in which event the transferor will be obligated to appoint a successor master trust II trustee. The transferor may also remove the master trust II trustee if the master trust II trustee ceases to be eligible to continue as such under the master trust II agreement or if the master trust II trustee becomes insolvent. In such circumstances, the transferor will be obligated to appoint a successor master trust II trustee. Any resignation or removal of the master trust II trustee and

appointment of a successor master trust II trustee does not become effective until acceptance of the appointment by the successor master trust II trustee.

Any successor trustee will execute and deliver to the transferor, BANA and its predecessor master trust II trustee an instrument accepting the appointment. Any successor trustee must: (1) be a corporation organized and doing business under the laws of the United States of America or any state thereof; (2) be authorized under such laws to exercise corporate trust powers; (3) have a long-term unsecured debt rating of at least Baa3 by Moody's, BBB- by Standard & Poor's and BBB by Fitch; (4) have, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital adequacy requirements, have a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority; (5) be approved by Standard & Poor's to act as the master trust II trustee; (6) service a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts; (7) be legally qualified and have the capacity to service the Master Trust II Portfolio; (8) be qualified (or licensed) to use the software that the servicer is then currently using to service the Master Trust II Portfolio or obtains the right to use, or has its own, software which is adequate to perform its duties under the master trust II agreement; (9) have, in the reasonable judgment of the master trust II trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care; and (10) have a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

The master trust II trustee may appoint one or more co-trustees and vest in that co-trustee or those co-trustees, for the benefit of the certificateholders, such title to the assets in master trust II or part thereof. No co-trustee appointed in such manner will be subject to the eligibility requirements discussed in the preceding paragraph.

The servicer has agreed to pay the master trust II trustee's fees and expenses. The payment of those fees and expenses by the servicer will be made without reimbursement from any master trust II account. See "*The Indenture—Events of Default Remedies*."

The Receivables

The Master Trust II Portfolio consists of receivables which arise in credit card accounts selected from the Bank Portfolio on the basis of criteria set forth in the master trust II agreement as applied on the Cut-Off Date or, for additional accounts, as of the date of their designation. The receivables in master trust II may include receivables that are contractually delinquent. Funding will have the right (subject to certain limitations and conditions set forth therein), and in some circumstances will be obligated, to designate from time to time additional eligible revolving credit card accounts to be included as accounts and to transfer to master trust II all receivables of such additional accounts, whether such receivables are then existing or thereafter created, or to transfer to master trust II participations in receivables instead.

Funding, as transferor, will be required to designate additional credit card accounts, to the extent available:

> (a) to maintain the Transferor Interest so that, during any period of 30 consecutive days, the Transferor Interest averaged over that period equals or exceeds the Minimum Transferor Interest for the same period; and

> (b) to maintain, for so long as master trust II investor certificates of any series (including Series 2001-D) remain outstanding, and as measured on each record date, an aggregate amount of principal receivables equal to or greater than the Minimum Aggregate Principal Receivables.

Any additional credit card accounts designated by Funding must meet certain eligibility requirements on the date of designation.

[Funding's obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest and BANA's obligation to comply with U.S. risk retention requirements are independent obligations and are determined differently. See "*Transaction Parties; Legal Proccedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates—Credit Risk Retention*" for a description of BANA's obligation to comply with U.S. risk retention requirements and how its baseline risk retention requirement is determined.][5]

Funding also has the right (subject to certain limitations and conditions) to require the master trust II trustee to reconvey all receivables in credit card accounts designated by Funding for removal, whether such receivables are then existing or thereafter created. Once a credit card account is removed, receivables existing or arising under that credit card account are not transferred to master trust II.

Throughout the term of master trust II, the credit card accounts from which the receivables arise will be the credit card accounts designated by Funding on the Cut-Off Date *plus* any additional credit card accounts *minus* any removed credit card accounts. For each series of certificates issued by master trust II, Funding will represent and warrant to master trust II that, as of the date of issuance of the related series and the date receivables are conveyed to master trust II, such receivables meet certain eligibility requirements. See "*—Representations and Warranties*" below.

With 30 days' prior written notice to the servicer, the master trust II trustee and each rating agency, Funding may designate a percentage (referred to as the discount percentage), which may be a fixed percentage or a variable percentage based on a formula, of the amount of principal receivables to be treated after such designation, or for the period specified, as finance charge receivables, so long as:

- Funding delivers to the master trust II trustee a certificate of an authorized officer to the effect that, in the reasonable belief of Funding, the designation of the discount percentage will not cause a Pay Out Event to occur or cause an event which with notice or the lapse of time or both would constitute a Pay Out Event; and

- written confirmation that the designation of the discount percentage will not result in the reduction or withdrawal by any rating agency of its rating of any outstanding series of investor certificates.

After satisfaction of these conditions, the product of the discount percentage and newly-generated principal receivables will be treated as finance charge receivables and referred to as discount option receivables, and in processing collections of principal receivables, the product of the discounted percentage and collections of principal receivables will be treated as collections of finance charge receivables.

[Review of Receivables in Master Trust II Portfolio][6]

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[5] *To be included in prospectuses in connection with issuances of notes after the compliance date for the U.S. risk retention rule.*

[6] *The Rule 193 review will encompass the receivables currently comprising the Master Trust II Portfolio, including receivables added to the pool prior to the date of the prospectus, and will address whether those receivables deviate from disclosed*

General

As required by Rule 193 under the Securities Act of 1933, Funding has performed a review of the receivables in the Master Trust II Portfolio and the disclosure relating to those receivables included in this prospectus, including the information provided in Annex I to this prospectus. The review was designed and effected to provide reasonable assurance that the disclosure regarding those receivables is accurate in all material respects.

The review process, which is conducted by Funding and its affiliates as described further below, involves (i) the review of information relating to the underwriting process and credit and risk controls for the related accounts, (ii) the periodic review of internal data systems, financial processes and controls, (iii) the review of information regarding the historical performance and current composition of the receivables presented in this prospectus and (iv) the review of qualitative or factual disclosure regarding the receivables presented in this prospectus.

Oversight of Underwriting, Credit and Risk Controls

The underwriting and credit authorization processes applicable to BANA's accounts are described under "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus. BANA's risk evaluation processes are described under "*BANA's Credit Card Portfolio—Risk Control and Fraud*" in this prospectus. BANA regularly monitors compliance with established underwriting and credit policies and procedures and risk controls, including monitoring, periodic review and validation of models that govern automated credit approval decisions as well as supplementary subjective review and approval policies. These policies, procedures and controls are overseen by credit risk committees at the board, management and line of business levels. These committees are responsible, among other things, for approval of new or significant changes to BANA's consumer credit policies; monitoring business credit risk metrics; establishing and ensuring adherence to operational risk limits for BANA; assessing consumer credit risk performance and asset quality against all business credit risk metrics, performance trends and key risk indicators; identifying emerging risks impacting consumer credit risk; and reviewing key risk issues identified during internal audits, credit review, regulatory examinations and internal responses to these issues.

BANA relies, in part, on models that apply statistical, economic, financial and mathematical techniques and assumptions to provide quantitative estimates contributive to BANA's credit approval decisions. The design, development and use of these models by BANA are subject to oversight and review by model risk governance, which is provided by the board of directors, acting through its committees, the chief model risk officer, appropriate line of business model risk officers and senior management. Model risk management for BANA, which reports to the Consumer Banking Division's model risk officer, is responsible for establishing procedures that support BANA's Enterprise Model Risk Policy and verifying that required model risk controls, as specified by the Enterprise Model Risk Policy and Model Risk Control Procedures, are implemented and maintained. Additionally, BANA's credit risk committee conducts ongoing monitoring and periodic reviews to ensure that models are performing within the benchmarks established by the Enterprise Model Risk Policy. Model risk management for

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underwriting criteria or any other criteria or benchmark used to evaluate the assets, as contemplated by Items 1111(a)(7) and (8) of Regulation AB.

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BANA evaluates the results of model performance validation and develops remediation plans for models that do not satisfy Enterprise Model Risk Policy guidelines.

Corporate Audit is responsible for assessing the overall effectiveness of the risk management framework applicable to BANA and evaluating credit, operational, and model risk. Corporate Audit participates in governance routines and routinely tests and evaluates BANA risk practices.

Internal Data Systems, Financial Processes and Controls

Funding's review of the receivables in the Master Trust II Portfolio is supported by BANA's extensive control processes used in the day-to-day operation of its credit card business. These controls include financial reporting controls, regular audits of key internal and third party business functions, including account origination, servicing and systems processing, and controls to verify compliance with procedures.

Monitoring of the accounts and receivables is effected through an integrated network of computer systems. These systems are used to verify that information about the accounts and receivables is accurately captured and securely maintained by BANA and its affiliates. The systems are periodically reviewed to provide reasonable assurance regarding the integrity, accuracy and completeness of the captured information. Data maintained by these computer systems facilitates management's assessments of the accuracy and integrity of BANA's account-level and pool asset data.

Quantitative Asset Pool Review

Funding and its affiliates use information generated by computer systems maintained by BANA and its subsidiaries and Total System Services, Inc. to create reports used to populate the tables included in this prospectus. Funding, with the assistance of a third party, reviews the financial and other quantitative information on the receivables and the accounts presented in those tables to compare the data presented with the reports generated by BANA's computer systems and certain recalculations are performed. Funding determined the nature, extent and timing of the review and the level of assistance provided by the third party. Funding assumes responsibility for the review and attributes all findings and conclusions of the review to itself.

Review of Qualitative or Factual Disclosure

Disclosure in this prospectus consisting of qualitative or factual information regarding the receivables in the Master Trust II Portfolio was reviewed and approved by those officers and employees of Funding and its affiliates who are knowledgeable about such information.

Conclusion of Review

Funding has concluded that the review described above provides reasonable assurance that the disclosure regarding the receivables in the Master Trust II Portfolio in this prospectus, including the information provided in Annex I to this prospectus, is accurate in all material respects.

Demands for Repurchases of Receivables in Master Trust II Portfolio

The transaction documents contain covenants requiring the repurchase of receivables from master trust II for the breach of a related representation or warranty as described under "*Master Trust II—Representations and Warranties*" in this prospectus. None of the receivables securitized by BANA (the sponsor of master trust II and the issuing entity) were the subject of a demand to repurchase or replace for a breach of such representations and warranties during the period from [•] [•], 201[•] to [•] [•], 201[•]. Funding, as securitizer, discloses all such demands for repurchase in its reports on Form ABS-15G filed with the SEC. Funding filed its most recent Form ABS-15G with the SEC on [•] [•], 201[•]. Funding's Central Index Key (CIK) number is 0001370238.

Investor Certificates

Each series of master trust II certificates will represent interests in certain assets of master trust II, including the right to the applicable investor percentage of all cardholder payments on the receivables in master trust II. For Series 2001-D, the Investor Interest on any date will be equal to the sum of the nominal liquidation amounts of all notes secured by the collateral certificate *plus* the Class D Investor Interest.

Funding owns the Transferor Interest which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. The holder of the Transferor Interest, subject to certain limitations, will have the right to the Transferor Percentage of all cardholder payments from the receivables in master trust II. The Transferor Interest may be transferred in whole or in part subject to certain limitations and conditions set forth in the master trust II agreement. At the discretion of Funding, the Transferor Interest may be held either in an uncertificated form or in the form of a certificate representing the Transferor Interest, called a transferor certificate. See "*—Certain Matters Regarding the Servicer and the Transferor*" below.

The amount of principal receivables in master trust II will vary each day as new principal receivables are created and others are paid or charged-off as uncollectible. The amount of the Transferor Interest will fluctuate each day, therefore, to reflect the changes in the amount of the principal receivables in master trust II. As a result, the Transferor Interest will generally increase to reflect reductions in the Investor Interest for such series and will also change to reflect the variations in the amount of principal receivables in master trust II. The Transferor Interest will generally decrease as a result of the issuance of a new series of investor certificates by master trust II or as a result the issuance of a new series, class or tranche of notes or otherwise. See "*—New Issuances*" below and "*The Notes—Issuances of New Series, Classes and Tranches of Notes*" in this prospectus.

Conveyance of Receivables

Pursuant to the master trust II agreement, each of BANA and Funding, during the period it was the seller or the transferor, as applicable, has assigned to master trust II its interest in all receivables arising in the initial accounts, as of the Cut-Off Date, and has assigned and will assign its interest in all of the receivables in the additional accounts, as of the related account addition date. In addition, BANA or Funding, as applicable, has assigned to master trust II all of its interest in all receivables thereafter created under such accounts, all interchange, recoveries and insurance proceeds allocable to master trust II, any participations in receivables added to master trust II and the proceeds of all of the foregoing.

In connection with each previous transfer of the receivables to master trust II, BANA and Funding have respectively indicated, and in connection with each subsequent transfer of receivables to master trust II, Funding will indicate, in its computer files that the receivables have been conveyed to master trust II. In addition, Funding has provided or will provide to the master trust II trustee computer

files or microfiche lists, containing a true and complete list showing each credit card account, identified by account number and by total outstanding balance on the date of transfer. BANA, as servicer, will not deliver to the master trust II trustee any records or agreements relating to the credit card accounts or the receivables.

Except as stated above, the records and agreements relating to the credit card accounts and the receivables in master trust II maintained by Funding or the servicer are not and will not be segregated by Funding or the servicer from other documents and agreements relating to other credit card accounts and receivables and are not and will not be stamped or marked to reflect the transfer of the receivables to master trust II. However, the computer records of BANA are marked to evidence the transfer of the receivables to Funding and the computer records of Funding are marked to evidence the transfer of the receivables to master trust II. BANA has filed Uniform Commercial Code financing statements for the transfer of the receivables to Funding, as transferor, and Funding has filed Uniform Commercial Code financing statements for the transfer of the receivables to master trust II. In the case of the transfer of the receivables from BANA to Funding, such financing statements must meet the requirements of North Carolina state law. In the case of the transfer of the receivables from Funding to master trust II, such financing statements must meet the requirements of Delaware state law.

Addition of Master Trust II Assets

As described above under "—*The Receivables*," Funding has the right (or in certain circumstances, the obligation) to designate to master trust II, from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to master trust II. Funding will convey to master trust II its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created.

Each additional account must be an Eligible Account at the time of its designation. However, additional credit card accounts may not be of the same credit quality as other credit card accounts transferred to master trust II. Additional credit card accounts may have been originated by BANA using credit criteria different from those which were applied by BANA to the other credit card accounts transferred to master trust II. For example, additional credit card accounts may have been acquired by BANA from an institution which may have had different credit criteria.

In addition to or in lieu of additional credit card accounts, Funding is permitted to add to master trust II participations representing interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by BANA or an affiliate of BANA. Participations may be evidenced by one or more certificates of ownership issued under a separate pooling and servicing agreement or similar agreement entered into by Funding which entitles the certificateholder to receive percentages of collections generated by the pool of assets subject to such participation agreement from time to time and to certain other rights and remedies specified therein. Participations may have their own credit enhancement, pay out events, servicing obligations and servicer defaults, all of which are likely to be enforceable by a separate trustee under the participation agreement and may be different from those specified in this prospectus. The rights and remedies of master trust II as the holder of a participation (and therefore the certificateholders) will be subject to all the terms and provisions of the related participation agreement. The master trust II agreement may be amended to permit the addition of a participation in master trust II without the consent of the related certificateholders if:

- Funding delivers to the master trust II trustee a certificate of an authorized officer to the effect that, in the reasonable belief of Funding, such amendment will not as of the date of such amendment adversely affect in any material respect the interest of such certificateholders; and

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II by any rating agency.

A conveyance by Funding to master trust II of receivables in additional credit card accounts or participations is subject to the following conditions, among others:

- Funding shall give the master trust II trustee, each rating agency and the servicer written notice that such additional accounts or participations will be included, which notice shall specify the approximate aggregate amount of the receivables or interests therein to be transferred;

- Funding shall have delivered to the master trust II trustee a written assignment (including an acceptance by the master trust II trustee on behalf of master trust II for the benefit of the certificateholders) as provided in the assignment agreement relating to such additional accounts or participations, and Funding shall have delivered to the master trust II trustee a computer file or microfiche list, dated as of the Addition Date, containing a true and complete list of such additional accounts or participations transferred to master trust II;

- Funding shall represent and warrant that:

  —each additional credit card account is, as of the Addition Date, an Eligible Account, and each receivable in such additional credit card account is, as of the Addition Date, an Eligible Receivable;

  —no selection procedures believed by the transferor to be materially adverse to the interests of the certificateholders were utilized in selecting the additional credit card accounts; and

  —as of the Addition Date, Funding is not insolvent;

- Funding shall deliver certain opinions of counsel with respect to the transfer of the receivables in the additional credit card accounts or the participations to master trust II; and

- where the additional credit card accounts are greater than the Maximum Addition Amount for the related three-month period, each rating agency then rating any series of certificates outstanding under master trust II shall have previously consented to the addition of such additional credit card accounts or participations.

As used above, the term "Maximum Addition Amount" means, for any Addition Date, the number of accounts originated by BANA and designated as additional accounts without prior rating agency confirmation of its then existing rating of any series of certificates outstanding which would either:

- for any three consecutive months be equal to the product of (i) 15% and (ii) the number of accounts designated to master trust II as of the first day of the calendar year during which such months commence; or

- for any twelve-month period be equal to the product of (i) 20% and (ii) the number of accounts designated to master trust II as of the first day of such twelve-month period.

However, if the aggregate principal balance in the additional accounts specified above, as the case may be, exceeds either (y) the product of (i) 15% and (ii) the aggregate amount of principal

receivables determined as of the first day of the third preceding month *minus* the aggregate amount of principal receivables as of the date each such additional account was designated to master trust II in all of the accounts owned by the transferor that have been designated as additional accounts since the first day of the third preceding month, or (z) the product of (i) 20% and (ii) the aggregate amount of principal receivables determined as of the first day of the calendar year in which such Addition Date occurs *minus* the aggregate amount of principal receivables as of the date each such additional account was designated to master trust II in all of the accounts owned by BANA that have been designated as additional accounts since the first day of such calendar year, the Maximum Addition Amount will be an amount equal to the lesser of the aggregate amount of principal receivables specified in either clause (y) or (z).

In addition to the periodic reports otherwise required to be filed by the servicer with the SEC pursuant to the Securities Exchange Act of 1934, the servicer intends to file, on behalf of master trust II, a report on Form 8-K with respect to any addition to master trust II of receivables in additional credit card accounts or participations that would have a material effect on the composition of the assets of master trust II.

Removal of Accounts

Funding may, but shall not be obligated to, designate from time to time certain credit card accounts to be removed accounts, all receivables in which shall be subject to removal from master trust II. Funding, however, may not make more than one such designation in any month unless any additional designation over one in a month is in response to a third-party action or decision not to act and not a unilateral action of Funding. Funding will be permitted to designate and require reassignment to it of the receivables from removed accounts only upon satisfaction of the following conditions, among others:

- the removal of any receivables of any removed accounts shall not, in the reasonable belief of Funding, cause a Pay Out Event to occur;

- Funding shall have delivered to the master trust II trustee for execution a written assignment and an updated account list, dated as of the Removal Date, containing a true and complete list of all removed accounts identified by account number and the aggregate amount of the receivables in such removed accounts;

- Funding shall represent and warrant that it has not used any selection procedures believed by Funding to be materially adverse to the interests of the holders of any series of certificates outstanding under master trust II in selecting the related removed accounts;

- each rating agency then rating each series of investor certificates outstanding under master trust II shall have received notice of such proposed removal of accounts and Funding shall have received notice from each such rating agency that such proposed removal will not result in a downgrade or withdrawal of its then-current rating for any such series;

- the aggregate amount of principal receivables of the accounts then existing in master trust II less the aggregate amount of principal receivables of the removed accounts shall not be less than the amount specified, if any, for any period specified;

- the principal receivables of the removed accounts shall not equal or exceed 5% of the aggregate amount of the principal receivables in master trust II at such time; except, that if any series of master trust II investor certificates or tranche of notes has been paid in full, the principal receivables in such removed accounts may not equal or exceed the sum of:

—the initial Investor Interest or the aggregate principal amount of the certificates of such series or tranche, as applicable, of such series; *plus*

—5% of the aggregate amount of the principal receivables in master trust II at such time after giving effect to the removal of accounts in an amount approximately equal to the initial Investor Interest of such series; and

- Funding shall have delivered to the master trust II trustee an officer's certificate confirming the items set forth above.

In addition, Funding's designation of any account as a removed account shall be random, unless Funding's designation of any such account is in response to a third-party action or decision not to act and not the unilateral action of the transferor.

Account Removals Since 2011			
Removal Date	Number of Accounts Removed	Principal Receivables	Finance Charge Receivables
June 30, 2011	363,781	$722,369,846.62	$7,690,973.53
December 15, 2011	103,217	$147,810,124.47	$1,414,720.24
December 20, 2011	298,757	$478,000,431.49	$3,977,899.16
December 22, 2011	29,315	$80,530,806.93	$625,444.82
May 31, 2012	90,613	$124,131,808.28	$1,952,556.24
June 28, 2012	152,078	$411,974,256.95	$3,982,756.30
February 12, 2014	103,153	$370,502,314.29	$3,445,695.63
April 15, 2014	168,581	$610,458,519.03	$5,192,685.41

The cumulative removal of the accounts and related receivables listed in the chart above from master trust II is not expected to materially impact the performance of master trust II. This chart presents principal receivables and finance charge receivables data produced by BANA's trust methodology as opposed to BANA's cardholder methodology. See "—*Collection and Other Servicing Procedures— February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" below for a description of the two payment prioritization methodologies utilized by BANA and their differences.

Funding will be permitted, at any time, to designate as a removed account without the consent of the master trust II trustee, certificateholders, noteholders or rating agencies, and without having to satisfy the conditions described above, any account that has a zero balance and which Funding will remove from its computer file. Prior to April 2007, zero balance accounts were removed from master trust II as an aspect of regular trust maintenance. In April 2007, these zero balance account removals were suspended due to a system limitation. As a result of that suspension, over time, the number of zero balance accounts in master trust II increased from approximately 29.5 million zero balance accounts in March 2007 to approximately 44.8 million zero balance accounts in August 2011. In August 2011, the removal of zero balance accounts from master trust II was resumed as an aspect of routine trust maintenance and it is currently expected to continue going forward. Since August 2011, BANA has removed approximately [__] million zero balance accounts from master trust II.

Collection and Other Servicing Procedures

The servicer will be responsible for servicing and administering the receivables in accordance with the servicer's policies and procedures for servicing credit card receivables comparable to the receivables. BANA and its predecessors have been servicing credit card receivables in connection with securitizations since 1986. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates*" for a discussion of BANA. See "*—February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" below for a description of the two payment prioritization methodologies utilized by BANA for servicing the credit card accounts and for reporting data relating to master trust II, and their differences. Servicing activities to be performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, evaluating the increase of credit limits and the issuance of credit cards, providing billing and tax records to accountholders and maintaining internal records for each account. Managerial and custodial services performed by the servicer on behalf of master trust II include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the master trust II trustee pursuant to the master trust II agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for master trust II and providing related data processing and reporting services for investor certificateholders of any series and on behalf of the master trust II trustee.

If BANA became insolvent, a Pay Out Event and a Servicer Default would occur. If a Pay Out Event occurs, this could cause an early redemption of the notes, and payments on your notes could be accelerated, delayed or reduced. See "*—Pay Out Events*" below. Furthermore, if a Servicer Default occurs, BANA could be removed as servicer for master trust II and a successor servicer would be appointed. See "*—Servicer Default*" below for more information regarding the appointment of a successor servicer.

Pursuant to the master trust II agreement, BANA, as servicer, has the right to delegate its duties as servicer to any person who agrees to conduct such duties in accordance with BANA's lending guidelines. However, such delegation would not relieve BANA of its obligations as servicer under the master trust II agreement. BANA, as servicer, has delegated some of its servicing duties to its direct, wholly-owned subsidiary Card Processing Reseller. See "*BANA's Credit Card Activities—General*" and "*—Card Processing Reseller and Total System Services, Inc.*" for a description of this delegation.

The servicer will be required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering such actions and in such amounts as the servicer believes to be reasonable from time to time.

The servicer may not resign from its obligations and duties under the master trust II agreement, except upon determination that performance of its duties is no longer permissible under applicable law. No such resignation will become effective until the master trust II trustee or a successor to the servicer has assumed the servicer's responsibilities and obligations under the master trust II agreement.

<u>February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies</u>

Prior to February 5, 2015, BANA utilized two payment prioritization methodologies when servicing credit card accounts. The cardholder cycle payment methodology was utilized for customer calculations such as balance subject to finance charge, finance charges billed, and statement balance reporting functions. The daily trust payment methodology was utilized for reporting on the assets in the

Master Trust II Portfolio. BANA believes that those two methodologies had been utilized since approximately 1996.

The cardholder methodology prioritized payments to balances by the interest rate applied to the balance, then, within each rate bucket, by the type of balance, generally fees and finance charge receivable balances before principal receivable balances. This methodology ran only when an account cycled once per month, reprocessing all transactions since the last statement. Although a customer's outstanding balance was updated daily under the cardholder methodology as transactions were posted to the system, the component balances (which define principal receivable and finance charge receivable portions) were updated only once per month at the time an account cycled.

The trust methodology prioritized payments by balance type, generally paying all outstanding fees and finance charge receivable balances before paying outstanding principal receivable balances. Also, the trust methodology prioritized some types of credit adjustments between principal receivable balances and finance charge receivable balances differently than did the cardholder methodology. Under the trust methodology, principal receivable and finance charge receivable balances were updated daily as an output of the daily payment allocation.

On February 5, 2015, BANA implemented a systems initiative that consolidated these methodologies into a single payment prioritization methodology. This consolidated methodology prioritizes payments and credit adjustments to balances similar to the cardholder methodology but does so on a daily basis similar to the trust methodology.

The two previously utilized methodologies agreed on the total outstanding balance and total payments received for each credit card account, but they varied with respect to the component principal receivable and finance charge receivable balances. This variance was primarily due to differences in the prioritization applied to payments and credit adjustments under each of the two methodologies. Due to differences in the frequency with which principal receivable and finance charge receivable balances were updated under the two previously utilized methodologies, BANA is not able to precisely quantify the variance in the component principal receivable and finance charge receivable balances at any point in time.

Certain reported master trust II performance and related metrics are calculated, in part, based on component principal receivable or finance charge receivable balances arising in the credit card accounts at one or more points in time and/or on the amount of collections of principal receivables or finance charge receivables received during each relevant period. These metrics include, but are not limited to, historical information presented in Annex I to this prospectus and information included in periodic reports filed on Form 10-D. See "—*Delinquency and Principal Charge-Off Experience—Principal Charge-Off Experience Master Trust II Portfolio* ", "—*Revenue Experience—Revenue Experience Master Trust II Portfolio* " , "—*Principal Payment Rates—Cardholder Monthly Principal Payment Rates Master Trust II Portfolio*" and "—*The Receivables*" below. With the implementation of the consolidated methodology, BANA expects that the reported results for all such reported performance and related metrics are and will be different than would otherwise have been the case had the consolidated methodology used the same prioritization for payments and credit adjustments as was utilized by the trust methodology. However, due to systems limitations, BANA is not able to accurately quantify what the impact will be at and after conversion to the consolidated methodology. As a result, performance and related metrics reported for the Master Trust II Portfolio for periods ending on or before January 31, 2015 are not fully comparable to the same performance and related metrics reported for the Master Trust II Portfolio for periods ending after February 4, 2015.

Master Trust II Accounts

The servicer will establish and maintain, in the name of master trust II, for the benefit of certificateholders of all series, an account established for the purpose of holding collections of receivables, called a master trust II collection account, which will be a non-interest bearing segregated account established and maintained with the servicer or with a Qualified Institution. A Qualified Institution may also be a depository institution, which may include the master trust II trustee, which is acceptable to each rating agency.

In addition, for the benefit of the investor certificateholders of certificates issued by master trust II, the master trust II trustee will establish and maintain in the name of master trust II two separate accounts, called a finance charge account and a principal account, in segregated master trust II accounts (which need not be deposit accounts) with a Qualified Institution (other than BANA or the transferor). Funds in the principal account and the finance charge account for master trust II will be invested, at the direction of the servicer, in Permitted Investments.

Any earnings (net of losses and investment expenses) on funds in the finance charge account or the principal account allocable to Series 2001-D will be included in collections of finance charge receivables allocable to Series 2001-D. The servicer will have the revocable power to withdraw funds from the master trust II collection account and to instruct the master trust II trustee to make withdrawals and payments from the finance charge account and the principal account for the purpose of carrying out the servicer's duties.

Investor Percentage

The servicer will allocate between the Investor Interest of each series issued and outstanding and the Transferor Interest, all amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts, based on a varying percentage called the investor percentage. The servicer will make each allocation by reference to the applicable investor percentage of each series and the Transferor Percentage, and, in certain circumstances, the percentage interest of certain credit enhancement providers, for such series. For a description of how allocations will be made to Series 2001-D, the collateral certificate and the Class D certificate by master trust II, see "*Sources of Funds to Pay the Notes—The Collateral Certificate*" and "*Master Trust II—The Class D Certificate*."

Application of Collections

Except as otherwise provided below, the servicer will deposit into the master trust II collection account, no later than the second Business Day following the date of processing, any payment collected by the servicer on the receivables in master trust II. On the same day as any such deposit is made, the servicer will make the deposits and payments to the accounts and parties as indicated below. BANA, as servicer, may make such deposits and payments on a monthly or other periodic basis on each Transfer Date in an amount equal to the net amount of such deposits and payments which would have been made on a daily basis if:

- (i) the servicer provides to the master trust II trustee and Funding a letter of credit covering collection risk of the servicer acceptable to the specified rating agency, and

- (ii) Funding shall not have received a notice from such rating agency that such letter of credit would result in the lowering of such rating agency's then-existing rating of any series of certificates previously issued by master trust II and then-outstanding; or

- the servicer has and maintains a certificate of deposit or short-term deposit rating of P-1 by Moody's, of A-1 by Standard & Poor's, and of F1 by Fitch.

Whether the servicer is required to make monthly or daily deposits from the master trust II collection account into the finance charge account or the principal account, for any month:

- the servicer will only be required to deposit collections from the master trust II collection account into the finance charge account, the principal account or any series account established by a related series supplement up to the required amount to be deposited into any such deposit account or, without duplication, distributed on or prior to the related Distribution Date to certificateholders; and

- if at any time prior to such Distribution Date the amount of collections deposited in the master trust II collection account exceeds the amount required to be deposited pursuant to this section, the servicer, subject to certain limitations, will be permitted to withdraw the excess from the master trust II collection account.

The servicer will withdraw the following amounts from the master trust II collection account for application as indicated:

(a) An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of principal receivables will be:

—paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest; or

—deposited in the principal account and treated as Unallocated Principal Collections.

(b) An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of finance charge receivables will be:

—deposited in the finance charge account (in an amount equal to the amount of such deposits times the aggregate prefunded amount, if any, on deposit in the principal funding subaccount for any tranche of notes divided by the Transferor Interest) and paid to the issuing entity on the following Transfer Date (in an amount not to exceed the positive difference, if any, between (i) the amount of interest payable to noteholders and derivative counterparties, if any, on such prefunded amount and (ii) the net investment earnings on such prefunded amounts for such month); or

—otherwise paid to the holder of the Transferor Interest.

(c) For series of master trust II certificates other than Series 2001-D, an amount equal to the applicable investor percentage of the aggregate amount of such deposits relating to the finance charge receivables will be deposited into the finance charge account and the aggregate amount of such deposits relating to principal receivables will be deposited into the principal account, in each case, for application and distribution in accordance with the related series supplement. However, so long as certain conditions are satisfied, including that no Pay Out Event has occurred or is continuing, collections of principal receivables allocable to subordinated classes of investor certificates will be deposited in the principal account only up to an amount (not less than zero) equal to:

—1.5 *times* the total monthly interest to be deposited during the current month for all classes of investor certificates described in the related series supplement, *plus*

—if BANA or The Bank of New York Mellon is not the servicer, the monthly servicing fee, *minus*

—the preceding month's finance charge collections allocated to the related investor certificates (unless the transferor or the servicer has knowledge that the current month's finance charge collections will be materially less than the finance charge collections for the prior month, in which case, the lesser amount will be used).

Any collections of principal receivables allocable to subordinated classes of investor certificates in excess of such amount will be commingled with BANA's other funds until the following Transfer Date.

(d) For Series 2001-D, deposits in respect of finance charge receivables and principal receivables will be allocated to Series 2001-D as described in "*Sources of Funds to Pay the Notes—The Collateral Certificate*" in this prospectus. However, so long as certain conditions are satisfied, including that no Pay Out Event relating to Series 2001-D has occurred or is continuing, and that neither an early redemption event nor an event of default relating to the notes has occurred or is continuing, collections of principal receivables allocable to subordinated classes of notes will be deposited in the principal account only up to an amount (not less than zero) equal to:

—1.5 *times* the aggregate amount targeted to be deposited in the interest funding account during the current month and, following any issuance of notes during such month, the aggregate amount targeted to be deposited in the interest funding account for such newly issued notes during the following month, *plus*

—if BANA or The Bank of New York Mellon is not the servicer, the monthly servicing fee, *minus*

—the preceding month's finance charge collections allocated to Series 2001-D (unless the transferor or the servicer has knowledge that the current month's finance charge collections will be materially less than the finance charge collections for the prior month, in which case, the lesser amount will be used).

Any collections of principal receivables allocable to subordinated classes of notes in excess of such amount will be commingled with BANA's other funds until the following Transfer Date.

The amount of collections of principal receivables to be deposited in the principal account for subordinated classes of investor certificates described in clause (c) above, or subordinated classes of notes as described in clause (d) above, is subject to amendment with rating agency approval.

Any Unallocated Principal Collections will be held in the principal account and paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest. Unallocated Principal Collections will be held for or distributed to investor certificateholders of the series of certificates issued by master trust II (including Series 2001-D) in accordance with related series supplements.

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The servicer's compliance with its obligations under the master trust II agreement and each series supplement will be independently verified as described under "—*Evidence as to Compliance*" below.

Defaulted Receivables; Rebates and Fraudulent Charges

On each Determination Date, the servicer will calculate the Aggregate Class D Investor Default Amount for the preceding month, which will be equal to the aggregate amount of the investor percentage of principal receivables in Defaulted Accounts; that is, credit card accounts which in such month were written off as uncollectible in accordance with the servicer's policies and procedures for servicing credit card receivables comparable to the receivables in master trust II. The Aggregate Class D Investor Default Amount, and thus the entire investor percentage of principal receivables in Defaulted Accounts allocable to Series 2001-D, will be allocated only to the Class D Investor Interest, unless the Class D Investor Interest has been reduced to zero by unreimbursed Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D certificate. See "—*The Class D Certificate*" below for a description of the ways in which the Class D Investor Interest can be reduced.

Recoveries on receivables in Defaulted Accounts (net of expenses) will be included as finance charge collections payable to master trust II, provided that if any of such recoveries relates to both receivables in Defaulted Accounts and other receivables, and it cannot be determined with objective certainty whether such recoveries relate to receivables in Defaulted Accounts or other receivables, the amount of recoveries included as finance charge collections payable to master trust II will be the servicer's reasonable estimate of the amount recovered in respect of receivables in Defaulted Accounts.

If the servicer adjusts the amount of any principal receivable because of transactions occurring in respect of a rebate or refund to a cardholder, then the Transferor Interest will be reduced by the amount of the adjustment. In addition, the Transferor Interest will be reduced as a result of transactions in respect of any principal receivable which was discovered as having been created through a fraudulent or counterfeit charge.

If the servicer makes a deposit into the collection account of a receivable that was received in the form of a check which is not honored for any reason or if the servicer makes a mistake in the amount of any deposit of any collection, then the servicer will appropriately adjust subsequent deposits into the collection account to reconcile the dishonored check or mistake. Any payment received in the form of a dishonored check is deemed not to have been paid.

Master Trust II Termination

Master trust II will terminate on the Master Trust II Termination Date. Upon the termination of master trust II and the surrender of the Transferor Interest, the master trust II trustee shall convey to the holder of the Transferor Interest all right, title and interest of master trust II in and to the receivables and other funds of master trust II.

Pay Out Events

A Pay Out Event will cause the early redemption of the notes, including the Class [•](201[•]-[•]) notes. A Pay Out Event refers to any of the following events:

(a)   failure on the part of Funding (i) to make any payment or deposit on the date required under the master trust II agreement or the Series 2001-D supplement (or within the applicable grace period which shall not exceed 5 days) or (ii) to observe or perform in

any material respect any other covenants or agreements of Funding set forth in the master trust II agreement or the Series 2001-D supplement, which failure has a material adverse effect on the certificateholders (determined without reference to whether any funds are available under the Class D certificate) and which continues unremedied for a period of 60 days after written notice of such failure, requiring the same to be remedied, and continues to materially and adversely affect the interests of the certificateholders (determined without reference to whether any funds are available under the Class D certificate) for such period;

(b)   any representation or warranty made by Funding in the master trust II agreement or the Series 2001-D supplement, or any information required to be given by Funding to the master trust II trustee to identify the credit card accounts, proves to have been incorrect in any material respect when made or delivered and which continues to be incorrect in any material respect for a period of 60 days after written notice of such failure, requiring the same to be remedied, and as a result of which the interests of the certificateholders (determined without reference to whether any funds are available under the Class D certificate) are materially and adversely affected and continue to be materially and adversely affected for such period, except that a Pay Out Event described in this clause (b) will not occur if Funding has accepted reassignment of the related receivable or all such receivables, if applicable, during such period in accordance with the provisions of the master trust II agreement;

(c)   (i) Funding becomes unable for any reason to transfer receivables to master trust II in accordance with the master trust II agreement or (ii) BANA becomes unable for any reason to transfer receivables to Funding in accordance with the provisions of the receivables purchase agreement between BANA and Funding;

(d)   any Servicer Default occurs which would have a material adverse effect on the certificateholders;

(e)   certain events of insolvency, conservatorship, receivership or bankruptcy relating to Funding or BANA;

(f)   Funding fails to convey receivables arising under additional credit card accounts, or participations, to master trust II when required by the master trust II agreement; or

(g)   master trust II becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

In the case of any event described in clause (a), (b) or (d) above, a Pay Out Event will occur only if, after any applicable grace period, either the master trust II trustee or the noteholders evidencing interests aggregating not less than 50% of the Adjusted Outstanding Dollar Principal Amount of the outstanding notes, by written notice to Funding and the servicer (and to the master trust II trustee if given by the noteholders) declare that a Pay Out Event has occurred as of the date of such notice.

In the case of any event described in clause (c), (e), (f) or (g), a Pay Out Event will occur without any notice or other action on the part of the master trust II trustee or the noteholders immediately upon the occurrence of such event.

If the only Pay Out Event to occur is either (i) the insolvency or bankruptcy of Funding or BANA, or (ii) the appointment of a conservator or receiver for BANA, the related conservator, receiver

or bankruptcy court may have the power to prevent the early sale, liquidation or disposition of the receivables in master trust II and the commencement of a Rapid Amortization Period. In addition, a conservator, receiver or bankruptcy court may have the power to cause the early sale of the receivables in master trust II and the early retirement of the certificates. See "*Risk Factors*" in this prospectus.

On the date on which a Pay Out Event occurs, the Rapid Amortization Period will commence. A Pay Out Event for Series 2001-D is also an early redemption event for the notes, including the Class [•](201[•]-[•]) notes. See "*The Indenture—Early Redemption Events*."

Servicing Compensation and Payment of Expenses

The share of the master trust II servicing fee allocable to Series 2001-D for any Transfer Date, called the Investor Servicing Fee, will equal one-twelfth of the product of (i) 2.00% and (ii) the Weighted Average Floating Allocation Investor Interest for Series 2001-D for the month preceding such Transfer Date. On each Transfer Date, if BANA or The Bank of New York Mellon is the servicer, servicer interchange for the related month that is on deposit in the finance charge account will be withdrawn from the finance charge account and paid to the servicer in payment of a portion of the Investor Servicing Fee for such month.

The servicer interchange for any month for which BANA or The Bank of New York Mellon is the servicer will be an amount equal to the portion of collections of finance charge receivables allocated to the Investor Interest for Series 2001-D for such month that is attributable to interchange. However, servicer interchange for a month will not exceed one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for Series 2001-D for such month and (ii) 0.75%. In the case of any insufficiency of servicer interchange on deposit in the finance charge account, a portion of the Investor Servicing Fee allocable to Series 2001-D for such month will not be paid to the extent of such insufficiency and in no event shall master trust II, the master trust II trustee or the collateral certificateholder be liable for the share of the servicing fee to be paid out of servicer interchange.

The share of the Investor Servicing Fee allocable to Series 2001-D for any Transfer Date, called the Net Servicing Fee, is equal to one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for Series 2001-D and (ii) 1.25%, or if BANA or The Bank of New York Mellon is not the servicer, 2.00%.

The Investor Servicing Fee allocable to Series 2001-D will be funded from collections of finance charge receivables allocated to Series 2001-D. The remainder of the servicing fee for master trust II will be allocable to the Transferor Interest, the Investor Interests of any other series of investor certificates issued by master trust II and any other interests in master trust II, if any, for such series. Neither master trust II, the master trust II trustee nor the certificateholders of any series of investor certificates issued by master trust II (including Series 2001-D) will have any obligation to pay the portion of the servicing fee allocable to the Transferor Interest.

In connection with servicing the receivables, the servicer may incur certain expenses. The Investor Servicing Fee that is paid to the servicer is intended, in part, to compensate the servicer for these expenses. The servicer will pay from its servicing compensation these expenses which may include, without limitation, payment of the fees and disbursements of the master trust II trustee, the owner trustee, the indenture trustee and independent certified public accountants and other fees which are not expressly stated in the master trust II agreement, the trust agreement or the indenture to be payable by master trust II or the investor certificateholders other than federal, state and local income and franchise taxes, if any, of master trust II. See the chart entitled "*Fees and Expenses Payable from BAseries Available Funds and BAseries Available Principal Amounts*."

The Class D Certificate

The following discussion summarizes the material terms of the Class D certificate. The collateral certificate and the Class D certificate are the only master trust II investor certificates issued pursuant to Series 2001-D.

The Class D certificate represents an undivided interest in master trust II, but is not entitled to receive any payments of interest. The Class D Investor Interest, which represents the size of the Class D certificate's undivided interest in master trust II, is determined primarily by the Adjusted Outstanding Dollar Principal Amount of the issuing entity's notes. See "*Prospectus Summary—Required Subordinated Amount and Required Class D Investor Interest,*" "*The Notes—Required Subordinated Amount—The Class D Certificate,*" and the definition of "Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined.

The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, in two ways. First, when Series 2001-D is allocated principal receivables in Defaulted Accounts as described above in "*—Defaulted Receivables; Rebates and Fraudulent Charges,*" the related Defaulted Amounts allocable to Series 2001-D will reduce the Class D Investor Interest prior to any reduction to the nominal liquidation amounts of notes due to uncovered Investor Default Amounts. On each Transfer Date, if the Aggregate Class D Investor Default Amount for such Transfer Date exceeds the amount of Available Funds which is allocated and available following the payment of the amounts described in clauses first through seventh under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds,*" the Class D Investor Interest will be reduced by the amount of such excess, but not more than the lesser of the Aggregate Class D Investor Default Amount and the Class D Investor Interest for such Transfer Date. This reduction in the Class D Investor Interest is called a "Class D Investor Charge-Off." On any Transfer Date, to the extent that the Aggregate Class D Investor Default Amount is greater than the Class D Investor Interest, the Class D Investor Interest will be reduced to zero, and the amount of such excess will be applied as Investor Default Amounts that can reduce the nominal liquidation amounts of the notes if BAseries Available Funds are insufficient to cover such Investor Default Amounts, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocations of Reductions from Charge-Offs.*"

Second, collections on principal receivables allocable to the Class D certificate can be reallocated to make interest payments on the notes or pay the BAseries's share of the master trust II servicing fee. On any Transfer Date, to the extent that the amount of BAseries Available Funds which is allocated and available is insufficient to pay the amounts described in clauses first and second under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds,*" collections of principal receivables allocable to the Class D Certificate will be applied as Available Funds, but not in an amount to exceed the lesser of:

- the Class D Investor Interest (after giving effect to any Class D Investor Charge-Offs on such Transfer Date); and

- the sum of the following calculation for each day in the preceding month: for any day, the product of (i) the aggregate amount of collections of principal receivables on such day *times* (ii) the percentage equivalent (which percentage shall never exceed 100%) of a fraction, the numerator of which is the Class D Investor Interest as of such day and the denominator of which is equal to the Investor Interest of Series 2001-D as of such day.

So long as the Class D Investor Interest is greater than zero, this reallocation of collections on principal receivables allocable to the Class D certificate will occur prior to any reallocations of BAseries Available Principal Amounts used to pay interest on senior classes of notes or the master trust II servicing fee. If any such reallocation reduces the Class D Investor Interest to zero, or if the Class D Investor Interest has already been reduced to zero, and the amount of BAseries Available Funds which is allocated and available is insufficient to pay the amounts described in clauses first and second under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," BAseries Available Principal Amounts will be reallocated to cover such deficiency, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Application of BAseries Available Principal Amounts.*"

Any reductions to the Class D Investor Interest due to Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D Certificate will be reimbursed through Available Funds remaining after payment of the amounts described in clauses first through seventh under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Application of BAseries Available Funds.*"

New Issuances

The master trust II agreement provides that the holder of the Transferor Interest, without independent verification of its authority, may cause the master trust II trustee to issue one or more new series of certificates and may define all principal terms of such series. Each series issued may have different terms and enhancements than any other series. None of the transferor, the servicer, the master trust II trustee or master trust II is required or intends to provide prior notice to or obtain the consent of any certificateholder of any other series previously issued by master trust II or any noteholder of a series previously issued by the issuing entity prior to the issuance of a new series of master trust II investor certificates. However, as a condition of a new issuance, the holder of the Transferor Interest will deliver to the master trust II trustee written confirmation that the new issuance will not result in the reduction or withdrawal by any rating agency of its rating of any outstanding series.

Under the master trust II agreement, the holder of the Transferor Interest may cause a new issuance by notifying the master trust II trustee at least three days in advance of the date upon which the new issuance is to occur. The notice will state the designation of any series to be issued and:

- its initial principal amount (or method for calculating such amount) which amount may not be greater than the current principal amount of the Transferor Interest;

- its certificate rate (or method of calculating such rate); and

- the provider of any credit enhancement.

The master trust II trustee will authenticate a new series only if it receives the following, among others:

- a series supplement specifying the principal terms of such series;

- an opinion of counsel to the effect that, unless otherwise stated in the related series supplement, the certificates of such series will be characterized as indebtedness for federal income tax purposes;

- a master trust II tax opinion;

- if required by the related series supplement, the form of credit enhancement;

- if credit enhancement is required by the series supplement, an appropriate credit enhancement agreement executed by Funding and the credit enhancer;

- written confirmation from each rating agency that the new issuance will not result in such rating agency's reducing or withdrawing its rating on any then outstanding series rated by it; and

- an officer's certificate of Funding to the effect that after giving effect to the new issuance Funding would not be required to add additional accounts pursuant to the master trust II agreement and the Transferor Interest would be at least equal to the Minimum Transferor Interest.

Representations and Warranties

Funding has made in the master trust II agreement certain representations and warranties to master trust II to the effect that, among other things, that as of the Substitution Date:

- as of the issuance date, Funding is duly incorporated and in good standing and that it has the authority to consummate the transactions contemplated by the master trust II agreement; and

- as of the date of the designation of the related accounts to master trust II, each account is an Eligible Account.

Prior to the Substitution Date, FIA made similar representations and warranties relating to receivables that were transferred by FIA to master trust II. For so long as such receivables are assets of master trust II, then the representations and warranties made by FIA regarding those receivables will be in effect and enforceable against BANA, as successor by merger to FIA.

If,

- any of these representations and warranties proves to have been incorrect in any material respect when made by either FIA with respect to receivables transferred to master trust II prior to the Substitution Date or by Funding, and continues to be incorrect for 60 days after notice to Funding by the master trust II trustee or to the transferor and the master trust II trustee by the certificateholders holding not less than 50% of the Investor Interest of any series; and

- as a result the interests of the certificateholders are materially and adversely affected, and continue to be materially and adversely affected during such period;

then the master trust II trustee or certificateholders holding not less than 50% of the Investor Interest of such series may give notice to Funding (and to the master trust II trustee in the latter instance) declaring that a Pay Out Event has occurred, thereby causing an early redemption event to occur relating to the notes.

Funding has also made representations and warranties to master trust II relating to the receivables in master trust II to the effect that, among other things:

- as of the date of designation of the related account to the Master Trust II Portfolio, each of the receivables then existing in such account is an Eligible Receivable; and

- as of the date of designation of the related account to the Master Trust II Portfolio, each receivable then existing in such account was transferred to master trust II free and clear of any lien (except for certain tax, governmental or other nonconsensual liens).

Prior to the Substitution Date, FIA made similar representations and warranties relating to the receivables as of the date of designation of the related account to the Master Trust II Portfolio. For so long as receivables transferred by FIA prior to the Substitution Date are assets of master trust II, then the representations and warranties made by FIA with respect to the receivables will be in effect and enforceable against BANA, as successor by merger to FIA.

In the event of a breach of any representation and warranty set forth in the preceding paragraph, within 60 days, or such longer period (not to exceed 120 days) as may be agreed to by the master trust II trustee, of the earlier to occur of the discovery of such breach by Funding or BANA, as applicable, or receipt by Funding of written notice of such breach given by the master trust II trustee, or, for certain breaches relating to prior liens, immediately upon the earlier to occur of such discovery or notice and if as a result of such breach, the receivables in the accounts of master trust II are charged-off as uncollectible, master trust II's rights in, to or under the receivables or their proceeds are impaired or the proceeds of such receivables are not available for any reason to master trust II free and clear of any lien (except for certain tax, governmental and other nonconsensual liens), then Funding or BANA (as successor by merger to FIA), with respect to receivables transferred to master trust II prior to the Substitution Date, will be obligated to accept reassignment of each related principal receivable as an ineligible receivable. Such reassignment will not be required to be made, however, if, on any day within the applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects.

Funding or BANA, as applicable, will accept reassignment of each applicable ineligible receivable by directing the servicer to deduct the amount of each such ineligible receivable from the aggregate amount of principal receivables used to calculate the Transferor Interest, thereby reducing Funding's interest in master trust II. In the event that the exclusion of an ineligible receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be a negative number, on the date of reassignment of such ineligible receivable Funding shall make a deposit in the collection account in immediately available funds in an amount equal to the amount by which the Transferor Interest would be reduced below zero. Any such deduction or deposit shall be considered a repayment in full of the ineligible receivable. The obligation of Funding to accept reassignment of any ineligible receivable transferred to master trust II after the Substitution Date is the sole remedy respecting any breach of the representations and warranties made by Funding with respect to receivables transferred to master trust II after the Substitution Date relating to that receivable available to the certificateholders or the master trust II trustee on behalf of certificateholders. The obligation of BANA (as successor by merger to FIA) to accept reassignment of any ineligible receivable transferred to master trust II prior to the Substitution Date is the sole remedy respecting any breach of the surviving representations and warranties made by FIA with respect to receivables transferred to master trust II prior to the Substitution Date relating to that receivable available to the certificateholders or the master trust II trustee on behalf of the certificateholders.

Funding, as of the date it became transferor, has also represented and warranted to master trust II to the effect that, among other things, as of the Substitution Date:

- the receivables purchase agreement and the master trust II agreement each constitutes a legal, valid and binding obligation of Funding; and

- the transfer of receivables by it to master trust II under the master trust II agreement will constitute either:

  —a valid sale to the master trust II trustee of receivables; or

  —the grant of a security interest in such receivables, and that sale or security interest is perfected.

In the event of a breach of any of the representations and warranties described in the preceding paragraph, either the master trust II trustee or the holders of certificates evidencing interests in master trust II aggregating more than 50% of the aggregate Investor Interest of all series outstanding under master trust II may direct BANA, as successor by merger to FIA (with respect to receivables transferred prior to the Substitution Date) or Funding (with respect to receivables transferred after the Substitution Date) to accept reassignment of the Master Trust II Portfolio within 60 days of such notice, or within such longer period specified in such notice. BANA or Funding, as applicable, will be obligated to accept reassignment of such receivables in master trust II on a Distribution Date occurring within such applicable period. Such reassignment will not be required to be made, however, if at any time during such applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects. The deposit amount for such reassignment will be equal to:

- the Investor Interest for each series outstanding under master trust II on the last day of the month preceding the Distribution Date on which the reassignment is scheduled to be made; *minus*

- the amount, if any, previously allocated for payment of principal to such certificateholders (or other interest holders) on such Distribution Date; *plus*

- an amount equal to all accrued and unpaid interest less the amount, if any, previously allocated for payment of such interest on such Distribution Date.

The payment of this reassignment deposit amount and the transfer of all other amounts deposited for the preceding month in the distribution account will be considered a payment in full of the Investor Interest for each such series required to be repurchased and will be distributed upon presentation and surrender of the certificates for each such series. If the master trust II trustee or certificateholders give a notice as provided above, the obligation of BANA or Funding, as applicable, to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to the master trust II trustee or such certificateholders.

For purposes of the provisions of the master trust II agreement requiring action at the direction of certificateholders as described above, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

It is not required or anticipated that the master trust II trustee will make any initial or periodic general examination of the receivables or any records relating to the receivables for the purpose of establishing the presence or absence of defects, compliance with BANA's or Funding's representations and warranties, or for any other purpose. Funding, however, will deliver to the master trust II trustee on

or before March 31 of each year, an opinion of counsel with respect to the validity of the security interest of master trust II in and to the receivables and certain other components of master trust II.

In addition, as more particularly described under "*New Requirements for SEC Shelf Registration—Asset Representation Review*," once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Master Trust II Portfolio that are 60 or more days delinquent, including the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement. The objective of the review process is to independently identify non-compliance with a representation or warranty concerning the receivables. The asset representations reviewer will provide a final report setting out the findings and conclusions of its review to the master trust II trustee and the servicer, and the servicer will provide that report to Funding. Funding will investigate any findings of non-compliance contained in the asset representations reviewer's final report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of any transaction agreement. If Funding determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee.

Certain Matters Regarding the Servicer and the Transferor

The master trust II agreement provides that the servicer will indemnify the transferor, master trust II and the master trust II trustee from and against any loss, liability, expense, damage or injury suffered or sustained by reason of any acts or omissions or alleged acts or omissions of the servicer for the activities of master trust II or the master trust II trustee. The servicer, however, will not indemnify:

- the master trust II trustee or the transferor for liabilities imposed by reason of fraud, negligence, or willful misconduct by the master trust II trustee or the transferor in the performance of its duties under the master trust II agreement;

- master trust II, the certificateholders or the certificate owners for liabilities arising from actions taken by the master trust II trustee at the request of certificateholders;

- master trust II, the certificateholders or the certificate owners for any losses, claims, damages or liabilities incurred by any of them in their capacities as investors, including without limitation, losses incurred as a result of defaulted receivables or receivables which are written off as uncollectible; or

- the transferor, master trust II, the certificateholders or the certificate owners for any liabilities, costs or expenses of the transferor, master trust II, the certificateholders or the certificate owners arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise tax or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by the transferor, master trust II, the certificateholders or the certificate owners in connection with the master trust II agreement to any taxing authority.

In addition, the master trust II agreement provides that, subject to certain exceptions, Funding will indemnify an injured party for any losses, claims, damages or liabilities (other than those incurred by a certificateholder as an investor in the certificates or those which arise from any action of a certificateholder) arising out of or based upon the arrangement created by the master trust II agreement as though the master trust II agreement created a partnership under the Delaware Revised Uniform Partnership Act in which Funding is a general partner.

None of the transferor, the servicer or any of their respective directors, officers, employees or agents will be under any liability to master trust II, the master trust II trustee, the investor certificateholders of any certificates issued by master trust II or any other person for any action taken, or for refraining from taking any action, in good faith pursuant to the master trust II agreement. None of the transferor, the servicer or any of their respective directors, officers, employees or agents will be protected against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence of the transferor, the servicer or any such person in the performance of their duties or by reason of reckless disregard of obligations and duties thereunder. In addition, the master trust II agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the master trust II agreement and which in its opinion may expose it to any expense or liability.

Funding may transfer its interest in all or a portion of the Transferor Interest, provided that prior to any such transfer:

- the master trust II trustee receives written notification from each rating agency that such transfer will not result in a lowering or withdrawal of its then-existing rating of the certificates of each outstanding series rated by it; and

- the master trust II trustee receives a written opinion of counsel confirming that such transfer would not adversely affect the treatment of the certificates of each outstanding series issued by master trust II as debt for federal income tax purposes.

Any person into which, in accordance with the master trust II agreement, the transferor or the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the transferor or the servicer is a party, or any person succeeding to the business of the transferor or the servicer, upon execution of a supplement to the master trust II agreement and delivery of an opinion of counsel with respect to the compliance of the transaction with the applicable provisions of the master trust II agreement, will be the successor to the transferor or the servicer, as the case may be, under the master trust II agreement.

Servicer Default

In the event of any Servicer Default, either the master trust II trustee or certificateholders representing interests aggregating more than 50% of the Investor Interests for all series of certificates of master trust II, by written notice to the servicer (and to the master trust II trustee, the transferor and certain providers of series enhancement, if given by the certificateholders), may terminate all of the rights and obligations of the servicer under the master trust II agreement and the master trust II trustee may appoint a new servicer. Any such termination and appointment is called a service transfer. The master trust II trustee shall as promptly as possible appoint a successor servicer. The successor servicer may be the master trust II trustee, a wholly-owned subsidiary of the master trust II trustee, or an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (2) is legally qualified and has the capacity to service the Master Trust II Portfolio, (3) is qualified (or licensed) to use the software that the servicer is then currently using to service the Master Trust II Portfolio or obtains the right to use, or has its own, software which is adequate to perform its duties under the master trust II agreement, (4) has, in the reasonable judgment of the master trust II trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care, and (5) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter. The successor servicer shall accept its appointment by written instrument acceptable to the master trust II trustee. The successor servicer is entitled to compensation out of collections; however, that compensation

will not be in excess of the master trust II servicing fee. See "—*Servicing Compensation and Payment of Expenses*" above for a discussion of the master trust II servicing fee.

Because BANA, as servicer, has significant responsibilities for the servicing of the receivables, the master trust II trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the master trust II agreement. If no such servicer has been appointed and has accepted such appointment by the time the servicer ceases to act as servicer, all authority, power and obligations of the servicer under the master trust II agreement will pass to the master trust II trustee. The Bank of New York Mellon, the master trust II trustee, does not have credit card operations. If The Bank of New York Mellon is automatically appointed as successor servicer it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the master trust II agreement may not be sufficient to cover its actual costs and expenses of servicing the accounts. Except when the Servicer Default is caused by certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer, if the master trust II trustee is unable to obtain any bids from eligible servicers and the servicer delivers an officer's certificate to the effect that it cannot in good faith cure the Servicer Default which gave rise to a transfer of servicing, and if the master trust II trustee is legally unable to act as successor servicer, then the master trust II trustee shall give the transferor the right of first refusal to purchase the receivables on terms equivalent to the best purchase offer as determined by the master trust II trustee.

Upon the occurrence of any Servicer Default, the servicer shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the master trust II agreement. The servicer is required to provide the master trust II trustee, any provider of enhancement and/or any issuer of any third-party credit enhancement, the holder of the Transferor Interest and the holders of certificates of each series issued and outstanding under master trust II prompt notice of such failure or delay by it, together with a description of the cause of such failure or delay and its efforts to perform its obligations.

In the event of a Servicer Default, if a conservator or receiver is appointed for the servicer and no Servicer Default other than such conservatorship or receivership or the insolvency of the servicer exists, the conservator or receiver may have the power to prevent either the master trust II trustee or the majority of the certificateholders from effecting a service transfer. See "*Risk Factors—Regulatory action could result in losses or delays in payment*" in this prospectus.

For purposes of the provisions of the master trust II agreement permitting a majority of the certificateholders to effect a service transfer, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

Evidence as to Compliance

The servicer will deliver to the master trust II trustee and, if required, file with the SEC as part of an annual report on Form 10-K filed on behalf of master trust II and the issuing entity, the following documents:

- a report by a firm of independent certified public accountants, based upon established criteria that meets the standards applicable to accountants' reports intended for general distribution, attesting to the fairness of the assertion of the servicer's management that its internal controls over the functions performed as servicer of master trust II are effective, in all material respects, in providing reasonable assurance that master trust II assets are safeguarded against

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loss from unauthorized use or disposition, on the date of such report, and that such servicing was conducted in compliance with the sections of the master trust II agreement during the preceding fiscal year, except for such exceptions or errors as such firm believes to be immaterial and such other exceptions specified in such statement;

- with regard to any tranche of notes or any additional notes the offer and sale of which (i) commences after December 31, 2005 and (ii) is registered with the SEC under the Securities Act of 1933, a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

- with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

- a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:

  - (i) a review of the servicer's activities during the reporting period and of its performance under the master trust II agreement has been made under such officer's supervision; and

  - (ii) to the best of such officer's knowledge, based on such review, the servicer has fulfilled all of its obligations under the master trust II agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer's obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Copies of all statements, certificates and reports furnished to the master trust II trustee may be obtained by a request in writing delivered to the master trust II trustee.

Except as described above or as described elsewhere in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party—including the servicer—has been performed by that party.

Amendments to the Master Trust II Agreement

By accepting a note, a noteholder will be deemed to acknowledge that the transferor, the servicer and the master trust II trustee may amend the master trust II agreement and any series supplement without the consent of any investor certificateholder (including the issuing entity) or any noteholder, so long as the amendment will not, as evidenced by an opinion of counsel to the master trust II trustee, materially adversely affect the interest of any investor certificateholder (including the holder of the collateral certificate).

No amendment to the master trust II agreement will be effective unless the issuing entity delivers the opinions of counsel described under "*The Indenture—Tax Opinions for Amendments.*"

The master trust II agreement and any series supplement may be amended by the transferor, the servicer and the master trust II trustee, without the consent of certificateholders of any series then outstanding, for any purpose, so long as:

- the transferor delivers an opinion of counsel acceptable to the master trust II trustee to the effect that such amendment will not adversely affect in any material respect the interest of such certificateholders;

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II; and

- such amendment will not cause a significant change in the permitted activities of master trust II, as set forth in the master trust II agreement.

The master trust II agreement and any related series supplement may be amended by the transferor, the servicer and the master trust II trustee, without the consent of the certificateholders of any series then outstanding, to provide for additional enhancement or substitute enhancement for a series, to change the definition of Eligible Account, to provide for the addition to master trust II of a participation or to replace Funding as transferor with an affiliate of Funding as transferor or to replace BANA with an affiliate of Funding as seller of the receivables to the transferor pursuant to the receivables purchase agreement and to make such other revisions and amendments incidental to such replacement, so long as:

- the transferor delivers to the master trust II trustee a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor, such amendment will not as of the date of such amendment adversely affect in any material respect the interest of such certificateholders; and

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II.

The master trust II agreement and the related series supplement may be amended by the transferor, the servicer and the master trust II trustee (a) with the consent of holders of certificates evidencing interests aggregating not less than 50% of the Investor Interests for all series of master trust II, for the purpose of effectuating a significant change in the permitted activities of master trust II which is not materially adverse to the certificateholders, and (b) in all other cases, with the consent of the holders of certificates evidencing interests aggregating not less than 66⅔% of the Investor Interests for all series of master trust II, for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the master trust II agreement or the related series supplement or of modifying in any manner the rights of certificateholders of any outstanding series of master trust II. No such amendment, however, may:

- reduce in any manner the amount of, or delay the timing of, distributions required to be made on the related series or any other series;

- change the definition of or the manner of calculating the interest of any certificateholder of such series or any certificateholder of any other series issued by master trust II; or

- reduce the aforesaid percentage of interests the holders of which are required to consent to any such amendment,

in each case without the consent of all certificateholders of the related series and certificateholders of all other series adversely affected.

In addition, subject to any other applicable conditions described above, the Series 2001-D supplement may be amended or modified by the transferor without the consent of the servicer, the master trust II trustee, the collateral certificateholder or any noteholder if the transferor provides the master trust II trustee with (a) an opinion of counsel to the effect that such amendment or modification would reduce the risk that master trust II would be treated as taxable as a publicly traded partnership pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended and (b) a certificate that such amendment or modification would not materially and adversely affect any certificateholder, except that no such amendment (i) shall be deemed effective without the master trust II trustee's consent, if the master trust II trustee's rights, duties and obligations under the Series 2001-D supplement are thereby modified or (ii) shall cause a significant change in the permitted activities of master trust II, as set forth in the master trust II agreement. Promptly after the effectiveness of any such amendment, the transferor shall deliver a copy of such amendment to each of the servicer, the master trust II trustee and each rating agency described in the Series 2001-D supplement.

Promptly following the execution of any amendment to the master trust II agreement, the master trust II trustee will furnish written notice of the substance of such amendment to each certificateholder. Any series supplement and any amendments regarding the addition or removal of receivables from master trust II will not be considered an amendment requiring certificateholder consent under the provisions of the master trust II agreement and any series supplement.

For purposes of the provisions of the master trust II agreement requiring the consent of certificateholders to amend the master trust II agreement and any related series supplement, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

Treatment of Noteholders

For purposes of any provision of the master trust II agreement or the Series 2001-D supplement requiring or permitting actions with the consent of, or at the direction of, certificateholders holding a specified percentage of the aggregate unpaid principal amount of investor certificates, the collateral certificateholder will be disregarded and instead:

- each noteholder will be deemed to be an investor certificateholder;

- each noteholder will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes;

- each series of notes under the indenture will be deemed to be a separate series of master trust II certificates and the holder of a note of such series will be deemed to be the holder of an aggregate unpaid principal amount of such series of master trust II certificates equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes of such series;

- each tranche of notes under the indenture will be deemed to be a separate class of master trust II certificates and the holder of a note of such tranche will be deemed to be the holder of an aggregate unpaid principal amount of such class of master trust II certificates equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes of such tranche; and

- any notes owned by the issuing entity, the transferor, the servicer, any other holder of the Transferor Interest or any affiliate thereof will be deemed not to be outstanding, except that, in determining whether the master trust II trustee shall be protected in relying upon any such consent or direction, only notes which the master trust II trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded or deemed not to be outstanding if the pledgee establishes to the master trust II trustee's satisfaction that the pledgee is not the issuing entity, the transferor, the servicer, any other holder of the Transferor Interest or any affiliate thereof.

Certificateholders Have Limited Control of Actions

Certificateholders of any series or class within a series may need the consent or approval of a specified percentage of the Investor Interest of other series or a class of such other series to take or direct certain actions, including to require the appointment of a successor servicer after a Servicer Default, to amend the master trust II agreement in some cases, and to direct a repurchase of all outstanding series after certain violations of the transferor's representations and warranties. The interests of the certificateholders of any such series may not coincide with yours, making it more difficult for any particular certificateholder to achieve the desired results from such vote.

New Requirements for SEC Shelf Registration

The SEC has adopted certain new transaction requirements that we must satisfy in connection with each offering of notes (referred to as a takedown) from a shelf registration statement, including the offering of the Class [•](201[•]-[•]) notes. These new transaction requirements include:

- a requirement to file a certification by the chief executive officer (CEO) of the depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

- a requirement that the underlying transaction agreements relating to each such takedown include certain provisions that are intended to help investors enforce repurchase obligations contained in those agreements, as follows:

  o a provision requiring the appointment of an asset representations reviewer to review certain receivables comprising the Master Trust II Portfolio for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

  o a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction agreements; and

  o a provision to provide for the reporting of requests by investors in the certificates and notes to communicate with other investors in the certificates and notes in connection with the exercise of their rights under the terms of those securities.

In connection with these new requirements for shelf registration, the transferor confirms that it has reasonable grounds to believe that it met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect [on the initial filing date of the Form SF-3 shelf registration statement of which this prospectus forms a part, as of such initial filing date]—[on the ninetieth day after the end of

the transferor's most recent fiscal year end prior to the offering of the Class [•](201[•]-[•]) notes, as of such ninetieth day].

CEO Certification

The transferor, on behalf of the issuing entity, will file the CEO certification relating to the offering of the Class [•](201[•]-[•]) notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO's current belief only and is not a guarantee of the future performance of the receivables comprising the Master Trust II Portfolio or the Class [•](201[•]-[•]) notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the Class [•](201[•]-[•]) notes and could cause the CEO's views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO's views on the matters addressed in the certification were to change.

Asset Representations Review

General

In the master trust II agreement, Funding makes representations and warranties concerning the receivables that are transferred by Funding to master trust II. Prior to the Substitution Date, FIA made similar representations and warranties concerning the receivables that were transferred by FIA to master trust II. For so long as receivables transferred by FIA prior to the Substitution Date are assets of master trust II, the representations and warranties made by FIA with respect to these receivables will be in effect and enforceable against BANA, as successor by merger to FIA. See "*Master Trust II—Representations and Warranties.*" In the receivables purchase agreement, BANA makes representations and warranties concerning the receivables that are transferred by BANA to Funding. Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding. In the master trust II agreement, Funding has transferred and assigned to the master trust II trustee all of its rights under the receivables purchase agreement, including Funding's rights to enforce the representations and warranties made by BANA or BACCS. See "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations.*" The representations and warranties made by each of Funding, FIA, BANA, and BACCS, as applicable, with respect to the related receivables are set forth in Annex IV to this prospectus.

[Name of Asset Representations Reviewer], a [Form/Jurisdiction of Organization], has been appointed as the asset representations reviewer under the asset representations review agreement. *See* "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—[Name of Asset Representations Reviewer]*" for a description of [Name of Asset Representations Reviewer]. Under the terms of the asset representations review agreement, in certain limited situations described below, the asset representations reviewer is responsible for reviewing certain receivables comprising the Master Trust II Portfolio, including the related credit card accounts, for compliance with representations and warranties concerning those receivables made in the master trust II agreement and the receivables

purchase agreement that, if breached, could give rise to an obligation to accept repurchase or reassignment of some or all of the receivables comprising the Master Trust II Portfolio.

A review would be required upon the occurrence of both of the following trigger events:

- *first*, the average for any three consecutive calendar months of the delinquency rates for receivables in the Master Trust II Portfolio that are 60 or more days delinquent (referred to as the three-month average 60^+-day delinquency rate), measured as of the end of the related monthly periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under "—*Delinquency Trigger*" below (and subject to the additional requirements and conditions described under "—*Delinquency Trigger*" below); and

- *second*, if that delinquency trigger has occurred, then the asset representations reviewer is directed by vote of the certificateholders to perform a review, as follows (and subject to the additional requirements and conditions described under "—*Voting Trigger*" below):

  - within 90 days following the date on which the issuing entity reports in its distribution report on Form 10-D that the delinquency trigger has occurred, certificateholders holding at least 5% of the aggregate unpaid principal amount of investor certificates outstanding under master trust II submit a written petition to Funding and the master trust II trustee directing that a vote be taken on whether to initiate a review; and

  - if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken, then the master trust II trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote must direct that a review be undertaken.

Delinquency Trigger

For purposes of the delinquency trigger described above, the delinquency rate for any calendar month will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the Master Trust II Portfolio that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the Master Trust II Portfolio, measured as of the end of the related monthly period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the Master Trust II Portfolio that are 60 or more days delinquent does not include receivables that are charged off as uncollectible.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the Master Trust II Portfolio might not have complied with the representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The "delinquency trigger rate" will initially equal [___]%, which percentage will be reviewed and may be adjusted as described further below. In determining the delinquency trigger rate, we considered two primary factors: (i) the historical peak delinquency rate for receivables in the Master Trust II Portfolio that are 60 or more days delinquent and (ii) the history of repurchase demands for receivables in the Master Trust II Portfolio where the breach of a representation or warranty had been asserted. During the period from inception of master trust II in August 1994 to May 2015, the historical peak delinquency rate for receivables in the Master Trust II Portfolio that are 60 or more days delinquent was 6.00%. During that same period, neither the master trust II trustee nor any certificateholder has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of master trust II, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Based on these considerations and as specified above, we set the initial delinquency trigger rate at [___]%, determined by multiplying the historical peak rate of 6.00% by a factor of [___], which we believe to be an appropriate multiple for a securitization platform that was established more than 20 years ago and with no history of repurchase demands.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)   the filing of a registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by the transferor, on behalf of the issuing entity or master trust II; and

(ii)   a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the transferor's judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio or the manner by which delinquencies are defined or determined;

provided, *however*, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the Master Trust II Portfolio at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may

increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the issuing entity's distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger

For purposes of the voting trigger described above, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder and will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes. In addition, in determining whether the requisite percentage of investor certificateholders have given any direction, notice, or consent, any investor certificates or notes owned by the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the master trust II trustee shall be protected in relying upon any such direction, notice, or consent, only investor certificates or notes that the master trust II trustee knows to be so owned shall be so disregarded. Investor certificates or notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the master trust II trustee's satisfaction the pledgee's right so to act with respect to such investor certificates or notes and that the pledgee is not the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates.

If the requisite percentage of certificateholders direct that a vote be taken on whether to initiate a review, then the master trust II trustee will be required (i) to promptly provide notice of such direction to all certificateholders by delivering notice of such direction to certificateholders at their addresses appearing on the certificate register, and (ii) to conduct a solicitation of votes of certificateholders to initiate a review, which solicitation of votes must occur within 90 days of the delivery of such notice by the master trust II trustee. If a vote in which an asset review quorum participates occurs within the 90-day period and certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote direct that a review be undertaken, then the master trust II trustee will be required to promptly provide notice to the transferor, the servicer, BANA, and certificateholders in the same manner as described above and a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an "asset review quorum" means certificateholders evidencing at least 5% of the aggregate unpaid principal amount of investor certificates outstanding.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the issuing entity reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway, certificateholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

- a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below;

- a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below; and

- a review will be considered completed only at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below.

Asset Review

Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and certificateholders have voted to conduct a review in accordance with the procedures described above), the servicer will deliver to the asset representations reviewer a current account schedule that identifies each credit card account designated to the Master Trust II Portfolio with receivables that are 60 or more days delinquent, as reported in the issuing entity's most recent distribution report on Form 10-D, together with each account's receivables balance. The asset representations reviewer will then conduct a review of the accounts and the receivables arising in those accounts in accordance with the process described below. The objective of the asset representations review process is to enable the asset representations reviewer to independently identify non-compliance with a representation or warranty concerning the receivables.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to copies of documentation related to the performance of its review of the accounts and receivables, such access being afforded without charge but only (i) upon reasonable request, (ii) during normal business hours, (iii) subject to the servicer's normal security and confidentiality procedures and (iv) at offices designated by the servicer. The asset representations reviewer will conduct its review based on information contained in this documentation and other generally available information. Therefore, the asset representations reviewer's ability to determine if a receivable has failed to comply with a representation or warranty will depend on whether the review materials for that receivable provide a sufficient basis for that conclusion. Noteholders are urged to review the procedures to be undertaken by the asset representations reviewer set forth in Annex IV to this prospectus prior to investing in the notes. Neither noteholders nor the master trust II trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

[Description of the asset representations reviewer's duties and responsibilities under the asset representations review agreement, including the procedures for performing its review and any other actions required of the asset representations reviewer, as required by Item 1109(b)(3) of Regulation AB.]

Following the completion of its review of the accounts identified on the schedule of delinquent accounts and the receivables arising in those accounts, the asset representations reviewer will provide a preliminary report setting out the findings of its review to the master trust II trustee and the servicer. The preliminary report will be provided before the servicer has had an opportunity to provide additional information in writing regarding the receivables to refute any such findings and the preliminary report may be revised by the asset representations reviewer after consideration of such additional written information. The servicer will provide the preliminary report to Funding and BANA within [•] business days of receipt of the report. If, within [•] days of the date that Funding and BANA receive the preliminary report, the servicer receives additional written documentation to potentially refute any finding in the preliminary report, the servicer will within [•] business days of its receipt make such documentation available to the asset representations reviewer. The asset representations reviewer will then consider such documentation and either confirm or revise its preliminary report and provide a final report setting out the findings of its review to the master trust II trustee and the servicer, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer. The servicer will provide the final report to Funding and BANA within [•] business days of receipt of the report.

If, within [•] days after the date that the asset representations reviewer provided its preliminary report to the servicer, the servicer has not made available to the asset representations reviewer additional written documentation to potentially refute a finding in the preliminary report, the asset representations reviewer will make its final report (which will be based on the findings set forth in the preliminary report) available to the master trust II trustee and the servicer, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer. The servicer will provide the final report to Funding and BANA within [•] business days of receipt of the report.

A summary of the asset representations reviewer's final report will also be included in the issuing entity's distribution report on Form 10-D for the distribution period in which the final report is provided to the master trust II trustee and the servicer.

Any review conducted by the asset representations reviewer will be for the sole purpose of determining compliance with the related representations and warranties. As required by relevant SEC regulations, the asset representations review agreement expressly prohibits the asset representations reviewer from determining whether any finding of non-compliance with these representations and warranties constitutes a breach of any contractual provision of the master trust II agreement or the receivables purchase agreement. Following its receipt of the asset representations reviewer's final report, Funding will investigate any findings of non-compliance contained in the report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of any transaction agreement. If Funding determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee. See "*Master Trust II—Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of Funding and BANA, and the rights of the master trust

II trustee and certificateholders, if Funding or BANA breaches certain representations and warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement.

Limitation on Liability; Indemnification

[Description of any limitations on the asset representations reviewer's liability under the transaction agreements and any indemnification provisions that entitle the asset representations reviewer to be indemnified from the transaction cash flow, as required by Items 1109(b)(5) and 1109(b)(6) of Regulation AB.]

Eligibility of Asset Representations Reviewer

The asset representations review agreement provides that the asset representations reviewer may not be (i) affiliated with the sponsor, transferor, servicer, master trust II trustee, indenture trustee or owner trustee, or any of their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by the sponsor or any underwriter of the certificates or notes to perform due diligence work on the pool assets in connection with the closing for an issuance of certificates or notes.

Resignation and Removal of the Asset Representations Reviewer

[Description of any contractual provisions or understandings regarding the asset representations reviewer's removal, replacement, or resignation and how related expenses will be paid, as required by Item 1109(b)(7) of Regulation AB.]

Any successor asset representations reviewer will execute and deliver to the transferor, BANA, the master trust II trustee, and its predecessor asset representations reviewer an instrument accepting the appointment. Any successor asset representations reviewer must meet the eligibility requirements specified in the asset representations review agreement.

Asset Representations Reviewer Compensation

[Description of manner/amount in which asset representations reviewer is compensated, as required by Item 1109(b)(4) of Regulation AB.]

Dispute Resolution

If, pursuant to the provisions of the master trust II agreement, the master trust II trustee or certificateholders holding the requisite percentage of certificates specified in the master trust II agreement (referred to as the Requesting Party) request that the transferor or BANA, as applicable (each referred to as a Representing Party), repurchase any receivable due to an alleged breach of a representation and warranty, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of written notice of the request by the Representing Party, the Requesting Party will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration and the transferor and BANA, as applicable, will be deemed to have consented to the selected resolution method. See "*Master Trust II—Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of the transferor and BANA, and the rights of the master trust II trustee and certificateholders, if the transferor or BANA breaches certain representations and

warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement. At the end of the 180-day period described above, the Representing Party may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to mediation or arbitration within 30 calendar days of the conclusion of the 180-day period described above. Each Representing Party agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (AAA) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the Rules) in effect on the date of the master trust II agreement. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within [•] Business Days of the selection of the mediator and to conclude the mediation within [•] days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the master trust II agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than $[•], a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within [•] days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of $[•], a three-arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five Business Days of the Requesting Party's appointment and (c) the third, who will preside over

the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party's appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of the master trust II agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties' intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [•] days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with Delaware law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours' duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties' intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of the master trust II agreement, and may not modify or change the master trust II agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties' intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable

attorneys' fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

- Any mediation or arbitration will be held in Wilmington, Delaware;

- Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

- The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; *provided*, *however*, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

Investor Communication

The master trust II agreement requires the party responsible for making periodic filings with the SEC on Form 10-D, which is currently BANA in its capacity as servicer, to include in the Form 10-D any request from an investor in the certificates to communicate with other investors in the certificates in connection with the exercise of their rights as investors under the terms of the related transaction agreements, so long as the request was received by the party responsible for making the Form 10-D filing during the related reporting period. For purposes of this investor communication provision, each investor in a note will be deemed to be an investor in the certificates. The indenture requires that, if the issuing

entity or the indenture trustee receives a request from an investor in the notes to communicate with one or more other investors in the notes or the certificates, the issuing entity or the indenture trustee, as applicable, will communicate that request to the servicer and the transferor, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the investor making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such investor and stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the related transaction agreements, and a description of the method other investors may use to contact the requesting investor.

The master trust II agreement permits the party responsible for filing the Form 10-D to verify the identity of a beneficial owner of the certificates or notes prior to including a request to communicate with other investors in a Form 10-D, by requiring a written certification from the investor that it is a beneficial owner and one other form of documentation, such as a trade confirmation, an account statement, a letter from the beneficial owner's broker or dealer, or another similar document.

Consumer Protection Laws

The relationships of the cardholder and credit card issuer and the lender are extensively regulated by federal and state consumer protection laws. For credit cards issued by BANA, the most significant laws include the federal Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, Fair Debt Collection Practice, Gramm-Leach-Bliley and Electronic Fund Transfer Acts, and for members of the military on active duty, the Servicemembers Civil Relief Act. Several of these statutes impose disclosure requirements when a credit card account is advertised, when it is opened, at the end of monthly billing cycles, and on an annual basis. In addition, these statutes limit customer liability for unauthorized use, prohibit certain practices in extending credit, impose certain limitations on the type of account-related charges that may be assessed, and regulate the use of cardholder information. Cardholders are entitled under these laws to have payments and credits applied to the credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly.

In addition, pursuant to the CARD Act, the federal Truth in Lending Act was amended to require advance notice of any changes in interest rates or fees (or other significant changes to the terms of a credit card account), and to prohibit generally rate increases on existing credit card account balances. These and other consumer protection laws and regulations currently in effect, any consumer protection laws or regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation may make it more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances may be reduced. Furthermore, cardholders may choose to use credit cards less as a result of these consumer protection laws and their respective application and interpretation. Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Master Trust II Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See "*Risk Factors—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes*" in this prospectus for a more complete description of the CARD Act and the risks associated with it.

Master trust II may be liable for certain violations of consumer protection laws that apply to the receivables, either as assignee from BANA for obligations arising before transfer of the receivables to master trust II or as a party directly responsible for obligations arising after the transfer. In addition, a cardholder may be entitled to assert such violations by way of set-off against his obligation to pay the amount of receivables owing. BANA and Funding, as applicable, have represented and warranted in the master trust II agreement that all of the receivables have been and will be created in compliance with the requirements of such laws. The servicer also agrees in the master trust II agreement to indemnify master trust II, among other things, for any liability arising from such violations caused by the servicer. For a discussion of master trust II's rights arising from the breach of these warranties, see "*Master Trust II— Representations and Warranties*" in this prospectus.

Certain jurisdictions may attempt to require out-of-state credit card issuers to comply with such jurisdiction's consumer protection laws (including laws limiting the charges imposed by such credit card issuers) in connection with their operations in such jurisdictions. A successful challenge by such a jurisdiction could have an adverse impact on BANA's credit card operations or the yield on the receivables in master trust II.

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder's obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The certificateholders could suffer a loss if no funds are available from credit enhancement or other sources. See "*Master Trust II— Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Federal Income Tax Consequences

General

The following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. The following discussion has been prepared and reviewed by Chapman and Cutler LLP as special tax counsel to the issuing entity (Special Tax Counsel), and is based on the Internal Revenue Code of 1986, as amended as of the date hereof, and existing final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are potentially subject to prospective and retroactive changes. The discussion is addressed only to original purchasers of the notes, deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of interests in a noteholder. Noteholders should be aware that this discussion and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. An opinion of Special Tax Counsel is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Accordingly, it is suggested that persons considering the purchase of notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this "*Federal Income Tax Consequences*" section, Special Tax Counsel is of the opinion to the effect that each of the issuing entity and master trust II will not be subject to federal income tax, and further that the offered notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion to the effect that the statements set forth in this section to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular federal income tax matter. For example, the discussion of original issue discount below is a general discussion of federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular notes will be treated as having original issue discount. Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See "*—State and Local Tax Consequences*."

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor's review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity and Master Trust II as Entities Not Subject to Tax

Special Tax Counsel is of the opinion that each of the issuing entity and master trust II will not be classified as an association or as a publicly traded partnership taxable as a corporation for federal income tax purposes. As a result, Special Tax Counsel is also of the opinion that each of the issuing entity and master trust II will not be subject to federal income tax. It should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus these opinions are not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

The precise tax characterization of the issuing entity and master trust II for federal income tax purposes is not certain. They might be viewed as merely holding assets on behalf of the beneficiary as collateral for notes issued by the beneficiary. On the other hand, they could be viewed as one or more separate entities issuing the notes for tax purposes. This distinction, however, should not have a significant tax effect on noteholders except as stated below under "*—Possible Alternative Characterizations*."

Treatment of the Notes as Debt

Special Tax Counsel is of the opinion that the notes offered by this prospectus will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree in the indenture, and the noteholders will agree by their purchase and holding of notes, to treat the

notes as debt secured by the collateral certificate and other assets of the issuing entity for United States federal income tax purposes. Again, it should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity, master trust II or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes. If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership's income, gain, loss, deductions and credits attributable to the partnership's ownership of the collateral certificate and any other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deductions of an investor could differ if its notes were held to constitute partnership interests rather than debt. Treatment of a noteholder as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income to foreign persons would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses. Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity and master trust II are permitted to issue (and which are permitted to constitute debt or equity for federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for federal income tax purposes. Any such partnership could be so classified if its equity interests were traded on an "established securities market," or are "readily tradable" on a "secondary market" or its "substantial equivalent." The beneficiary intends to take measures designed to reduce the risk that either of the issuing entity or master trust II could be classified as a publicly traded partnership; although the beneficiary expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as "readily tradable" on a "secondary market" or its "substantial equivalent" are not fully within the control of the beneficiary. As a result, there can be no assurance that the measures the beneficiary intends to take will in all circumstances be sufficient to prevent the issuing entity and master trust II from being classified as publicly traded partnerships. If the issuing entity or master trust II were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to that corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related noteholders or other security holders were treated as payments of interest thereon. Further, distributions to noteholders not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes that the characterization of the notes as debt and the issuing entity and master trust II as entities not subject to federal income tax is correct.

Consequences to Holders of the Offered Notes

Interest and Original Issue Discount

Stated interest on a note will be includible in gross income as it accrues or is received in accordance with a noteholder's usual method of tax accounting. If notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of such a note (including a cash basis holder) would be required to include the original issue discount on a note in income for federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, a note will be treated as having original issue discount to the extent that its "stated redemption price" exceeds its "issue price," if such excess equals or exceeds 0.25 percent *multiplied by* the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of the notes. Additionally, the Internal Revenue Service could take the position based on Treasury regulations that none of the interest payable on a note is "unconditionally payable" and hence that all of such interest should be included in the note's stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective noteholders should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes "qualified stated interest" and that the above consequences do not apply.

Market Discount

A holder of a note who purchases an interest in a note at a discount that exceeds any original issue discount not previously includible in income may be subject to the "market discount" rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions for debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of a note who purchases an interest in a note at a premium may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code.

Disposition of the Notes

Subject to exceptions such as in the case of "wash sales," upon the sale, exchange or retirement of a note, the holder of the note will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the holder's adjusted tax basis in the note. The holder's adjusted tax basis in the note generally will equal the cost of the note to such holder, increased by any market or original issue discount previously included in income by such holder for the note, and decreased by the amount of any bond premium previously amortized and any payments of principal or original issue discount previously received by such holder for

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such note. Except to the extent of any accrued market discount not previously included in income, any such gain treated as capital gain will be long-term capital gain if the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

Medicare Tax on Investment Income

The Internal Revenue Code also imposes a Medicare-related surtax of 3.8% on the "net investment income" of certain individuals, trusts and estates. Among other items, net investment income generally includes interest on debt obligations like the notes and net gain attributable to the disposition of debt instruments like the notes to the extent that such gain would be otherwise included in taxable income.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuing entity to a holder of a note who, as to the United States, is a nonresident alien individual or a foreign corporation (a foreign person) will be considered "portfolio interest" and will not be subject to United States federal income tax and withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a "10 percent shareholder" of the beneficiary, the issuing entity or master trust II, (b) a "controlled foreign corporation" with respect to which the beneficiary, the issuing entity or master trust II is a "related person" within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN or W-8BEN-E, as applicable, or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person's name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions (as is expected to be the case unless Definitive Notes are issued), the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN or W-8BEN-E, as applicable, or substitute form provided by the foreign person that owns the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year.

Foreign persons holding interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to "backup withholding" tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient's United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply for payments made to certain exempt recipients. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of the notes should consult their tax advisors regarding the rates for backup withholding, their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Withholding Related to Foreign Accounts of United States Persons

In addition, withholding taxes may be imposed under the Foreign Account Tax Compliance Act (FATCA) on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Failure to comply with additional certification, information reporting and other specified requirements imposed pursuant to FATCA could result in the imposition of a 30% withholding tax on payments of interest (including original issue discount) and gross sales proceeds to holders of notes who are U.S. persons who own their notes through foreign accounts or foreign intermediaries and to certain holders of notes who are non-U.S. persons. FATCA may result in changes to some of the general rules discussed above relating to certification requirements, information reporting and withholding. The foregoing rules generally apply to payments of interest (including original issue discount) on the notes made and to payments of gross proceeds from a sale or other disposition of the notes on or after January 1, 2017. Prospective investors should consult their own tax advisors regarding FATCA and any effect on them.

The United States federal income tax discussion set forth above may not be applicable depending upon a holder's particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer's own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Benefit Plan Investors

Benefit plans are required to comply with restrictions under the Employee Retirement Income Security Act of 1974, known as ERISA, and/or Section 4975 of the Internal Revenue Code, if they are subject to either or both sets of restrictions. The ERISA restrictions include rules concerning prudence and diversification of the investment of assets of a benefit plan—referred to as "plan assets." A benefit plan fiduciary should consider whether an investment by the benefit plan in notes complies with these requirements.

In general, a benefit plan for these purposes includes:

- a plan or arrangement which provides deferred compensation or certain health or other welfare benefits to employees;

- an employee benefit plan that is tax-qualified under the Internal Revenue Code and provides deferred compensation to employees—such as a pension, profit-sharing, Section 401(k) or Keogh plan; and

- a collective investment fund or other entity if (a) the fund or entity has one or more benefit plan investors and (b) certain "look-through" rules apply and treat the assets of the fund or entity as constituting plan assets of the benefit plan investor.

However, a plan maintained by a governmental employer is not a benefit plan for these purposes. Most plans maintained by religious organizations and plans maintained by foreign employers for the benefit of employees employed outside the United States are also not benefit plans for these purposes. A fund or other entity—including an insurance company general account—considering an investment in notes should consult its tax advisors concerning whether its assets might be considered plan assets of benefit plan investors under these rules.

Prohibited Transactions

ERISA and Section 4975 of the Internal Revenue Code also prohibit transactions of a specified type between a benefit plan and a party in interest who is related in a specified manner to the benefit plan. Individual retirement accounts and tax-qualified plans that provide deferred compensation to employees are also subject to these prohibited transaction rules unless they are maintained by a governmental employer or (in most cases) a religious organization. Violation of these prohibited transaction rules may result in significant penalties. There are statutory exemptions from the prohibited transaction rules, and the U.S. Department of Labor has granted administrative exemptions for specified transactions.

Potential Prohibited Transactions from Investment in Notes

There are two categories of prohibited transactions that might arise from a benefit plan's investment in notes. Fiduciaries of benefit plans contemplating an investment in notes should carefully consider whether the investment would violate these rules.

Prohibited Transactions between the Benefit Plan and a Party in Interest

The first category of prohibited transaction could arise on the grounds that the benefit plan, by purchasing notes, was engaged in a prohibited transaction with a party in interest. A prohibited transaction could arise, for example, if the notes were viewed as debt of BANA and BANA is a party in interest as to the benefit plan. A prohibited transaction could also arise if BANA, the transferor, the master trust II trustee, the indenture trustee, the servicer or another party with an economic relationship to the issuing entity or master trust II either:

- is involved in the investment decision for the benefit plan to purchase notes or

- is otherwise a party in interest as to the benefit plan.

If a prohibited transaction might result from the benefit plan's purchase of notes, a statutory or an administrative exemption from the prohibited transaction rules might be available to permit an investment

in notes. The statutory exemption that is potentially available is set forth in Section 408(b)(17) of ERISA and is available to a "service provider" to a benefit plan that is not a fiduciary with respect to the benefit plan's assets being used to purchase the notes or an affiliate of such a fiduciary. The administrative exemptions that are potentially available include the following prohibited transaction class exemptions:

- 96-23, available to certain "in-house asset managers";

- 95-60, available to insurance company general accounts;

- 91-38, available to bank collective investment funds;

- 90-1, available to insurance company pooled separate accounts; and

- 84-14, available to "qualified professional asset managers."

However, even if the benefit plan is eligible for one of these exemptions, the exemption may not cover every aspect of the investment by the benefit plan that might be a prohibited transaction.

Prohibited Transactions between the Issuing Entity or Master Trust II and a Party in Interest

The second category of prohibited transactions could arise if:

- a benefit plan acquires notes, and

- under the "look-through" rules of Section 3(42) of ERISA and the U.S. Department of Labor plan asset regulation, collectively referred to herein as the "plan asset regulation," assets of the issuing entity are treated as if they were plan assets of the benefit plan.

In this case, every transaction by the issuing entity would be treated as a transaction by the benefit plan using its plan assets.

If assets of the issuing entity are treated as plan assets of a benefit plan investor, a prohibited transaction could result if the issuing entity itself engages in a transaction with a party in interest as to the benefit plan. For example, if the issuing entity's assets are treated as assets of the benefit plan and master trust II holds a credit card receivable that is an obligation of a participant in that same benefit plan, then there would be a prohibited extension of credit between the benefit plan and a party in interest, the plan participant.

As a result, if assets of the issuing entity are treated as plan assets, there would be a significant risk of a prohibited transaction. Moreover, the prohibited transaction exemptions referred to above could not be relied on to exempt all the transactions of the issuing entity or master trust II from the prohibited transaction rules. In addition, because all the assets of the issuing entity or master trust II would be treated as plan assets, managers of those assets might be required to comply with the fiduciary responsibility rules of ERISA.

Under an exemption in the plan asset regulation, assets of the issuing entity would not be considered plan assets, and so this risk of prohibited transactions should not arise, if a benefit plan purchases a note that:

- is treated as indebtedness under local law, and

- has no "substantial equity features."

The issuing entity expects that all notes offered by this prospectus will be indebtedness under local law. Likewise, although there is no authority directly on point, the issuing entity believes that the notes should not be considered to have substantial equity features. As a result, the plan asset regulation should not apply to cause assets of the issuing entity to be treated as plan assets.

Investment by Benefit Plan Investors

For the reasons described in the preceding sections, and subject to the limitations referred to therein, benefit plans can purchase notes. However, the benefit plan fiduciary must ultimately determine whether the requirements of the plan asset regulation are satisfied. More generally, the fiduciary must determine whether the benefit plan's investment in notes will result in one or more nonexempt prohibited transactions or otherwise violate the provisions of ERISA or the Internal Revenue Code. By purchasing notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would be exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to benefit plans that are tax-exempt under the Internal Revenue Code, unless the notes were "debt-financed property" because of borrowings by the benefit plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership or master trust II is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the benefit plan as "debt-financed income." Benefit plans should consult their tax advisors concerning the tax consequences of purchasing notes.

[Underwriting][Plan of Distribution]

[Subject to the terms and conditions of the underwriting agreement for the Class [•](201[•]-[•]) notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class [•](201[•]-[•]) notes set forth opposite its name:

Underwriters		**Principal Amount**
Merrill Lynch, Pierce, Fenner & Smith Incorporated..	$	[•]
[•]..	$	[•]
[•]..	$	[•]
[•]..	$	[•]
[•]..	$	[•]
Total	$	[•]

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $[•] of the aggregate principal amount of the Class [•](201[•]-[•]) notes if any of the Class [•](201[•]-[•]) notes are purchased.

The underwriters have advised the issuing entity that the several underwriters propose to offer the Class [•](201[•]-[•]) notes to the public [at the public offering price determined by the several underwriters and set forth on the cover page of this prospectus and to offer the Class [•](201[•]-[•]) notes to certain dealers at that public offering price less a concession not in excess of [•]% of the principal amount of the Class [•](201[•]-[•]) notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [•]% of the principal amount] [in negotiated transactions or otherwise at varying prices to be determined at the applicable time of sale. The underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](201[•]-[•]) notes will be underwriters, and the difference between the purchase price for the Class [•](201[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](201[•]-[•]) notes realized by the underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](201[•]-[•]) notes will constitute underwriting discounts and commissions].

After the initial public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the Class [•](201[•]-[•]) notes has agreed that:

- it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the FSMA) with respect to anything done by it in relation to the Class [•](201[•]-[•]) notes in, from or otherwise involving the United Kingdom; and

- it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class [•](201[•]-[•]) notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity.

Further, in relation to each member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter of the Class [•](201[•]-[•]) notes has represented and agreed that from and including the date on which the Prospectus Directive is implemented in the Relevant Member State it has not made and will not make an offer of the Class [•](201[•]-[•]) notes to the public in that Relevant Member State other than to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided, that no such offer of the Class [•](201[•]-[•]) notes shall require the issuing entity or an underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above paragraph and this paragraph, as applicable, (A) the expression an "offer of the Class [•](201[•]-[•]) notes to the public" in relation to any Class [•](201[•]-[•]) notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class [•](201[•]-[•]) notes to be offered so as to enable an investor to decide to purchase or subscribe the Class [•](201[•]-[•]) notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (B) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, (C) the expression "2010 PD Amending Directive" means Directive 2010/73/EU and (D) the countries comprising the "European Economic Area" are Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania,

Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

In connection with the sale of the Class [•](201[•]-[•]) notes, the underwriters may engage in:

- over-allotments, in which members of the syndicate selling the Class [•](201[•]-[•]) notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

- stabilizing transactions, in which purchases and sales of the Class [•](201[•]-[•]) notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

- syndicate covering transactions, in which members of the selling syndicate purchase the Class [•](201[•]-[•]) notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

- penalty bids, by which an underwriter reclaims a selling concession from a syndicate member when any of the Class [•](201[•]-[•]) notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class [•](201[•]-[•]) notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, Funding and BANA will, jointly and severally, indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of the Class [•](201[•]-[•]) notes, is an affiliate of each of BANA and Funding [and the derivative counterparty]. Affiliates of BANA, Funding and Merrill Lynch, Pierce, Fenner & Smith Incorporated [and the derivative counterparty] may purchase all or a portion of the Class [•](201[•]-[•]) notes. Any Class [•](201[•]-[•]) notes purchased by such an affiliate may in certain circumstances be resold to an unaffiliated party at prices related to prevailing market prices at the time of such resale. In connection with such resale, such affiliate may be deemed to be participating in a distribution of the Class [•](201[•]-[•]) notes, or an agent participating in the distribution of the Class [•](201[•]-[•]) notes, and such affiliate may be deemed to be an "underwriter" of the Class [•](201[•]-[•]) notes under the Securities Act of 1933. In such circumstances any profit realized by such affiliate on such resale may be deemed to be underwriting discounts and commissions.

Proceeds to the issuing entity from the sale of the Class [•](201[•]-[•]) notes and the underwriting discount are set forth on the cover page of this prospectus. Proceeds to the issuing entity from the sale of the Class [•](201[•]-[•]) notes will be paid to Funding. See "*Use of Proceeds*" in this prospectus. Additional offering expenses, which will be paid by Funding, are estimated to be $[•].]

[Subject to the terms and conditions of the [placement agency] [purchase] agreement, the issuing entity has agreed to offer and sell the Class [•](201[•]-[•]) notes [through agents] [directly to one or more purchasers].

Any agent that offers the Class [•](201[•]-[•]) notes may be an affiliate of the issuing entity, and offers and sales of Class [•](201[•]-[•]) notes may include secondary market transactions by affiliates of the issuing entity. These affiliates may act as principal or agent in secondary market transactions. Secondary market transactions will be made at prices related to prevailing market prices at the time of sale.

Dealer trading may take place in some of the Class [•](201[•]-[•]) notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuing entity, directly or through agents, solicits offers to purchase Class [•](201[•]-[•]) notes, the issuing entity reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Class [•](201[•]-[•]) notes.

The issuing entity may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The issuing entity may authorize agents to solicit offers by certain institutions to purchase securities from the issuing entity pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any agent participating in the distribution of securities, including Class [•](201[•]-[•]) notes offered by this prospectus, will be deemed to be, an "underwriter" of those securities under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

BANA, the transferor or the issuing entity have agreed to indemnify agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the Class [•](201[•]-[•]) notes.

Agents participating in the distribution of the Class [•](201[•]-[•]) notes, and their controlling persons, may engage in transactions with and perform services for BANA, Funding, the issuing entity or their respective affiliates in the ordinary course of business.]

Legal Matters

Certain legal matters relating to the issuance of the notes and the collateral certificate will be passed upon for BANA, the transferor and master trust II by Chapman and Cutler LLP, Washington, D.C. Certain legal matters relating to the issuance of the notes and the collateral certificate under the laws of the State of Delaware will be passed upon for BANA, the transferor and master trust II by Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain legal matters relating to the federal tax consequences of the issuance of the notes will be passed upon for the issuing entity by Chapman and Cutler LLP. Certain legal matters relating to the issuance of the notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Where You Can Find More Information

We filed a registration statement relating to the notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K.

You may read and copy any reports, statements or other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (CIK) for BA Credit Card Trust, 0001128250. At the time we prepared the electronic version of this prospectus, the uniform resource locator, or URL, in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act of 1934 will be made available to investors as soon as reasonably practicable after those reports are filed with the SEC. These reports may be accessed by any investor, free of charge, through an Internet Web site at http://ccabs.bankofamerica.com. In the event this Internet Web site is temporarily unavailable, BANA will provide to investors electronic or paper copies of such reports free of charge upon request. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only. At the time we prepared the electronic version of this prospectus, the URL in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

We "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of master trust II and the issuing entity pursuant to Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Class [•](201[•]-[•]) notes, but not any information that we may furnish but that is not deemed filed.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Investor Relations; Bank of America, National Association; Charlotte, North Carolina 28255; phone: (980) 683-4915.

<center>**Glossary of Defined Terms**</center>

"Addition Date" means the date of any assignment of receivables in additional accounts to the Master Trust II Portfolio.

"Adjusted Outstanding Dollar Principal Amount" means, for any series, class or tranche of notes, the outstanding dollar principal amount of such series, class or tranche, *less* any funds on deposit in the principal funding account or the related subaccount, as applicable, for such series, class or tranche.

"Aggregate Class D Investor Default Amount" means, for any month, the sum of the Class D Investor Default Amounts for such month.

"Aggregate Investor Default Amount" means, for any month, the amount if any by which the Aggregate Class D Investor Default Amount for such month exceeds the Class D Investor Interest.

"Asset Review Quorum" means, in connection with the solicitation of votes to authorize an asset review as described under "*New Requirements for SEC Shelf Registration—Asset Representations Review—Voting Trigger*," certificateholders evidencing at least 5.0% of the aggregate unpaid principal amount of investor certificates outstanding.

"Available Funds" means (a) for all series of notes, the collections of finance charge receivables (and certain amounts to be treated as finance charge receivables) allocable to Series 2001-D, *plus* Series 2001-D's allocable portion of investment earnings (net of losses and expenses) on amounts on deposit in the master trust II finance charge account, *plus,* the amount of any collections of principal receivables allocable to the Class D certificate that were reallocated as Available Funds as described in "*Master Trust II—The Collateral Certificate,*" *minus*, if BANA or The Bank of New York Mellon is the servicer, any servicer interchange attributable to Series 2001-D as described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" and (b) for any series, class or tranche of notes, the amount of collections in clause (a) allocated to that series, class or tranche, as applicable, *plus* any other amounts, or allocable portion thereof, to be treated as Available Funds for that series, class or tranche as determined in connection with the issuance of such series, class or tranche of notes.

"Available Funds Allocation Amount" means, on any date during any month for any tranche, class or series of notes (exclusive of (a) any notes within such tranche, class or series which will be paid in full during such month and (b) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (i) the nominal liquidation amount for such tranche, class or series, as applicable, as of the last day of the preceding month, *plus* (ii) the aggregate amount of any increases in the nominal liquidation amount of such tranche, class or series, as applicable, as a result of (y) the issuance of a new tranche of notes or the issuance of additional notes in an outstanding tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such tranche, class or series, as applicable, from a principal funding subaccount, in each case during such month.

"Available Principal Amounts" means, (a) for all series of notes, the collections of principal receivables allocated to Series 2001-D, *plus* the amount of collections of finance charge receivables allocable to the Class D certificate that are applied as Available Principal Amounts as described in "*Master Trust II—The Class D Certificate,*" and (b) for any series, class or tranche of notes, the amount of collections in clause (a) allocated to that series, class or tranche, as applicable, *plus* any other amounts, or allocable portion thereof, to be treated as Available Principal Amounts for that series, class or tranche as determined in connection with the issuance of such series, class or tranche of notes.

<center>195</center>

"BACCS Removal Date" means July 8, 2015.

"Bank Portfolio" means the portfolio of MasterCard, Visa and American Express credit card accounts owned by BANA.

"Base Rate" for a month is the rate equal to:

—the weighted average interest rates for the outstanding BAseries notes (based on the outstanding dollar principal amount of the related notes) and the Class D certificate (based on the Class D Investor Interest), *plus*

—1.25%, or if BANA or The Bank of New York Mellon is not the servicer, 2.00%, *plus*

—only if BANA or The Bank of New York Mellon is the servicer, the rate (not to exceed 0.75%) at which finance charge receivables allocable to interchange are collected for that month.

"BAseries Available Funds" means, for any month, the amounts to be treated as BAseries Available Funds as described in "*Source of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds*."

"BAseries Available Principal Amounts" means, for any month, the sum of the Available Principal Amounts allocated to the BAseries, dollar payments for principal under any derivative agreements for tranches of notes of the BAseries, and any amounts of BAseries Available Funds available to cover Investor Default Amounts allocable to the BAseries or reimburse any deficits in the nominal liquidation amount of the BAseries notes.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Newark, Delaware are authorized or obligated by law, executive order or governmental decree to be closed.

"Class A Unused Subordinated Amount of Class B notes" means for any tranche of outstanding Class A notes, for any Transfer Date, an amount equal to the Class A required subordinated amount of Class B notes *minus* the Class A Usage of Class B Required Subordinated Amount, each as of such Transfer Date.

"Class A Unused Subordinated Amount of Class C notes" means for any tranche of outstanding Class A notes, for any Transfer Date, an amount equal to the Class A required subordinated amount of Class C notes *minus* the Class A Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

"Class A Usage of Class B Required Subordinated Amount" means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class A Usage of Class B Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding

month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated to Class B notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; *plus*

(2) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class B notes; *plus*

(3) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes; *plus*

(4) an amount equal to the aggregate amount of BAseries Available Principal Amounts reallocated to pay any amount to the servicer for such tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; *minus*

(5) an amount (which will not exceed the sum of items (1) through (4) above) equal to the sum of:

- the product of:

  —a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on such Transfer Date) for such tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class B notes (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on such Transfer Date), *times*

  —the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class B notes which are reimbursed on such Transfer Date, *plus*

- if the aggregate Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Nominal Liquidation Amount Deficits for any tranche of Class B notes on such Transfer Date) for all Class A notes exceeds the aggregate Nominal Liquidation Amount Deficits of all tranches of Class B notes (prior to giving effect to any reimbursement on such Transfer Date), the product of:

  —a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class C notes (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date), *times*

  —the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class C notes which are reimbursed on such Transfer Date, *times*

—a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount of such tranche of Class A notes and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all Class A notes in the BAseries.

"Class A Usage of Class C Required Subordinated Amount" means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche of Class A notes, and on any Transfer Date thereafter, the sum of the Class A Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; *plus*

(2)   the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class C notes; *plus*

(3)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class B notes; *plus*

(4)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes; *plus*

(5)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class B notes; *plus*

(6)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class A notes; *plus*

(7)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class B notes; *minus*

(8)   an amount (which will not exceed the sum of items (1) through (7) above) equal to the product of:

- a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, *times*

- the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date.

"Class B Unused Subordinated Amount of Class C notes" means for any tranche of outstanding Class B notes, for any Transfer Date, an amount equal to the Class B required subordinated amount of Class C notes *minus* the Class B Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

"Class B Usage of Class C Required Subordinated Amount" means, for any tranche of outstanding Class B notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class B Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

- a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; *plus*

(2)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the sum of (i) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of

Class C Required Subordinated Amount and (ii) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class B Required Subordinated Amount; *plus*

(3)   the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class B notes, and then reallocated on such date to the Class C notes; *plus*

(4)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes; *plus*

(5)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class B notes; *plus*

(6)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for such tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes; *plus*

(7)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class B notes; *minus*

(8)   an amount (which will not exceed the sum of items (1) through (7) above) equal to the product of:

- a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class B notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, *times*

- the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date.

"Class D Investor Charge-Off" has the meaning described in "*Master Trust II—The Class D Certificate*" in this prospectus.

"Class D Investor Default Amount" means, for any receivable, the product of:

- the Floating Investor Percentage on the day the applicable account became a Defaulted Account; and

- the Default Amount.

"Class D Investor Interest" means an amount equal to the required Class D Investor Interest as of March 31, 2010 (determined as described in "*The Notes—Required Subordinated Amount—The Class D Certificate*"), *plus* the amount of any increase in the required Class D Investor Interest following March 31, 2010, *minus* the aggregate amount of principal payments made to the Class D Certificateholder on or prior to such date, *minus* the aggregate amount of Class D Investor Charge-Offs, *minus* the aggregate amount of collections of principal receivables allocable to the Class D certificate that are reallocated to pay interest on the notes or the portion of the master trust II servicing fee allocated to the BAseries notes, *plus* the amount of collections of finance charge receivables allocable to the Class D certificate that are applied as Available Principal Amounts as described in "*Master Trust II—The Class D Certificate*" in this prospectus.

"Cut-Off Date" means June 22, 1994.

"Daily Available Funds Amount" means, for any day during any month, an amount equal to the product of (a) the amount of collections of finance charge receivables (together with certain amounts to be treated as finance charge receivables) processed for any series, class or tranche of notes, *minus*, if BANA or The Bank of New York Mellon is the servicer, the amount of interchange paid to the servicer for each month, and (b) the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for the related series, class or tranche of notes for such day and the denominator of which is the Available Funds Allocation Amount for all series of notes for such day.

"Daily Principal Amount" means, for any day during any month on which collections of principal receivables are processed for any series, class or tranche of notes, an amount equal to the product of (a) the aggregate amount of collections of principal receivables allocated to the issuing entity on such day and (b) the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Amount for the related series, class or tranche of notes for such day and the denominator of which is the Principal Allocation Amount for all series of notes for such day.

"Default Amount" means the aggregate amount of principal receivables (other than ineligible receivables) in a Defaulted Account on the day such account became a Defaulted Account.

"Defaulted Accounts" means certain accounts in the Master Trust II Portfolio, the receivables of which have been charged off as uncollectible by the servicer.

"Definitive Notes" means notes in definitive, fully registered form.

"Delinquency Trigger Rate" means, initially, [___]%, which percentage will be reviewed and may be adjusted upon the occurrence of any of the following events:

- the filing of a registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by the transferor, on behalf of the issuing entity or master trust II; and

- a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the transferor's judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio or the manner by which delinquencies are defined or determined;

provided, *however*, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

"Determination Date" means the fourth Business Day preceding each Transfer Date.

"Distribution Date" means the 15th day of each month (or, if such 15th day is not a Business Day, the next succeeding Business Day).

"Eligible Account" means any Visa, MasterCard, or American Express credit card account for which each of the following requirements is satisfied as of the date of its designation for inclusion in the Master Trust II Portfolio:

- it exists and is maintained by BANA;

- its receivables are payable in United States dollars;

- the related obligor's most recent billing address is located in the United States or its territories or possessions;

- it is not classified by BANA as cancelled, counterfeit, fraudulent, stolen, or lost; and

- all of its receivables have not been charged-off under BANA's customary and usual procedures for servicing credit card accounts;

provided, *however*, the definition of Eligible Account may be changed by amendment to the master trust II agreement without the consent of the certificateholders if:

- the transferor delivers to the trustee a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor, such amendment will not as of the date of such amendment adversely affect in any material respect the interest of such certificateholders; and

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II by any rating agency.

"Eligible Receivable" means any receivable for which each of the following requirements is satisfied as of the applicable time:

- it arises in an Eligible Account;

- it is created, in all material respects, in compliance with all requirements of law applicable to BANA, and it is created under a credit card agreement that complies in all material respects with all requirements of law applicable to BANA;

- all consents, licenses, authorizations of, or registrations with, any governmental authority that are required for its creation or the execution, delivery, or performance of the related credit card agreement have been duly obtained or made by BANA and are fully effective;

- immediately prior to being transferred to the master trust II trustee, the transferor has good and marketable title to it free and clear of all liens arising under or through the transferor (other than certain tax liens for taxes not then due or which BANA or the transferor is contesting);

- it is the legal, valid, and binding payment obligation of the related obligor and is enforceable against that obligor in accordance with its terms (with certain bankruptcy-related exceptions); and

- it is an "account" under Article 9 of the UCC.

"Excess Available Funds" means, for the BAseries for any month, the Available Funds allocable to the BAseries remaining after application to cover targeted deposits to the interest funding account, payment of the portion of the master trust II servicing fee allocable to the BAseries, and application to cover any Investor Default Amounts allocable to the BAseries or any deficits in the nominal liquidation amount of the BAseries notes.

"Excess Available Funds Percentage" for a month is determined by subtracting the Base Rate from the Portfolio Yield for that month.

"Floating Investor Percentage" means, for any date of determination, a percentage based on a fraction, the numerator of which is the sum of (i) the aggregate Available Funds Allocation Amounts for all series of notes for such date *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding month *plus* the aggregate amount of any subsequent increases in the Class D Investor Interest as a result of an increase in the required Class D Investor Interest, and the denominator of which is the greater of (a) the aggregate amount of principal receivables in master trust II at the end of the prior month and (b) the sum of the Investor Interests for all outstanding master trust II series of investor certificates on such date of determination. However, for any month in which there is a new issuance of notes, a release of prefunded amounts from a principal funding subaccount, an addition of accounts, or a removal of accounts where the receivables in such removed accounts approximately equal the initial Investor Interest of a series of master trust II investor certificates that has been paid in full, the denominator described in clause (a) of the previous sentence will be, on and after such date, the aggregate amount of principal receivables in master trust II as of the beginning of the day on the most recently occurring event described above (after adjusting for the aggregate amount of principal receivables, if any, added to or removed from master trust II on such date).

"Investor Default Amount" means, with respect to any day in a month, zero; *provided, however,* that if the Aggregate Investor Amount Default Amount on any Transfer Date is greater than zero, the Investor Default Amount with respect to each day in the immediately preceding month will be an amount equal to the Aggregate Investor Default Amount as of such Transfer Date *divided by* the number of days in such month.

"Investor Interest" means, for any date of determination:

- for Series 2001-D, the sum of the nominal liquidation amounts for each series of notes outstanding *plus* the Class D Investor Interest, in each case as of such date; and

- for all other series of master trust II investor certificates, the initial outstanding principal amount of the investor certificates of that series, less the amount of principal paid to the related investor certificateholders and the amount of unreimbursed charge-offs for uncovered defaults and reallocations of principal collections.

"Investor Servicing Fee" has the meaning described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

"Master Trust II Portfolio" means the credit card accounts selected from the Bank Portfolio and included in master trust II as of the Cut-Off Date and, for additional accounts, as of the related date of their designation, based on the eligibility criteria set forth in the master trust II agreement and which accounts have not been removed from master trust II.

"Master Trust II Termination Date" means, unless the servicer and the holder of the Transferor Interest instruct otherwise, the earliest of:

- the first Business Day after the Distribution Date on which the outstanding amount of the interests in master trust II (excluding the Transferor Interest), if any, for each series outstanding is zero;

- December 31, 2024 or such later date as the servicer and the transferor may determine (which will not be later than August 31, 2034); or

- if the receivables are sold, disposed of or liquidated following the occurrence of an event of insolvency or receivership of Funding, immediately following such sale, disposition or liquidation.

"Merger Date" means October 1, 2014.

"Minimum Aggregate Principal Receivables" for any date means an amount equal to the sum of the numerators used in the calculation of the Principal Investor Percentages for all outstanding series on that date. For any series with an Investor Interest as of such date equal to the amount of funds on deposit in its principal funding account, the numerator used in the calculation of the investor percentage for such series will, solely for the purpose of this definition, be deemed to equal zero.

"Minimum Transferor Interest" for any period means 4% of the average principal receivables for such period. The transferor may reduce the Minimum Transferor Interest to not less than 2% of the average principal receivables for such period upon (i) delivery to the master trust II trustee of an opinion of counsel relating to tax matters with respect to such reduction, (ii) 30 days' prior notice to the master trust II trustee, each applicable rating agency and any credit enhancement provider entitled to receive such notice, (iii) written confirmation from the applicable rating agencies that such reduction will not cause a reduction or withdrawal of the rating of any outstanding investor certificates issued by master trust II that are rated by the rating agencies rating those investor certificates, and (iv) delivery to the master trust II trustee and each such credit enhancement provider of an officer's certificate stating that the transferor reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause a Pay Out Event to occur with respect to any series of investor certificates.

"Monthly Interest Accrual Date" means, for any outstanding series, class or tranche of notes:

- each interest payment date for such series, class or tranche; and

204

- for any month in which no interest payment date occurs, the date in that month corresponding numerically to the next interest payment date for that series, class or tranche of notes; but

  — for the month in which a series, class or tranche of notes is issued, the date of issuance of such series, class or tranche will be the first Monthly Interest Accrual Date for such series, class or tranche of notes;

  — for the month next following the month in which a series, class or tranche of notes is issued, the first day of such month will be the first Monthly Interest Accrual Date in such next following month for such series, class or tranche of notes;

  — any date on which proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes are deposited into the interest funding account for such series, class or tranche of notes will be a Monthly Interest Accrual Date for such series, class or tranche of notes;

  — if there is no such numerically corresponding date in that month, then the Monthly Interest Accrual Date will be the last Business Day of the month; and

  — if the numerically corresponding date in such month is not a Business Day for that class or tranche, then the Monthly Interest Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Interest Accrual Date will be the last Business Day of the earlier month.

"Monthly Principal Accrual Date" means for any outstanding series, class or tranche of notes:

- for any month in which the expected principal payment date occurs for such series, class or tranche, such expected principal payment date, or if that day is not a Business Day, the next following Business Day; and

- for any month in which no expected principal payment date occurs for such series, class or tranche, the date in that month corresponding numerically to the expected principal payment date for that series, class or tranche of notes (or for any month following the last expected principal payment date, the date in such month corresponding numerically to the preceding expected principal payment date for such series, class or tranche of notes); but

  — following a Pay Out Event, the second Business Day following such Pay Out Event shall be a Monthly Principal Accrual Date;

  — any date on which prefunded excess amounts are released from any principal funding subaccount and deposited into the principal funding subaccount of any tranche of notes on or after the expected principal payment date for such tranche of notes will be a Monthly Principal Accrual Date for such tranche of notes;

  — any date on which proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes are deposited into the principal funding account for such series, class or tranche of notes will be a Monthly Principal Accrual Date for such series, class or tranche of notes;

  — if there is no numerically corresponding date in that month, then the Monthly Principal Accrual Date will be the last Business Day of the month; and

— if the numerically corresponding date in such month is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Principal Accrual Date will be the last Business Day of the earlier month.

"Net Servicing Fee" has the meaning described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

"Nominal Liquidation Amount Deficit" means, for any tranche of notes, the Adjusted Outstanding Dollar Principal Amount *minus* the nominal liquidation amount of that tranche.

"Pay Out Events" means, for a series of investor certificates (including Series 2001-D), the events described in "*Master Trust II—Pay Out Events*" in this prospectus.

"Performing" means, for any derivative agreement, that no payment default or repudiation by the derivative counterparty has occurred and such derivative agreement has not been terminated.

"Permitted Investments" means:

- obligations of, or fully guaranteed by, the United States of America;

- time deposits or certificates of deposit of depository institutions or trust companies, the certificates of deposit of which have the highest rating from Moody's, Standard & Poor's and, if rated by Fitch, Fitch;

- commercial paper having, at the time of master trust II's or the issuing entity's investment, a rating in the highest rating category from Moody's, Standard & Poor's and, if rated by Fitch, Fitch;

- bankers' acceptances issued by any depository institution or trust company described in the second clause above;

- money market funds which have the highest rating from, or have otherwise been approved in writing by, each rating agency;

- certain open end diversified investment companies; and

- any other investment if each rating agency confirms in writing that such investment will not adversely affect its then-current rating or ratings of the certificates or the notes.

"Portfolio Yield" for a month is the annual rate equivalent of:

- the sum of:

  —Available Funds allocated to the BAseries for the related Transfer Date; *plus*

  —Available Funds allocated to cover the Aggregate Class D Investor Default Amount or any Class D Investor Charge-Offs on the related Transfer Date; *plus*

  —the net investment earnings, if any, in the interest funding subaccounts for notes of the BAseries on that Transfer Date; *plus*

—any amounts to be treated as BAseries Available Funds remaining in interest funding subaccounts after a sale of receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*" in this prospectus; *plus*

—any shared excess available funds from any other series of notes; *plus*

—the product of the servicer interchange allocated to Series 2001-D (as described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus) for that month *times* a fraction, the numerator of which is the Weighted Average Available Funds Allocation Amount for the BAseries for that month and the denominator of which is the Weighted Average Available Funds Allocation Amount for all series of notes for that month; *minus*

—the excess, if any, of the shortfalls in the investment earnings on amounts in any principal funding accounts for notes of the BAseries over the sum of (i) any withdrawals of amounts from the accumulation reserve subaccount and (ii) any additional finance charge collections allocable to the BAseries, in each case, to cover the shortfalls as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds*" in this prospectus; *minus*

—the sum, for each day during that month, of the product of the Investor Default Amounts for that day *times* the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for the BAseries for that day and the denominator of which is the Available Funds Allocation Amount for all series of notes for that day; *minus*

—the Aggregate Class D Investor Default Amount for the related Transfer Date; *divided by*

• the Weighted Average Floating Allocation Investor Interest for that month.

"Principal Allocation Amount" means, on any date during any month for any tranche, class or series of notes (exclusive of (x) any notes within such tranche, class or series which will be paid in full during such month and (y) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (a) for any notes within such tranche, class or series of notes in a note accumulation period, the sum of the nominal liquidation amounts for such notes as of the close of business on the day prior to the commencement of the most recent note accumulation period for such notes, and (b) for all other notes outstanding within such tranche, class or series of notes, (i) the sum of the nominal liquidation amounts for such notes, each as of the close of business on the last day of the immediately preceding month (or, for the first month for any such tranche of notes, the initial dollar principal amount of such notes), *plus* (ii) the aggregate amount of any increases in the nominal liquidation amount of such notes as a result of (y) the issuance of additional notes in an outstanding series, class or tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such series, class or tranche, as applicable, from a principal funding subaccount, in each case during such month on or prior to such date.

"Principal Investor Percentage" means, for any date of determination, a percentage based on a fraction, the numerator of which is the sum of (i) the aggregate Principal Allocation Amounts for such date *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding month *plus* the aggregate amount of any subsequent increases in the Class D Investor Interest as a result of an increase in the required Class D Investor Interest, and the denominator of which is the greater of (a) the total principal receivables in master trust II at the end of the prior month and (b) the sum

of the Investor Interests at the end of the prior month for all outstanding master trust II series of investor certificates on such date of determination. However, this Principal Investor Percentage will be adjusted for certain Investor Interest increases, as well as additions and certain removals of accounts, during the related month. In calculating the Principal Investor Percentage, the Investor Interest is the sum of (i) for each tranche of notes which is not accumulating or paying principal, the Investor Interest at the end of the prior month and (ii) for each tranche of notes which is accumulating or paying principal, the Investor Interest prior to any reductions for accumulations or payments of principal.

"Qualified Institution" means either:

- a depository institution, which may include the indenture trustee or the owner trustee (so long as it is a paying agent), organized under the laws of the United States of America or any one of the states thereof or the District of Columbia, the deposits of which are insured by the FDIC and which at all times has a short-term unsecured debt rating in the applicable investment category of each rating agency; or

- a depository institution acceptable to each rating agency.

"Rapid Amortization Period" means for Series 2001-D the period beginning on and including the pay out commencement date and ending on the earlier of the Series 2001-D termination date and the Master Trust II Termination Date.

"Removal Date" means the date of any removal of receivables in accounts removed from the Master Trust II Portfolio.

"Required Excess Available Funds" means, for any month, zero; provided, however, that this amount may be changed if the issuing entity (i) receives the consent of the rating agencies and (ii) reasonably believes that the change will not have a material adverse effect on the notes.

"Servicer Default" means any of the following events:

(a)   failure by the servicer to make any payment, transfer or deposit, or to give instructions to the master trust II trustee to make certain payments, transfers or deposits, on the date the servicer is required to do so under the master trust II agreement or any series supplement (or within the applicable grace period, which will not exceed 10 Business Days);

(b)   failure on the part of the servicer duly to observe or perform in any respect any other covenants or agreements of the servicer which has a material adverse effect on the certificateholders of any series issued and outstanding under master trust II and which continues unremedied for a period of 60 days after written notice and continues to have a material adverse effect on such certificateholders; or the delegation by the servicer of its duties under the master trust II agreement, except as specifically permitted thereunder;

(c)   any representation, warranty or certification made by the servicer in the master trust II agreement, or in any certificate delivered pursuant to the master trust II agreement, proves to have been incorrect when made which has a material adverse effect on the certificateholders of any series issued and outstanding under master trust II, and which continues to be incorrect in any material respect for a period of 60 days after written notice and continues to have a material adverse effect on such certificateholders;

(d)   the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer; or

(e)   [describe additional servicer defaults, as applicable].

Notwithstanding the foregoing, a delay in or failure of performance referred to in clause (a) above for a period of 10 Business Days, or referred to under clause (b) or (c) for a period of 60 Business Days, will not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God or other similar occurrence.

"Substitution Date" means October 20, 2006.

"Three-Month Average 60$^+$-Day Delinquency Rate" means the average for any three consecutive calendar months of the delinquency rates for receivables in the Master Trust II Portfolio that are 60 or more days delinquent, measured as of the end of the related monthly periods.

"Transfer Date" means the Business Day immediately prior to the Distribution Date in each month.

"Transferor Interest" means the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II.

"Transferor Percentage" means a percentage equal to 100% *minus* the aggregate investor percentages and, if applicable, the percentage interest of credit enhancement providers, for all series issued by master trust II that are then outstanding.

"Unallocated Principal Collections" means any amounts collected in respect of principal receivables that are allocable to, but not paid to, Funding because the Transferor Interest is less than the Minimum Transferor Interest.

"Weighted Average Available Funds Allocation Amount" means, for any month for any tranche, class or series of notes, the sum of the Available Funds Allocation Amount for such tranche, class or series, as applicable, as of the close of business on each day during such month *divided by* the actual number of days in such month.

"Weighted Average Floating Allocation Investor Interest" means, for any month, the sum of the aggregate Available Funds Allocation Amounts for all series of notes as of the close of business on each day during such month *divided by* the actual number of days in such month.

"Weighted Average Principal Allocation Amount" means, for any period for any tranche, class or series of notes, the sum of the Principal Allocation Amount for such series, class or tranche, as applicable, as of the close of business on each day during such period *divided by* the actual number of days in such period.

The Master Trust II Portfolio

The information provided in this Annex I is an integral part of this prospectus, and is incorporated by reference into this prospectus.

General

The receivables conveyed to master trust II arise in accounts selected from the Bank Portfolio on the basis of criteria set forth in the master trust II agreement as applied on the Cut-Off Date or, for additional accounts, as of the date of their designation. The transferor has the right, subject to certain limitations and conditions set forth therein, to designate from time to time additional accounts and to transfer to master trust II all receivables of those additional accounts. Any additional accounts designated must be Eligible Accounts as of the date the transferor designates those accounts as additional accounts. See "*Receivables Transfer Agreements Generally*" and "*Master Trust II—The Receivables*" in this prospectus.

As owner of the credit card accounts, BANA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). BANA has no restrictions on its ability to change the terms of the credit card accounts except as described in this prospectus. See "*Risk Factors—BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you*" in this prospectus. Changes in relevant law, changes in the marketplace or prudent business practices could cause BANA to change credit card account terms. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus for a description of how credit card account terms can be changed.

Economic conditions affect the performance of the receivables in master trust II. If economic conditions were to deteriorate, the performance of the receivables in master trust II may be adversely affected.

Delinquency and Principal Charge-Off Experience

BANA's procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, are described under "*BANA's Credit Card Portfolio—Delinquencies and Collection Efforts*" in this prospectus. Similarly, BANA's procedures for charging-off and writing-off accounts is described under "*BANA's Credit Card Portfolio—Charge-Off Policy*" in this prospectus.

The following table sets forth the delinquency experience for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio for each of the dates shown. The receivables outstanding on the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown. We cannot provide any assurance that the delinquency experience for the receivables in the future will be similar to the historical experience set forth below.

Delinquency Experience
Master Trust II Portfolio
(Dollars in Thousands)

	At [•] [•], 201[•]		At [•] [•], 201[•]		201[•]	
	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables
Receivables Outstanding............	$ [•]		$ [•]		$ [•]	
Receivables Delinquent:						
30-59 Days.............	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%
60-89 Days.............	[•]	[•]	[•]	[•]	[•]	[•]
90-119 Days...........	[•]	[•]	[•]	[•]	[•]	[•]
120-149 Days.........	[•]	[•]	[•]	[•]	[•]	[•]
150-179 Days.........	[•]	[•]	[•]	[•]	[•]	[•]
180 or More Days ..	[•]	[•]	[•]	[•]	[•]	[•]
Total	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%

	At [•] [•], 201[•]		201[•]		201[•]	
	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables
Receivables Outstanding............	$ [•]		$ [•]		$ [•]	
Receivables Delinquent:						
30-59 Days.............	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%
60-89 Days.............	[•]	[•]	[•]	[•]	[•]	[•]
90-119 Days...........	[•]	[•]	[•]	[•]	[•]	[•]
120-149 Days.........	[•]	[•]	[•]	[•]	[•]	[•]
150-179 Days.........	[•]	[•]	[•]	[•]	[•]	[•]
180 or More Days ..	[•]	[•]	[•]	[•]	[•]	[•]
Total	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%

*   Represents a number greater than 0.000% but less than 0.005%

The following table sets forth the principal charge-off experience for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio for each of the periods shown. The following table presents, and the discussions relating to the following table refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. Charge-offs consist of write-offs of principal receivables. If accrued finance charge receivables that have been written off were included in total charge-offs, total charge-offs would be higher as an absolute number and as a percentage of the average of principal receivables outstanding

during the periods indicated. Average principal receivables outstanding is the average of the daily principal receivables balance during the periods indicated. We cannot provide any assurance that the charge-off experience for the receivables in the future will be similar to the historical experience set forth below.

Principal Charge-Off Experience
Master Trust II Portfolio
(Dollars in Thousands)

	[•] Months Ended [•] [•],	Year Ended [•] [•],	
	201[•]	201[•]	201[•]
Average Principal Receivables Outstanding	$ [•]	$ [•]	$ [•]
Total Charge-Offs	$ [•]	$ [•]	$ [•]
Total Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%
Recoveries	$ [•]	$ [•]	$ [•]
Recoveries as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%
Net Charge-Offs	$ [•]	$ [•]	$ [•]
Net Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%

	Year Ended [•] [•],		
	201[•]	201[•]	201[•]
Average Principal Receivables Outstanding	$ [•]	$ [•]	$ [•]
Total Charge-Offs	$ [•]	$ [•]	$ [•]
Total Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%
Recoveries	$ [•]	$ [•]	$ [•]
Recoveries as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%
Net Charge-Offs	$ [•]	$ [•]	$ [•]
Net Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%	[•]%	[•]%

Total charge-offs are total principal charge-offs before recoveries and do not include any charge-offs of finance charge receivables or the amount of any reductions in average daily principal receivables outstanding due to fraud, returned goods, customer disputes or other miscellaneous adjustments.

Net charge-offs are total charge-offs less recoveries on receivables in Defaulted Accounts, determined as described below. Each month, BANA allocates amounts recovered (net of expenses) between its U.S. credit card and consumer loan portfolios *pro rata* based on each portfolio's charge-offs during the prior month relative to the combined charge-offs for both portfolios during the prior month. Once recoveries have been so allocated to the U.S. credit card portfolio, the total amount of those recoveries that are allocated to the Master Trust II Portfolio is determined by dividing the average total principal receivables for the Master Trust II Portfolio for the related calendar month by the average total principal receivables for the U.S. credit card portfolio for the same calendar month. Under the master

trust II agreement, recoveries allocated to the Master Trust II Portfolio and transferred to Funding under the receivables purchase agreement are treated as collections of finance charge receivables.

Revenue Experience

The following table sets forth the revenue experience for the credit card accounts from finance charges, fees paid and interchange in the Master Trust II Portfolio for each of the periods shown. The following table presents, and the discussions relating to the following tables refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences.

The revenue experience in the following table is calculated on a cash basis utilizing the trust methodology. Yield from finance charges and fees is the result of dividing finance charges and fees by average daily principal receivables outstanding during the periods indicated. Finance charges and fees are comprised of monthly cash collections of periodic finance charges and other credit card fees including interchange.

Revenue Experience
Master Trust II Portfolio
(Dollars in Thousands)

	[•] Months Ended [•] [•],	Year Ended [•] [•],	
	201[•]	201[•]	201[•]
Finance Charges and Fees...................................	$[•]	$[•]	$[•]
Yield from Finance Charges and Fees	[•]%	[•]%	[•]%

	Year Ended [•] [•],		
	201[•]	201[•]	201[•]
Finance Charges and Fees...................................	$[•]	$[•]	$[•]
Yield from Finance Charges and Fees	[•]%	[•]%	[•]%

The yield on a cash basis will be affected by numerous factors, including the monthly periodic finance charges on the receivables, the amount of fees, changes in the delinquency rate on the receivables, the percentage of cardholders who pay their balances in full each month and do not incur monthly periodic finance charges, and the percentage of credit card accounts bearing finance charges at promotional rates. See "*Risk Factors*" in this prospectus.

The revenue from periodic finance charges and fees—other than annual fees—depends in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months—as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases—and upon other credit card related services for which the cardholder pays a fee. Revenues from periodic finance charges and fees also depend on the types of charges and fees assessed on the credit card accounts. Accordingly, revenue will be affected by future changes in the types of charges and fees assessed on the accounts and on the types of additional accounts added from time to

time. These revenues could be adversely affected by future changes in fees and charges assessed by BANA and other factors. See "*BANA's Credit Card Activities*" in this prospectus.

Principal Payment Rates

The following table sets forth the highest and lowest cardholder monthly principal payment rates for the Master Trust II Portfolio during any month in the periods shown and the average cardholder monthly principal payment rates for all months during the periods shown, in each case calculated as a percentage of total beginning monthly account principal balances during the periods shown. The following table presents, and the discussions relating to the following tables refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. Principal payment rates shown in the table are based on amounts which are deemed payments of principal receivables with respect to the accounts.


Cardholder Monthly Principal Payment Rates
Master Trust II Portfolio


	[•] [•] Ended [•] [•],	Year Ended [•] [•],				
	201[•]	201[•]	201[•]	201[•]	201[•]	201[•]
Lowest Month	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Highest Month	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Monthly Average	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

BANA's billing and payment procedures are described under "*BANA's Credit Card Portfolio—Billing and Payments*" in this prospectus. See also "*Master Trust II—Collection and Other Servicing Procedures—February 2015 Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. We cannot provide any assurance that the cardholder monthly principal payment rates in the future will be similar to the historical experience set forth above. In addition, the amount of collections of receivables may vary from month to month due to seasonal variations, general economic conditions and payment habits of individual cardholders.

Funding, as transferor, has the right, subject to certain limitations and conditions, to designate certain removed credit card accounts and to require the master trust II trustee to reconvey all receivables in those removed credit card accounts to the transferor. Once an account is removed, receivables existing or arising under that credit card account are not transferred to master trust II.

The Receivables

The amount of principal receivables and finance charge receivables in the first bullet point below and the average principal receivable balance in the second bullet point below were produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—February 2015 Consolidated Payment Prioritization*

Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. As of the beginning of the day on [•] 1, 201[•]:

- the Master Trust II Portfolio included $[•] of principal receivables and $[•] of finance charge receivables;

- the credit card accounts had an average principal receivable balance of $[•] and an average credit limit of $[•];

- the percentage of the aggregate total receivable balance to the aggregate total credit limit was [•]%;

- the average age of the credit card accounts was approximately [•] months; and

- cardholders whose accounts are included in the Master Trust II Portfolio had billing addresses in all 50 States, the District of Columbia and Puerto Rico.

Additionally, as of [•] 1, 201[•]:

- with regard to statements prepared for cardholders during [•] 201[•] only, [•]% of accounts had cardholders that made the minimum payment under the terms of the related credit card agreement; and

- with regard to statements prepared for cardholders during [•] 201[•] only, [•]% of accounts had cardholders that paid their full balance under the terms of the related credit card agreement.

The following tables summarize the Master Trust II Portfolio by various criteria as of the beginning of the day on [•] 1, 201[•]. Because the future composition of the Master Trust II Portfolio may change over time, neither these tables nor the information above describe the composition of the Master Trust II Portfolio at any future time. If the composition of the Master Trust II Portfolio changes over time, noteholders will not be notified of such change. See "*Risk Factors—BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you*" in this prospectus. However, monthly reports containing information on the notes and the collateral securing the notes will be filed with the SEC. See "*Where You Can Find More Information*" in this prospectus for information as to how these reports may be accessed.

Composition by Account Balance
Master Trust II Portfolio

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts	Receivables	Percentage of Total Receivables
Credit Balance.........................	[•]	[•]%	$ [•]	[•]%
No Balance	[•]	[•]	[•]	[•]
$ .01-$ 5,000.00	[•]	[•]	[•]	[•]
$ 5,000.01-$10,000.00	[•]	[•]	[•]	[•]
$10,000.01-$15,000.00	[•]	[•]	[•]	[•]
$15,000.01-$20,000.00	[•]	[•]	[•]	[•]
$20,000.01-$25,000.00	[•]	[•]	[•]	[•]
$25,000.01 or More.................	[•]	[•]	[•]	[•]
Total.................................	[•]	[•]%	$ [•]	[•]%

Composition by Credit Limit
Master Trust II Portfolio

Credit Limit Range	Number of Accounts	Percentage of Total Number of Accounts	Receivables	Percentage of Total Receivables
Less than or equal to $ 5,000.00............................	[•]	[•]%	$ [•]	[•]%
$ 5,000.01 - $ 10,000.00........	[•]	[•]	[•]	[•]
$ 10,000.01 - $ 15,000.00........	[•]	[•]	[•]	[•]
$ 15,000.01 - $ 20,000.00........	[•]	[•]	[•]	[•]
$ 20,000.01 - $ 25,000.00........	[•]	[•]	[•]	[•]
$ 25,000.01 or More	[•]	[•]	[•]	[•]
Total..	[•]	[•]%	$ [•]	[•]%

Composition by Period of Delinquency
Master Trust II Portfolio

Period of Delinquency (Days Contractually Delinquent)	Number of Accounts	Percentage of Total Number of Accounts	Receivables	Percentage of Total Receivables
Not Delinquent.......................	[•]	[•]%	$ [•]	[•]%
Up to 29 Days	[•]	[•]	[•]	[•]
30 to 59 Days	[•]	[•]	[•]	[•]
60 to 89 Days	[•]	[•]	[•]	[•]
90 to 119 Days	[•]	[•]	[•]	[•]
120 to 149 Days	[•]	[•]	[•]	[•]
150 to 179 Days	[•]	[•]	[•]	[•]
180+ Days...............................	[•]	[•]	[•]	[•]
Total	[•]	[•]%	$ [•]	[•]%

*   Represents a number greater than 0.00% but less than 0.05%

Composition by Account Age
Master Trust II Portfolio

Account Age	Number of Accounts	Percentage of Total Number of Accounts	Receivables		Percentage of Total Receivables
Not More than 6 Months............	[•]	[•]%	$	[•]	[•]%
Over 6 Months to 12 Months.....	[•]	[•]%		[•]	[•]
Over 12 Months to 24 Months...	[•]	[•]%		[•]	[•]
Over 24 Months to 36 Months...	[•]	[•]%		[•]	[•]
Over 36 Months to 48 Months...	[•]	[•]%		[•]	[•]
Over 48 Months to 60 Months...	[•]	[•]%		[•]	[•]
Over 60 Months to 72 Months...	[•]	[•]%		[•]	[•]
Over 72 Months	[•]	[•]		[•]	[•]
Total....................................	[•]	[•]%	$	[•]	[•]%

Geographic Distribution of Accounts
Master Trust II Portfolio

State	Number of Accounts	Percentage of Total Number of Accounts	Receivables	Percentage of Total Receivables
California	[•]	[•]%	$ [•]	[•]%
Florida	[•]	[•]%	[•]	[•]
Texas	[•]	[•]%	[•]	[•]
New York	[•]	[•]%	[•]	[•]
Pennsylvania	[•]	[•]%	[•]	[•]
New Jersey	[•]	[•]%	[•]	[•]
Georgia	[•]	[•]%	[•]	[•]
Virginia	[•]	[•]%	[•]	[•]
Massachusetts	[•]	[•]%	[•]	[•]
Illinois	[•]	[•]%	[•]	[•]
Other	[•]	[•]	[•]	[•]
Total	[•]	[•]%	$ [•]	[•]%

Since the largest number of cardholders (based on billing address) whose accounts were included in master trust II as of the beginning of the day on [•] 1, 201[•] were in California, Florida, Texas and New York, adverse changes in the economic conditions in these areas could have a direct impact on the timing and amount of payments on the notes.

FICO. The following table sets forth the FICO®[7] scores on the accounts in the Master Trust II Portfolio, to the extent available, as refreshed during the six-month period ended on [•] 1, 201[•]. Receivables, as presented in the following table, are determined as of [•] 1, 201[•]. A FICO score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. FICO scores may change over time, depending on the conduct of the debtor and changes in credit score technology. Because the future composition and product mix of the Master Trust II Portfolio may change over time, this table is not necessarily indicative of the composition of the Master Trust II Portfolio at any specific time in the future.

Data from an independent credit reporting agency, such as FICO score, is one of several factors that, if available, will be used by BANA in its credit scoring system to assess the credit risk associated with each applicant. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus. At the time of account origination, BANA will request information, including a FICO score, from one or more independent credit bureaus. FICO scores may be different from one bureau to another. For some cardholders, FICO scores may be unavailable. FICO scores are based on independent third party information, the accuracy of which cannot be verified.

---

[7] FICO® is a federally registered servicemark of Fair, Isaac & Company.

The table below sets forth refreshed FICO scores from a single credit bureau as of the beginning of the day on [•] 1, 201[•].

Composition by FICO Score
Master Trust II Portfolio

FICO Score	Receivables	Percentage of Total Receivables
Over 720	$ [•]	[•]%
661-720	[•]	[•]
601-660	[•]	[•]
Less than or equal to 600	[•]	[•]
Unscored	[•]	[•]
TOTAL	$ [•]	[•]%

FICO scores for the portfolio are refreshed, a portion of the portfolio at a time, on a rolling, periodic basis. Prior to refreshing FICO scores for the portion of the portfolio due to be refreshed in September 2011, BANA used the TransUnion FICO Risk Score Classic 04 model to determine FICO scores. When refreshing FICO scores for the accounts in the portion of the portfolio due to have their FICO scores refreshed in September 2011, BANA began using the TransUnion FICO Risk Score Classic 08 model to determine FICO scores in place of the TransUnion FICO Risk Score Classic 04 model. BANA currently intends to continue using the TransUnion FICO Risk Score Classic 08 model to refresh FICO scores going forward. As of the beginning of the day on [•] 1, 201[•], approximately [•]% of the receivables shown in the Composition by FICO Score Master Trust II Portfolio table above have had their FICO score refreshed using the TransUnion FICO Risk Score Classic 08 model.

A "refreshed" FICO score means the FICO score determined by TransUnion during the six-month period ended [•] 1, 201[•].

A credit card account that is "unscored" means that a FICO score was not obtained for such account during the six-month period ended [•] 1, 201[•].

Outstanding Series, Classes and Tranches of Notes

The information provided in this Annex II is an integral part of the prospectus, and is incorporated by reference into the prospectus.

BAseries

Class A Notes

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class A(2001-Emerald)	8/15/01	Currently, $0[8]	—	—	—
Class A(2004-3)	3/17/04	$ 700,000,000	One Month LIBOR + 0.26%	March 2019	August 2021
Class A(2007-1)	1/18/07	$ 500,000,000	5.17%	January 2017	June 2019
Class A(2007-4)	3/20/07	$ 300,000,000	One Month LIBOR + 0.04%	June 2017	November 2019
Class A(2007-11)	8/2/07	$ 400,000,000	One Month LIBOR + 0.07%	July 2017	December 2019
Class A(2008-2)	3/14/08	$ 1,250,000,000	One Month LIBOR + 1.30%	March 2016	August 2018
Class A(2014-1)	2/13/14	$ 1,750,000,000	One Month LIBOR + 0.38%	January 2019	June 2021
Class A(2014-2)	5/14/14	$ 1,250,000,000	One Month LIBOR + 0.27%	April 2017	September 2019
Class A(2014-3)	9/15/14	$ 1,100,000,000	One Month LIBOR + 0.29%	August 2017	January 2020
Class A(2015-1)	2/6/15	$ 1,100,000,000	One Month LIBOR + 0.33%	January 2018	June 2020
Class A(2015-2)	4/29/15	$ 1,200,000,000	1.36%	April 2018	September 2020

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[8] Subject to increase up to the current program limit of $10,317,000,000, such current limit also subject to increase.

BAseries

Class B Notes

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class B(2005-3)	11/9/05	$ 150,962,500	Not to exceed One Month LIBOR + 0.40%[9]	October 19, 2015	March 19, 2018
Class B(2010-1)	1/15/10	Variable Funding Note[10]	0%	Not Applicable	To be Determined[11]

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[9] Class B(2005-3) noteholders will receive interest at Three Month EURIBOR + 0.30% on an outstanding euro principal amount of €125,000,000, pursuant to the terms of a currency and interest rate swap applicable only to the Class B(2005-3) Notes.

[10] The Class B(2010-1) Note is a variable funding note that as of [•] [•], 201[•] had a nominal liquidation amount of $[•]. The nominal liquidation amount of this Note may increase up to $4,000,000,000 and may decrease to zero from time to time.

[11] The legal maturity date of the Class B(2010-1) Note is the earliest to occur of (i) the date on which the Transferor determines to be the Class B(2010-1) Termination Date following payment in full of the outstanding dollar principal amount of the Class B(2010-1) Note to the Class B(2010-1) Noteholders, (ii) the date that is 29 calendar months after the latest expected principal payment date for any BAseries Class A Notes, and (iii) the date on which the Indenture is discharged and satisfied.

BAseries

Class C Notes

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class C(2010-1)	1/15/10	Variable Funding Note [12]	0%	Not Applicable	To be Determined [13]

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[12] The Class C(2010-1) Note is a variable funding note that as of [•] [•], 201[•] had a nominal liquidation amount of $[•]. The nominal liquidation amount of this Note may increase up to $4,000,000,000 and may decrease to zero from time to time.

[13] The legal maturity date of the Class C(2010-1) Note is the earliest to occur of (i) the date on which the Transferor determines to be the Class C(2010-1) Termination Date following payment in full of the outstanding dollar principal amount of the Class C(2010-1) Note to the Class C(2010-1) Noteholders, (ii) the date that is 29 calendar months after the latest expected principal payment date for any BAseries Class B Notes or Class A Notes, and (iii) the date on which the Indenture is discharged and satisfied.

Outstanding Master Trust II Series of Investor Certificates

The information provided in this Annex III is an integral part of the prospectus, and is incorporated by reference into the prospectus.

#	Series/Class	Issuance Date	Investor Interest	Certificate Rate	Scheduled Payment Date	Termination Date
1	*Series 2001-D*					
	Collateral Certificate [14]	5/24/01	—	—	—	—
	Class D Certificate [15]	3/2/09	—	—	—	—

[14] The collateral certificate represents the primary asset of the BA Credit Card Trust.
[15] The Class D certificate provides credit enhancement to the collateral certificate. For a more specific description of how the required Class D Investor Interest is calculated, see *"The Notes—Required Subordinated Amount—The Class D Certificate"* in the prospectus.

Asset Representations and Related Review Procedures

The information provided in this Annex IV is an integral part of the prospectus, and is incorporated by reference into the prospectus. Representations and warranties made in the master trust II agreement by Funding and, prior to the Substitution Date, FIA with respect to the receivables transferred by Funding or FIA (as applicable) to master trust II, and in the receivables purchase agreement by BANA and, prior to the BACCS Removal Date, BACCS with respect to the receivables transferred by BANA or BACCS (as applicable) to Funding, are set forth in the first column of the table below.

Each of the representations and warranties set forth in the table below was made only as of the date or dates specified in the second column of the table below.

Representation	As-of Date	Breach Determination Procedure



Bank of America, National Association
Sponsor, Servicer and Originator

BA Credit Card Funding, LLC
Transferor and Depositor

BA Credit Card Trust
Issuing Entity

BAseries

$[•]
Class [•](201[•]-[•]) Notes

_____

PROSPECTUS

_____

Underwriters

BofA Merrill Lynch

_____

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus. Such delivery obligations may be satisfied by filing this prospectus with the Securities and Exchange Commission.

PART II

Item 12. *Other Expenses of Issuance and Distribution*.

      The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder[, including the asset-backed securities being carried forward,] other than underwriting discounts and commissions.

Registration Fee	$[•]**
Printing and Engraving Expenses	$0**
Trustee's Fees and Expenses	$[•]*
Legal Fees and Expenses	$[•]*
Blue Sky Fees and Expenses	$[•]*
Accountants' Fees and Expenses	$[•]*
Rating Agency Fees	$[•]*
Miscellaneous Fees and Expenses	$[•]*
Total	$[•]*

_____
*   Estimated
**   Actual

Item 13. *Indemnification of Directors and Officers.*

      Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

      The Registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the Registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, officers, directors, employees and agents of the Registrant, and employees, representatives, agents and affiliates of its members (collectively, the "Covered Persons"), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the Registrant shall be provided out of and to the extent of Registrant assets only, and the members shall not have personal liability on account thereof; and provided further, that so long as any indebtedness, liabilities and obligations of the Registrant under or in connection with the other Basic Documents (as defined in the Limited Liability Company Agreement of the Depositor, included as Exhibit 3.1 to this Registration Statement) or any related document in effect as of any date of determination, is outstanding, no indemnity payment from funds of the Registrant (as distinct from funds from other sources, such as

insurance) of any indemnity under the limited liability company agreement shall be payable from amounts allocable to any other person pursuant to the Basic Documents.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the Registrant and upon such information, opinions, reports or statements presented to the Registrant by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Registrant, including information, opinions, reports or statements as to the value and amount of the assets or liabilities of the Registrant, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the Registrant or to any other person bound by the limited liability company agreement for its good faith reliance on the provisions of the limited liability company agreement. The provisions of the limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Each underwriting agreement will generally provide that the underwriter will indemnify the Registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriter. The Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.   *Exhibits.*

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Second Amended and Restated Limited Liability Company Agreement of BA Credit Card

Exhibit Number	Description
	Funding, LLC (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)
4.1	Second Amended and Restated Receivables Purchase Agreement (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)
4.2	[Fourth Amended and Restated Indenture]*
4.3	Form of Indenture Supplement for a Multiple Tranche Series of Notes (included in Exhibit 4.2 to the Registrant's Form S-3 filed with the Securities and Exchange Commission on April 24, 2001, which is incorporated herein by reference)
4.4	[Third Amended and Restated BAseries Indenture Supplement]*
4.5	[Fourth Amended and Restated Pooling and Servicing Agreement]*
4.6	[Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement relating to the Collateral Certificate]*
4.7	Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust (included in Exhibit 4.3 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)
4.8	Form of Notes (included as exhibits to Exhibit 4.6)
4.9	Form of Collateral Certificate (included as an exhibit to Exhibit 4.8)
4.10	[Asset Representations Review Agreement]*
4.11	Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included in Exhibit 4.8 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)
4.12	First Amendment to Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included as Exhibit 4.4 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)
5.1	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Collateral Certificate*
5.2	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Notes*

Exhibit Number	Description
8.1	Opinion of Chapman and Cutler LLP with respect to tax matters*
23.1	Consents of Richards, Layton & Finger, P.A. (included in its opinions filed as Exhibits 5.1 and 5.2)*
23.2	Consent of Chapman and Cutler LLP (included in its opinion filed as Exhibit 8.1)*
24.1	Powers of Attorney (included on page II-8)
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as Indenture Trustee under the Indenture*
36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities
99.1	Delegation of Servicing Activities Agreement (included in Exhibit 99.1 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on February 12, 2015, which is incorporated herein by reference)

_____

* To be filed by Amendment.

Item 15.   *Undertakings.*

(a)   *Rule 415 Offering.*

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B) *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an

underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)   ***Filings Incorporating Subsequent Exchange Act Documents by Reference.***

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new

registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   ***Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.***

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)   ***Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties***

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, Delaware on [●][●], 2015.


BA CREDIT CARD FUNDING, LLC

Acting solely in its capacity as depositor of
BA Credit Card Trust and BA Master Credit Card
Trust II

By: _____

Name: Scott W. McCarthy
Title: President


KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott W. McCarthy his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement and any or all other documents in connection therewith, and any registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on [●][●], 2015 by the following persons in the capacities indicated.

Signature	Title
_____ Albert Fioravanti	Director
_____ Scott W. McCarthy	President, Director (Principal Executive Officer)
_____ Joseph Lombardi	Vice President, Treasurer, Director (Principal Financial Officer and Principal Accounting Officer)
_____ Stephanie L. Vincent	Vice President, Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Second Amended and Restated Limited Liability Company Agreement of BA Credit Card Funding, LLC (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)
4.1	Second Amended and Restated Receivables Purchase Agreement (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)
4.2	[Fourth Amended and Restated Indenture]*
4.3	Form of Indenture Supplement for a Multiple Tranche Series of Notes (included in Exhibit 4.2 to the Registrant's Form S-3 filed with the Securities and Exchange Commission on April 24, 2001, which is incorporated herein by reference)
4.4	[Third Amended and Restated BAseries Indenture Supplement]*
4.5	[Fourth Amended and Restated Pooling and Servicing Agreement]*
4.6	[Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement relating to the Collateral Certificate]*
4.7	Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust (included in Exhibit 4.3 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)
4.8	Form of Notes (included as exhibits to Exhibit 4.6)
4.9	Form of Collateral Certificate (included as an exhibit to Exhibit 4.8)
4.10	[Asset Representations Review Agreement]*
4.11	Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included in Exhibit 4.8 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)
4.12	First Amendment to Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included as Exhibit 4.4 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

Exhibit Number	Description
5.1	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Collateral Certificate*
5.2	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Notes*
8.1	Opinion of Chapman and Cutler LLP with respect to tax matters*
23.1	Consents of Richards, Layton & Finger, P.A. (included in its opinions filed as Exhibits 5.1 and 5.2)*
23.2	Consent of Chapman and Cutler LLP (included in its opinion filed as Exhibit 8.1)*
24.1	Powers of Attorney (included on page II-8)
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as Indenture Trustee under the Indenture*
36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities
99.1	Delegation of Servicing Activities Agreement (included in Exhibit 99.1 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on February 12, 2015, which is incorporated herein by reference)

_____

* To be Filed by Amendment.

EXHIBIT 36.1

[Form of] Certification

I [•] certify as of [•] [•], 201[•] that:

1. I have reviewed the prospectus relating to the BAseries Class [•](201[•]-[•]) notes (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2. Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4. Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: [•] [•], 201[•]

By: _____
        Name:
        Title:

        (chief executive officer of the depositor)